The registrant is submitting this draft Registration Statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on April 13, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AP Gaming Holdco, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7993	46-3698600
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

(702) 722-6700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David Lopez

Chief Executive Officer

c/o AP Gaming Holdco, Inc.

5475 S. Decatur Blvd., Ste #100

Las Vegas, NV 89118

(702) 722-6700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Victor Gallo General Counsel c/o AP Gaming Holdco, Inc. 5475 S. Decatur Blvd., Ste #100 Las Vegas, NV 89118 (702) 722-6700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐ Accelerated filer ☐	Smaller reporting company	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of any additional shares that the underwriters have the option to purchase, if any. See “Underwriting.”

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 13, 2017

PRELIMINARY PROSPECTUS

            Shares

AP Gaming Holdco, Inc.

Common Stock

This is the initial public offering of AP Gaming Holdco, Inc., a Delaware corporation (the “Issuer”). We are offering              shares of common stock.

We expect the public offering price to be between $        and $        per share. Prior to this offering, no public market exists for the shares. We intend to apply to list our common stock on             under the symbol “AGS.” We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and are eligible for reduced public company reporting requirements. Please see “Prospectus Summary—Implications of being an Emerging Growth Company.” We will also be a “controlled company” under the corporate governance rules for      -listed companies and will be exempt from certain corporate governance requirements of the rules. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to the section “Underwriting” of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional              shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2017.

The date of this prospectus is                     , 2017.

WHAT WE DO SLOT MACHINES TABLE GAMES & EQUIPMENT SOCIAL ONLINE CASINO B2B & B2C REVENUE $167M up 35% y-o-y Non-recurring 7% Recurring 93% 2016 MAJOR EVENTS Launched new core slot cabinet, ICONTM Introduced the highly innovative OrionTM premium slot cabinet Introduced Dex STM card shuffler for poker Acquired proven side bet, Buster BlackjackTM, in 2015; more than tripled the number of placements Big RedTM recognized as one of industry’s top-five performing games** Installed the most slot machines in the Company’s history Prepared to enter new markets: Canada Indiana, Ohio, & Pennsylvania SIGNIFICANT ACQUISITIONS CADILLAC JACK 2015 ROCKET PLAY 2015 COLOSSAL GAMING 2014 KEY MARKETS OKLAHOMA MEXICO ALABAMA TEXAS FLORIDA WISCONSIN WASHINGTON NEVADA CALIFORNIA LOUISIANA LOCATIONS AGS 500+ employees around the globe San Francisco AGSi Ops & Sales Las Vegas Corporate HQ Austin R&D Studio Mexico City Sales Oklahoma City Mfg. & Ops Atlanta R&D Studio Tel Aviv AGSi Dev. PRODUCT FOOT PRINT* 20.8K+ recurring revenue units 1,500+ table game products on lease 46,000 daily average users (DAU) 1.3M installs 3M Lifetime installs *As of fiscal year end 2016. **Per Eilers-Fantini Q4 2016 Slot Survey.

TIMELINE January 2017 Matt Reback appointed EVP Former VP of Marketing at Konami 12+ years of industry experience September 2015 Purchase of intellectual Property for card shuffler June 2015 Acquisition of social casino Company, RocketPlay May2015 Acquistion of slot designer and supplier, Cadillac Jack January 2015 Robert Perry appointed SVP of Sales Former VP of sales at Aristocrat 14+ years of industry experience September /October 2014 Acquisition of first table game titles July 2014 Formation of table games division February 2014 David Lopez appointed CEO Former CEO at GCA Previously COO at SHFL 20+years of industry experience 2001 AGS historical gaming assets beginnings September 2015 Julia Boguslawski appointed CMO Former Chief of staff at Scientific Games Previously VP of IR at SHFL 9+years of industry experience September 2015 Acquisition of Buster Blackjack May 2015 Sigmund Lee appointed CTO Former CTO at Cadillac Jack Previously VP of engineering at Bally 15+years of industry experience March 2015 Kimo Akiona appointed CFO Former SVP of Finance at SHFL 18+years of industry experience September 2014 Rebrand to AGS August 2014 John Hemberger appointed SVP of Table Products Former Head of Table Games at SHFL 11+years of industry experience May 2014 Acquisition of game design studio, Colossal Gaming December 2013 Purchased by funds affiliated with Apollo

COMBINED REVENUE*

5.2%
CAGR

IN MILLIONS
$136
$144
$162
$153**
$158
$167
95%
91%
95%
93%
2012
2013
2014
2015
2016
TOTAL REVENUE
RECURRING REVENUE

* Combined with revenues from Cadillac Jack and RocketPlay.
** Adjusted to exclude a large one-time equipment sale of approximately $8.6M.

EGM INSTALLED BASE†

28.2%
TOTAL CAGR††

UNITS
7,720
16
8,708
18
8,735
19
19,251
6,112
13,139
26
20,851
6,898
13,953
28
2012
2013
2014
2015
2016
MX
7.9%
CAGR†††
US
15.9%
CAGR††
Currently, licensed in 31 states
STATES WITH EGM PLACEMENTS

† Recurring revenue units; does not include sold units. Combined with Cadillac Jack installed base beginning 2015.
†† 2012-2016
††† Calculated from time of the Cadillac Jack acquisition.

TABLE GAME INSTALLED BASE***

96.9%
CAGR

UNITS
387
815
1,500
2014
2015
2016

*** Includes legacy installed base inherited from various acquisitions.

COMBINED REVENUE* ags 5.2% CAGR IN MILLIONS $136 $144 $162 $158 $167 $153 94% 91% 95% 93% 2012 2013 2014 2015 2016 TOTAL REVENUE RECURRING REVENUE *Combined with revenues from Cadillac Jack and Rocket Play. **Adjusted to exclude a large one-time equipment sake of approximately $8.6M. EGM INSTALLED BASE+ 28.2% TOTAL CAGR++ 7,720 8,708 8,735 19,251 6,112 13,13,139 20,851 6,898 13,953 16 18 19 27 28 MX 7.9% CAGR+++ US 15.9% CAGR++ Currently, Licenced in 31 states STATES WITH EGM PLACEMENTS 2012 2013 2014 2015 2016 + Recurring revenue units. Combined with Cadillac Jack installed base beginning 2015. ++ 2012-2016 +++ Calculated from time of the Cadillac Jack acquisition. TABLE GAME INSTALLED BASE*** 96.6% CAGR UNITS 387 815 1,500 2014 2015 2016 ***Includes legacy installed base inherited from various acquisition.

UNTAPPED POTENTIAL NEARLY DOUBLED OUR TAM* AGS represents 1.4% of the total US & Canada EGM market. Every 1% increase in market share equates to 9.750 incremental units and nearly $87 units and nearly $87 million in revenue. 1% MARKET SHARE = ~$87m+ 2012 TDM** = -960,000 TAM = -400,000 AGS = 7,720 TDM = - -970,000 TAM = - 650,000 AGS = 8,735 TDM = - 975,000 TAM = -725,000 AGS = 13,953 *TAM = Total Addressable markets in which we are licenced to place EGMs in US & Canada. ** TDM = Total US & Canada EGM markets. + Incremental revenue calculation based on our FY 2016 Domestic RPD. GROWING MARKET OPPORTUNITIES 127 licenses 2012 243 licenses 2016 161 licenses 2014 canada mexico EGMS & TABLE PRODUCTS EGMS ONLY TABLE PRODUCTS ONLY NO PRESENCE CANDA MEXICO

Social Casino
Specialty EGMs
Core EGMs
Premium EGMs
Table Games
Table Equipment
BONUS SPIN

ags Specialty EGMs Core EGMs Social Casino Premium EGMs Table Games Table Equipment Bonus Spin

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including without limitation ICON®, ORION® and Big Red®. This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

We include in this prospectus statements regarding factors that have impacted our and our customers’ industries. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by Eilers & Krejcik Gaming, LLC and the Global Gaming Outlook published by PricewaterhouseCoopers, LLP in 2011, as well as internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

PRESENTATION OF FINANCIAL INFORMATION

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “we,” “us,” “our” and “AP Gaming” refer to AP Gaming Holdco, Inc., a Delaware corporation, and its consolidated subsidiaries, including AGS Capital, LLC (“AGS Capital”) and AGS, LLC (“AGS”). References to “Apollo” and the “Sponsor” refer to Apollo Global Management, LLC and its subsidiaries as described under “—Our Sponsor.” This prospectus contains financial statements of the Company for the years ended December 31, 2014, 2015 and 2016. This prospectus also contains the financial statements of Amaya Americas Corporation (“Cadillac Jack”) for the year ended December 31, 2014 and the fiscal quarter ended March 31, 2015. We acquired Cadillac Jack on May 29, 2015.

We provide products in three distinct segments: Electronic Gaming Machines (“EGM”), Table Products (“Table Products”), and Interactive Social Casino Games (“Interactive”). Each segment’s activities include the design, development, acquisition, manufacturing, marketing, distribution, installation and servicing of a distinct product line.

TERMS USED IN THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, the following terms in this prospectus have the meanings set forth below:

•	Average Revenue per Daily Active User (ARPDAU): ARPDAU is calculated by dividing (a) daily revenue by (b) the number of Daily Active Users.

•	Daily Active Users (DAU): DAU is a count of daily unique visitors to a site.

•	Monthly Active Users (MAU): MAU is a count of monthly unique visitors to a site.

•	Average Monthly Lease Price: Average monthly lease price is calculated by dividing (a) total revenues recognized and directly attributable to table products by (b) the number of Table Products Installed Base and by (c) the number of months in such period.

•	Average Sales Price: Average sales price is calculated by dividing (a) total revenues recognized and directly attributable to EGM unit sales in a period by (b) the number of EGM units sold over that same period.

•	Business-to-Business (B2B): B2B is the exchange of products, services and information between us and other businesses (i.e., casinos), rather than between us and end-user consumers.

•	Business-to-Consumer (B2C): B2C Social is the sale of products, services and information from us to social casino apps end-user consumers

•	Compound Annual Growth Rate (CAGR): CAGR is the mean annual growth rate of an investment over a specified period of time longer than one year.

•	Class I Market: Class I gaming includes (i) traditional Native American gaming which may be part of Native American tribal ceremonies and celebrations (e.g. contests and games of skill) and (ii) social gaming for minimal prizes. Regulatory authority over Class I gaming is vested exclusively in Native American tribal governments and is not subject to IGRA requirements.

•	Class II Market: Class II gaming includes (i) the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used to facilitate play in connection therewith) and if played in the same location as bingo, also includes pull tabs, punch board, tip jars, instant bingo, and other games similar to bingo and (ii) non-bank card games (i.e., games that are played exclusively against other players rather than against the house or a player acting as a bank). Class II gaming excludes (i) slot machines and (ii) electronic facsimiles of Class III games. Regulatory authority over Class II gaming is vested in Native American tribes so long as (i) the state in which the Native American tribe is located permits such gaming for any purpose and (ii) the Native American tribal government adopts a gaming ordinance approved by the National Indian Gaming Commission and the laws of the Native American tribe conducting such gaming.

•	Class III Market: Class III gaming includes all forms of gaming that do not fit into Class I or Class II markets. For instance, games commonly played at casinos, including but not limited to slot machines, blackjack, craps, roulette, wagering games and electronic facsimiles of any game of chance.

•	Commercial EGM: A non-tribal gaming device, also referred to as a slot machine.

•	Commercial Jurisdiction: A non-tribal gaming jurisdiction.

•	Electronic Gaming Machines (EGM): EGMs include but are not limited to slot machines, Class II machines, video poker and video lottery machines.

•	EGM Installed Base: EGM Installed Base is the number of EGM units installed on a specified date.

•	EGM revenue per day (EGM RPD): EGM RPD is calculated by dividing (a) total revenues over a specified period recognized and directly attributable to EGM units on lease (whether on a participation or daily fee arrangement) by (b) the number of EGM units installed over that period and by (c) the number of days in such period.

•	Gross Margin: Gross margin equals (a) total revenue minus (b) cost of gaming operations and (c) cost of equipment sales, divided by (d) total revenue.

•	Indian Gaming Regulatory Act (IGRA): IGRA is a federal act that established three classes of gaming markets with a separate regulatory scheme for each class.

•	Progressive Bonusing Solution: A system whereby players are able to make a progressive wager that when won, allowing a participant to spin a virtual wheel at the table for cash or experience based prizes.

•	Recurring Revenue: Recurring revenue includes revenues from (i) lease agreements (whereby we place EGMs, systems and table game products at a customer’s facility in return for either a share of the revenues that these products generate or a daily or monthly fee) and (ii) Interactive gaming operations. This amount is presented as “Gaming operations” on our statements of operations and comprehensive loss and our Consolidated Statement of Operations.

•	Real Money Gambling (RMG): RMG involves gambling for real money.

•	Ship share: Ship share is the share of all slots sold in a specified period.

•	Social Remote Gaming Server (Social RGS): Social RGS is a type of remote gaming server which provides our slot game content to casino customers using either casino customer or third party solutions.

•	Social White-Label-Casino (Social WLC): Social WLC is a turn-key, free-to-play mobile app, which can incorporate a casino customer’s brand and style. Social WLC has meta game features and promotional capabilities.

•	Table Products Installed Base: Table Products Installed Base is the number of table products installed on a specified date.

•	Win-per-Day (WPD): WPD is the total revenue generated by an EGM per day.

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Except as stated otherwise herein, the share data set forth in this prospectus reflects the reclassification of our capital stock as described below under “—The Reclassification.”

COMPANY AND PRODUCT OVERVIEW

AP Gaming is a leading designer and supplier of diverse products and services for the gaming industry. Our roots began in 2005 when we were founded and started supplying electronic gaming machines (“EGMs”), which include slot machines, video bingo machines, and other electronic gaming devices, to the Class II Native American gaming market, where we are one of the market leaders. Our customers consist of casino operators in Class II and Class III Native American and commercial gaming enterprises. For the twelve months ended December 31, 2016, approximately 93% of our total revenue was recurring, which refers to Interactive revenue and revenue generated under contracted lease agreements, whereby we place EGMs and table game products at a customer’s facility in return for either a share of the revenues that these products generate, or a daily or monthly fee. Over the past two years, we have also significantly broadened and diversified our product portfolio through both organic development and strategic acquisitions, and we now offer three distinct categories of gaming products:

EGM Offerings

   Our EGM business is our largest and most recognized product segment. We provide a library of nearly 300 game titles offered on several state-of the-art cabinets and are continually developing new titles for our existing machines. We currently derive substantially all of our gaming revenues from lease agreements, pursuant to which we place gaming machines and systems at a customer’s facility in return for either a daily fee or a share of the revenues that these games and systems generate, which we refer to as “participation agreements” and as our “participation model.” We believe that our participation model provides our customers with distinct advantages. By leasing our gaming machines, our customers introduce new games in their facilities with minimal cost and financial risk. Additionally, the participation model directly aligns our interests with those of our customers through a shared dependence on the games’ performance.

We have increased our installed base of participation gaming machines every year from 2005 to 2016, and we remain highly focused on continuing to expand our domestic and international installed base of participation gaming machines in both our current and new markets. We have also substantially increased the number of markets in which we have participation gaming machines, from three U.S. states and five total licenses in 2005 to 31 U.S. states and two foreign countries and 243 total licenses as of December 31, 2016, and believe we are now able to sell products to approximately 75% of the North American slot floors. As of December 31, 2016, our total EGM footprint comprised 20,851 units installed under revenue sharing or fee-per-day agreements.

Beyond our participation model, we generate revenue from the sale of gaming machines and systems, and we expect gaming machine sales and systems sales to continue to play a role in our business and complement our core participation model as we expand into new gaming markets and roll out our new and proprietary cabinets and titles.

   Cabinets

We design cabinets for comfort, functionality and serviceability. We design all of our cabinets (our core cabinet ICON, our newly introduced premium cabinet, Orion, and our specialty cabinet, Big Red/Colossal Diamonds) with the intent of capturing the attention of players on casino floors while aiming to maximize operator profits.

   Game Titles

Across our library of over 300 game titles, we have a portfolio of award winning titles, including Bonus Spin, Golden Wins, Jade Wins, Buffalo Jackpots, Longhorn Jackpots, Colossal Diamonds and Fu Nan Fu Nu, as well as legacy titles with long-lasting playability that continue to appeal to players across the county, such as Royal Reels and the So Hot family of games. We strategically focus our development efforts on creating games that appeal to the “core gambler” and have more than 50 new titles planned for release in 2017. Our internal development teams create these titles using original art and sounds, which we believe increases our likelihood of creating a commercially successful title.

Table Product Offerings

   In mid-2014, we launched a new table products division to provide live felt table games and ancillary table game equipment to our casino customers. Most of our table products segment revenue is derived from recurring royalties or leases in the U.S., with recent expansion into Canada and Australia. As of December 31, 2016, and within the first two years of this division’s introduction, we had placed over 1,500 table products domestically and internationally, and in 2016, our table products division generated $2.7 million of revenues. We believe this division will serve as a growth engine for us and that the proprietary table game share of casinos will continue to grow as it has over the past 20 years. We believe that, in 1997, proprietary table games represented only 1% of table games in North American Casinos; today, we believe that number has grown, on average, to anywhere between 18%-30%. Additionally, a growing trend over the past 10 years has been the introduction of side bets on blackjack tables to increase the overall hold of games on the floor. We believe our table products division offers a full suite of side bets and proprietary table games to capitalize on these trends.

   Table Games

From proprietary, premium games to add-on bets (“side bets”), our table games product segment is based on recurring, leased revenue with a high profit margin. We have acquired several premium games and side bets, including In-Bet, Buster Blackjack, and Criss Cross Poker, providing betting options that we believe offer more excitement and greater volatility to a player. We have also internally created our own unique premium games, including Chase the Flush, which has received positive feedback from our customers and as a result, we have been able to install a large number of products in the first six months since introduction. We anticipate Chase the Flush will continue to be successful, along with other proprietary games we intend to unveil each year.

   Table Equipment, Shuffler and Progressive Bonusing Systems

Our table equipment offerings are ancillary to table games and include our single-deck card shuffler, Dex S, as well as our baccarat signage solution and our roulette readerboard. We also now offer a progressive bonusing solution for casino operators through Bonus Spin. We believe that shufflers and progressive bonusing on table games is a growing category with substantial growth opportunities.

Interactive Social Casino Offerings

   Through the acquisition of Gamingo Limited in 2015 (described further in “—Developments & Acquisitions”), we began offering business-to-consumer social, interactive casino products (“B2C Social”) available on mobile devices. Our social casino games include online versions of our popular EGM game titles and are accessible to players worldwide on multiple mobile platforms, which we believe leads to establishing brand recognition and cross selling opportunities. Although free to play, our social games generate recurring revenue through the in-game sale of virtual goods and currency. We have recently expanded into new business-to-business (“B2B”) verticals, which includes utilizing our core app, Lucky Play Casino, and rebranding it into a version for land-based casino operators, as well as game server accessibility. As of December 31, 2016, our combined B2C offerings reached nearly 46,000 daily active users (“DAU”) and approximately three million lifetime installations. In 2016 our Interactive segment produced $7.7 million of revenues.

   B2C Social

Our B2C Social games are designed for players who enjoy playing casino games on their mobile devices with no real money wagering. We distribute our games through the Apple App Store and the Google Play Store. Our collection of game apps offers real-casino games, including EGM game titles.

   B2B Social

We offer two distinct B2B Social casino products for our land-based casino customers. Our Social White Label Casino offering (“Social WLC”) is a turn-key, free to play mobile social casino app solution, and our Social Remote Game Server (“Social RGS”) allows operators to access our game content using an existing social casino solution. We are also exploring partnership opportunities in Online Real Money Gambling (“RMG”), which we believe is a new area for expansion.

DEVELOPMENTS & ACQUISITIONS

In December 2013, we were acquired by funds affiliated with Apollo. Subsequent to the acquisition, we made several strategic hires to upgrade and complement the existing members of our senior leadership team. Under our new ownership and leadership team, we have transformed our business to create a strategically focused and more efficient organization with a performance driven culture and a clear and executable growth strategy.

In particular, we have enhanced our senior leadership team with the appointment of a new CEO with over 20 years of industry experience, David Lopez, the former CEO of Global Cash Access and COO of SHFL entertainment, Inc. Under David’s leadership, we have substantially upgraded the senior leadership team including the appointments of Sigmund Lee as CTO (former CTO of Cadillac Jack and VP of engineering at Bally Technologies with over 15 years of industry experience), Kimo Akiona as CFO (former SVP of Finance at SHFL entertainment, Inc. and SVP at Bally Technologies with over 18 years of industry experience), Julia Boguslawski as CMO (former Chief of Staff at Scientific Games, VP of Global Marketing at Bally Technologies, Inc. and VP of Investor Relations at SHFL entertainment, Inc. with over nine years of industry experience), Matt Reback as EVP (former VP of Marketing at Konami with over 12 years of industry experience), John Hemberger as SVP of Table Products (former head of Table Products at SHFL entertainment, Inc. with over 11 years of industry experience), and Robert Perry as SVP of Sales (former VP of Sales at Aristocrat with over 14 years of industry experience). We believe these changes have created a more effective senior leadership team. As a result, we believe we are better positioned to maximize the value potential of our existing business and to execute on our growth strategy.

We have a successful track record of growing and improving our business and retaining key personnel through strategic acquisitions. Over the past three years, we have been able to create new product lines, improve our existing product and content diversity, expand our technological capabilities, and enter new markets domestically and internationally. During this time period, we have also been able to successfully complete and integrate over 20 strategic acquisitions for approximately $425 million, several of which have enabled us to form new divisions and enter new product lines, including our table products and interactive businesses. Several examples include:

   In 2015, we acquired 100% of the equity of Amaya Americas Corporation (“Cadillac Jack”), a leading provider of Class II gaming machines for the North American tribal gaming market, with key regions of operation within Alabama, Mexico, and Wisconsin. The acquisition of Cadillac Jack was a transformative acquisition for us as it more than doubled the size of our footprint with limited distribution overlap and led to (i) significant cost savings and cross-selling opportunities, (ii) diversification of our existing revenue base, (iii) integration of the Cadillac Jack R&D team that has allowed us to accelerate expansion into new jurisdictions, and (iv) the doubling of our title game library and annual title game production capabilities that have enhanced our ability to manage yield across our installed base of EGMs. The acquisition also created growth opportunities in Class II and Class III jurisdictions and expanded the Company’s geographic footprint in Mexico. The combined management teams are complementary and possess years of combined experience, which we expect will allow us to effectively grow and improve our business.

   In 2015, we purchased 100% of the equity of Gamingo Limited (formerly known as “RocketPlay” and currently known as “AGSi”), a leading gaming company developing social casino titles for mobile devices. With primary offices in San Francisco and Tel Aviv, AGSi’s flagship product, Lucky Play Casino, gives players a casino-quality experience with slots, table products, tournaments, and live events. The acquisition of RocketPlay marked our entrance into the social casino business and formation of our Interactive segment.

   In 2014 and 2015, we acquired many intangible assets related to the purchase of table products and table product-related intellectual property. The acquisition of our first table products titles in late 2014 marked our official entrance into the table products business and official formation of our table products segment. As a newcomer to this sector, we believe that our more than 25 unique offerings have elevated our market share and positioned us as a leading table products supplier. As of December 31, 2016, we believe we are the third largest supplier of table products to the casino industry.

   In 2015, we purchased the intellectual property from Shuffle Tech which has allowed us to create our new single-deck card shuffler. In the first quarter 2017, we unveiled our first ever proprietary table products shuffler, the Dex S, which will be the first true alternative for casino operators and we expect to be commercially successful given the large addressable market with an estimated over 7,400 poker tables in North America.

   In 2014, we acquired 100% of the equity of C2 Gaming, LLC (“C2 Gaming”). C2 Gaming’s products offer a unique selling proposition with creatively-designed, large format games. For example, the Colossal Diamonds cabinet (“Big Red”) is over eight feet wide, and has been one of the top performing games in many of the markets in which it has been introduced.

OUR INDUSTRY

The gaming industry is a large and dynamic worldwide marketplace, subject to extensive regulations. We operate primarily in the $85 billion North American gaming market, which is divided between the traditional commercial casino market, the Native American casino market, and the Canada Casinos & VLT market. According to Eilers & Krejcik Gaming, LLC Q4 2016 Slot Survey, as of December 31, 2016, the total base of installed EGMs in North America is approximately 975,000 units, with approximately 875,000 units in the U.S. alone. Looking forward, Eilers & Krejcik Gaming, LLC estimates moderate growth in the EGM installed base through 2019 in the North American gaming market. In the United States, Native American casinos represent a significant portion of the gaming market with over 360,000 EGMs and have traditionally been our main area of focus. As we have, however, penetrated new jurisdictions, Native American casinos have become a smaller part of our total revenues.

Native American gaming differs from the traditional commercial casino market in that it is regulated under the Indian Gaming Regulatory Act of 1988, which classifies legalized gaming into three categories: Class I, Class II, and Class III. Class I gaming includes traditional Native American social and ceremonial games and is regulated exclusively at the Native American tribe level. We do not compete in the Class I industry

Class II Market

Class II gaming includes bingo, electronic aids to bingo, and, if played at the same location where bingo is offered, pull-tabs and other games similar to bingo. Unlike Class III gaming, which requires a compact with the state, Native American tribes have the authority to operate an unlimited number of Class II games without executing a compact so long as the states permit bingo-style gaming. Class II games are an attractive option for Native American tribes because (i) revenue from Class II gaming is not shared with the state, (ii) there are no limits on the number of Class II gaming machines that may be operated in any one facility; and (iii) a strong Class II offering improves a tribe’s position when negotiating a Class III compact with the state.

The Native American Class II market consists of approximately 60,000 units, with AGS products representing nearly 20% of that market with approximately 10,400 units placed in over 140 facilities across 18 states. Given the relatively small market size relative to the broader U.S. gaming market, the Class II industry has historically not garnered the attention of larger gaming equipment manufacturers. We have been able to maintain our market share by partnering with our tribal customers to continually develop Class II content and introduce new titles to optimize their casino floors.

The three largest Class II U.S. markets are Oklahoma, California and Alabama, in which we currently have a 18%, 4% and 39% market share, respectively. Oklahoma, the second largest tribal market in the U.S., has continued to see rapid growth and expansion over the past several years. Since the signing of Oklahoma’s compact in 2004, which permitted Class III games, Oklahoma has expanded to over 70,000 EGMs in 2016. During this period, we increased our installed base of EGMs in Oklahoma from 2,685 to over 6,400 units.

We believe growth in our Class II markets will be driven by: (i) optimizing the yield of our substantial footprint by continually increasing the RPD on existing machines; (ii) expanding our footprint as the Class II market continues to grow (according to Eilers & Krejcik Gaming, LLC, the Class II market is expected to grow its installed base by 5% over the next three years); and (iii) growing our market share as operators replace older, lower-performing product with higher-performing AGS machines.

Class III and Commercial Markets

Class III gaming includes all other forms of gaming that are not included in either Class I or Class II, including our traditional gaming machines. Class III refers to both gaming machines in commercial markets and in tribes that have entered into a compact with the state to allow a specified amount of Class III machines.

According to Eilers & Krejcik Gaming, LLC, the Class III and commercial gaming markets generated approximately $65 billion in 2016, up $1.3 billion from 2015, and is expected to grow by over 20,000 units, or 3% over the next three years. Although gaming expansion will continue, the most significant driver is organic growth in gaming revenues. In 2016, 18 of 24 states with legalized gaming experienced EGM unit increases. While the causes behind the growth are different by market and demographics, the nationwide growth trend can be attributed to stronger consumer confidence, lower levels of unemployment, and more available disposable income. Currently, there are nearly 1,000 commercial casinos throughout the U.S. and Canada with approximately 800,000 Class III and commercial EGMs. AGS has approximately 4,100 Class III units placed in over 300 casinos, which represents less than 1% of the total U.S. and Canada Class III and commercial gaming markets.

Class III and commercial markets represent a large and essentially untapped, whitespace opportunity for us. We believe significant potential exists for us to further penetrate the Class III and commercial markets, driven by: (i) expanding our participation and slot sales businesses in key Class III jurisdictions (we have nearly doubled our addressable markets by aggressively securing licenses); (ii) capitalizing on the desire of operators to have a more diversified floor and set of suppliers; and (iii) growing our market share as operators replace lower-performing competitive product with higher-performing AGS machines.

Latin America

According to the PricewaterhouseCoopers Global Gaming Outlook, the Latin American gaming market was projected to grow at a CAGR of 8.1% from 2010-2015. With the acquisition of Cadillac Jack in 2015, we acquired a strong foothold in the Mexican gaming market, which was a $743 million revenue market as of 2015. The Mexico market has seen steady annual revenue growth since 2011 and has grown at a CAGR of approximately 3% from 2011-2015. The Mexico market consists of approximately 120,000 units—our approximate 6,900 units in nearly 200 facilities represent over 5% of that market.

We believe our growth in Latin America will be driven by: (i) optimizing the yield of our substantial footprint by continually increasing the RPD on existing machines (when normalized for foreign exchange impact, RPDs have increased by 10% over the past 12 months); (ii) capitalizing on the replacement cycle of our customers given our renewed focus on the Mexican market; and (iii) expanding into new markets in Latin America, such as Panama and Brazil, where we believe we will have units placed over the next 12 months.

Brazil Market Potential

Considered one of the last major “frontiers” in gaming, Brazil potentially presents a significant opportunity for us. To date, Brazil only allows lotteries under the federal bank (Caixa Econômica Federal), as well as state lotteries, racing and tournament poker games. As a means to help raise government revenues, Bill no. 186/2014 was introduced in May 2015 proposing to expand the gambling market in Brazil. In December 2015, the bill passed the Senate’s Special Committee on National Economic Development. The bill would allow land-based casinos, online casino games, and more than, we believe, 550 bingo halls in major cities, among other things. Assuming the maximum number of bingo halls and casinos are built, we believe up to 650,000 gaming machines could be introduced in the country as a result.

Brazil represents a significant opportunity for us if the gaming bill should pass. We have made careful preparations and implemented a plan to be in a strong position to enter the market on day one. We have formed key strategic alliances on the ground, including partnering with Brazilian entrepreneur Marcus Fortunato, developer of one of the world’s leading video-bingo products. Our Brazilian team is currently developing a library of games specific to the Brazilian market, which includes both new bingo-centric titles and familiar classics. We have designed the new ALORA cabinet exclusively for the Brazilian market to ensure we’re poised to build a meaningful footprint as soon as the gaming market is legalized. We believe that the groundwork we’ve implemented and product roadmaps we’ve designed over the past twelve months position us as a viable, reputable supplier for the Brazilian gaming market. We currently have memorandums of understanding with nine potential gaming operators to place approximately 8,700 EGMs on participation agreements, which would represent only 1.3% of a market that we estimate to be at approximately 650,000 units.

COMPETITIVE STRENGTHS

We have grown our revenue and adjusted EBITDA by consistently adding to the unique and differentiated product offerings we offer to our players and casino operators and maintaining a sharp focus on customer service. We have a track record of completing and integrating acquisitions, expanding our product lines, and developing new content and gaming products to meet the needs of our customers. We believe that these facts differentiate us from our competition and, along with the following competitive strengths, have provided our foundation for our position as a leading designer and supplier of diverse products and services for the gaming industry.

   High Margin, Recurring Revenue Model with Attractive Payback Periods on New Capital Deployed

Our business generates over 90% of its revenue from recurring sources with gross margins, in fiscal 2016, in excess of 80% and EGM adjusted EBITDA margins, in fiscal 2016, of 59%, which we believe to be one of the highest in the industry. As a result, we have a solid, predictable foundation for future growth and we are less subject to extreme volatility in our financial results each quarter. Our high margin, contracted recurring revenue demonstrates the strong performance and longevity of our game titles and long-term relationships with our key customers. The cash flow generated from our recurring revenue sources has provided us with a stable source of capital to grow our footprint both domestically and internationally. Given the high margin, recurring revenue nature of new EGMs installed, we are able to recognize payback periods of approximately 12 months on new capital spent for new machines deployed into the field.

   Growing Share for Non-Big-4 Suppliers

The gaming equipment industry consolidation over the last four years turned large gaming suppliers into conglomerates, eliminating many of the smaller gaming companies and shrinking the overall number of suppliers, creating the “Big-4” gaming suppliers, which we consider to be IGT, Scientific Games, Konami, and Aristocrat. Many casino customers have expressed that they do not want to be beholden to only one or two suppliers and instead prefer diversity in their floor mix and allocation. Over the past 18 months, we have experienced a greater willingness from casino operators to try products from smaller gaming suppliers; in fact, we have seen that many operators pursue supplier diversity for their floors. Casino operators have demonstrated willingness to sample new products from smaller suppliers and appreciate the effort and commitment many of these smaller suppliers, such as us, have put forth to try to secure floor space. In fact, according to Eilers & Krejcik Gaming, LLC Q4 2016 Slot Survey, Non-Big-4 vendors received a 16% ship share for the fourth quarter of 2016, up from 14% the prior year, exemplifying this growing trend. Additionally, as a result of the substantial consolidation, we believe the larger suppliers have focused on integrating their systems and realizing cost savings, causing disruptions to their technical and customer service departments. Recognizing from our experience and observations that responsive service and product reliability have become important components of the value proposition to the casino operator, we have made it a priority to differentiate ourselves from the competition by making customer-centricity a key strategic focus of our culture. We believe the market’s willingness to diversify their floor with attentive, customer-centric suppliers differentiates us from the competition. In fact, according to Eilers & Krejcik Gaming, LLC

Q4 2016 Slot Survey, operators expect that their forward purchases of our products will be up to three times higher than they were in 2016.

   Broad and Diverse Casino Supply Product Portfolio

We offer a wide variety of content and technology in our three product segments and aim to be a “one-stop shop” for our customers for all of their gaming supply needs. We have a deep content library in slot machines that appeal to a vast array of gambler preferences. We have recently expanded our slot machine cabinet offerings to include more variety, cutting-edge premium products, such as Orion, and unique formats that stand out on the casino floor, such as Big Red. For table products, we have diversified content that spans poker, blackjack, and roulette derivatives, as well as bonusing enhancements that offer new and exciting gaming experiences. Our table products are not just limited to games; we also offer a variety of ancillary equipment designed to create greater efficiency for our customers, such as our new Dex S single-deck shuffler. Further, our B2C Social games include online versions of our popular EGM game titles and are accessible to players worldwide on multiple mobile platforms, which we believe leads to establishing brand recognition and cross selling opportunities.

   Industry-Leading R&D Teams

Our R&D teams have demonstrated industry leadership by creating several top-performing hits. Our Golden Wins family of slot machine games most recently achieved the number one spot for top-performing casino-owned games in the fourth quarter of 2016, according to the Eilers & Krejcik Gaming, LLC Slot Survey. Performing at approximately 1.6x the house average, our Golden Wins games achieved the top spot of game performance, even out-performing games from the “big 4” suppliers. Colossal Diamonds on our Big Red cabinet has enjoyed many consecutive quarters as a top ten premium leased game, consistently achieving over 2x the house average. In addition to having an R&D studio in Las Vegas, our primary design and hardware studios are based in Atlanta, which we believe gives us an edge in recruiting superior engineering and game development talent as we face limited local competition.

   Proven Ability to Successfully Integrate Acquisitions and Scale Our Platform

We have a strong track record of acquiring and integrating adjacent businesses with limited disruption to our core business. In only three years, we have effectively integrated over 20 acquisitions. The acquisition of Cadillac Jack demonstrated our ability to recognize both cost and revenue synergies and, as a result of efficiently integrating two complementary businesses, to deliver record financial results in 2016. We believe that our proven track record is the result of our ability to successfully identify businesses that are complementary to us in both products and cultures, and that our organization’s nimbleness and our executive leadership’s commitment to “one AGS” makes it easier to implement change and promote unity across the organization.

   Focus on the Core Gambler

We create slot machine titles predominantly for the “core gambler” (sometimes referred to as the “local player”) which we believe comprises 20% of the slot player demographic, but approximately 80% of the slot industry profits. The core gambler is an actively engaged slot player, who typically gambles more frequently than a tourist visiting a destination market such as Las Vegas. We believe that core gambler markets have greater consistency and visibility in performance than larger destination markets and have strong growth characteristics. Based on our internal research, we believe core gamblers visit casinos with high frequency and demonstrate strong loyalty to gaming titles. We design many of our games to appeal to this subset by creating high-volatility games with compelling math models that keep players invested and engaged during their gaming experience. We focus on building games that encourage players to spend more time on our devices and are designed to ensure the player has fun by providing various bonus triggers and exciting “easter eggs” within the game. We believe that this strategic focus gives us a competitive edge because we are not distracted by chasing less frequent or more fickle gambler subsets, which we believe to be less profitable, while much of our competition focuses a substantial amount of time, resources and development dollars to acquire expensive licenses and brands with limited shelf life for less profitable gambler subsets.

   Unique and Value-Enhancing Culture

Our corporate culture is based around the core concepts of passion, performance and teamwork. We strive to cultivate a culture where employees care about our business and the specific work that they do, where they feel strongly that AGS is not just a place to work but is a community where each team member’s success is as important as the next. This philosophy starts in the recruiting process and continues with every business, social and cultural activity at AGS. The result is a unique culture that sets us apart from other companies in our space and which has served us very well in recruitment and retention. Because we offer a rewarding work environment and many employee-friendly benefits and perks that are not standard in the gaming industry, AGS is renowned for being a fun, open, and authentic place to work at. Through numerous wellness initiatives, benefits such as maternity and paternity leave, hands-on community volunteering activities, various events promoting team spirit, and frequent and direct executive-to-employee communication—to name a few—we have gained the reputation of being a top employer in the gaming industry. As we grow and expand our business, we believe that our employee-centric culture will continue to attract high-caliber talent that will further enhance our team.

   Experienced Management Team with a Strong Track Record of Execution

Our management team has significant experience in the gaming supply industry and has significant expertise in developing new products to serve our core customers and expand geographically. Our senior management team draws from experiences at SHFL entertainment, Inc., Bally Technologies, Konami, Global Cash Access and Scientific Games, all of which reflect highly relevant experience for our business model. Over the past three years, we have substantially upgraded much of the senior leadership team, including the appointment of our CEO, David Lopez, in 2014. Collectively, our executive team benefits from nearly 100 years of combined experience in the gaming supply industry, and we believe they are well positioned to continue to deliver superior and highly memorable gaming experiences, while executing on substantial domestic and international footprint and product expansion.

GROWTH STRATEGIES

   Build Momentum and Penetrate Class III and Commercial Jurisdictions

Class III and Commercial Jurisdictions represent a large untapped, whitespace opportunity for us. Over the last four years, we have secured licenses in key Class III and Commercial Jurisdictions. As a result of our investments, we have nearly doubled our addressable markets to nearly 640,000 EGMs, or 80% of the Class III and commercial markets in the U.S. and Canada. We currently have a combined installed base of approximately 4,100 Class III and Commercial EGMs, which represents less than 1% of the total U.S. and Canada Class III and Commercial EGM market; however, in our core Class II markets we have been successful in achieving upwards of 20% share with certain customers. We believe significant growth potential exists for AGS to further penetrate this market by selling units and also placing incremental recurring revenue units. We have recently begun placing EGM products in new jurisdictions, including Nevada, Mississippi, Louisiana, New Jersey and Connecticut, and while we only represent approximately 1.4% of the total U.S. and Canada EGM market today, every 1% increase in market share equates to 9,750 incremental units and nearly $87 million in revenue (based on our FY 2016 RPD of our current domestic footprint), representing the whitespace opportunity for us.

   Optimize Yield Across our Existing Footprint

We believe that more effective management of the title mix across our installed base represents an opportunity to generate incremental EGM adjusted EBITDA without requiring growth in our existing installed base of participation gaming machines. In addition, we expect improved game performance will likely drive incremental gaming machine placements within our customers’ facilities. Over the past twelve months, we have been steadily improving yield by managing our game title mix across our domestic installed base of participation slot machines, contributing approximately $1.9 million in revenue, which should flow 100% to EGM adjusted EBITDA. We have a base of approximately 2,500 units that we believe, over time, can be upgraded with our newer titles to generate greater win-per-day. For reference, we estimate that each $1 of RPD optimization on these units could contribute approximately $1 million of additional EGM adjusted EBITDA.

   Expand Globally

We consider many factors when choosing to enter a new country, including market opportunity and the regulatory environment. Over the past twelve months, we have implemented a renewed strategy in Mexico, which has led to an increase in market share and stronger relationships with new and existing customers. Because of our ability to successfully operate in Mexico, we believe that high-potential international opportunities exist for us, such as in Brazil. Over the past several months, the Chamber of Deputies and the Federal Senate of Brazil have both put forth key legislation that is moving the country closer to approving regulated gaming within the country. Should gaming become legalized, AGS has initiated a thoughtful, comprehensive strategy to enter the market, establish a strong local presence at key gaming sites, and take advantage of the many opportunities available in this sizable market. We already have memorandums of understanding with nine potential gaming operators to place approximately 8,700 EGMs on participation agreements should the market be opened, which would represent only 1.3% of an estimated market size of approximately 650,000 units.

Additionally, in the past twelve months, we expanded our overall presence in Canada, and we recently introduced our table products content to the Australian gaming market. On the near-term horizon, we believe that certain parts of Asia and Europe present high-growth opportunities for our business given the types of gaming content that we create, which we believe resonates with players from both of these cultures.

   Strengthen Our Class II Market Leadership

We believe that our existing core Class II product offering is among the strongest in the industry. Currently, according to Eilers & Krejcik Gaming, LLC, we are the second largest supplier of Class II games in the United States. We expect to continue gaining market share in existing Class II jurisdictions as we introduce more games and more hardware, in addition to penetrating newly licensed Class II jurisdictions (seven Class II licenses acquired in the past three years). Our yield optimization strategy should optimize our legacy footprint in Class II markets and enhance profitability for both us and our customers.

   Focus on Innovation & New Product Verticals for the Next Generation of Casino Players

In 2014, we began developing table products through the acquisitions of War Blackjack and other related intellectual property with the objective of diversifying our product portfolio to include gaming experiences for a different gambler profile. The extension of our business into table products, as well as our entry into the interactive social casino space, demonstrates our commitment to evolving our business to adapt to the preferences of the next-generation gambler. As of December 31, 2016, we had approximately 1,500 table products under lease arrangements. We plan to continue expanding our table products offerings through acquisitions and internal development and have high expectations for our newly launched Bonus Spin progressive technology and Dex S single-deck shuffler. We continue to convert our proven land-based casino content into online and mobile formats for social gaming. Our popular land-based slot machine games, such as So Hot, Colossal Diamonds, and Monkey in the Bank, to name a few, have been among the strongest performers in our social casino game catalog.

   Selectively Pursue Strategic Acquisitions

We actively seek acquisition opportunities that we believe will (i) have a positive effect on long-term earnings growth, (ii) generate strong high margin, recurring revenue, (iii) provide for expansion into new gaming jurisdictions, (iv) bolster our library of proprietary content, and (v) diversify our existing product mix. Our acquisitions of Cadillac Jack, Gamingo and various other strategic acquisitions in the table products space are examples of this strategy.

THE RECLASSIFICATION

In connection with this offering, and upon receipt of the requisite regulatory approvals, we intend to (i) reclassify AP Gaming’s existing non-voting common stock into a new class of voting common stock, which will be the class of stock investors will receive in this offering, and (ii) cancel the existing class of non-economic voting common stock that is currently held by AP Gaming VoteCo, LLC (“VoteCo”). Concurrently with this reclassification, we intend to effect a              for              split of AP Gaming’s new voting common stock such that AP Gaming’s then existing stockholders, including entities affiliated with Apollo and members of management, will each receive              shares of the new voting common stock described above in clause (i) for each share of non-voting common stock they hold at that time. We refer to the foregoing as the “Reclassification.”

OUR SPONSOR

Founded in 1990, Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Bethesda, Chicago, St. Louis, Toronto, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong and Shanghai. Apollo had assets under management of approximately $192 billion as of December 31, 2016 in its affiliated private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. Apollo’s team of approximately 331 investment professionals possesses a broad range of transactional, financial, managerial and investment skills, which has enabled the firm to deliver strong long-term investment performance throughout expansionary and recessionary economic cycles. Apollo has a successful track record of managing investments in the gaming, site-based entertainment, and leisure industries, including Gala Coral (now part of Ladbrokes Coral Group), Great Wolf Resorts, Diamond Resorts, Vail Resorts, AMC Entertainment, Outerwall (parent of Coinstar and Redbox Automated Retail), Chuck-E Cheese, Wyndham International, and Norwegian Cruise Lines.

Following the Reclassification, all shares held by funds affiliated with and controlled by Apollo, representing     % of our outstanding common stock, will be subject to an irrevocable proxy that gives VoteCo, the members of which are comprised of individuals affiliated with Apollo, sole voting and sole dispositive power with respect to such shares.

RISK FACTORS

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks we face include the following:

•	changing economic conditions, changing regulations, new interpretations of existing laws and difficulties and delays in obtaining or maintaining required licenses or approvals;

•	our ability to successfully offer, develop, enhance and/or introduce products that keep pace with evolving technology related to our business;

•	our ability to effectively compete with numerous domestic and foreign businesses; and

•	our inability to complete future acquisitions and integrate those businesses successfully into our future growth.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act” enacted in April 2012. As an “emerging growth company,” we may take advantage of specified reduced reporting and other requirements that are otherwise applicable to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (United States), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” if we have $1.0 billion or more in “total annual gross revenues” during our most recently completed fiscal year, if we become a “large accelerated filer” with a market capitalization of $700 million or more, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three-year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We are irrevocably electing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-“emerging growth companies.”

In addition, upon the closing of this offering, we will be a “controlled company” within the meaning of the             corporate governance standards because more than 50% of our voting common stock will be owned by our Sponsor. For further information on the implications of this distinction, see “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management—Board Committees.”

CORPORATE INFORMATION

Our principal executive office is located at 5475 S. Decatur Blvd., Ste #100, Las Vegas, NV 89118, and our telephone is (702) 722-6700. Our website address is www.playags.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.

The Offering

Issuer	AP Gaming Holdco, Inc.

Common stock offered by us	shares (or shares, if the underwriters exercise in full their option to purchase additional shares as described below).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Common stock outstanding after giving effect to this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares), after deducting underwriting discounts and commissions, based on an assumed initial offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use approximately $ million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds will be used for general corporate purposes.

Controlled company	Upon completion of this offering, funds affiliated with Apollo will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of the , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend policy	We do not currently intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”

Listing	We have applied to list our common stock on under the symbol “AGS.”

Risk Factors	You should read the section titled “Risk Factors” beginning on page 18 of, and the other information included in, this prospectus for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on              shares of common stock outstanding as of December 31, 2017 and, except as otherwise indicated, all information in this prospectus:

•	assumes the Reclassification has been consummated;

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering; and

•	does not reflect an additional shares of our common stock reserved for future grant under our new equity incentive plan, which we expect to adopt in connection with this offering.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The following tables present our summary consolidated financial and other data as of and for the periods indicated.

The summary consolidated statements of operations data for the fiscal years ended December 31, 2014, 2015, and 2016, and the summary consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

The summary historical financial data presented below does not purport to project our financial position or results of operations for any future date or period and should be read together with “Selected Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(in thousands)	Year Ended December 31,
	2014	2015	2016
Consolidated Statement of Operations Data:
Revenues
EGM gaming operations	$68,869	$113,496	$144,510
EGM equipment sales	3,159	6,121	11,897

EGM revenues(1)	72,028	119,617	156,407

Table products revenues	112	1,672	2,674
Interactive revenues	—	2,003	7,725

Total revenues	72,140	123,292	166,806

Operating expenses
Cost of gaming operations(2)	14,169	23,291	26,736
Cost of equipment sales(2)	1,607	1,548	6.237
Selling, general and administrative	19,456	40,088	46,108
Research and development	4,856	14,376	21,346
Write downs and other charges	7,068	11,766	3,262
Depreciation and amortization	33,405	61,662	80,181

Total operating expenses	80,561	152,731	183,870

Loss from operations	(8,421)	(29,439)	(17,064)

Other expense (income)
Interest expense	17,235	41,642	59,963
Interest income	(42)	(82)	(57)
Other expense (income)	573	3,635	7,404

Loss before income taxes	(26,187)	(74,634)	(84,374)

Income tax benefit (expense)	(2,189)	36,089	3,000
Net loss	(28,376)	(38,545)	(81,374)
Foreign currency translation adjustment	289	(2,099)	(2,735)

Total comprehensive loss	$(28,087)	$(40,644)	$(84,109)

(1)	Total EGM revenues include the results from Cadillac Jack since the acquisition on May 29, 2015. If the revenue from the Company and Cadillac Jack were combined for all periods presented the combined EGM revenues of the Company and Cadillac Jack would have been $159,157, $152,950, and $156,407 for the years ended December 31, 2014, 2015, and 2016, respectively.
(2)	Exclusive of depreciation and amortization.

(in thousands, except for operational and other data)	Year Ended December 31,
	2014		2015	2016
Consolidated Balance Sheet Data (end of period):
Total assets		$256,152	$711,147	$634,092
Total liabilities		192,396	610,610	617,664
Total stockholders’ equity/member’s deficit		63,756	100,537	16,428
Net Debt(1)		161,012	$526,513	$554,386

Other Financial Data:(2)
EGM adjusted EBITDA		$40,552	$66,267	$91,729
EGM adjusted EBITDA margin %(3)		56%	55%	59%

Table products adjusted EBITDA		$(343)	$(1,402)	$(1,663)
Table products adjusted EBITDA margin %(3)		n/m	n/m	n/m (4)

Interactive adjusted EBITDA		$—	$(2,518)	$(4,727)
Interactive adjusted EBITDA %(3)		n/a	n/m	n/m

Operational and Other Data:
EGM segment
Domestic installed base		8,735	13,139	13,953
International installed base		—	6,112	6,898

Total installed base		8,735	19,251	20,851

Domestic revenue per day		$21.23	$24.33	$24.81
International revenue per day		—	9.83	9.26

Total revenue per day		$21.23	$20.93	$19.83

EGM units sold		255	203	465
Average sales price		$9,497	$16,498	$14,897

Table products segment
Table products install base, end of period		387	815	1,500
Average monthly lease price		$24	$171	$149

Interactive segment
Average MAU		N/A	158,376	237,782
Average DAU		N/A	29,768	45,909
ARPDAU	$	N/A	$0.35	$0.46

(1)	Net debt is the sum of the principal amount of debt less cash and cash equivalents.
(2)	For more detail regarding the adjusted EBITDA of each of our segments, see Note 15 to our audited financial statements contained elsewhere herein. In calculating a segment’s adjusted EBITDA, we apportioned and allocated to the segment its share of our corporate loss.
(3)	Adjusted EBITDA margin % is equal to (a) adjusted EBITDA for each segment divided by (b) revenues for such segment.
(4)	n/m = not meaningful.

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. Any of the following risks could adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We operate in highly competitive industries and our success depends on our ability to effectively compete with numerous domestic and foreign businesses.

We face significant competition in our businesses and in the evolving interactive gaming industry, not only from our traditional competitors but also from a number of other domestic and foreign providers (or, in some cases, the operators themselves), some of which have substantially greater financial resources and/or experience than we do. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture and operation of electronic gaming equipment business for many years. In addition, we cannot assure you that our products and services will be successful or that we will be able to attract and retain players as our products and services compete with the products and services of others, which may impact the results of our operations.

Our business faces significant competition, including from illegal operators. There are a limited number of gaming operators and many established companies offer competing products. We compete on the basis of the content, features, quality, functionality, responsiveness and price of our products and services. Consolidation of casino operators and other operators, increased competition among operators and economic conditions causing reductions in capital expenditures by operators have significantly increased the level of competition among gaming suppliers.

We also face high levels of competition in the supply of products and services for newly legalized gaming jurisdictions and for openings of new or expanded casinos. Our success is dependent on our ability to successfully enter new markets and compete successfully for new business especially in the face of declining demand for electronic gaming machine replacements.

We also compete to obtain space and favorable placement on casino gaming floors. Casino operators focus on performance, longevity, player appeal and price when making their purchasing and leasing decisions. Competitors with a larger installed base of electronic gaming machines and more game themes than ours may have an advantage in obtaining and retaining placements in casinos.

We have offered customers discounts, free trials and free gaming equipment, including conversion kits (and, in some cases, free electronic gaming machines) in connection with the sale or placement of our products and services. In addition, we have, in some cases, agreed to modify pricing and other contractual terms in connection with the sale or placement of our products. In select instances, we may pay for the right to place electronic gaming machines on a casino’s floor and increased fee requirements from such casino operators may greatly reduce our profitability. There can be no assurance that competitive pressure will not cause us to increase the incentives that we offer to our customers or agree to modify contractual terms in ways that are unfavorable to us, which could adversely impact the results of our operations.

Our competitors may provide a greater amount of financing or better terms than we do and this may impact demand for our products and services.

Competition for table game content is focused on player appeal, brand recognition and price. We compete on this basis, as well as on the extent of our sales, service, marketing and distribution channels. We also compete with several companies that primarily develop and license table game, as well as with non-proprietary table game such as blackjack and baccarat.

Our interactive social gaming business is subject to significant competition. We have expanded into interactive social gaming as have several of our competitors and our customers. This expansion causes us to compete with social gaming companies that have no connection to traditional regulated gaming markets and many of those companies have a base of existing users that is larger than ours. In order to stay competitive in our interactive social gaming businesses, we will need to continue to create and market game content that attracts players and invest in new and emerging technologies.

Our success is dependent upon our ability to adapt to and offer products that keep pace with evolving technology related to our businesses.

The success of our products and services is affected by changing technology and evolving industry standards. Our ability to anticipate or respond to such changes and to develop and introduce new and enhanced products and services, including, but not limited to, gaming content, electronic gaming machines, table products and interactive gaming products and services, on a timely basis or at all is a significant factor affecting our ability to remain competitive, retain existing contracts or business and expand and attract new customers and players. There can be no assurance that we will achieve the necessary technological advances or have the financial resources needed to introduce new products or services on a timely basis or at all.

Our success depends upon our ability to respond to dynamic customer and player demand by producing new and innovative products and services. The process of developing new products and systems is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and player preferences as well as emerging technological trends. If our competitors develop new game content and technologically innovative products and we fail to keep pace, our business could be adversely affected. If we fail to accurately anticipate customer needs and player preferences through the development of new products and technologies, we could lose business to our competitors, which would adversely affect our results of operations.

We may experience manufacturing, operational or design problems that could delay or prevent the launch of new products or services. Introducing new and innovative products and services requires us to adapt and refine our manufacturing, operations and delivery capabilities to meet the needs of our product innovation. If we cannot efficiently adapt our manufacturing infrastructure to meet the needs associated with our product innovations, or if we are unable to upgrade our production capacity in a timely manner, our business could be negatively impacted. In the past, we have experienced delays in launching new products and services due to the complex or innovative technologies embedded in our products and services. Such delays can adversely impact our results of operations.

In addition, the social gaming landscape is rapidly evolving and is characterized by major fluctuations in the popularity of social products and platforms, such as mobile. We may be unable to develop products at a rate necessary to respond to these changes, or at all, or that anticipate the interests of social players. Likewise, our social gaming offerings operate largely through Facebook, Google Play for Android devices and Apple’s iOS platform. If alternative platforms increase in popularity, we could be adversely impacted if we fail to timely create compatible versions of our products.

Our success also depends on creating products and services with strong and sustained player appeal. We are under continuous pressure to anticipate player reactions to, and acceptance of, our new products while continuing to provide successful products that generate a high level of play. In some cases, a new game or electronic gaming machine will only be accepted by our casino or interactive gaming customers if we can demonstrate that it is likely to produce more revenue and/or has more player appeal than our existing products and services or our competitors’ products and services.

We have invested, and may continue to invest, significant resources in R&D efforts. We invest in a number of areas, including product development for game and system-based hardware, software and game content. In addition, because of the sophistication of our newer products and the resources committed to their development, they are generally more expensive to produce. If our new products do not gain market acceptance or the increase in the average selling or leasing price of these new products is not proportionate to the increase in production cost, in each case as compared to our prior products, or if the average cost of production does not go down over time, whether by reason of long-term customer acceptance, our ability to find greater efficiencies in the manufacturing process as we refine our production capabilities or a general decrease in the cost of the technology, our margins will suffer and could negatively impact our business and results of operations. There can be no assurance that our investment in R&D will lead to successful new technologies or products. If a new product is not successful, we may not recover our development, regulatory approval or promotion costs.

Our success depends in part on our ability to develop, enhance and/or introduce successful gaming concepts and game content. Demand for our products and the level of play of our products could be adversely affected by changes in player and operator preferences.

We believe that creative and appealing game content produces more revenue for our electronic gaming machine customers and provides them with a competitive advantage, which in turn enhances our revenue and our ability to attract new business and to retain existing business. There can be no assurance that we will be able to sustain the success of our existing game content or effectively develop or obtain from third parties game content or licensed brands that will be widely accepted both by our customers and players. As a supplier of gaming equipment, we must offer themes and products that appeal to gaming operators and players. Our revenues are dependent on the earning power and life span of our games. We therefore face continuous pressure to design and deploy new and successful game themes and technologically innovative products to maintain our revenue and remain competitive. If we are unable to anticipate or react timely to any significant changes in player preferences, the demand for our gaming products and the level of play of our gaming products could decline. Further, we could fail to meet certain minimum performance levels, or operators may reduce revenue sharing arrangements with us, each of which could negatively impact our sales and financial results. In addition, general changes in consumer behavior, such as reduced travel activity or redirection of entertainment dollars to other venues, could result in reduced demand and reduced play levels for our gaming products.

Our business is vulnerable to changing economic conditions and to other factors that adversely affect the casino industry, which have negatively impacted and could continue to negatively impact the play levels of our participation games, our product sales and our ability to collect outstanding receivables from our customers.

Demand for our products and services depends largely upon favorable conditions in the casino industry, which is highly sensitive to casino patrons’ disposable incomes and gaming activities. Discretionary spending on entertainment activities could further decline for reasons beyond our control, such as natural disasters, acts of war, terrorism, transportation disruptions or the results of adverse weather conditions. Any prolonged or significant decrease in consumer spending on entertainment activities could result in reduced play levels on our participation games, causing our cash flows and revenues from a large share of our recurring revenue products to decline.

We have incurred, and may continue to incur, additional provisions for bad debt related to credit concerns on certain receivables.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments.

We have a significant amount of outstanding indebtedness. Our substantial indebtedness could have significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our financial obligations, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	increase our vulnerability to general adverse economic, industry and competitive conditions;

•	reduce the availability of our cash flow to fund working capital and capital expenditures, because we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that are less highly leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting; and

•	limit, along with the financial and other restrictive covenants in the agreements governing our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

Our ability to operate in our existing markets or expand into new jurisdictions could be adversely affected by changing regulations, new interpretations of existing laws, and difficulties or delays in obtaining or maintaining required licenses or approvals.

We operate only in jurisdictions where gaming is legal. The gaming industry is subject to extensive governmental regulation by U.S. federal, state and local governments, as well as Native American tribal governments, and foreign governments. While the regulatory requirements vary by jurisdiction, most require:

•	licenses and/or permits;

•	documentation of qualifications, including evidence of financial stability;

•	other required approvals for companies who design, assemble, supply or distribute gaming equipment and services; and

•	individual suitability of officers, directors, major equity holders, lenders, key employees and business partners.

Any license, permit, approval or finding of suitability may be revoked, suspended or conditioned at any time. We may not be able to obtain or maintain all necessary registrations, licenses, permits or approvals, or could experience delays related to the licensing process which could adversely affect our operations and our ability to retain key employees.

To expand into new jurisdictions, in most cases, we will need to be licensed, obtain approvals of our products and/or seek licensure of our officers, directors, major equity holders, key employees or business partners and potentially lenders. If we fail to obtain a license required in a particular jurisdiction for our games and electronic gaming machines, hardware or software or have such license revoked, we will not be able to expand into, or continue doing business in, such jurisdiction. Any delays in obtaining or difficulty in maintaining regulatory approvals needed for expansion within existing markets or into new jurisdictions can negatively affect our opportunities for growth. In addition, the failure of our officers, directors, key employees or business partners, equity holders, or lenders to obtain or receive licenses in one or more jurisdictions may require us to modify or terminate our relationship with such officers, directors, key employees or business partners, equity holders, or lenders, or forego doing business in such jurisdiction.

Although we plan to maintain our compliance with applicable laws as they evolve, there can be no assurance that we will do so and that law enforcement or gaming regulatory authorities will not seek to restrict our business in their jurisdictions or institute enforcement proceedings if we are not compliant. Moreover, in addition to the risk of enforcement action, we are also at risk of loss of business reputation in the event of any potential legal or regulatory investigation whether or not we are ultimately accused of or found to have committed any violation. A negative regulatory finding or ruling in one jurisdiction could have adverse consequences in other jurisdictions, including with gaming regulators. Furthermore, the failure to become licensed, or the loss or conditioning of a license, in one market may have the adverse effect of preventing licensing in other markets or the revocation of licenses we already maintain.

Further, changes in existing gaming regulations or new interpretations of existing gaming laws may hinder or prevent us from continuing to operate in those jurisdictions where we currently do business, which would harm our operating results. In particular, the enactment of unfavorable legislation or government efforts affecting or directed at manufacturers or gaming operators, such as referendums to increase gaming taxes or requirements to use local distributors, would likely have a negative impact on our operations. Gaming regulations in Mexico have not been formalized and although we believe that we are compliant with the current informal regulations, if there are changes or new interpretations of the regulations in that jurisdiction we may be prevented or hindered from operating our business in Mexico.

Many jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of our equity securities and may require the same from our lenders. The failure of these beneficial owners or lenders to submit to such background checks and provide required disclosure could jeopardize our ability to obtain or maintain licensure in such jurisdictions.

Some U.S. jurisdictions have recently introduced or proposed smoking bans in public venues, including casinos, which may reduce player traffic in the facilities of our current and prospective customers, which may reduce revenues on our participation electronic gaming machines or impair our future growth prospects and therefore may adversely impact our revenues in those jurisdictions. Other participants in the gaming industry have reported declines in gaming revenues following the introduction of a smoking ban in jurisdictions in which they operate and we cannot predict the magnitude or timing of any decrease in revenues resulting from the introduction of a smoking ban in any jurisdiction in which we operate.

We derive a significant portion of our revenue from Native American tribal customers, and our ability to effectively operate in Native American gaming markets is vulnerable to legal and regulatory uncertainties, including the ability to enforce contractual rights on Native American land.

We derived a significant amount of our revenue from participation agreements with Native American gaming operators. Native American tribes are independent governments with sovereign powers and, in the absence of a specific grant of authority by Congress to a state or a specific compact or agreement between a tribal entity and a state that would allow the state to regulate activities taking place on Native American lands, they can enact their own laws and regulate gaming operations and contracts subject to the Indian Gaming Regulatory Act (IGRA). In this capacity, Native American tribes generally enjoy sovereign immunity from lawsuits similar to that of the individual states and the United States. Accordingly, before we can seek to enforce contract rights with a Native American tribe, or an agency or instrumentality of a Native American tribe, we must obtain from the Native American tribe a waiver of its sovereign immunity with respect to the matter in dispute, which we are not always able to do. Without a limited waiver of sovereign immunity, or if such waiver is held to be ineffective, we could be precluded from judicially enforcing any rights or remedies against a Native American tribe, including the right to enter Native American lands to retrieve our property in the event of a breach of contract by the tribal party to that contract. Even if the waiver of sovereign immunity by a Native American tribe is deemed effective, there could be an issue as to the forum in which a lawsuit may be brought against the Native American tribe. Federal courts are courts of limited jurisdiction and generally do not have jurisdiction to hear civil cases relating to Native American tribes, and we may be unable to enforce any arbitration decision effectively. Although we attempt to agree upon governing law and venue provisions in our contracts with Native American tribal customers, these provisions vary widely and may not be enforceable.

Certain of our agreements with Native American tribes are subject to review by regulatory authorities. For example, our development agreements may be subject to review by the NIGC, and any such review could require substantial modifications to our agreements or result in the determination that we have a proprietary interest in a Native American tribe’s gaming activity, which could materially and adversely affect the terms on which we conduct our business. The NIGC may also reinterpret applicable laws and regulations, which could affect our agreements with Native American tribes. We could also be affected by alternative interpretations of the Johnson Act as the Native American tribes, who are the customers for our Class II games, could be subject to significant fines and penalties if it is ultimately determined they are offering an illegal game, and an adverse regulatory or judicial determination regarding the legal status of our products could have material adverse consequences for our results of operations.

Government enforcement, regulatory action, judicial decisions and proposed legislative action have in the past, and will likely continue to affect our business and prospects in Native American tribal lands. The legal and regulatory uncertainties surrounding our Native American tribal agreements could result in a significant and immediate material adverse effect on our results of operations. Additionally, such uncertainties could increase our cost of doing business and could take management’s attention away from operations. Regulatory action against our customers or equipment in these or other markets could result in machine seizures and significant revenue disruptions, among other adverse consequences. Moreover, Native American tribal policies and procedures, as well as tribal selection of gaming vendors, are subject to the political and governance environment within each Native American tribe. Changes in tribal leadership or tribal political pressure can affect our business relationships within Native American markets.

We may not realize satisfactory returns on money lent to new and existing customers to develop or expand gaming facilities or to acquire gaming routes.

We enter into agreements to provide financing for construction, expansion, or remodeling of gaming facilities, primarily in the state of Oklahoma, and also have agreements in other jurisdictions where we provide loans and advances to route operators to acquire location contracts and fund working capital. Under these agreements, we secure long-term contracts for game placements under either a revenue share or daily fee basis in exchange for the loans and advances. We may not, however, realize the anticipated benefits of any of these strategic relationships or financings as our success in these ventures is dependent upon the timely completion of the gaming facility, the placement of our electronic gaming machines, and a favorable regulatory environment.

These activities may result in unforeseen operating difficulties, financial risks, or required expenditures that could adversely affect our liquidity. In connection with one or more of these transactions, and to obtain the necessary funds to enter these agreements, we may need to extend secured and unsecured credit to potential or existing customers that may not be repaid, incur debt on terms unfavorable to us or that we are unable to repay, or incur other contingent liabilities.

The failure to maintain controls and processes related to billing and collecting accounts receivable or the deterioration of the financial condition of our customers could negatively impact our business. As a result of these agreements, the collection of notes receivable has become a matter of greater significance. While we believe the increased level of these specific receivables has allowed us to grow our business, it has also required direct, additional focus of and involvement by management. Further, and especially due to the current downturn in the economy, some of our customers may not pay the notes receivable when due.

We rely on information technology and other systems and any failures in our systems could disrupt our business and adversely impact our results.

We rely on information technology systems that are important to the operation of our business, some of which are managed by third parties. These systems are used to process, transmit and store electronic information, to manage and support our business operations and to maintain internal controls over our financial reporting. We could encounter difficulties in developing new systems, maintaining and upgrading current systems and preventing security breaches. Among other things, our systems are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, denial of service attacks and similar events. While we have and will continue to implement network security measures and data protection safeguards, our servers and other computer systems are vulnerable to viruses, malicious software, hacking, break-ins or theft, data privacy or security breaches, third-party security breaches, employee error or malfeasance and similar events. Failures in our systems or services or unauthorized access to or tampering with our systems and databases could have a material adverse effect on our business, reputation and results of operations. Any failures in our computer systems or telecommunications services could affect our ability to operate our linked games or otherwise conduct business.

Portions of our information technology infrastructure also may experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruptions could materially and adversely impact our ability to deliver products to customers and interrupt other processes. If our information systems do not allow us to transmit accurate information, even for a short period of time, to key decision makers, the ability to manage our business could be disrupted and our results of operations could be materially and adversely affected. Failure to properly or adequately address these issues could impact our ability to perform necessary business operations, which could materially and adversely affect our reputation, competitive position and results of operations.

Slow growth in the development of new gaming jurisdictions or the number of new casinos, declines in the rate of replacement of existing electronic gaming machines and ownership changes and consolidation in the casino industry could limit or reduce our future prospects.

Demand for our new participation electronic gaming machine placements and game sales is partially driven by the development of new gaming jurisdictions, the addition of new casinos or expansion of existing casinos within existing gaming jurisdictions and the replacement of existing electronic gaming machines. The establishment or expansion of gaming in any jurisdiction typically requires a public referendum or other legislative action. As a result, gaming continues to be the subject of public debate, and there are numerous active organizations that oppose gaming. There can be no assurances that new gaming jurisdictions will be established in the future or that existing jurisdictions will expand gaming, and, thus, our growth strategy could be negatively impacted.

To the extent new gaming jurisdictions are established or expanded, we cannot guarantee we will be successful penetrating such new jurisdictions or expanding our business in line with the growth of existing jurisdictions. As we enter into new markets, we may encounter legal and regulatory challenges that are difficult or impossible to foresee and which could result in an unforeseen adverse impact on planned revenues or costs associated with the new market opportunity. If we are unable to effectively develop and operate within these new markets, then our business, operating results and financial condition would be impaired. Furthermore, as we attempt to generate new streams of revenue by placing our participation electronic gaming machines with new customers we may have difficulty implementing an effective placement strategy for jurisdictional specific games. Our failure to successfully implement an effective placement strategy could cause our future operating results to vary materially from what management has forecasted.

In addition, the construction of new casinos or expansion of existing casinos fluctuates with demand, general economic conditions and the availability of financing. The rate of gaming growth in North America has decelerated and machine replacements are at historically low levels. Slow growth in the establishment of new gaming jurisdictions or delays in the opening of new or expanded casinos and continued declines in, or low levels of demand for, electronic gaming machine replacements could reduce the demand for our products and our future profits. Our business could be negatively affected if one or more of our customers is sold to or merges with another entity that utilizes more of the products and services of one of our competitors or that reduces spending on our products or causes downward pricing pressures. Such consolidations could lead to order cancellations, a slowing in the rate of electronic gaming machine replacements, or require our current customers to switch to our competitors’ products, any of which could negatively impact our results of operations.

States and other jurisdictions may amend or repeal gaming enabling legislation which could materially impact our business.

States and other jurisdictions may amend or repeal gaming enabling legislation which could materially impact our business. Changes to gaming enabling legislation could increase our operating expenses and compliance costs or decrease the profitability of our operations. Repeal of gaming enabling legislation could result in losses of capital investments and revenue and limit future growth opportunities. If any jurisdiction in which we operate were to repeal gaming enabling legislation, there could be no assurance that we could sufficiently increase our revenue in other markets to maintain operations or service our existing indebtedness.

The intellectual property rights of others may prevent us from developing new products and services, entering new markets or may expose us to liability or costly litigation and litigation regarding our intellectual property could have a material adverse effect on the results of our business or intellectual property.

Our success depends in part on our ability to continually adapt our products to incorporate new technologies and to expand into markets that may be created by new technologies. If technologies are protected by the intellectual property rights of others, including our competitors, we may be prevented from introducing products based on these technologies or expanding into markets created by these technologies. If the intellectual property rights of others prevent us from taking advantage of innovative technologies, our prospects and results of operations may be adversely affected.

There can be no assurance that our business activities, games, products, services and systems will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. In addition to infringement claims, third parties may allege claims of invalidity or unenforceability against us or against our licensees or manufacturers in connection with their use of our technology. A successful challenge to, or invalidation of, one of our intellectual property interests, a successful claim of infringement by a third party against us, our products or services, or one of our licensees in connection with the use of our technologies, or an unsuccessful claim of infringement made by us against a third party or its products or services could adversely affect our business or cause us financial harm. Any such claim and any resulting litigation, should it occur, could:

•	be expensive and time consuming to defend or require us to pay significant amounts in damages;

•	invalidate our proprietary rights;

•	cause us to cease making, licensing or using products or services that incorporate the challenged intellectual property;

•	require us to redesign, reengineer or rebrand our products or services or limit our ability to bring new products and services to the market in the future;

•	require us to enter into costly or burdensome royalty, licensing or settlement agreements in order to obtain the right to use a product, process or component

•	impact the commercial viability of the products and services that are the subject of the claim during the pendency of such claim; or

•	require us by way of injunction to remove products or services on lease or stop selling or leasing new products or services.

A significant portion of our success depends on the protection of our intellectual property. In the future we may make, claims of infringement, invalidity or enforceability against third parties. This enforcement could:

•	cause us to incur greater costs and expenses in the protection of our intellectual property;

•	potentially negatively impact our intellectual property rights;

•	cause one or more of our patents, trademarks, copyrights or other intellectual property interests to be ruled or rendered unenforceable or invalid; or

•	divert management’s attention and our resources.

Our inability to complete future acquisitions and integrate those businesses successfully could limit our future growth.

From time to time, we pursue strategic acquisitions in support of our strategic goals. In connection with any such acquisitions, we could face significant challenges in managing and integrating our expanded or combined operations, including acquired assets, operations and personnel. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that we will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. Our ability to succeed in implementing our strategy will depend to some degree upon the ability of our management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt our ongoing business and distract management from other responsibilities.

In addition, there can be no assurance regarding when or the extent to which we will be able to realize any anticipated financial or operational benefits, synergies or cost savings from these acquisitions. We may also incur greater costs than estimated to achieve all of the synergies and other benefits from an acquisition. Integration may also be difficult, unpredictable and subject to delay because of possible company culture conflicts and different opinions on technical decisions and product roadmaps. We may be required to integrate or, in some cases, replace, numerous systems, such as those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll, data privacy and security and regulatory compliance.

Our business is dependent on the security and integrity of the systems and products we offer.

We believe that our success depends, in part, on providing secure products, services and systems to our customers. Attempts to penetrate security measures may come from various combinations of customers, retailers, vendors, employees and others. Our ability to prevent anomalies and monitor and ensure the quality and integrity of our products and services is periodically reviewed and enhanced. Similarly, we regularly assess the adequacy of our security systems to protect against any material loss to any of our customers and the integrity of our products and services to players. Expanded utilization of the internet and other interactive technologies may result in increased security risks for us and our customers. There can be no assurance that our business will not be affected by a security breach or lapse, which could have a material adverse impact on our results of operations.

Our success depends on our ability to avoid, detect, replicate and correct software and hardware anomalies and fraudulent manipulation of our electronic gaming machines. We incorporate security features into the design of our electronic gaming machines and other systems, which are designed to prevent us, our customers and players from being defrauded. We also monitor our software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that our security features or technical efforts will continue to be effective in the future. If our security systems fail to prevent fraud or if we experience any significant technical difficulties, our operating results could be adversely affected. Additionally, if third parties breach our security systems and defraud players, or if our hardware or software experiences any technical anomalies, our customers and the public may lose confidence in our electronic gaming machines and operations, or we could become subject to legal claims by our customers or to investigation by gaming authorities.

Our electronic gaming machines have experienced anomalies and fraudulent manipulation in the past. Games and electronic gaming machines may be replaced by casinos and other electronic gaming machine operators if they do not perform according to expectations or they may be shut down by regulators. The occurrence of anomalies in, or fraudulent manipulation of, our electronic gaming machines or our other gaming products and services (including our interactive products and services), may give rise to claims from players and claims for lost revenue and profits and related litigation by our customers and may subject us to investigation or other action by regulatory authorities, including suspension or revocation of our licenses or other disciplinary action. Additionally, in the event of the occurrence of any such issues with our products and services, substantial engineering and marketing resources may be diverted from other projects to correct these issues, which may delay other projects and the achievement of our strategic objectives.

Although our network is private, it is susceptible to outages due to fire, floods, power loss, break-ins, cyberattacks and similar events. We have back-up capabilities for our services in the event of any such occurrence. Despite our implementation of network security measures, our servers are vulnerable to computer viruses and break-ins. Similar disruptions from unauthorized tampering with our computer systems in any such event could have a material adverse effect on our business, operating results and financial condition.

The results of our operations could be affected by natural events in the locations in which we or our customers, suppliers or regulators operate.

We may be impacted by severe weather and other geological events, including hurricanes, earthquakes, floods or tsunamis that could disrupt our operations or the operations of our customers, suppliers, data service providers and regulators. Natural disasters or other disruptions at any of our facilities or our suppliers’ facilities may impair or delay delivery of our products and services. Additionally, disruptions experienced by our regulators due to natural disasters or otherwise could delay our introduction of new products or entry into new jurisdictions where regulatory approval is necessary. Adverse weather conditions, particularly flooding, tornadoes, heavy snowfall and other extreme weather conditions often deter our customer’s players from traveling, or make it difficult for them to frequent the sites where our games are installed. If any of those sites experienced prolonged adverse weather conditions, or if the sites in Oklahoma, where a significant number of our games are installed, simultaneously experienced adverse weather conditions, our results of operations and financial condition would be materially and adversely affected. While we insure against certain business interruption risks, we cannot provide any assurance that such insurance will compensate us for any losses incurred as a result of natural or other disasters. Any serious disruption to our operations, or those of our customers, our suppliers or our regulators, could have a material adverse effect on the results of our operations.

We are dependent on our suppliers and contract manufacturers and any failure of these parties to meet our performance and quality standards or requirements could cause us to incur additional costs or lose customers.

The manufacturing, assembling and designing of our electronic gaming machines depends upon a continuous supply of raw materials and components, such as source cabinets, which we currently source primarily from a limited number of suppliers. Our operating results could be adversely affected by an interruption or cessation in the supply of these items or a serious quality assurance lapse, including as a result of the insolvency of any of our key suppliers. We may be unable to find adequate replacements for our suppliers within a reasonable time frame, on favorable commercial terms or at all. Further, manufacturing costs may unexpectedly increase and we may not be able to successfully recover any or all of such cost increases.

The risks related to operations in foreign countries and outside of traditional U.S jurisdictions could negatively affect our results.

We operate in jurisdictions outside of the United States, principally in Mexico and on tribal lands of Native American tribes. The developments noted below, among others, could adversely affect our financial condition and results of operations:

•	social, political or economic instability;

•	additional costs of compliance with international laws or unexpected changes in regulatory requirements;

•	tariffs and other trade barriers;

•	fluctuations in foreign exchange rates outside the United States;

•	adverse changes in the creditworthiness of parties with whom we have significant receivables or forward currency exchange contracts;

•	expropriation, nationalization and restrictions on repatriation of funds or assets;

•	difficulty protecting our intellectual property;

•	recessions in foreign economies;

•	difficulties in maintaining foreign operations;

•	changes in consumer tastes and trends;

•	acts of war or terrorism; and

•	U.S. government requirements for export.

In addition, our ability to expand successfully in foreign jurisdictions involves other risks, including difficulties in integrating foreign operations, risks associated with entering jurisdictions in which we may have little experience and the day-to-day management of a growing and increasingly geographically diverse company. Our investment in foreign jurisdictions often entails partnering or other business relationships with locally based entities, which can involve additional risks arising from our lack of sole decision-making authority, our reliance on a partner’s financial condition, inconsistency between our business interests or goals and those of our partners and disputes between us and our partners.

Foreign currency exchange rate fluctuations and other risks could impact our business.

For the twelve months ended December 31, 2016, we derived approximately 17% of our revenue from customers outside of the United States. Our consolidated financial results are affected by foreign currency exchange rate fluctuations. Foreign currency exchange rate exposures arise from current transactions and anticipated transactions denominated in currencies other than U.S. dollars and from the translation of foreign currency denominated balance sheet accounts into U.S. dollar-denominated balance sheet accounts. We are exposed to currency exchange rate fluctuations because portions of our revenue and expenses are denominated in currencies other than the U.S. dollar, particularly the Mexican Peso. If a foreign currency is devalued in a jurisdiction in which we are paid in such currency, we may require our customers to pay higher amounts for our products, which they may be unable or unwilling to pay.

Our business is subject to quarterly fluctuation.

Historically, our operating results have been highest during the first and second quarters and lowest in our third and fourth quarters, primarily due to the seasonality of player demand. Our quarterly operating results may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos, the expansion or contraction of existing casinos, approval or denial of our products and corporate licenses under gaming regulations, the introduction of new products, the seasonality of customer capital budgets, the mix of domestic versus international sales and the mix of lease and royalty revenue versus sales and service revenue. As a result, our operating results could be volatile, particularly on a quarterly basis.

In light of the foregoing, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted our historical results will repeat in future periods as we cannot influence or forecast many of these factors.

We could face risks associated with, or arising out of, environmental, health and safety laws and regulations.

We are subject to various U.S. federal, state and local laws and regulations that (i) regulate certain activities and operations that may have environmental or health and safety effects, such as the use of regulated materials in the manufacture of our products by third parties or our disposal of materials, substances or wastes, (ii) impose liability for costs of cleaning up, and damages to natural resources from, past spills, waste disposals on and off-site, or other releases of hazardous materials or regulated substances, and (iii) regulate workplace safety. Compliance with these laws and regulations could increase our and our third-party manufacturers’ costs and impact the availability of components required to manufacture our products. Violation of these laws may subject us to significant fines, penalties or disposal costs, which could negatively impact our results of operations. We could be responsible for the investigation and remediation of environmental conditions at currently or formerly operated or leased sites, as well as for associated liabilities, including liabilities for natural resource damages, third party property damage or personal injury resulting from lawsuits that could be brought by the government or private litigants, relating to our operations, the operations of facilities or the land on which our facilities are located. We may be subject to these liabilities regardless of whether we lease or own the facility, and regardless of whether such environmental conditions were created by us or by a prior owner or tenant, or by a third party or a neighboring facility whose operations may have affected such facility or land. That is because liability for contamination under certain environmental laws can be imposed on current or past owners or operators of a site without regard to fault. We cannot assure you that environmental conditions relating to our prior, existing or future sites or those of predecessor companies whose liabilities we may have assumed or acquired will not have a material adverse effect on our business.

If our products contain defects, we may be liable for product defects or other claims, our reputation could be harmed and our results of operations adversely affected.

Our products could be defective, fail to perform as designed or otherwise cause harm to our customers, their equipment or their products. If any of our products are defective, we may be required to recall the products and/or repair or replace them, which could result in substantial expenses and affect our profitability. Any problem with the performance of our products, such as a false jackpot or other prize, could harm our reputation, which could result in a loss of sales to customers and/or potential customers and in turn termination of leases, cancellation of orders, product returns and diversion of our resources. In addition, the occurrence of errors in, or fraudulent manipulation of, our products or software may give rise to claims by our customers or by our customers’ players, including claims by our customers for lost revenues and related litigation that could result in significant liability. Any claims brought against us by customers may result in diversion of management’s time and attention, expenditure of large amounts of cash on legal fees and payment of damages, lower demand for our products or services, or injury to our reputation. Our insurance may not sufficiently cover a judgment against us or a settlement payment and is subject to customary deductibles, limits and exclusions. In addition, a judgment against us or a settlement could make it difficult for us to obtain insurance in the coverage amounts necessary to adequately insure our businesses, or at all, and could materially increase our insurance premiums and deductibles in the future. In addition, software bugs or malfunctions, errors in distribution or installation of our software, failure of our products to perform as approved by the appropriate regulatory bodies or other errors or malfunctions, may subject us to investigation or other action by gaming regulatory authorities, including fines. Any of these occurrences could also result in the loss of or delay in market acceptance of our products and loss of revenue.

Our revenues are vulnerable to the impact of changes to the Class II regulatory scheme.

Our Native American tribal customers that operate Class II games under the IGRA are subject to regulation by the National Indian Gaming Commission (NIGC). The NIGC has conducted and is expected to again conduct consultations with industry participants regarding Native American gaming activities, including the clarification of regulations regarding Class II electronic gaming machines. It is possible that any such changes in regulations, when finally enacted, could cause us to modify our Class II games to comply with the new regulations, which may result in our products becoming less competitive. Any required conversion of games pursuant to changing regulatory schemes could cause a disruption to our business. In addition, we could lose market share to competitors who offer games that do not appear to comply with published regulatory restrictions on Class II games and therefore offer features not available in our products.

State compacts with our existing Native American tribal customers to allow Class III gaming could reduce demand for our Class II games and our entry into the Class III market may be difficult as we compete against larger companies in the tribal Class III market.

Most of our Class II Native American tribal customers have entered into compacts with the states in which they operate to permit the operation of Class III games. While we seek to also provide Class III alternatives in these markets, we believe the number of our Class II game machine placements in those customers’ facilities could decline, and our operating results could be materially and adversely affected. As our Native American tribal customers continue to transition to gaming under compacts with the state, we continue to face significant uncertainty in the market that makes our business in these states difficult to manage and predict and we may be forced to compete with larger companies that specialize in Class III gaming. We believe the establishment of state compacts depends on a number of political, social, and economic factors that are inherently difficult to ascertain. Accordingly, although we attempt to closely monitor state legislative developments that could affect our business, we may not be able to timely predict if or when a compact could be entered into by one or more of our Native American tribal customers. For example, in Oklahoma, the continued introduction of Class III games since the passage of the tribal gaming compact in 2004 may put pressure on our revenue and unit market share and our revenue share percentages and may result in a shift in the market from revenue share arrangements to a “for sale” model.

The participation share rates for gaming revenue we receive pursuant to our participation agreements with our Native American tribal customers has, on average, decreased in recent years and may continue to decrease in the future.

The percentage of gaming revenue we receive pursuant to our participation agreements, or our participation share rates, with our Native American tribal customers has, on average, decreased in recent years, negatively affecting our profit margins. There can be no assurance that participation rates will not decrease further in the future. In addition, our Native American tribal customers may adopt policies or insist upon additional business terms during the renewal of our existing participation agreements that negatively affect the profitability of those relationships. In addition, any participation agreements we may enter into in the future with new customers or in new jurisdictions may not have terms as favorable as our existing participation agreements.

For the year ended December 31, 2016, approximately 15% of our gaming revenue was derived from one customer and approximately 30% of our revenue was generated from gaming operations in the state of Oklahoma.

For the year ended December 31, 2016, approximately 30% of our total revenue was derived from gaming operations in Oklahoma, and approximately 15% of our total gaming revenue was from one Native American gaming tribe in that state. The significant concentration of our revenue in Oklahoma means that local economic, regulatory and licensing changes in Oklahoma may adversely affect our business disproportionately to changes in national economic conditions, including adverse economic declines or slower economic recovery from prior declines. While we continue to seek to diversify the markets in which we operate, changes to our business, operations, game performance and customer relationships in Oklahoma, due to changing gaming regulations or licensing requirements, higher taxes, increased competition, declines in market revenue share percentages or otherwise, could have a material and adverse effect on or financial condition and results of operations. In addition, changes in our relationship with our largest customer, including a decrease in revenue share, removal of electronic gaming machines or non-renewal of contracts, could have a material and adverse effect on our financial condition and results of operations.

Moreover, neighboring states such as Kansas, Texas and Arkansas have passed or could pass gaming legislation, which could take market share from Oklahoma gaming facilities or otherwise negatively impact the Oklahoma gaming market and, as a result, negatively impact our business.

Our business depends on the protection of our intellectual property and proprietary information and on our ability to license intellectual property from third parties.

We believe that our success depends, in part, on protecting our intellectual property in the U.S. and in foreign countries and our ability to license intellectual property from third parties on commercially reasonable terms. The patent, trademark and trade secret laws of some countries may not protect our intellectual property rights to the same extent as the laws of the United States Our intellectual property includes certain patents, trademarks and copyrights relating to our products and services (including electronic gaming machines, interactive gaming products, table games, card shufflers and accessories ), as well as proprietary or confidential information that is not subject to patent or similar protection. Our success may depend, in part, on our ability to obtain protection for the trademarks, names, logos or symbols under which we market our products and to obtain copyright and patent protection for our proprietary technologies, intellectual property and innovations. There can be no assurance that we will be able to build and maintain consumer value in our trademarks, obtain patent, trademark or copyright protection or that any trademark, copyright or patent will provide us with competitive advantages. In particular, a recent U.S. Supreme Court decision tightened the standard for patent eligibility of software patents and other court decisions in recent years have trended towards a narrowing of patentable subject matter. A change in view at the United States Patent and Trademark Office (the “USPTO”) has resulted in Patents for table games having been put into serious doubt by the USPTO. Thus, our ability to protect table games with patents can impact our ability to sustain a competitive advantage. Furthermore, at least one federal court has held that United States patent, trademark and trade secret laws of general application are not binding on Native American tribes absent a binding waiver of sovereign immunity. These and similar decisions in the future may negatively impact the validity or enforceability of certain of our patents, our ability to protect our inventions, innovations and new technology and the value of our substantial patent portfolio.

Our intellectual property protects the integrity of our games and services. Competitors may independently develop similar or superior products or software, which could negatively impact the results of our operations. We have a limited ability to prevent others from creating materially similar products. Despite our efforts to protect these proprietary rights, unauthorized parties may try to copy our gaming products, business models or systems, use certain of our confidential information to develop competing products, or develop independently or otherwise obtain and use our gaming products or technology. In cases where our technology or product is not protected by enforceable intellectual property rights, such independent development may result in a significant diminution in the value of such technology or product.

We rely on products, technologies and intellectual property that we license from third parties for our businesses. The future success of our business may depend, in part, on our ability to obtain, retain and/or expand licenses for popular technologies and games in a competitive market. There can be no assurance that these third-party licenses, or support for such licensed products and technologies, will continue to be available to us on commercially reasonable terms, if at all. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the products that include or incorporate the licensed intellectual property. Certain of our license agreements grant the licensor rights to audit our use of their intellectual property. Disputes with licensors over uses or terms could result in the payment of additional royalties or penalties by us, cancellation or non-renewal of the underlying license or litigation.

We also rely on trade secrets and proprietary know-how. We enter into confidentiality agreements with our employees and independent contractors regarding our trade secrets and proprietary information, but we cannot assure you that the obligation to maintain the confidentiality of our trade secrets and proprietary information will be honored. If these agreements are breached, it is unlikely that the remedies available to us will be sufficient to compensate us for the damages suffered. Additionally, despite various confidentiality agreements and other trade secret protections, our trade secrets and proprietary know-how could become known to, or independently developed by, competitors. Moreover, if our competitors independently develop equivalent knowledge, methods or know-how, it will be more difficult for us to enforce our rights and our business could be harmed.

Failure to attract, retain and motivate key employees may adversely affect our ability to compete.

Our success depends largely on recruiting and retaining talented employees. The market for qualified, licensable executives and highly skilled, technical workers, such as content developers, is intensely competitive. The loss of key employees or an inability to hire a sufficient number of technical workers could limit our ability to develop successful products, cause delays in getting new products to market, cause disruptions to our customer relationships or otherwise adversely affect our business.

Some of our products contain open source software which may be subject to restrictive open source licenses, requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.

Some of our products contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code governed by the open source software licenses available to third parties and/or license such software under the terms of a particular open source license, potentially granting third parties certain rights to our software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful, we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our business.

We rely on hardware, software and games licensed from third parties, and on technology provided by third-party vendors, the loss of which could materially and adversely affect our business, increase our costs and delay deployment or suspend development of our electronic gaming machines, games and systems.

We have entered into license agreements with third parties for the exclusive use of their technology and intellectual property rights in the gaming industry and we also rely on third-party manufacturers to manufacture certain gaming equipment. We rely on these other parties to maintain and protect this technology and the related intellectual property rights. If our licensors fail to protect their intellectual property rights in material that we license and we are unable to protect such intellectual property rights, the value of our licenses may diminish significantly and our business could be significantly harmed.

In addition, if these agreements expire and we are unable to renew them, or if the manufacturers of this software or hardware, or functional equivalents of this software or hardware, were either no longer available to us or no longer offered to us on commercially reasonable terms, we may lose a valuable competitive advantage and our business could be harmed.

Acts of God, adverse weather and shipping difficulties, particularly with respect to international third-party suppliers of our components, could cause significant production delays. If we are unable to obtain these components from our established third-party vendors, we could be required to either redesign our product to function with alternate third-party products or to develop or manufacture these components ourselves, which would result in increased costs and could result in delays in the deployment of our electronic gaming machines, games and systems. Furthermore, we might be forced to limit the features available in our current or future offerings.

We rely on intellectual property licenses from one or more third-party competitors, the loss of which could materially and adversely affect our business and the sale or placement of our products. Various third-party gaming manufacturers with which we compete are much larger than us and have substantially larger intellectual property assets. The gaming manufacturer industry is very competitive and litigious, and a lawsuit brought by one of our larger competitors, whether or not well-founded, may have a material adverse effect on our business, financial condition, operations or cash flows and our ability to sell or place our products.

Continued operation and our ability to service several of our installed electronic gaming machines depends upon our relationships with service providers, and changes in those relationships could negatively impact our business.

We operate many electronic gaming machines that utilize third party software for which we do not own or control the underlying software code. Further, we enter into arrangements with third party vendors, from time to time, for the provision of services related to development and operation of our products. Consequently, our operations, growth prospects and future revenues could be dependent on our continued relationships with third party vendors. While we have historically maintained good relationships with third party vendors, our business would suffer if we are unable to continue these relationships in the future. Our third party vendors may have economic or business interests or goals that are inconsistent with our interests and goals, take actions contrary to our objectives or policies, undergo a change of control, experience financial and other difficulties or be unable or unwilling to fulfill their obligations under our arrangements. The failure to avoid or mitigate the risks described above or other risks associated with such arrangements could have a material adverse effect on our results of operations.

We are continuing to improve our internal controls over financial reporting.

Our independent registered public accounting firm is not required to audit the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, our internal controls over financial reporting may be insufficiently documented, designed or operating, which may cause our independent registered public accounting firm to issue a report that is adverse.

Certain contracts with our customers are on a month-to-month basis, and if we are unable to maintain our current customers on terms that are favorable to us, our business, financial condition, or results of operations may suffer a detrimental effect.

Certain contracts with our customers are generally on a month-to-month basis, except for customers with whom we have entered into development and placement fee agreements. We do not rely upon the stated term of our gaming device contracts to retain the business of our customers. We rely instead upon providing competitive electronic gaming machines, games and systems to give our customers the incentive to continue doing business with us. At any point in time, a significant portion of our gaming device business is subject to nonrenewal, which may have a detrimental effect on our earnings, financial condition and cash flows. To renew or extend any of our customer contracts generally, we may be required to accept financial and other terms that are less favorable to us than the terms of the expired contracts. In addition, we may not succeed in renewing customer contracts when they expire. If we are required to agree to other less favorable terms to retain our customers or we are not able to renew our relationships with our customers upon the expiration of our contracts, our business, financial condition or results of operations may suffer a detrimental effect.

We may not successfully enter new markets and potential new markets may not develop quickly or at all.

If and as new and developing domestic markets develop, competition among providers of gaming-related products and services will intensify. We will face a number of hurdles in our attempts to enter these markets, including the need to expand our sales and marketing presence, compete against pre-existing relationships that our target customers may have with our competitors, the uncertainty of compliance with new or developing regulatory regimes (including regulatory regimes relating to internet gaming) with which we are not currently familiar, and oversight by regulators that are not familiar with us or our businesses. Each of these risks could materially impair our ability to successfully expand our operations into these new and developing domestic markets.

In addition, as we attempt to sell our gaming-related products and services into international markets in which we have not previously operated, we may become exposed to political, economic, tax, legal and regulatory risks not faced by businesses that operate only in the United States. The legal and regulatory regimes of foreign markets and their ramifications on our business are less certain. Our international operations are subject to a variety of risks, including different regulatory requirements and interpretations, trade barriers, difficulties in staffing and managing foreign operations, higher rates of fraud, compliance with anti-corruption and export control laws, fluctuations in currency exchange rates, difficulty in enforcing or interpreting contracts or legislation, political and economic instability and potentially adverse tax consequences. Difficulties in obtaining approvals, licenses or waivers from the gaming authorities of other jurisdictions, in addition to other potential regulatory and quasi-regulatory issues that we have not yet ascertained, may arise in international jurisdictions into which we attempt to enter. In these new markets, our operations will rely on an infrastructure of, among other things, financial services and telecommunications facilities that may not be sufficient to support our business needs. In these new markets, we may additionally provide services based upon interpretations of applicable law, which interpretation may be subject to regulatory or judicial review. These risks, among others, could materially and adversely affect our business, financial condition and operations. In connection with our expansion into new international markets, we may forge strategic relationships with business partners to assist us. The success of our expansion into these markets therefore may depend in part upon the success of the business partners with whom we forge these strategic relationships. If we do not successfully form strategic relationships with the right business partners or if we are not able to overcome cultural or business practice differences, our ability to penetrate these new international markets could suffer.

We may not be able to capitalize on the expansion of internet or other forms of interactive gaming or other trends and changes in the gaming industries, including due to laws and regulations governing these industries.

We participate in the new and evolving interactive gaming industry through our social and interactive gaming products. Part of our strategy is to take advantage of the liberalization of interactive gaming, both within the U.S. and internationally. These industries involve significant risks and uncertainties, including legal, business and financial risks. The success of these industries and of our interactive gaming products and services may be affected by future developments in social networks, including Apple, Google or Facebook developments, mobile platforms, regulatory developments, data privacy laws and other factors that we are unable to predict and are beyond our control. This fast-changing environment can make it difficult to plan strategically and can provide opportunities for competitors to grow their businesses at our expense. Consequently, the future results of our operations relating to our interactive gaming products and services are difficult to predict and may not grow at the rates we expect, and we cannot provide assurance that these products and services will be successful in the long term.

In general, our ability to successfully pursue our interactive gaming strategy depends on the laws and regulations relating to our gaming activities through interactive channels.

With respect to our interactive gaming business, although largely unregulated at this time, there are movements in some jurisdictions to review social gaming and possibly implement social gaming regulations. We cannot predict the likelihood, timing, scope or terms of any such regulation or the extent to which they may affect our social gaming business. The social business is subject to evolving regulations and the status of any particular jurisdiction may change at any time. The regulatory structure surrounding certain aspects of these businesses is currently in flux in certain jurisdictions.

In jurisdictions that authorize internet gaming, there can be no assurance that we will be successful in offering our technology, content and services to internet gaming operators as we expect to face intense competition from our traditional competitors in the gaming industry as well as a number of other domestic and foreign providers (or, in some cases, the operators themselves), some of which have substantially greater financial resources and/or experience in this area than we do. In addition, there is a risk that the authorization of the sale of gaming offerings via interactive channels in a particular jurisdiction could, under certain circumstances, adversely impact our gaming offerings through traditional channels in such jurisdiction. Any such adverse impact would be magnified to the extent we are not involved in, and generating revenue from, the provision of interactive gaming products or services in such jurisdiction. Know-your-customer and geo-location programs and technologies supplied by third parties are an important aspect of certain internet and mobile gaming products and services because they confirm certain information with respect to players and prospective players, such as age, identity and location. Payment processing programs and technologies, typically provided by third parties, are also a necessary feature of interactive wagering products and services. These programs and technologies are costly and may have an adverse impact on the results of our operations. Additionally, there can be no assurance that products containing these programs and technologies will be available to us on commercially reasonable terms, if at all, or that they will perform accurately or otherwise in accordance with our required specifications.

Our social gaming business is largely dependent upon our relationships with key channels and changes in those relationships could negatively impact our social gaming business.

In our social gaming business, our services operate largely through Facebook, Google Play for Android devices and Apple’s iOS platforms. Consequently, our expansion and prospects of our social gaming offerings are dependent on our continued relationships with these channels (and any emerging app store channels). Our relationships with Facebook, Google and Apple are not governed by contracts but rather by the channel’s standard terms and conditions for application developers. Our social gaming business will be adversely impacted if we are unable to continue these relationships in the future or if the terms and conditions offered by these channels are altered to our disadvantage. For instance, if any of these channels were to increase their fees, the results of our operations would suffer. Likewise, if Facebook, Google or Apple were to alter their operating platforms, we could be adversely impacted as our offerings may not be compatible with the altered platforms or may require significant and costly modifications in order to become compatible. If Facebook, Google or Apple were to develop competitive offerings, either on their own or in cooperation with one or more competitors, our growth prospects would be negatively impacted.

Changes in tax regulation and results of tax audits could affect results of operations of our business.

We are subject to taxation in the United States, Mexico and Israel. Significant judgment is required to determine and estimate tax liabilities and there are many transactions and calculations where the ultimate tax determination is uncertain. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in the applicable tax laws; the composition of pre-tax income in jurisdictions with differing tax rates; the valuation of or valuation allowances against our deferred tax assets and liabilities and substantive changes to tax rules and the application thereof by United States federal, state, local and foreign governments, all of which could result in materially higher corporate taxes than would be incurred under existing tax law or interpretation and could adversely affect our profitability. It is possible that future tax audits or changes in tax regulation may require us to change our prior period tax returns and also to incur additional costs. This may negatively affect future period results.

Further, our determination of our tax liability is always subject to audit and review by applicable domestic and foreign tax authorities. Any adverse outcome of any such audit or review could have an adverse effect on our business and reduce our profits to the extent potential tax liabilities exceed our reserves, and the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made, as well as future periods. We assess the likelihood of favorable or unfavorable outcomes resulting from examinations by the Internal Revenue Service and state, local and foreign tax authorities to determine the adequacy of our provision for income taxes.

Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.

Risks Related to Our Capital Structure

Our substantial indebtedness could adversely affect our ability to raise additional capital or to fund our operations, expose us to interest rate risk to the extent of our variable rate debt, limit our ability to react to changes in the economy, and prevent us from making debt service payments.

We are a highly leveraged company. As of December 31, 2016, we had $572 million face value of outstanding indebtedness, in addition to $40 million available for borrowing under the revolving credit facility at that date, while we had debt service costs of $47 million for the twelve months ended December 31, 2016.

Our substantial indebtedness could have important consequences for us, including, but not limited to, the following:

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes;

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the indenture and the agreements governing other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	impact our rent expense on leased space, which could be significant;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies, or exploiting business opportunities;

•	cause us to make non-strategic divestitures;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets;

•	limit our ability to repurchase shares and pay cash dividends; and

•	expose us to the risk of increased interest rates, as certain of our borrowings are at variable rates of interest.

In addition, our senior secured credit agreement and the PIK notes contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness.

We may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in the our credit facility and the PIK notes. If new indebtedness is added to our current debt levels, the related risks described above could intensify.

We may not be able to generate sufficient cash to service all of our indebtedness, and we may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on our debt obligations will depend upon, among other things, (a) our future financial and operating performance (including the realization of any cost savings described herein), which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control; and (b) our future ability to borrow under the revolving credit facility, the availability of which depends on, among other things, our complying with the covenants in the credit agreement governing such facility.

We cannot assure you that our business will generate cash flow from operations, or that we will be able to draw under the revolving credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on our debt. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness, including the PIK notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Apollo and its affiliates, including funds affiliated with Apollo, have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could have a material adverse effect on our business, results of operations, and financial condition, and could negatively impact our ability to satisfy our debt obligations.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of our PIK notes and our Seller Notes could declare all outstanding principal and interest to be due and payable, the lenders under the senior secured credit facilities could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their loans, and we could be forced into bankruptcy or liquidation.

Risks Related to This Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies.” These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (iii) the last day of our fiscal year following the fifth anniversary of the date of this offering, and (iv) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will continue to incur significant legal, accounting and other expenses. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently

implemented by the Securities and Exchange Commission, and                 , our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We continue to be controlled by Apollo, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

After giving effect to the Reclassification, VoteCo, an entity owned and controlled by individuals affiliated with Apollo, will own     % of our common equity (or     % if the underwriters exercise their option to purchase additional shares in full) pursuant to an irrevocable proxy from the funds affiliated with Apollo that own shares of our common stock to VoteCo, which will provide VoteCo with sole voting and sole dispositive power over those shares. As a result, VoteCo will have the power to elect all of our directors. Therefore, individuals affiliated with Apollo will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including entering into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates, including funds affiliated with Apollo, could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by funds affiliated with Apollo could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as funds affiliated with Apollo continue to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, Apollo and its affiliates will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

We are a “controlled company” within the meaning of          rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

After giving effect to the Reclassification, Apollo will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the corporate governance standards. Under          rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the             .

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness.” The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma net tangible book value per share as of December 31, 2016 and an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $        per share, representing the difference between our pro forma net tangible book value per share and the assumed initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of the Reclassification and this offering, we will have              shares of common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our fourth amended and restated certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved              shares for issuance upon exercise of outstanding stock options and              for issuances under our new equity incentive plan. See “Compensation Discussion and

Analysis—2017 Omnibus Incentive Plan.” Any common stock that we issue, including under our new equity incentive plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After the completion of the Reclassification and this offering, we will have             outstanding shares of common stock. The number of outstanding shares of common stock includes              shares, including shares controlled by Apollo, that are “restricted securities,” as defined under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and eligible for sale in the public market subject to the requirements of Rule 144. We, each of our officers and directors, Apollo and substantially all of our existing stockholders have agreed that (subject to certain exceptions), for a period of              days after the date of this prospectus, we and they will not, without the prior written consent of             , dispose of any shares or any securities convertible into or exchangeable for our common stock, see “Underwriting.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods and other limitations of Rule 144. Sales of significant amounts of stock in the public market could adversely affect prevailing market prices of our common stock. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

There can be no assurances that a viable public market for our common stock will develop.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the              or otherwise or how liquid that market might become. If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares at a price that is attractive to you or at all.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriting” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our senior secured credit facilities contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. As a result, capital appreciation, if any, of our common stock may be your major source of gain for the foreseeable future. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

Our fourth amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Provisions in our fourth amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our fourth amended and restated certificate of incorporation and amended and restated bylaws will include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management. Even in the absence of a takeover attempt, fourth amended and restated certificate of incorporation and our amended and restated bylaws may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the Delaware General Corporation Law may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions that the Board of Directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the company to negotiate in advance with the Board of Directors because the stockholder approval requirement would be avoided if the Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and include, among other things, statements relating to:

•	our strategy, outlook and growth prospects;

•	our operational and financial targets and dividend policy;

•	our planned expansion of the venue base and the implementation of the new design in our existing venues;

•	general economic trends and trends in the industry and markets; and

•	the competitive environment in which we operate.

These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our results to vary from expectations include, but are not limited to:

•	our ability to effectively compete with numerous domestic and foreign businesses;

•	our ability to adapt to and offer products that keep pace with evolving technology related to our businesses;

•	changes in player and operator preferences in participation games, which may adversely affect demand for our products;

•	changing economic conditions and other factors that adversely affect the casino and gaming industry, the play levels of our participation games, product sales and our ability to collect outstanding receivables from our customers;

•	the effect of our substantial indebtedness on our ability to raise additional capital to fund our operations, react to changes in the economy or our industry and make debt service payments;

•	changing regulations, new interpretations of existing laws, or delays in obtaining or maintaining required licenses or approvals, which may affect our ability to operate in existing markets or expand into new jurisdictions;

•	changes in the regulatory scheme governing tribal gaming impacting our games and Native American customers, which could adversely affect revenues;

•	our ability to realize satisfactory returns on money lent to new and existing customers to develop or expand gaming facilities or to acquire gaming positions in gaming facilities;

•	slow growth in the establishment of new gaming jurisdictions, declines in the rate of replacement of existing gaming machines and ownership changes and consolidation in the casino industry;

•	legislation in states and other jurisdictions which may amend or repeal existing gaming legislation;

•	inability to protect or enforce our intellectual property;

•	future claims of litigation or intellectual property infringement or invalidity, and adverse outcomes of those claims;

•	the security and integrity of our systems and products;

•	the effect of natural events in the locations in which we or our customers, suppliers or regulators operate;

•	failure of our suppliers and contract manufacturers to meet our performance and quality standards or requirements could result in additional costs or loss of customers;

•	risks related to operations in foreign countries and outside of traditional U.S. jurisdictions;

•	foreign currency exchange rate fluctuations;

•	quarterly fluctuation of our business;

•	risks associated with, or arising out of, environmental, health and safety laws and regulations;

•	product defects which could damage our reputation and our results of operations;

•	legal and regulatory uncertainties of gaming markets, including, without limitation, the ability to enforce contractual rights on Native American land;

•	decreases in our revenue share percentage in our participation agreements with customers;

•	adverse local economic, regulatory or licensing changes in Oklahoma or Alabama, the states in which the majority of our revenue has been derived, or material decreases in our revenue with our two largest customers, which comprised approximately 25% of our gaming operations revenue for the year ended December 31, 2016;

•	failure to attract, retain and motivate key employees;

•	dependence on the protection of our intellectual property and proprietary information and our ability to license intellectual property from third parties;

•	certain restrictive open source licenses requiring us to make the source code of some of our products available to third parties and potentially granting third parties certain rights to the software;

•	reliance on hardware, software and games licensed from third parties, and on technology provided by third-party vendors;

•	dependence on our relationships with service providers;

•	improving internal controls over financial reporting;

•	ability to maintain current customers on favorable terms;

•	ability to enter new markets and potential new markets;

•	ability to capitalize on the expansion of internet or other forms of interactive gaming or other trends and changes in the gaming industries;

•	our social gaming business is largely dependent upon our relationships with key channels; and

•	other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors.”

These forward-looking statements reflect our views with respect to future events as of the date of this prospectus and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We expect to receive approximately $        million of net proceeds (based upon the assumed initial public offering price of $            per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering would increase (decrease) our net proceeds by approximately $        million.

We intend to use approximately $        million of the net proceeds from this offering to pay fees and expenses relating to this offering. The remaining net proceeds will be used for general corporate purposes.

DIVIDEND POLICY

We currently do not plan to declare cash dividends on shares of our common stock in the foreseeable future. We expect that we will retain all of our future earnings for use in the operation and expansion of our business. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, including our senior secured credit facilities and PIK notes, and any other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of restrictions on their ability to pay dividends to us under our senior secured credit facilities and PIK notes and under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2016, on:

•	an actual basis; and

•	an as adjusted basis to give effect to this offering and the application of the net proceeds of this offering as described under “Use of Proceeds.”

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial Data,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto.

	As of December 31, 2016
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$17,977	$

Debt:
Revolving credit facility(1)	$—	$
Term loan facility(1)	395,581
PIK notes	133,286
Seller Notes(2)	20,116		—
Equipment long-term note payable and capital leases	4,792
Equity:
Common stock at $0.01 par value; 30,000,100 shares authorized; 100 Class A Shares issued and outstanding at December 31, 2016, and 14,931,529 Class B Shares issued and outstanding at December 31, 2016	149
Additional paid-in capital	177,276
Accumulated other comprehensive income (loss)	(4,546)
Accumulated deficit	(156,451)
Total equity	16,428

Total capitalization	$570,203	$

(1)	The Company’s existing senior secured financing includes (i) a $420.0 million term loan facility with a maturity date of December 20, 2020 (the “term loan facility”) and (ii) a $40.0 million senior secured revolving credit facility with a maturity date of December 20, 2018, which includes a letter of credit sub-facility and a $5.0 million swingline loan sub-facility (the “revolving credit facility” and together with the term loan facility, the “senior secured credit facilities”). As of December 31, 2016, the Company did not have any letters of credit issued but undrawn under the senior secured credit facilities. The Company and all of its material wholly owned domestic subsidiaries, subject to certain exceptions, guarantee the senior secured credit facilities. The Company has pledged its capital stock and substantially all of its assets and those of each subsidiary guarantor, including capital stock of the subsidiary guarantors and 65% of the capital stock of the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. See “Description of Material Indebtedness—Senior Secured Credit Facilities” for a description of the senior secured credit facilities.
(2)	The Company’s Seller Notes includes (i) the two AGS Seller Notes, which at December 31, 2016 totaled $7.1 million, including capitalized interest of $1.6 million and (ii) the Amaya Seller Note, which at December 31, 2016 totaled $13.0 million, including capitalized interest of $1.0 million.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock as of December 31, 2016.

Our historical net tangible book value as of December 31, 2016 was $(467.5) million, or $(31.31) per share. Our historical net tangible book value represents the amount of our total tangible assets (total assets less goodwill and total intangible assets) less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding as of December 31, 2016.

Our pro forma net tangible book value (deficit) as of December 31, 2016 was $        million, or $            per share of our common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of December 31, 2016, after giving effect to the sale of              shares of common stock in this offering at the assumed initial public offering price of $            per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering.

The following table illustrates the dilution per share of our common stock, assuming the underwriters do not exercise their option to purchase additional shares of our common stock:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2016	$(31.31)
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share after this offering

Dilution in net tangible book value per share		$

Dilution is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share of common stock.

The following table summarizes, as of December 31, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $            per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $        million, $        million and $            per share, respectively.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be     %, and the percentage of shares of common stock held by new investors would be     %.

The foregoing tables and calculations are based on              shares of our common stock outstanding as of December 31, 2016, and except as otherwise indicated:

•	assumes the Reclassification has been consummated;

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering; and

•	does not reflect an additional shares of our common stock reserved for future grant under our new equity incentive plan, which we expect to adopt in connection with this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our selected consolidated financial and other data as of and for the periods indicated.

The selected consolidated statements of operations data for the fiscal years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2014, December 31, 2015 and December 31, 2016 are derived from our audited consolidated financial statements. Our historical audited results are not necessarily indicative of the results that should be expected in any future period.

The selected historical financial data presented below does not purport to project our financial position or results of operations for any future date or period and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Fiscal Year
(in thousands, except percentages and slot data)	2014	2015	2016
Consolidated Statements of Operations:
Gaming operations	$68,981	$117,013	$154,857
Equipment sales	3,159	6,279	11,949

Total revenues	72,140	123,292	166,806

Operating expenses
Cost of gaming operations	14,169	23,291	26,736
Cost of equipment sales	1,607	1,548	6,237
Selling, general and administrative	19,456	40,088	46,108
Research and development	4,856	14,376	21,346
Write downs and other charges	7,068	11,766	3,262
Depreciation and amortization	33,405	61,662	80,181

Total operating expenses	80,561	152,731	183,870

Loss from operations	(8,421)	(29,439)	(17,064)
Interest expense	17,235	41,642	59,963
Interest income	(42)	(82)	(57)
Other expense	573	3,635	7,404

Loss before income taxes	(26,187)	(74,634)	(84,374)
Income tax benefit (expense)	(2,189)	36,089	3,000
Net loss	$(28,376)	$(38,545)	$(81,374)

Key Performance Indicators:
Domestic installed base	8,735	13,139	13,953
International installed base	—	6,112	6,898

Total installed base	8,735	19,251	20,851

Domestic revenue per day	$21.23	$24.33	$24.81
International revenue per day	—	9.83	9.26

Total revenue per day	$21.23	$20.93	$19.83

EGM units sold	255	203	465
Average sales price	$9,497	$16,498	$14,897

	As of December 31,
	2014	2015	2016
Consolidated Balance Sheet Data:
Total assets	$256,152	$711,147	$634,092
Total liabilities(1)	192,396	610,610	617,664
Total stockholders’ equity	63,756	100,537	16,428

(1)	Total liabilities includes our outstanding borrowings under the term loan facility (as defined above), the revolving credit facility, the PIK notes and the Seller Notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial and Other Data.” The following discussion contains forward-looking statements that reflect our plans, estimates and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in the sections of this prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Executive Summary

Overview

We are a designer and supplier of gaming products and services for the gaming industry. The Company is a leader in the Class II Native American and Mexican gaming jurisdictions and has expanded its product lines to include Class III Native American, commercial and charity jurisdictions. We supply electronic gaming machines (“slot machines”), server-based systems and back-office systems that are used by casinos and various gaming locations. Over the past 18 months, the Company has significantly broadened and diversified its product portfolio through both organic development and strategic acquisitions. We launched a new table products division in mid-2014 to provide live felt table products to casino operators. Through the acquisition of Cadillac Jack in May 2015, we greatly expanded our games library and slot machine offerings. The Company also acquired online developer Gamingo Limited in June 2015, expanding its offerings to include interactive products such as social casino games, available to play on desktop and mobile devices.

As of December 31, 2016, we had 20,851 slot machine units installed under revenue sharing or fee per day agreements, approximately 10,500 of which are attributable to the inclusion of Cadillac Jack. The majority of our systems are used by Native American gaming operators in both Class II and Class III jurisdictions as well as commercial casinos in Mexico. We currently derive a substantial portion of our gaming revenues from lease agreements whereby we place slot machines and systems at a customer’s facility in return for either a daily fee or a share of the revenues that these machines and systems generate, which we refer to as “participation agreements” and as our “participation model.”

Business Outlook

During 2008 and 2009, and into 2010, the poor macro-economic environment had a negative impact on consumer discretionary spending. As a result, the U.S. gaming industry experienced its first ever year-over-year declines in gross gaming revenue in 2008 and 2009. While the recessionary pressures were felt in most markets, the core destination markets of the Las Vegas Strip and Atlantic City were among the hardest hit due to the negative effects of both the recession and increased regional competition, while other commercial markets and the Native American markets were not as adversely impacted. During 2010, we began to see improvements in regional commercial gaming jurisdictions, which have continued through 2016.

We believe the current economic environment presents multiple opportunities for our business. We believe the improving economy should lead to increases in consumer discretionary spending, which should in turn drive higher revenues in existing gaming locations. In addition, state budget deficits have ballooned and many states with fiscal difficulties are turning to gaming as a source of revenue enhancement, which we believe presents us with continued long-term growth opportunities.

We believe our participation model offers an attractive value proposition to casino and other facility operators; especially in the current economic environment. By leasing our gaming machines to customers, we enable our customers to introduce new games in their facilities with minimal cost and financial risk. In addition, our selective use of development agreements to secure incremental game placements under long-term contracts provides customers with additional capital to help expand their operations.

The following points should be noted as they relate to each of our segments:

Electronic Gaming Machines

•	Our EGM segment is primarily a lease model, and we expect to continue to realize the majority of our EGM revenues through leases in markets such as the United States, and Mexico, as well as other markets that make strategic sense.

•	We also expect growth in markets such as Latin America and the United States. In the current year, we have grown our footprint in Latin America and the United States and expect continued growth in these markets.

Table Products

•	The majority of our Table Products segment revenue is derived from royalties and leases primarily in the United States. We are constantly looking to expand our proprietary table product footprint through the acquisition or development of new games.

•	We also pursue opportunities to place Table Products in new properties and jurisdictions in the United States. In the past few years, several jurisdictions have either opened new casino properties or approved live table games, and we have seen placements of our table products in those new jurisdictions.

•	We intend to increase our Table Products content through development and acquisition of new proprietary titles. By increasing our footprint with new titles, we hope to increase our market penetration.

Interactive

•	Currently, our interactive social gaming revenue is generated from a high volume of consumers’ purchases of virtual coins which are used to play the games.

•	We expect to begin offering business to business (“B2B”) social casino products available to land-based casino customers.

•	We expect to devote substantial resources to the ongoing maintenance and development of our Interactive gaming segment.

Key Drivers of Our Business

Our revenues are impacted by the following key factors:

•	the amount of money spent by consumers on our domestic revenue share installed base;

•	the amount of the daily fee and selling price of our participation electronic gaming machines;

•	our revenue share percentage with customers;

•	the capital budgets of our customers;

•	the level of replacement of existing electronic gaming machines in existing casinos;

•	expansion of existing casinos;

•	development of new casinos;

•	opening of new gaming jurisdictions both in the United States and internationally;

•	our ability to obtain and maintain gaming licenses in various jurisdictions;

•	the relative competitiveness and popularity of our electronic gaming machines compared to competitive products offered in the same facilities; and

•	general macro-economic factors, including levels of and changes to consumer disposable income and personal consumption spending.

Our expenses are impacted by the following key factors:

•	fluctuations in the cost of labor relating to productivity;

•	overtime and training;

•	fluctuations in the price of components for gaming equipment;

•	fluctuations in energy prices;

•	changes in the cost of obtaining and maintaining gaming licenses; and

•	fluctuations in the level of maintenance expense required on gaming equipment.

Variations in our selling, general and administrative expenses, or SG&A, and research and development, or R&D are primarily due to changes in employment and salaries and related fringe benefits.

Acquisitions and Divestitures

C2 Gaming, LLC

On May 6, 2014, a wholly owned subsidiary of the Company entered into an agreement to purchase 100% of the equity of C2 Gaming, LLC (“C2 Gaming”) for $23.3 million in cash, subject to terms outlined in the Equity Purchase Agreement dated May 6, 2014 (“C2 Acquisition Agreement”). The acquisition was funded by an initial cash payment and an agreement to pay the sellers $9.0 million on the one-year anniversary of the closing of the acquisition, which was paid during the quarter ended June 30, 2015. The acquisition also included an amount of contingent consideration of $3.0 million that was payable upon the satisfaction of certain milestones, including the submission and approval of video slot platforms to various jurisdictions as outlined in the C2 Acquisition Agreement. During the year ended December 31, 2014, the Company paid $0.5 million of the contingent consideration. In May 2015, the C2 Acquisition Agreement was amended to reduce the remaining contingent consideration liability of $2.5 million to $2.1 million and to acknowledge that the milestones of the C2 Acquisition Agreement were satisfied. In July 2015, the Company paid $1.0 million of the contingent consideration, reducing the balance to $1.1 million, which was paid in January 2016.

Casino War Blackjack, Inc.

On July 1, 2014, a wholly owned subsidiary of the Company entered into an agreement to purchase 100% of the equity of War Blackjack for approximately $1.3 million in cash, subject to terms outlined in the Stock Purchase Agreement, dated July 1, 2014. The acquisition closed on July 18, 2014 and was funded by available cash on hand. War Blackjack is an innovative manufacturer and developer of table and electronic games based in Las Vegas, Nevada.

Cadillac Jack

On May 29, 2015, the Company acquired 100% of the equity of Amaya Americas Corporation (“Cadillac Jack”), a leading provider of Class II gaming machines for the North American tribal gaming market, with key regions of operation within Alabama, Mexico, and Wisconsin. The acquisition created growth opportunities in Class II and Class III jurisdictions and expanded the Company’s geographic footprint. The combined management teams are complementary and possess years of combined experience that is expected to allow us to effectively grow and improve our business.

The acquisition was funded primarily from cash proceeds of incremental borrowings on our existing term loans, the issuance of senior secured PIK notes and the issuance of additional common stock. The consideration also included a promissory note to the seller, Amaya Inc., for $12.0 million, as well as a contingent receivable that was recorded at its estimated fair value on the date of the acquisition. The contingent receivable is related to a clause in the stock purchase agreement allowing for a refund of up to $25.0 million if certain deactivated gaming machines in Mexico are not in operation by November 29, 2016. As of December 31, 2016, the estimated fair value of the contingent receivable is recorded in other long-term liabilities and it was resolved with Amaya, Inc. in the first quarter of 2017 through a partial reduction of the $12.0 million note. In the first quarter of 2017, the Company reached an agreement with Amaya, Inc. regarding the amount to be received and it was signed by both parties in March 2017.

Gamingo Limited

On June 15, 2015, the Company purchased 100% of the equity of Gamingo Limited (formerly known as “RocketPlay”, currently known as “AGSi”), a leading gaming company developing social casino titles for mobile devices. With primary offices in San Francisco and Tel Aviv, AGSi’s flagship product, Lucky Play Casino, gives players a casino-quality experience with EGMs, table products, tournaments, and live events. The total consideration of $8.8 million includes an estimated $5.0 million of contingent consideration that is payable based on the operating results of AGSi during a twelve-month measurement period that will end no later than December 2016. The amount of the contingent consideration recorded was estimated at the purchase date and is subject to change based on changes in the estimated operating results of AGSi and has been recorded in other long-term liabilities in the consolidated balance sheet. As of December 31, 2015 the recorded value of the contingent consideration was written off in full (included in write downs and other charges) based on the estimated fair value of AGSi on that date.

Intellectual Property Acquisitions

During the quarter ended September 30, 2015, the Company acquired certain intangible assets related to the purchase of table products and table product related intellectual property. Some of the acquisitions were accounted for as an acquisition of a business and the assets acquired and liabilities assumed were measured based on our estimates of their fair values at the acquisition dates. The total consideration of $10.0 million includes an estimated $1.5 million of contingent consideration that is payable periodically based on a percentage of product revenue earned on the related table products. The amount of the contingent consideration recorded was estimated at the purchase date and is subject to change based on changes in the estimated product revenue and has been recorded in other long-term liabilities in the consolidated balance sheet.

Results of Operations

Year Ended December 31, 2015 compared to the Year Ended December 31, 2016

The following tables set forth certain selected audited consolidated financial data for the periods indicated (in thousands, except key performance indicators):

	Year ended December 31,		$ Change	% Change
	2015	2016
Consolidated Statements of Operations:
Revenues
Gaming operations	$117,013	$154,857	$37,844	32.3%
Equipment sales	6,279	11,949	5,670	90.3%

Total revenues	123,292	166,806	43,514	35.3%

Operating expenses
Cost of gaming operations	23,291	26,736	3,445	14.8%
Cost of equipment sales	1,548	6,237	4,689	302.9%
Selling, general and administrative	40,088	46,108	6,020	15.0%
Research and development	14,376	21,346	6,970	48.5%
Write downs and other charges	11,766	3,262	(8,504)	(72.3)%
Depreciation and amortization	61,662	80,181	18,519	30.0%

Total operating expenses	152,731	183,870	31,139	20.4%

Loss from operations	(29,439)	(17,064)	12,375	(42.0)%
Other expense (income)
Interest expense	41,642	59,963	18,321	44.0%
Interest income	(82)	(57)	25	(30.5)%
Other expense (income)	3,635	7,404	3,769	103.7%

Loss before income taxes	(74,634)	(84,374)	(9,740)	13.1%
Income tax benefit (expense)	36,089	3,000	(33,089)	(91.7)%

Net loss	$(38,545)	$(81,374)	$(42,829)	111.1%

Revenues

Gaming Operations. The increase in gaming operations is attributable to the inclusion of Cadillac Jack and AGSi for the year ended December 31, 2016, compared to the prior year period. The inclusion of Cadillac Jack increased our EGM installed base by approximately 10,500 units. The remaining increase in revenues was driven by improved game performance and an increase in the installed base of our Big Red slot machine, which has historically been our best performing game as well as the addition of new product offerings. EGM revenue per day decreased in total, which is primarily attributable to the inclusion of Cadillac Jack’s Mexico installed base, which generates lower revenues per day than the Company’s historical installed base. Current period results have been negatively impacted by $3.6 million relating to foreign currency fluctuations compared to the prior year period.

Equipment Sales. The increase in equipment sales is due to the sale of 465 units in the year ended December 31, 2016, compared to 203 units in the prior year period. The increase in the number of units sold is primarily attributable to the success of our new ICON cabinet and our growth in the Class III market in which many customers prefer to buy rather than lease EGMs.

Operating Expenses

Cost of gaming operations. The increase is attributable to the inclusion of Cadillac Jack and AGSi for the year ended December 31, 2016, compared to the prior year period. As a percentage of gaming operations revenue, costs of gaming operations was 17.3% for the year ended December 31, 2016 compared to 20.0% for the prior year period due to improved game performance and benefits from cost synergies resulting from integration activities.

Cost of Equipment Sales. The increase in cost of equipment sales is attributable to the increase in EGM units sold. Cost of equipment sales as a percentage of sales increased compared to the prior year period, primarily due to the sale of older generation gaming machines in secondary markets. These gaming machines were previously leased to customers and sold at substantially lower average selling prices.

Selling, general and administrative. The increase in selling, general and administrative costs is primarily due to the inclusion of Cadillac Jack and AGSi for the year ended December 31, 2016, compared to the prior year period, offset by decreased professional fees related to prior year acquisitions. As a percentage of total revenues, selling, general and administrative expense decreased to 27.6% for the year ended December 31, 2016, compared to 32.5% for the prior year period due to benefits from cost synergies resulting from integration activities and increased revenues.

Research and development. The increase in research and development costs is primarily due to the inclusion of Cadillac Jack and AGSi compared to the prior year period. As a percentage of total revenues, research and development expense was 12.8% for year ended December 31, 2016, compared to 11.7% for the prior year period. The increase was due to the Company’s strategy to invest in the research and development of new game titles and EGM cabinets.

Write downs and other charges. During the year ended December 31, 2016, the Company recognized $3.3 million in write-downs and other charges, driven by a $3.3 million impairment of an intangible asset related to a customer contract that the Company expects will provide less benefit than originally estimated from the Cadillac Jack acquisition, write-down of long-lived assets of $2.0 million related to older generation gaming machines, and losses from the disposal of assets of $1.0 million. These charges were offset by a $3.0 million fair value adjustment to a contingent consideration receivable related to the Cadillac Jack acquisition.

During the year ended December 31, 2015, the Company recognized $11.8 million in write-downs and other charges primarily related to acquisition charges of $8.2 million. The Company also recognized an impairment to intangible assets of $3.4 million related to game titles and write-offs related to prepaid royalties of $1.3 million, losses from the disposal of assets of $1.3 million and the impairment of long-lived assets of $0.2 million, partially offset by net write downs of primarily contingent consideration $2.7 million that is described in Note 2 of our consolidated financial statements.

Depreciation and amortization. The increase in depreciation and amortization is primarily due to the inclusion of assets acquired from Cadillac Jack and AGSi, for the year ended December 31, 2016, compared to the prior year period.

Other Expense (Income), net

Interest expense. The increase is primarily attributed to the increase in the principal amounts outstanding under the senior secured credit facilities and senior secured PIK notes for the year ended December 31, 2016, compared to the amounts outstanding during the prior year period. The proceeds of the incremental term loans and PIK notes were used primarily to pay the consideration for the Cadillac Jack acquisition.

Other expense. The increase in other income was primarily due to the inclusion of Cadillac Jack and AGSi, for the year ended December 31, 2016, compared to the prior year period. The amount in the current year mainly relates to the change in the balance of the tax indemnification receivable recorded in connection with the acquisition of Cadillac Jack. To a lesser extent, the balance also includes the effect of foreign currency fluctuation on trade payables and receivables denominated in foreign currencies.

Income Taxes

The Company’s effective income tax rate for the year ended December 31, 2016, was a benefit of 3.6%. The difference between the federal statutory rate of 35% and the Company’s effective tax rate for the year ended December 31, 2016 was primarily due to changes in our valuation allowance on deferred tax assets. The Company’s effective income tax rate for the year ended December 31, 2015 was a benefit of 48.4%. The difference between the federal statutory rate of 35% and the Company’s effective tax rate for the year ended December 31, 2015 was primarily due to the income tax benefit recorded from the reversal of our valuation allowance on deferred tax assets as a result of the net deferred tax liabilities assumed in the Cadillac Jack acquisition.

Year Ended December 31, 2014 compared to the Combined Year Ended December 31, 2015

The following tables set forth certain selected audited consolidated financial data for the periods indicated (in thousands, except key performance indicators):

	Year ended December 31,		$	%
	2014	2015	Change	Change
Consolidated Statements of Operations:
Revenues
Gaming operations	$68,981	$117,013	$48,032	69.6%
Equipment sales	3,159	6,279	3,120	98.8%

Total revenues	72,140	123,292	51,152	70.9%

Operating expenses
Cost of gaming operations	14,169	23,291	9,122	64.4%
Cost of equipment sales	1,607	1,548	(59)	(3.7)%
Selling, general and administrative	19,456	40,088	20,632	106.0%
Research and development	4,856	14,376	9,520	196.0%
Write downs and other charges	7,068	11,766	4,698	66.5%
Depreciation and amortization	33,405	61,662	28,257	84.6%

Total operating expenses	80,561	152,731	72,170	89.6%

Loss from operations	(8,421)	(29,439)	(21,018)	(249.6)%
Other expense (income)
Interest expense	17,235	41,642	24,407	141.6%
Interest income	(42)	(82)	(40)	(95.2)%
Other expense (income)	573	3,635	3,062	534.4%

Loss before income taxes	(26,187)	(74,634)	(48,447)	(185.0)%
Income tax benefit (expense)	(2,189	36,089	38,278	1,748.7%

Net loss	$(28,376)	$(38,545)	$(10,169)	35.8%

Total Revenues

Gaming Operations. The increase in gaming operations is attributable to the inclusion of Cadillac Jack and AGSi for the year ended December 31, 2015, compared to the prior year period. The increase in the slot install base was primarily due to the inclusion of Cadillac Jack, increased our EGM installed base by approximately 10,500 units. The remaining increase in revenues was driven by improved game performance and a 150% increase in the installed base of our Big Red slot machine, which have historically been our best performing games. EGM revenue per day decreased in total, which is primarily attributable to the inclusion of the Cadillac Jack’s Mexico installed base at lower revenues per day than the Company’s historical installed base has returned.

Equipment Sales. The increase in equipment sales is primarily due to the sale of a nontransferable and nonexclusive licenses of certain licensed game content to a third party in 2015 for $2.2 million that was not present in 2014.

Operating Expenses

Cost of gaming operations. The inclusion of Cadillac Jack and AGSi increased the cost of gaming operations expenses by $8.5 million and $0.6 million, respectively, for the year ended December 31, 2015, compared to the prior year period.

Selling, general and administrative. The inclusion of Cadillac Jack and AGSi increased selling, general and administrative expenses by $9.3 million and $3.1 million, respectively, for the year ended December 31, 2015, compared to the prior year period. The remaining increase is primarily due to increases in professional fees of $3.7 million. The increase is also attributable to payroll and related expenses of $2.2 million driven by increased headcount for corporate operations and our new table products division, trade shows and marketing expenses increased $1.0 million driven by our new table products division and increases in rent expense of $0.6 million related to our new corporate headquarters in Las Vegas and our new facility in Oklahoma City.

Research and development. The increase in research and development costs was primarily due to the inclusion of Cadillac Jack and AGSi, which accounted for $8.9 million and $0.8 million of the increase, respectively, for the year ended December 31, 2015, compared to the prior year period, offset by decreased headcount.

Write downs and other charges. During the year ended December 31, 2015, the Company recognized $11.8 million in write-downs and other charges primarily related to acquisition charges of $8.2 million. The Company also recognized an impairment to intangible assets of $3.4 million related to game titles and write-offs related to prepaid royalties of $1.3 million, losses from the disposal of assets of $1.3 million and the impairment of long-lived assets of $0.2 million, partially offset by net write downs of primarily contingent consideration $2.7 million that is described in Note 2 of our consolidated financial statements.

During the year ended December 31, 2014, the Company recognized $7.1 million in write-downs and other charges primarily related to acquisition charges of $2.8 million, losses from the disposal of assets of $1.9 million, an impairment to intangible assets of $1.4 million and the impairment of long-lived assets of $0.8 million.

Depreciation and amortization. The increase in depreciation and amortization was primarily due to the inclusion of Cadillac Jack and AGSi, which accounted for $26.7 million and $1.0 million, respectively, for the year ended December 31, 2015, compared to the prior year period. The remaining increase was due to an increase in capital expenditures during 2014.

Other Expense (Income), net

Interest expense. The increase is primarily attributed to the increase in the principal amounts outstanding under the senior secured credit facilities and the issuance of senior secured PIK notes during the year ended December 31, 2015, compared to the prior year period. The proceeds of the incremental term loans and PIK notes were used primarily to pay the consideration for the Cadillac Jack acquisition.

Other expense. The increase in other expense was primarily due to the inclusion of Cadillac Jack, which accounted for $2.8 million for the year ended December 31, 2015, compared to the prior year period. The remaining increase was due to unfavorable changes in foreign currency exchange rates.

Income Taxes

The Company’s effective income tax rate for the year ended December 31, 2015, was a benefit of 48.4%. The difference between the federal statutory rate of 35% and the Company’s effective tax rate for the year ended

December 31, 2015, was primarily due to the income tax benefit recorded from the reversal of our valuation allowance on deferred tax assets as a result of the net deferred tax liabilities assumed in the Cadillac Jack acquisition. The Company’s effective income tax rate for the year ended December 31, 2014 was an expense of 8.4%. The difference between the federal statutory rate of 35% and the Company’s effective tax rate for the year ended December 31, 2014 was primarily due to valuation allowance considerations and amortization of indefinite life intangibles.

Segment Operating Results

In the fourth quarter of fiscal year 2016, the Company revised its business segment disclosures to report results by segment in accordance with the “management approach.” The management approach designates the internal reporting used by our chief operating decision maker, who is our Chief Executive Officer, for making decisions and assessing performance of our reportable segments.

See Note 1 to our audited financial statements contained elsewhere herein for a detailed discussion of our three segments. Each segment’s activities include the design, development, acquisition, manufacturing, marketing, distribution, installation and servicing of its product lines. We evaluate the performance of our operating segments based on revenues and segment adjusted EBITDA.

Segment revenues include leasing, licensing or selling of products within each reportable segment. We measure segment performance in terms of revenue, segment-specific adjusted EBITDA and unit placements. We believe that unit placements are an important gauge of segment performance for EGM’s and Table Products because it measures historical market placements of leased and sold units and provides insight into potential markets for next-generation products and service. We do not present a cumulative installed base, as previously sold units may no longer be in use by our customers or may have been replaced by other models or products. For our Interactive segment, we view the number of unique players and revenues provided by players on a daily or monthly basis.

The following tables provide reconciliations of segment financial information to our consolidated statement of operations. We have included revenues, operating expenses and other adjustments by segment which we believe are important to understanding the operating results of our segment:

	Year Ended December 31, 2016
	EGM	Table Products	Interactive	Total
Revenues
Gaming operations	$144,510	$2,622	$7,725	$154,857
Equipment sales	11,897	52	—	11,949

Total revenues	156,407	2,674	7,725	166,806

Cost of gaming operations(1)	23,195	1,277	2,264	26,736
Cost of equipment sales(1)	6,237	—	—	6,237
Selling, general and administrative	34,901	2,942	8,265	46,108
Research and development	17,951	1,722	1,673	21,346
Write downs and other charges	3,271	—	(9)	3,262
Depreciation and amortization	77,232	1,657	1,292	80,181

Total operating expenses	162,787	7,598	13,485	183,870

Write downs and other
Loss on disposal of long lived assets	978	—	—
Impairment of long lived assets	5,295	—	—
Fair value adjustments to contingent consideration and other items	(3,000)	—	—
Acquisition costs	(2)	—	(9)
Depreciation and amortization	77,232	1,657	1,292
Accretion of placement fees	4,702	—	—
Acquisitions & integration related costs including restructuring & severance(2)	5,107	554	(250)
Legal & litigation expenses including settlement payments(3)	545	1,020	—
New jurisdictions and regulatory licensing costs(4)	1,285	30	—
Non-cash charge on capitalized installation and delivery(5)	1,680	—	—
Non-cash charges and loss on disposition of assets(6)	2,478	—	—
Other adjustments(7)	1,809	—	—

Adjusted EBITDA	$91,729	$(1,663)	$(4,727)

(1)	Exclusive of depreciation and amortization.
(2)	Acquisitions & integration related costs primarily relate to costs incurred after the purchase of businesses, such as the purchase of Cadillac Jack and AGSi, to integrate operations and obtain costs synergies. Restructuring and severance costs primarily relate to costs incurred through the restructuring of the Company’s former operations in Toronto, Canada and other employee severance costs recognized in the periods presented.
(3)	Legal and litigation related costs consist of payments to law firms and settlements for matters that are outside the normal course of business. These costs related to litigation and matters that were not significant individually
(4)	New jurisdictions and regulatory licensing costs primarily relate to the costs the Company incurred to obtain licenses and develop products for new jurisdictions.
(5)	Non-cash charge on capitalized installation and delivery primarily include the costs to acquire contracts that are expensed over the estimated life of each contract.
(6)

Non-cash charges and loss on disposition of assets are primarily composed of the net book value of electronic gaming machines sold into secondary markets. These gaming machines were previously leased to customers and sold at substantially lower average selling prices. Additional non-cash inventory obsolescence charges are also included.
(7)	Other adjustments are primarily composed of professional fees incurred by the Company for projects, corporate and public filing compliance, contract cancellation fees, and other costs deemed to be non-recurring in nature.

	Year Ended December 31, 2015
	EGM	Table Products	Interactive	Total
Revenues
Gaming operations	$113,496	$1,514	$2,003	$117,013
Equipment sales	6,121	158	—	6,279

Total revenues	119,617	1,672	2,003	123,292

Cost of gaming operations(1)	21,872	803	616	23,291
Cost of equipment sales(1)	1,548	—	—	1,548
Selling, general and administrative	33,885	3,182	3,021	40,088
Research and development	13,040	524	812	14,376
Write downs and other charges	14,882	—	(3,116)	11,766
Depreciation and amortization	59,899	770	993	61,662

Total operating expenses	$145,126	$5,279	$2,326	$152,731

Write downs and other
Loss on disposal of long lived assets	$1,275	$—	$—
Impairment of long lived assets	4,993	—	—
Fair value adjustments to contingent consideration and other items	2,814	—	(5,481)
Acquisition costs	5,800	—	2,365
Depreciation and amortization	59,899	770	993
Accretion of placement fees(2)	496	—	—
Non-cash compensation(3)	4,911	—	—
Acquisitions & integration related costs including restructuring & severance(4)	7,818	—	—
Legal & litigation expenses including settlement payments(5)	481	1,435	—
New jurisdictions and regulatory licensing costs(6)	256	—	—
Non-cash charge on capitalized installation and delivery(7)	1,441	—	—
Non-cash charges and loss on disposition of assets(8)	234	—	—
Other adjustments(9)	1,358	—	(72)

Adjusted EBITDA	$66,267	$(1,402)	$(2,518)

(1)	Exclusive of depreciation and amortization.
(2)	Non-cash expense related to the accretion of contract rights under development agreements and placement fees.
(3)	Non-cash compensation includes expenses related to the value of stock options held by employees of Cadillac Jack. The stock options entitled the holder to purchase shares of Amaya Inc., the former global parent of Cadillac Jack, based on the holder’s continued employment at Cadillac Jack through the vesting date, which was November 29, 2015.
(4)	Acquisitions & integration related costs primarily relate to costs incurred after the purchase of businesses, such as the purchase of Cadillac Jack and AGSi, to integrate operations and obtain costs synergies. Restructuring and severance costs primarily relate to costs incurred through the restructuring of the Company’s former operations in Toronto, Canada and other employee severance costs recognized in the periods presented.

(5)	Legal and litigation related costs consist of payments to law firms and settlements for matters that are outside the normal course of business. These costs related to litigation and matters that were not significant individually.
(6)	New jurisdictions and regulatory licensing costs primarily relate to the costs the Company incurred to obtain licenses and develop products for new jurisdictions.
(7)	Non-cash charge on capitalized installation and delivery primarily include the costs to acquire contracts that are expensed over the estimated life of each contract.
(8)	Non-cash charges and loss on disposition of assets are primarily composed of the net book value of electronic gaming machines sold into secondary markets. These gaming machines were previously leased to customers and sold at substantially lower average selling prices. Additional non-cash inventory obsolescence charges are also included.
(9)	Other adjustments are primarily composed of professional fees incurred by the Company for projects, corporate and public filing compliance, contract cancellation fees, and other costs deemed to be non-recurring in nature.

	Year Ended December 31, 2014
	EGM	Table Products	Interactive	Total
Revenues
Gaming operations	$68,869	$112	$—	$68,981
Equipment sales	3,159	—	—	3,159

Total revenues	72,028	112	—	72,140

Cost of gaming operations(1)	14,153	16	—	14,169
Cost of equipment sales(1)	1,607	—	—	1,607
Selling, general and administrative	18,778	678	—	19,456
Research and development	4,299	557	—	4,856
Write downs and other charges	7,068	—	—	7,068
Depreciation and amortization	33,272	133	—	33,405

Total operating expenses	$79,177	$1,384	$—	$80,561

Write downs and other
Loss on disposal of long lived assets	$1,937	$—	$—
Impairment of long lived assets	2,327	—	—
Fair value adjustments to contingent consideration and other items	—	—	—
Acquisition costs	2,804	—	—
Depreciation and amortization	33,272	133	—
Accretion of placement fees(2)	58	—	—
Acquisitions & integration related costs including restructuring & severance(3)	3,069	513	—
Legal & litigation expenses including settlement payments(4)	167	283	—
New jurisdictions and regulatory licensing costs(5)	266	—	—
Non-cash charge on capitalized installation and delivery(6)	643	—	—
Non-cash charges and loss on disposition of assets(7)	561	—	—
Other adjustments(8)	2,597	—	—

Adjusted EBITDA	$40,552	$(343)	$—

(1)	Exclusive of depreciation and amortization.
(2)	Non-cash expense related to the accretion of contract rights under development agreements and placement fees.
(3)

Acquisitions & integration related costs primarily relate to costs incurred after the purchase of businesses, such as the purchase of Cadillac Jack and AGSi, to integrate operations and obtain costs synergies.

Restructuring and severance costs primarily relate to costs incurred through the restructuring of the Company’s former operations in Toronto, Canada and other employee severance costs recognized in the periods presented.
(4)	Legal and litigation related costs consist of payments to law firms and settlements for matters that are outside the normal course of business. These costs related to litigation and matters that were not significant individually.
(5)	New jurisdictions and regulatory licensing costs primarily relate to the costs the Company incurred to obtain licenses and develop products for new jurisdictions.
(6)	Non-cash charge on capitalized installation and delivery primarily include the costs to acquire contracts that are expensed over the estimated life of each contract.
(7)	Non-cash charges and loss on disposition of assets are primarily composed of the net book value of electronic gaming machines sold into secondary markets. These gaming machines were previously leased to customers and sold at substantially lower average selling prices. Additional non-cash inventory obsolescence charges are also included.
(8)	Other adjustments are primarily composed of professional fees incurred by the Company for projects, corporate and public filing compliance, contract cancellation fees, and other costs deemed to be non-recurring in nature.

Electronic Gaming Machines

Fiscal 2015 compared to Fiscal 2016

	Year ended December 31,		$	%
	2015	2016	Change	Change
EGM Segment Revenue:
Gaming operations	$113,496	$144,510	$31,014	27.3%
Equipment sales	6,121	11,897	5,776	94.4%

Total EGM revenues	$119,617	$156,407	$36,790	30.8%

EGM adjusted EBITDA	$66,267	$91,729	$25,462	38.4%

EGM unit information:
Domestic installed base, end of period	13,139	13,953	814	6.1%
International installed base, end of period	6,112	6,898	786	12.8%
Total installed base, end of period	19,251	20,851	1,600	8.3%

Domestic revenue per day	$24.33	$24.81	$0.48	1.9%
International revenue per day	$9.83	$9.26	$(0.57)	(5.8)%
Total revenue per day	$20.93	$19.83	$(1.10)	(5.3)%

EGM units sold	203	465	262	129.1%
Average sales price	$16,498	$14,897	$(1,601)	(9.7)%

Gaming Operations Revenue

The increase in EGM gaming operations revenue is attributable to the inclusion of Cadillac Jack for the entire year of 2016, compared to just seven months in the prior year period. The inclusion of Cadillac Jack, increased our EGM installed base by approximately 10,500 units. Year over year, our EGM installed base increased by over 1,600 units, which is primarily attributable to our new ICON cabinets as well as competitive game content. Additionally, we have generated revenue synergies through the optimization of our installed base by installing our newer and competitive game content on our EGMs.

Equipment Sales

The increase in equipment sales is primarily due to the sale of 465 units in the in 2016, compared to 203 units in the prior year period. Equipment sales also increased due to an increase in revenues from the sale of nontransferable and nonexclusive licenses of certain licensed game content to a third party for $4.3 million in 2016 compared to $2.2 million in 2015.

EGM Adjusted EBITDA

EGM adjusted EBITDA includes the revenues and operating expenses from the EGM segment adjusted for depreciation, amortization, write downs and other charges, accretion of placement fees, non-cash compensation, as well as other adjustments. The increase in EGM adjusted EBITDA is attributable to the inclusion of Cadillac Jack for the entire year of 2016, compared to just seven months in the prior year period. The inclusion of Cadillac Jack increased our revenues as discussed above, which was offset by related increases in our adjusted operating expenses. Since the acquisition of Cadillac Jack, we have implemented several integration-related initiatives and have realized synergies in revenues and operating expenses, which has also increased our EGM adjusted EBITDA. For more detail regarding EGM adjusted EBITDA, see Note 15 to our audited financial statements contained elsewhere herein.

Fiscal 2014 compared to Fiscal 2015

	Year ended December 31,		$	%
	2014	2015	Change	Change
EGM Segment Revenue:
Gaming operations	$68,869	$113,496	$44,627	64.8%
Equipment sales	3,159	6,121	2,962	93.8%

Total EGM revenues	$72,028	$119,617	$47,589	66.1%

EGM adjusted EBITDA	$40,552	$66,267	$25,715	63.4%

EGM unit information:
Domestic installed base, end of period	8,735	13,139	4,404	54.5%
International installed base, end of period	—	6,112	6,112	—%
Total installed base, end of period	8,735	19,251	10,516	120.4%

Domestic revenue per day	$21.23	$24.33	$3.1	14.6%
International revenue per day	$—	$9.83	$9.83	—%
Total revenue per day	$21.23	$20.93	$(0.30)	(1.4)%

EGM units sold	255	203	(52)	(20.4)%
Average sales price	$9,497	$16,498	$7,001	$16

Gaming Operations Revenue

The increase in EGM gaming operations revenue is attributable to the inclusion of Cadillac Jack for the seven months of 2015. The inclusion of Cadillac Jack increased our EGM installed base by approximately 10,500 units when it was purchased in May of 2015.

Equipment Sales

The increase in equipment sales is primarily due to the sale of a nontransferable and nonexclusive licenses of certain licensed game content to a third party in 2015 for $2.2 million that was not present in 2014.

EGM Adjusted EBITDA

EGM adjusted EBITDA includes the revenues and operating expenses from the EGM segment adjusted for depreciation, amortization, write downs and other charges, accretion of placement fees, non-cash compensation, as well as other costs. The increase in EGM adjusted EBITDA is attributable to the inclusion of Cadillac Jack after it was acquired in May 2015. The inclusion of Cadillac Jack increased our revenues as discussed above, which was offset by related increases in our adjusted operating expenses.

Table Products

Fiscal 2015 compared to Fiscal 2016

	Year ended December 31,		$	%
	2015	2016	Change	Change
Table Products Segment Revenue:
Gaming operations	$1,514	$2,622	$1,108	73.2%
Equipment sales	158	52	(106)	(67.1)%

Total Table Products revenues	$1,672	$2,674	$1,002	59.9%

Table Products adjusted EBITDA	$(1,402)	$(1,663)	$(261)	(18.6)%

Table Products unit information:
Table products installed base, end of period	815	1,500	685	84.0%
Average monthly lease price	$171	$149	$(22)	(12.9)%

Gaming Operations Revenue

The increase in tables gaming operations revenue is attributable to the increase in the table product installed base, which increased to 1,500 units at December 31, 2016 compared to 815 at December 31, 2015. Our side bets, and most notably Buster Blackjack, are the primary driver of the increase in the Table Products installed base year over year.

Table Products Adjusted EBITDA

Table Products adjusted EBITDA includes the revenues and operating expenses from the Table Products segment adjusted for depreciation, amortization, write downs and other charges, as well as other. The decrease in Table Products adjusted EBITDA is attributable to an increase in adjusted operating expenses that are the result of additional headcount in the sales, service, and research and development staff of this segment. During 2016, the Company has incurred development time and expenses related to our newly introduced card shuffler, “DEX.” The Table Products segment began its operations in mid-2014 and it has continued to grow through the addition of headcount and purchases of intellectual property from third parties. These increases in expenses were offset by the increase in gaming operations revenues discussed above. For more detail regarding Table Products adjusted EBITDA, see Note 15 to our audited financial statements contained elsewhere herein.

Fiscal 2014 compared to Fiscal 2015

	Year ended December 31,		$ Change	% Change
	2014	2015
Table Products Segment Revenue:
Gaming operations	$112	$1,514	$1,402	1,251.8%
Equipment sales	—	158	158	—%

Total table products revenues	$112	$1,672	$1,560	1,392.9%

Table products adjusted EBITDA	$(343)	$(1,402)	$(1,059)	(308.7)%

Table products unit information:
Table products install base, end of period	387	815	428	110.6%
Average monthly lease price	$24	$171	$147	612.5%

Gaming Operations Revenue

The increase in Table Products gaming operations revenue is attributable to the increase in the Table Products installed base, which increase to 815 units at December 31, 2015 compared to 387 at December 31, 2014.

Tables Games Adjusted EBITDA

Table Products adjusted EBITDA includes the revenues and operating expenses from the Table Products segment adjusted for depreciation, amortization, write downs and other charges, as well as other costs. The decrease in Table Products adjusted EBITDA is attributable to an increase in adjusted operating expenses that are the result of additional headcount in the sales, service, and research and development staff of this segment. The Table Products segment began its operations in mid-2014 and it has continued to grow through the addition of headcount and purchases of intellectual property from third parties. These increases in adjusted operating expenses were offset by the increase in gaming operations revenues discussed above.

Interactive

Fiscal 2015 compared to Fiscal 2016

	Year ended December 31,		$	%
	2015	2016	Change	Change
Interactive Segment Revenue:
Gaming operations	$2,003	$7,725	$5,722	285.7%

Total Interactive revenues	$2,003	$7,725	$5,722	285.7%

Interactive adjusted EBITDA	$(2,518)	$(4,727)	$(2,209)	(87.7)%

Interactive unit information:
Average MAU(1)	158,376	237,782	79,406	50.1%
Average DAU(2)	29,768	45,909	16,141	54.2%
ARPDAU(3)	$0.35	$0.46	$0.11	31.4%

Gaming Operations Revenue

The increase in interactive gaming operations revenue is attributable to the purchase of AGSi in June 2015. This segment was created through the purchase of AGSi and therefore had no operations prior to June 2015. Subsequent to the acquisition, gaming operations revenue has also grown due to the use of traditional EGM content in our Interactive social casino apps, such as Lucky Play Casino.

Interactive Adjusted EBITDA

Interactive adjusted EBITDA includes the revenues and operating expenses from the Interactive segment adjusted for depreciation, amortization, write downs and other charges, as well as other costs. The decrease in interactive adjusted EBITDA is attributable to an increase in adjusted operating expenses primarily driven from the inclusion of AGSi since its acquisition in June 2015. Most notably, user acquisition and marketing costs have increased year over year due to increased marketing efforts to attract active users of our apps. Adjusted operating expenses have also increased related to marketing and user acquisition related activities. These increases in adjusted operating expenses were offset by the increase in gaming operations revenues discussed above. For more detail regarding Interactive adjusted EBITDA, see Note 15 to our audited financial statements contained elsewhere herein.

Fiscal 2015 compared to Fiscal 2014

This segment was created through the purchase of AGSi and therefore had no operations prior to June 2015.

LIQUIDITY AND CAPITAL RESOURCES

We expect that primary ongoing liquidity requirements for the year ending December 31, 2017 will be for operating capital expenditures, working capital, debt servicing, game development and other customer acquisition activities. We expect to finance these liquidity requirements through a combination of cash on hand and cash flows from operating activities.

Part of our overall strategy includes consideration of expansion opportunities and acquisition and other strategic opportunities that may arise periodically. We may require additional funds in order to execute on such strategic growth, and may incur additional debt or issue additional equity to finance any such transactions. We cannot assure you that we will be able to obtain such debt or issue any such additional equity on acceptable terms or at all.

As of December 31, 2016, we had $18.0 million in cash and cash equivalents and $40.0 million available under our revolving credit facility. Based on our current business plan, we believe that our existing cash balances, cash generated from operations and availability under the revolving credit facility will be sufficient to meet our anticipated cash needs for at least the next twelve months. As of December 31, 2016, we are in compliance with the required covenants of our debt instruments, including the maximum net first lien leverage ratio. However, our future cash requirements could be higher than we currently expect as a result of various factors. Our ability to meet our liquidity needs could be adversely affected if we suffer adverse results of operations, or if we violate the covenants and restrictions to which we are subject under our debt instruments. Additionally, our ability to generate sufficient cash from our operating activities is subject to general economic, political, regulatory, financial, competitive and other factors beyond our control. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our existing credit facility in an amount sufficient to enable us to pay our service or repay our indebtedness or to fund our other liquidity needs, and we may be required to seek additional financing through credit facilities with other lenders or institutions or seek additional capital through private placements or public offerings of equity or debt securities.

Indebtedness

Senior Secured Credit Facilities

On December 20, 2013, the Company entered into our senior secured credit facilities, which consisted of $155.0 million in term loans and a $25.0 million revolving credit facility. On May 29, 2015, the Company entered into incremental facilities for $265.0 million in term loans and on June 1, 2015, the Company entered into an incremental agreement for an additional $15.0 million of incremental revolving commitments. The proceeds of the incremental term loans were used primarily to pay the consideration for the Cadillac Jack acquisition.

The term loans will mature on December 20, 2020, and the revolving credit facility will mature on December 20, 2018. The term loans require scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the term loans, with the balance due at maturity. Borrowings under the term loans bear interest at a rate equal to, at the Company’s option, either LIBOR or the base rate, subject to an interest rate floor plus an applicable margin rate. Borrowings under the revolving credit facility bear interest at a rate equal to, at the Company’s option, either LIBOR or the base rate plus an applicable margin rate. In addition, on a quarterly basis, the Company is required to pay each lender under the revolving credit facility a commitment fee in respect of any unused commitments thereunder at a rate of 0.50% per annum.

The senior secured credit facilities are guaranteed by AP Gaming Holdings, LLC, the AP Gaming I, LLC’s (the “Borrower”) material, wholly owned domestic subsidiaries (subject to certain exceptions), and are secured by a pledge by AP Gaming Holdings, LLC of the Borrower’s equity interest directly held by AP Gaming Holdings, LLC and a pledge of substantially all of the existing and future property and assets of the Borrower and the subsidiary guarantors, subject to certain exceptions. The senior secured credit facilities require that the Borrower maintain a maximum net first lien leverage ratio set at a maximum of 5.5 to 1. The senior secured credit facilities contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined. The senior secured credit facilities also contain customary events of default included in similar financing transactions, including, among others, failure to make payments when due, default under other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments. The Company was in compliance with the covenants of the senior secured credit facilities at December 31, 2016.

Senior Secured PIK Notes

On May 29, 2015, the Company entered into a note purchase agreement with AP Gaming Holdings, LLC, as subsidiary guarantor (the “Subsidiary Guarantor”), Deutsche Bank AG, London Branch, as purchaser (the “Purchaser”), and Deutsche Bank Trust Company Americas, as collateral agent. Pursuant to the agreement, the Company issued $115.0 million of its 11.25% senior secured PIK notes due 2021 (the “Notes”) at an issue price of 97% of the principal amount thereof to the Purchaser in a private placement exempt from registration under the Securities Act of 1933, as amended. The Notes are secured by the Company’s equity in its subsidiary AP Gaming, Inc., subject to certain limitations including those imposed by gaming laws, and are unconditionally guaranteed by the Subsidiary Guarantor.

Interest on the Notes accrue at a rate of 11.25% per annum. The Company may elect to pay interest due on the Notes in cash, by increasing the principal of the outstanding Notes or by issuing new Notes (“PIK interest”) for the entire amount of the interest payment or by paying interest partially in cash and partially in PIK interest. Interest on the Notes accrue from the date of issuance and are payable on the dates described in more detail in the agreement. The Notes will mature on May 28, 2021. The net proceeds of the Notes were used primarily to finance the Cadillac Jack acquisition.

The Notes contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined. The Notes also contains customary events of default included in similar transactions, including, among others, failure to make payments when due, acceleration of other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments. At December 31, 2016, the Notes totaled $133.3 million, which includes capitalized interest of $21.8 million.

Seller Notes

On December 20, 2013, the Company issued two promissory notes (the “AGS Seller Notes”) to AGS Holdings, LLC, in the amounts of $2.2 million and $3.3 million, to the previous owners of the Company’s primary operating company. At December 31, 2016, notes payable related to the AGS Seller Notes totaled $7.1 million, which includes capitalized interest of $1.6 million. The AGS Seller Notes accrue interest on the unpaid principal balance at 8.5% per annum and shall be payable semi-annually in arrears on June 30 and December 31, commencing on June 30, 2014. Any interest accrued and payable on any interest payment date will be paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of this AGS Seller Notes. All principal and interest under the AGS Seller Notes is due and payable on June 18, 2021, the maturity date. The Company may prepay from time to time all or any portion of the outstanding principal balance due under the AGS Seller Notes.

On May 29, 2015, the Company issued a promissory note to Amaya Inc. (the “Amaya Seller Note”) with an initial principal amount of $12.0 million to satisfy the conditions set forth in the stock purchase agreement for Cadillac Jack. The Amaya Seller Note accrues interest on the unpaid principal amount at 5.0% per annum and is payable semi-annually on June 30 and December 31 (and on May 29, 2023, the maturity date of the note), commencing on June 30, 2015. All interest accrued and payable on any interest payment date will be paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of the Amaya Seller Note. All principal under the note is due and payable on May 29, 2023. The Amaya Seller Note is required to be prepaid under certain circumstances described in more detail in the note agreement. The Company may prepay from time to time all or any portion of the outstanding principal balance due under the Amaya Seller Note. The Amaya Seller Note includes certain covenants and events of default that are customary for instruments of this type. At December 31, 2016, the Amaya Seller Note totaled $13.0 million, which includes capitalized interest of $1.0 million.

Equipment Long Term Note Payable and Capital Leases

The Company has entered into a financing agreement to purchase certain gaming devices, systems and related equipment and has entered into leases for servers and equipment that are accounted for as capital leases.

The following table summarizes our historical cash flows (in thousands):

	Year ended December 31,
	2014	2015	2016
Cash Flow Information:
Net cash provided by operating activities	$12,482	$9,403	$34,493
Net cash used in investing activities	(33,922)	(401,850)	(40,629)
Net cash used in by financing activities	9,860	417,547	(11,603)
Effect of exchange rates on cash and cash equivalents	518	(58)	(6)

Increase (decrease) in cash and cash equivalents	$(11,062)	$25,042	$(17,745)

Operating activities

The Company has historically produced a loss from operations, which is primarily due to the capital nature of the business and the resulting depreciation and amortization expense. For the year ended December 31, 2016, net cash provided by operating activities was $34.5 million compared to $9.4 million for the year ended December 31, 2015, representing an increase of $25.1 million. The increase is primarily due to an increase as a result of changes in net working capital and a $20.2 million increase in income from operating activities excluding non-cash expenses. In the prior year we incurred transaction related expenses for the Cadillac Jack and AGSi acquisitions.

For the year ended December 31, 2015, net cash provided by operating activities was $9.4 million compared to $12.5 million for the year ended December 31, 2014, representing a decrease of $3.1 million. The decrease is primarily due to an $10.5 million decrease in income from operating activities excluding non-cash expenses. The increased use of cash for operating activities in the period is primarily related to the transaction related expenses for the Cadillac Jack and AGSi acquisitions.

Investing activities

Net cash used in investing activities for the year ended December 31, 2016, was $40.6 million compared to $401.9 million for the year ended December 31, 2015, representing a decrease of $361.2 million. The decrease was primarily due to decreases in business acquisitions, net of cash acquired, purchases of intangible assets of $4.8 million offset by increases in the purchase of property and equipment of $17.6 million. In the prior year, we conducted two significant business acquisitions, as described in Note 2 to our audited financial statements contained elsewhere herein.

Net cash used in investing activities for the year ended December 31, 2015, was $401.9 million compared to $33.9 million for the year ended December 31, 2014, representing an increase of $367.9 million. The increase was primarily due to the acquisition of Cadillac Jack, AGSi and table products related IP for $374.3 million, net of cash acquired. Purchases of property and equipment increased by $5.5 million, which was partially offset by a decrease in the purchase of intangible assets of $3.2 million.

Financing activities

Net cash used in financing activities for the year ended December 31, 2016 was $11.6 million compared to cash provided by financing activities of $417.5 million for the year ended December 31, 2015. The decrease was primarily due to the decreases in proceeds from debt issuances of $369.4 million, proceeds from the issuance of common stock of $77.4 million, increases in the payment of placement fee obligations of $3.5 million offset by decreases in the net pay down of the revolving credit facility of $10.0 million and decreases in the payment for previous acquisition payments of $8.9 million. The funds received from the 2015 issuance of common stock were used, in addition to the proceeds from the issuance of long-term debt, to fund the business acquisitions we conducted in 2015.

Net cash provided by financing activities for the year ended December 31, 2015 increased $407.7 million to $417.5 million compared to $9.9 million for the same period in 2014. The increase was primarily due to the increase in the senior secured credit facilities of $265.0 million in incremental term loans entered into on May 29, 2015, the issuances of $115.0 million in senior secured PIK notes, cash provided by the issuance of common stock of $77.4 million, partially offset by a net pay down of the revolving credit facility of $10.0 million, payments for previous acquisition obligations of $10.0 million, $3.8 million paid in deferred financing costs associated with the issuance of new debt and payments on debt of $4.7 million.

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. Accordingly, we are required to make estimates incorporating judgments and assumptions we believe are reasonable based on our historical experience, contract terms, trends in our company and the industry as a whole, as well as information available from other outside sources. Our estimates affect amounts recorded in our consolidated financial statements and there can be no assurance that actual results will not differ from initial estimates. Changes in future economic conditions or other business circumstances may affect the outcomes of our estimates and assumptions. Our accounting policies are more fully described in Note 1 to the consolidated financial statements, Description of Business and Summary of Significant Accounting Policies.

We consider the following accounting policies to be the most important to understanding and evaluating our financial results. These policies require management to make subjective and complex judgments that are inherently uncertain or variable.

Management considers an accounting estimate to be critical if:

•	It requires assumptions to be made that were uncertain at the time the estimate was made, and

•	Changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated results of operation or financial condition.

Business Combinations

We apply the provisions of ASC 805, Business Combinations, in the accounting for acquisitions. It requires that we recognize separately from goodwill the assets acquired and the liabilities assumed, at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Significant estimates and assumptions are required to value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable. These estimates are inherently uncertain and subject to refinement and typically include the calculation of an appropriate discount rate (Assumption #1) and projection of the cash flows (Assumption #2) associated with each acquired asset. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. In addition, deferred tax assets, deferred tax liabilities, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date and any adjustments to its preliminary estimates are recorded to goodwill if identified within the measurement period. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

Assumptions/Approach used for Assumption #1: Fair value of identifiable tangible and intangible assets is based upon forecasted revenues and cash flows as well as the selected discount rate. In determining the appropriate discount rate, we incorporate assumptions regarding capital structure and return on equity and debt capital consistent with peer and industry companies.

Effect if Different Assumptions used for Assumption #1: Valuation of identifiable tangible and intangible assets requires judgment, including the selection of an appropriate discount rate. While we believe our estimates used to select an appropriate discount rate are reasonable, different assumptions could materially affect the measurement of fair value. If the selected discount rates are inaccurate for individual assets, the allocation of the purchase price, including the excess purchase price allocated to goodwill, may be inaccurate.

Assumptions/Approach used for Assumption #2: Fair value of identifiable tangible and intangible assets is based upon forecasted revenues and cash flows. In developing estimated cash flows, we incorporate assumptions regarding future performance, including estimations of revenues, costs, and capital expenditures.

Effect if Different Assumptions used for Assumption #2: Valuation of identifiable tangible and intangible assets requires judgment, including estimations of cash flows, and determinations of fair value. While we believe our estimates of future cash flows are reasonable, different assumptions could materially affect the measurement of fair value. If the estimated cash flows are inaccurate for individual assets, the allocation of the purchase price, including the excess purchase price allocated to goodwill, may be inaccurate.

Revenue Recognition

We evaluate the recognition of revenue based on the criteria set forth in the accounting guidance as more fully described in Note 1 to the consolidated financial statements, which contains a description of our revenue recognition policy for our revenue streams.

Judgment is often required to determine whether an arrangement consists of multiple deliverables, whether the delivered item has value to the customer on a standalone basis and, if applicable, management’s estimated selling price used to allocate the arrangement fee to each deliverable. The fair value of the undelivered elements is deferred and the remaining portion is allocated to the delivered item and is recognized as revenue. Such determination affects the timing of revenue recognition. We evaluate the primary use and functionality of each deliverable in determining whether a delivered item has standalone value and qualifies as a separate unit of accounting.

Judgment is required to determine whether there is sufficient history to prove assurance of collectability and whether pricing is fixed or determinable. Other factors considered include the nature of our customers, our historical collection experience with the specific customer, the terms of the arrangement and the nature of the product being sold. Our product sales contracts do not include specific performance, cancellation, termination or refund-type provisions.

Determining whether certain of our products are within the scope of software revenue recognition and whether the software and non-software elements of these products function together to deliver the essential functionality can require judgment. Our determination dictates whether general revenue recognition guidance or software revenue recognition guidance applies and could impact the timing of revenue recognition.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to our accounts and notes receivable deemed to have a high risk of collectability. We review our receivables on a monthly basis to determine if any receivables will potentially be uncollectible. We analyze historical collection trends and changes in our customers’ payment patterns, customer concentration and credit worthiness when evaluating the adequacy of our allowance for doubtful accounts (Assumption #1). A large percentage of receivables are with Native American tribes that have their reservations and gaming operations in Oklahoma and Alabama as well as customers in Mexico, and we have concentrations of credit risk with several tribes. We include any receivable balances that are determined to be uncollectible in our overall allowance for doubtful accounts. Changes in our assumptions or estimates reflecting the collectability of certain accounts could materially affect our allowance for both trade and notes receivable.

Assumptions/Approach used for Assumption #1: We estimate our allowance for doubtful accounts based on historical collection trends, changes in our customers’ payment patterns, customer concentration and credit worthiness.

Effect if Different Assumptions used for Assumption #1: Recording an allowance for doubtful accounts requires judgment. While we believe our estimates are reasonable, if actual cash collections fall below our expectations, we may need to record additional bad debt expense.

Inventories

Inventories consist primarily of parts and supplies that are used to repair and maintain machinery and equipment. Inventories are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out method for all components of inventory. We regularly review inventory quantities and update estimates for the net realizable value of inventories. This process includes examining the carrying values of parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of the inventories, the current and projected sales levels for such products (Assumption #1), the projected markets for such products and the costs required to sell the products, including refurbishment costs. Changes in the assumptions or estimation could materially affect the inventory carrying value.

Assumptions/Approach used for Assumption #1: Our estimates of net realizable value of inventory take into account projected usage including lease and sales levels that will utilize the existing inventory to assist in determining the net realizable value of the inventory at a balance sheet date. If inventory has no projected usage, it is written down to current market values (less costs to sell and dispose).

Effect if Different Assumptions used for Assumption #1: Although we believe our estimate of inventory usage are reasonable, different assumptions could materially affect the inventories net realizable value. If actual inventory usage is lower than our projections, additional inventory write-downs may be required.

Property and Equipment

The cost of property and equipment, consisting of gaming machines, file servers and other support equipment as well as leasehold improvements, office and other equipment, is depreciated over their estimated useful lives, using the straight-line method. Repairs and maintenance costs are expensed as incurred. We routinely evaluate the estimated lives used to depreciate assets (Assumption #1). Upon the occurrence of a triggering event, we measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future cash flows expected to be generated by the asset (Assumption #2). Our policy is to impair, when necessary, excess or obsolete gaming terminals on hand that we do not expect to be used. Impairment is based upon several factors, including estimated forecast of gaming terminal demand for placement into casinos.

Assumptions/Approach used for Assumption #1: The carrying value of the asset is determined based upon management’s assumptions as to the useful life of the asset, where the assets are depreciated over the estimated life on a straight line basis.

Effect if different assumptions used for Assumption #1: While we believe the useful lives that we use are reasonable, different assumptions could materially affect the carrying value of the assets, as well as the depreciation expense recorded.

Assumptions/Approach used for Assumption #2: When we identify a triggering event, we estimate cash flows directly associated with the use of the gaming equipment to test recoverability and remaining useful lives based upon forecasted product revenues and cash flows. In developing estimated cash flows, we incorporate assumptions regarding future performance, including estimations of win per day and estimated units. When the carrying amount exceeds the undiscounted cash flows expected to result from the use and eventual disposition of the asset, we then compare the carrying amount to its current fair value. We recognize an impairment loss if the carrying amount of the asset exceeds its fair value.

Effect if Different Assumptions used for Assumption #2: Impairment testing requires judgment, including estimates of cash flows, and determinations of fair value. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the measurement of useful lives, recoverability and fair value. If actual cash flows fall below initial forecasts, we may need to record additional amortization and/or impairment charges.

Valuation of Intangible Assets and Goodwill

We group our intangible assets at the lowest level for which there are identifiable cash flows The nature of our intangible assets is primarily described as follows:

•	Trade and brand names—intangible assets related to business and corporate trade names that were purchased in business acquisitions as well as the brand names of product franchise titles. This category includes both definite- and indefinite-lived intangible assets.

•	Customer relationships—intangible assets that represent primarily the value that has been assigned to customer relationships as a result of business acquisitions.

•	Contract rights under development and placement fees—intangible assets that relate to our purchase of the right to secure floor space from our customers under lease agreements for our gaming machines and to a lesser extent we record intangible assets from the discounts on development notes receivable loans that have been extended to customers at interest rates that are deemed below market in exchange for a fixed number of gaming terminal placements in the customer’s facility.

•

Gaming software and technology platforms—these intangible assets represent software development costs that are capitalized once technological feasibility has been established and are amortized when the software is placed into service. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made. This category also includes the game content libraries and technology platforms that were purchased as part of business acquisitions.

•	Intellectual property—these intangible assets represent the platform and titles acquired through business acquisitions and stand alone purchases of patents and related technology.

Definite-lived Intangible Asset Impairment

The Company reviews its definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These indicators can include the loss of a key customer or jurisdiction or cancellation of a specific product line where there is no alternative future use for the intangible asset.

When the estimated undiscounted cash flows are not sufficient to recover the intangible asset’s carrying amount, an impairment loss is measured to the extent the fair value of the asset is less than its carrying amount.

Indefinite-lived Intangible Asset Impairment

The “American Gaming Systems” trade name and related derivations such as “AGS” and “PlayAGS” have an indefinite useful life. We do not amortize the indefinite lived trade name, but instead test for possible impairment at least annually or when circumstances warrant. For the trade name and any other indefinite-lived intangible asset we can perform a qualitative assessment to determine if it is more likely than not that the fair value of the asset is less than its carrying amount. If we believe, as a result of our qualitative assessment, that it is more likely than not that the fair value of the asset is less than its carrying amount, a quantitative impairment test is required. The quantitative test compares the fair value of the asset to its carrying amount and any excess carrying amount over the fair value is recorded as an impairment loss.

Costs of Capitalized Computer Software

Internally developed gaming software represents our internal costs to develop gaming titles to utilize on our gaming terminals. Internally developed gaming software is stated at cost, which is amortized over the estimated useful lives of the software, using the straight-line method. Software development costs are capitalized once technological feasibility has been established and are amortized when the software is placed into service. Generally, the computer software we develop reaches technological feasibility when a working model of the computer software is available. After the product is complete and commercialized, any software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made. Software developments costs are amortized over the expected life of the title or group of titles, if applicable, to amortization expense.

On a quarterly basis, or more frequently if circumstances warrant, we compare the net book value of our internally developed computer software to the net realizable value on a title or group of titles basis. The net realizable value is determined based upon certain assumptions, including the expected future revenues and net cash flows of the gaming titles or group of gaming titles utilizing that software, if applicable (Assumption #1).

Assumptions/Approach used for Assumption #1: We estimate the revenues and net cash flows from our internally developed software intangible on a product by product basis to compare net book value to net realizable value. In developing estimated revenues and cash flows, we incorporate assumptions regarding future performance, including estimations of win per day and estimated units. When the carrying amount exceeds the net realizable value, the excess is written off.

Effect if Different Assumptions used for Assumption #1: Determining net realizable value requires judgment, including estimations of forecasted revenue and cash flows. While we believe our estimates of future revenues and cash flows are reasonable, different assumptions could materially affect the measurement of net realizable value.

Goodwill

The excess of the purchase price of entities that are considered to be purchases of businesses over the estimated fair value of the assets acquired and the liabilities assumed is recorded as goodwill. Goodwill is reviewed for possible impairment annually on October 1 or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable (Assumption #1). The Company has the option to begin with a qualitative assessment, commonly referred to as Step 0, to determine whether it is more-likely-than-not that the reporting units fair value is less than its carrying value. This qualitative assessment may include, but is not limited to, reviewing factors such as the general economic environment, industry and market conditions, changes in key assumptions used since the most recently performed valuation and overall financial performance of the reporting units. If the Company determines the reporting unit is not at risk of failing the qualitative assessment no impairment testing is required. If the Company determines that it is at risk of failing the qualitative assessment, the Company is required to perform an annual goodwill impairment test, and depending upon the results of that measurement, the recorded goodwill may be written down and charged to results from operations when its carrying amount exceeds its estimated fair value.

Assumptions/Approach used for Assumption #1: In the first step of the goodwill impairment test, we estimate the fair value of our reporting units and compare that to the carrying value. Fair value is based upon forecasted product revenues and cash flows. In developing estimated cash flows, we incorporate assumptions regarding future performance, including estimations of revenues, costs, and capital expenditures. When the carrying amount exceeds fair value, we then compare the carrying amount of goodwill to the implied fair value of goodwill. We recognize an impairment loss if the carrying amount exceeds the implied fair value.

Effect if Different Assumptions used for Assumption #1: Impairment testing requires judgment, including estimations of cash flows, and determinations of fair value. While we believe our estimates of future cash flows are reasonable, different assumptions could materially affect the measurement of fair value. If actual cash flows fall below initial forecasts, we may need to record additional impairment charges.

The Company performed an annual impairment test on each of its reporting units as of October 1, 2016. For the EGM and Table Product reporting units we began with a qualitative assessment, commonly referred to as “Step 0”, and determined it is not more likely than not that the EGM and Table Product reporting units’ fair value of goodwill are less than their carrying value. This qualitative assessment primarily relied on the significant amount of cushion determined in prior year quantitative analyses, favorable current forecasts compared to those used in the prior year analysis, the general economic environment and industry and market conditions.

For the Interactive reporting unit, which has a goodwill carrying value of $4.8 million, the Company performed a quantitative, or “Step 1” analysis. In performing the interim Step 1 goodwill impairment test for our Interactive reporting unit, we estimated the fair value of the Interactive reporting unit using an income approach that analyzed projected discounted cash flows. We used projections of revenues and operating costs with estimated growth rates during the forecast period, capital expenditures and cash flows that considered historical and estimated future results and general economic and market conditions, as well as the estimated impact of planned business and operational strategies. The estimates and assumptions used in the discounted cash flow analysis included a terminal year long-term growth rate of 4.0% and an overall discount rate of 15% based on our weighted average cost of capital for the Company and premiums for the small size of the reporting unit and forecast risk.

The Step 1 analysis determined that the Interactive reporting unit’s fair value was greater than its carrying value. The difference between the fair value and the carrying value (“excess fair value”) was approximately 22% of the carrying value. If the discount rate were increased to 16% the excess fair value would have been 9% of the carrying value. Some of the estimates and assumptions used by the Company are outside of the control of management. While we believe we have made reasonable estimates and assumptions to calculate the fair value of the Interactive reporting unit it is possible a material change could occur. If our actual results are not consistent with our estimates and assumptions used to calculate fair value, we may be required to perform the second step, which could result in an impairment to the Interactive reporting unit goodwill.

Income Taxes

We conduct business globally and are subject to income taxes in U.S. federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain income tax positions and income tax payment timing.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Taxes on income of our foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located. Future tax benefits are recognized to the extent that realization of those benefits is considered more likely than not and a valuation allowance is established for deferred tax assets which do not meet this threshold.

The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences, and the failure to fully realize such deferred tax assets could result in a higher tax provision in future periods.

We apply the accounting guidance to our uncertain tax positions and under the guidance, we may recognize a tax benefit from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized in the financial statements is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement.

We are required to make significant judgments when evaluating our uncertain tax positions and the related tax benefits. We believe our assumptions are reasonable; however, there is no guarantee that the final outcome of the related matters will not differ from the amounts reflected in our income tax provisions and accruals. We adjust our liability for uncertain tax positions based on changes in facts and circumstances such as the closing of a tax audit or changes in estimates. Our income tax provision may be impacted to the extent that the final outcome of these tax positions is different than the amounts recorded.

Contingencies

We assess our exposures to loss contingencies, including claims and legal proceedings, and accrue a liability if a potential loss is considered probable and the amount can be estimated. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, if the actual loss from a contingency differs from our estimate, there could be a material impact on our results of operations or financial position. Operating expenses, including legal fees, associated with contingencies are expensed when incurred.

Recently adopted accounting pronouncements

For a description of recently adopted accounting pronouncements, see Note 1 to the consolidated financial statements, Summary of Significant Accounting Policies, included elsewhere in this prospectus.

Recently issued accounting pronouncements not yet adopted

For a description of recently issued accounting pronouncements not yet adopted, see Note 1 to the consolidated financial statements, Summary of Significant Accounting Policies, included elsewhere in this prospectus.

Contractual Obligations

The following table contains information on our contractual obligations and commitments as of December 31, 2016 (in thousands):

	Payments Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Long term debt	$572,363	$6,536	$10,956	$541,873	$12,998
Interest payments	235,996	38,906	75,033	117,208	4,849
Operating leases	5,661	1,533	2,231	1,740	157
Other(1)	12,440	3,973	5,317	219	2,931

Total	$826,460	$50,948	$93,537	$661,040	$20,935

(1)	“Other” includes Wide Area Progressive jackpot liabilities, employee severances, contingent consideration to business combinations and placement fees payable described in the footnotes below.

$30.2 million of unrecognized tax benefits as of December 31, 2016 were not included in the table above. Due to the inherent uncertainty of the underlying tax positions, it is not practicable to assign this liability to any particular year.

Estimated interest payments on our debt as of December 31, 2016 are based on principal amounts outstanding, the stated interest rate as of December 31, 2016 and required principal payments through the maturity of the debt.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to certain market risks and uncertainties inherent in our operations. These market risks generally arise from transactions in the normal course of business. Our primary market risk exposures relate to interest rate risk and foreign currency exchange risks.

Interest Rates

Our primary exposure to market risk is interest rate risk associated with our long-term debt, which accrues interest at variable rates. Certain of our debt instruments accrue interest at LIBOR or the base rate, at our election, subject to an interest rate floor plus an applicable margin rate. In the normal course of business, we are exposed to fluctuations in interest rates as we seek debt and equity capital to sustain our operations. All of our interest rate sensitive financial instruments are held for purposes other than trading purposes. As of December 31, 2016, approximately 29% of our debt were fixed-rate instruments. As of December 31, 2016, the three month LIBOR rate was lower than 1%, with our term loans having a LIBOR floor of 1%, our variable debt is essentially at a fixed rate until the LIBOR rate exceeds 1%.

Foreign Currency Risk

We are exposed to foreign currency exchange rate risk that is inherent to our foreign operations. We currently transact business in Mexico using the local currency. Our settlement of inter-company trade balances requires the exchange of currencies, which results in exposure to foreign currency fluctuations. We expect that certain operations will continue to be denominated in foreign currencies. As such, we expect our cash flows and earnings to continue to be exposed to the risks that may arise from fluctuations in foreign currency exchange rates.

We derived approximately 10% of our revenue from sales to customers in Mexico. To date, we have not engaged in hedging activities intended to protect against foreign currency risk.

Jumpstart Our Business Startups Act of 2012 (JOBS Act)

In April 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable.

We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company” we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (United States) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation. We may remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue equals or exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an “emerging growth company” prior to the end of such five-year period.

INDUSTRY

The gaming industry is a large and dynamic worldwide marketplace, subject to extensive regulations. We operate primarily in the $85 billion North American gaming market, which is divided between the traditional commercial casino market, the Native American casino market, and the Canada Casinos & VLT market. According to Eilers & Krejcik Gaming, LLC Q4 2016 Slot Survey, as of December 31, 2016, the total base of installed EGMs in North America is approximately 975,000 units, with approximately 875,000 units in the U.S. alone. Looking forward, Eilers & Krejcik Gaming, LLC estimates moderate growth in the EGM installed base through 2019 in the North American gaming market. In the United States, Native American casinos represent a significant portion of the gaming market with over 360,000 EGMs and have traditionally been our main area of focus. As we have, however, penetrated new jurisdictions, Native American casinos have become a smaller part of our total revenues.

Native American gaming differs from the traditional commercial casino market in that it is regulated under the Indian Gaming Regulatory Act of 1988, which classifies legalized gaming into three categories: Class I, Class II, and Class III. Class I gaming includes traditional Native American social and ceremonial games and is regulated exclusively at the Native American tribe level. We do not compete in the Class I industry

Class II Market

Class II gaming includes bingo, electronic aids to bingo, and, if played at the same location where bingo is offered, pull-tabs and other games similar to bingo. Unlike Class III gaming, which requires a compact with the state, Native American tribes have the authority to operate an unlimited number of Class II games without executing a compact so long as the states permit bingo-style gaming. Class II games are an attractive option for Native American tribes because (i) revenue from Class II gaming is not shared with the state, (ii) there are no limits on the number of Class II gaming machines that may be operated in any one facility; and (iii) a strong Class II offering improves a tribe’s position when negotiating a Class III compact with the state.

The Native American Class II market consists of approximately 60,000 units, with AGS products representing nearly 20% of that market with approximately 10,400 units placed in over 140 facilities across 18 states. Given the relatively small market size relative to the broader U.S. gaming market, the Class II industry has historically not garnered the attention of larger gaming equipment manufacturers. We have been able to maintain our market share by partnering with our tribal customers to continually develop Class II content and introduce new titles to optimize their casino floors.

The three largest Class II U.S. markets are Oklahoma, California and Alabama, in which we currently have a 18%, 4% and 39% market share, respectively. Oklahoma, the second largest tribal market in the U.S., has continued to see rapid growth and expansion over the past several years. Since the signing of Oklahoma’s compact in 2004, which permitted Class III games, Oklahoma has expanded to over 70,000 EGMs in 2016. During this period, we increased our installed base of EGMs in Oklahoma from 2,685 to over 6,400 units.

We believe growth in our Class II markets will be driven by:

•	Yield Optimization—given the substantial footprint we maintain in the Class II markets, we believe there is substantial opportunity to continually increase RPD on existing machines with the introduction of new proprietary content which enhances profitability for both us and our customers.

•	Expansion—according to Eilers & Krejcik Gaming, LLC, the Class II market is expected to grow its installed base by 5% over the next three years. Given our experience catering to consumer and operator preferences in this market, we believe that AGS is well-positioned to continue growing its presence within the Class II gaming market and maintain its current market share as more units are installed.

•	Replacement—we believe we can continue to grow share as operator’s replace older, lower-performing competitive product with higher-performing AGS machines.

Class III and Commercial Markets

Class III gaming includes all other forms of gaming that are not included in either Class I or Class II, including our traditional gaming machines. Class III refers to both gaming machines in commercial markets and in tribes that have entered into a compact with the state to allow a specified amount of Class III machines.

According to Eilers & Krejcik Gaming, LLC, the Class III and commercial gaming markets generated approximately $65 billion in 2016, up $1.3 billion from 2015, and is expected to grow by over 20,000 units, or 3% over the next three years. Although gaming expansion will continue, the most significant driver is organic growth in gaming revenues. In 2016, 18 of 24 states with legalized gaming experienced EGM unit increases. While the causes behind the growth are different by market and demographics, the nationwide growth trend can be attributed to stronger consumer confidence, lower levels of unemployment, and more available disposable income. Currently, there are nearly 1,000 commercial casinos throughout the U.S. and Canada with approximately 800,000 Class III and commercial EGMs. AGS has approximately 4,100 Class III units placed in over 300 casinos, which represents less than 1% of the total U.S. and Canada Class III and commercial gaming markets.

Class III and commercial markets represent a large and essentially untapped, whitespace opportunity for us. We believe significant potential exists for us to further penetrate the Class III and commercial markets, driven by three main growth drivers:

•	Expansion—over the last four years, we have aggressively secured licenses in some of these key Class III and commercial markets. As a result of our investments, we have nearly doubled our addressable markets to nearly 640,000 EGMs, or 80% of the Class III and commercial markets in the U.S. and Canada.

•	Customer Sentiment Towards Smaller Suppliers—as a result of the recent consolidation that has taken place among gaming suppliers, we believe that operators are seeking more diversified floors and have demonstrated greater willingness to embrace smaller suppliers for diversity and for responsiveness to the operators’ service needs.

•	Replacement—over the last past few years, we have increased our share in the Class III market to nearly 4,100 units, which represents less than 1% of the total U.S. and Canada Class III and Commercial EGM market, driven mainly by our customers’ decisions to replace older, lower-performing competitive products with higher-performing AGS machines. With less than 1% of the market, we believe there is significant opportunity to continue growing our share as a result of our product’s performance.

Latin America

According to the PricewaterhouseCoopers Global Gaming Outlook, the Latin American gaming market was projected to grow at a CAGR of 8.1% from 2010-2015. With the acquisition of Cadillac Jack in 2015, we acquired a strong foothold in the Mexican gaming market, which was a $743 million revenue market as of 2015. The Mexico market has seen steady annual revenue growth since 2011 and has grown at a CAGR of approximately 3% from 2011-2015. The Mexico market consists of approximately 120,000 units—our approximate 6,900 units in nearly 200 facilities represent over 5% of that market.

We believe our growth in Latin America will be driven by:

•	Yield Optimization—we have recently optimized legacy units in Mexico with new high-performing game titles. This has driven greater performance numbers over the past 12 months, improving RPD by approximately 10%, when normalized for foreign exchange impact.

•	Replacement—in 2016, we grew our footprint in Mexico by over 775 units, which was driven largely by operators replacing lower performing competitive product with higher-performing AGS content. Our renewed focus on the Mexican market has helped improve customer existing relationships, as well as create new ones, which has introduced new replacement opportunities for us.

•	Expansion into Untapped Markets—we have recently begun exploring new market opportunities in Latin America, such as Panama and Brazil, and believe that we will have units in these markets over the next 12 months.

Brazil Market Potential

Considered one of the last major “frontiers” in gaming, Brazil potentially presents a significant opportunity for us. To date, Brazil only allows lotteries under the federal bank (Caixa Econômica Federal), as well as state lotteries, racing and tournament poker games. As a means to help raise government revenues, Bill no. 186/2014 was introduced in May 2015 proposing to expand the gambling market in Brazil. In December 2015, the bill passed the Senate’s Special Committee on National Economic Development. The bill would allow land-based casinos, online casino games, and more than, we believe, 550 bingo halls in major cities, among other things. Assuming the maximum number of bingo halls and casinos are built, we believe up to 650,000 gaming machines could be introduced in the country as a result.

Brazil represents a significant opportunity for us if the gaming bill should pass. We have made careful preparations and implemented a plan to be in a strong position to enter the market on day one. We have formed key strategic alliances on the ground, including partnering with Brazilian entrepreneur Marcus Fortunato, developer of one of the world’s leading video-bingo products. Our Brazilian team is currently developing a library of games specific to the Brazilian market, which includes both new bingo-centric titles and familiar classics. We have designed the new ALORA cabinet exclusively for the Brazilian market to ensure we’re poised to build a meaningful footprint as soon as the gaming market is legalized. We believe that the groundwork we’ve implemented and product roadmaps we’ve designed over the past twelve months position us as a viable, reputable supplier for the Brazilian gaming market. We currently have memorandums of understanding with nine potential gaming operators to place approximately 8,700 EGMs on participation agreements, which would represent only 1.3% of a market that we estimate to be at approximately 650,000 units.

Other Potential International Markets

Regulated gaming exists in many regions across the globe, presenting significant long-term opportunities for AGS given that our focus has predominantly been in North and Latin America. We believe over the next several years, we will gain entry into more international markets, including:

•	Europe—the EGM market in Europe is a mature market, but we believe that opportunity exists for European operators to replace older, less profitable product with our high-performing content.

•	Asia—the EGM market in Asia is growing, particularly in markets such as Macau, Philippines and Singapore. Given our popular Asian-themed games and bonuses, we believe our content would perform well in these markets.

•	Australia—there is a significant EGM market in Australia. According to Eilers & Krejcik Gaming, LLC, there is a stable annual replacement cycle of approximately 20,000 units. Many of our most popular, high-performing titles, such as our Golden Wins family of games, combine high-volatility game dynamics with Australian math models. For these reasons, we believe our content would perform well in the Australian market.

Table Products

According to Eilers & Krejcik Gaming, LLC, the total number of table games in North America is approximately 30,000 units. This includes public domain games, proprietary table games, poker room tables, and non-card based table games such as roulette, craps and sic bo. AGS has approximately 1,500 proprietary table games installed in North America, which represents approximately 5% of the total market.

We believe that there are three key market opportunities for us to grow our footprint in table products.

•	Proprietary Table Games Growth—the proprietary table game section of the casino has continued to steadily grow over the past 20 years. In 1997, we believe proprietary table games represented only 1%

of table games in North American casinos; today, that number has grown, on average, to anywhere between 18-30%. We believe that this portion of table games will continue to grow as proprietary table games have a higher hold percentage and thus are more profitable to casino operators than standard public domain titles.

•	Opportunity to Optimize Performance on Blackjack—with approximately 13,000 units, blackjack represents the greatest number of table games in North America. A growing trend over the past 10 years has been the introduction of side bets on blackjack tables to increase the overall hold of the game. We believe we have one of the industry’s most popular blackjack side bets in our table game library, Buster Blackjack. We have tripled the installed base of this side bet in only one year and anticipate further growth. With approximately 10% of blackjack tables upgraded with our side bets, we believe there is considerable opportunity for further penetration. Additionally, operators have recently increased the number of side bets and progressive bonuses on blackjack tables, adding two or even three side bets to appeal to various gambler preferences. This paradigm shift has given us the ability to gain real estate on blackjack tables that have a competitor’s side bet.

•	Penetration on Poker Tables—According to Eilers & Krejcik Gaming, LLC , there are roughly 7,400 poker tables in North America. We recently introduced the Dex S card shuffler specifically for poker tables. We believe a significant number of these tables do not have a card shuffler and are viable targets for Dex S. We also believe that—given the Dex S value proposition of being an economical, low-maintenance shuffling alternative—opportunity exists to convert some number of poker tables that are currently using a competitive shuffler product.

In addition to targeting North America, we believe we have the right kind of product mix to penetrate international markets such as Australia, Latin America, Europe and Asia.

Drivers of Customer Demand

Casino and other legal gaming operators continuously seek to increase their revenue growth and profitability. The importance of gaming machine revenue to a casino operator’s profitability has created demand for gaming machines that have the ability to generate superior daily net win. Casino operators also seek ways to appeal to various player preferences by offering table products such as blackjack, poker, roulette and derivatives of these games. In addition to both EGM and table products, operators also seek efficiency-enhancing products that help increase productivity and security on their floors, such as card shufflers. As a result, gaming equipment manufacturers have increasingly focused on enhancing the overall entertainment value and appeal of games and gaming machines, which drives the demand for the replacement of older games and gaming machines. We believe that earnings performance of our products is the primary driver of customer demand.

Demand for our products and services is also driven by:

•	The replacement cycle of gaming machines at existing casinos;

•	Casino expansions and new casino openings;

•	Opening of new gaming jurisdictions;

•	Expansion of our product line and introduction of new technologies;

•	Entering new distribution channels and markets not previously served; and

•	Our reputation, reliability and after-sales service support.

BUSINESS

AP Gaming Holdco, Inc. is a leading designer and supplier of gaming products and services for the gaming industry. The Company is a leader in the Class II Native American and Mexican gaming jurisdictions and has expanded its product lines to include Class III Native American, commercial and charity jurisdictions. We supply electronic gaming machines (“slot machines”), server-based systems and back-office systems that are used by casinos and various gaming locations. Over the past 18 months, the Company has significantly broadened and diversified its product portfolio through both organic development and strategic acquisitions. We launched a new table products division in mid-2014 to provide live felt table products to casino operators. Through the acquisition of Cadillac Jack (defined above) on May 29, 2015, we greatly expanded our games library and slot machine offerings. The Company also acquired online developer Gamingo Limited in June 2015, expanding its offerings to include interactive products such as social casino games, available on desktop and mobile devices.

We are a Delaware corporation that was formed in August 2013 to acquire, through an indirect wholly owned subsidiary of the Company, 100% of the equity in AGS Capital, LLC (“AGS Capital”, “Predecessor”) from AGS Holdings, LLC (“AGS Holdings”). AGS Capital was a supplier of EGMs (defined below) primarily to Class II Native American gaming jurisdictions.

Products

We provide our casino customers with high-performing Class II and Class III EGMs for the Tribal and commercial gaming markets, approximately 25 unique table products offerings, ancillary table products equipment, systems software, computer hardware, signage and other equipment for operation within their gaming facilities. We also offer a vast library of casino-themed social and mobile games as well as business to business social casino products available to land-based casino customers.

Electronic Gaming Machine Offerings

We design cabinets for comfort, functionality and serviceability. We design all of our cabinets (our core cabinet ICON, our newly introduced premium cabinet Orion, and our specialty cabinet Big Red/Colossal Diamonds) with the intention of capturing the attention of players on casino floors while aiming to maximize operator profits. Below are a few of our more significant cabinets:

   Our ICON cabinet offers modern design with seamless integration of light and sound, ergonomic design, and stunning visual effects to complement our premium game content and play mechanics. The ICON is equipped with two flush mounted 23” HD LCDs, integrated sound system, and two subtle light panels surround the LCD monitors and react to on-screen events, enhancing game features, building anticipation, celebrating big wins, and highlighting bonus events. The ICON has served as our “workhorse” throughout 2016, serving as the single biggest growth driver for our business due to its reliability and deep portfolio of games available. The ICON has helped us build success stories in new markets, and we expect to build even more momentum in 2017 due to its proven performance. We currently have approximately 900 ICON cabinets installed on a recurring revenue basis.

   Our Orion cabinet is a premium cabinet focused on performance, flexibility, and style. Engineered for multiple configurations, this cabinet powered by a common platform, available in Class II and Class III, and benefits from easy servicing. Powered by our Atlas operating platform, Orion’s self-contained logic and use of a common platform eliminate the need for multiple servers. Full-color LED lights surround Orion’s 42” HD LCD touchscreen monitor, capable of changing colors and patterns on each machine or across entire banks in a manner that corresponds to each feature within the game. We unveiled Orion at the Global Gaming Expo in late 2016 to positive customer feedback. We believe our Orion cabinet will help us build momentum in Class III and newly addressable markets, and will be a material driver of our equipment sales business.

   Big Red is a premium, specialty cabinet focused on simple, classic gameplay. At 8’ tall and 8’ wide, its massive size and bright red color commands attention on the casino floor and creates a community-style gaming experience. Currently available with our top-performing game title Colossal Diamonds, Big Red is engineered for both Class II and Class III formats. With one of the highest returns on invested capital in the slot business, Big Red has consistently been listed as one of the top-ten performing premium leased games in the Eilers & Krejcik Gaming, LLC Quarterly Slot Survey. Strategic engineering advancements are currently underway that will allow progressive capabilities and signage features to maximize game play in Colossal Diamonds, as well as support new game titles under development. We currently have approximately 250 Big Red cabinets installed on a recurring revenue basis.

   Our legacy Halo cabinet offers competitive Class II hardware to enhance the player experience with vivid graphics and lighting. It’s equipped with two 22” wide-screen, hi-resolution LCDs. Designed for easy servicing and aesthetic appeal, Halo also complements our Core game title library by allowing us to easily convert high-performing game titles built for Premium cabinets onto Halo’s legacy hardware. This flexibility allows us to stabilize and grow the existing footprint in key Class II markets, such as Mexico, Oklahoma, and California, and provides substantial opportunities for future hardware replacements while still allowing customers to offer our top-performing titles. We currently have approximately 1,600 Halo cabinets installed on a recurring revenue basis.

We have strategically shifted our focus to create new internal content and leverage our Atlas operating platform, obtained through the Cadillac Jack Acquisition, as a conduit for our current and future products. Currently, our ICON and Orion cabinets run on the Atlas operating platform. We will continue porting our legacy games onto the Atlas platform, enhancing both our Class II and III offerings. We expect internally-generated content to be a larger source of our installed base going forward.

We categorize our electronic gaming machine titles into two main groups: “Core” and “Premium and Specialty”. Our Atlanta game development studio is responsible for creating Core video slot content as well as new hardware designs and concepts. Our Las Vegas development team focuses primarily on Premium and

Specialty games. Our Core titles have a proven track record of success and are targeted at maintaining and growing our current installed base. Our Premium titles include unique and niche titles that provide a distinctive player experience and are targeted at increasing floor space in both existing and new jurisdictions. Specialty titles describe our jumbo games, such as Colossal Diamonds, and games made specifically for high-limit winnings. In total, our development teams have the capabilities to produce approximately 50 games per year. We believe this strategy of producing diversified content will allow us to maintain and grow our market leadership within our current Class II base, as well as expand into Class III casinos in other key jurisdictions.

   Our Core titles, offered on our ICON and Halo cabinets, include Jade Wins, Golden Wins, White Buffalo Dreamcatcher, Shadow Fox Dreamcatcher, Gold Dragon Red Dragon, Buffalo Jackpots, Longhorn Jackpots, and the So Hot family of games, which are some of the top-performing Class II games in the market today. These titles have historically been the highest-gross earners in our product portfolio and, as of December 31, 2016, represented the majority of our total revenue. We design our Core titles to provide a universal appeal to players while helping to maximize our customer’s operations.

   Our Premium and Specialty titles, offered on ICON, Orion and Big Red, include an assortment of compelling features that maximize the capabilities of their hardware. Top-performing titles include Colossal Diamonds, Wolf Queen, Fu Nan Fu Nu, and Fire Wolf II. These titles are premium in nature because they include dynamic play mechanics such as Pick ‘em Progressives, Must-Hit-By Progressives, Streaming Stacks, Reel Surges, Free Spin Bonuses, and much more. Their main game features are wrapped inside crisp graphics and sounds that maximize the hardware’s capabilities to provide universal player appeal that helps optimize our customer’s operations.

Table Products

From proprietary, premium games to a variety of side-bets, our table products segment provides casino operators ways to increase profitability and for players to enjoy more excitement and variety. This segment is based on recurring, leased revenue with a high profit margin. We have acquired several popular brands in both categories, including In-Bet, Buster Blackjack, and Criss Cross Poker, which are based on traditional well-known public domain games such as blackjack and poker; however, these games provide intriguing betting options that offer more excitement and greater volatility to the player, ultimately enhancing our casino customers’ profitability. As of December 31, 2016, and within the first two years of our segment introduction, we had placed over 1,500 table products domestically and internationally.

   Our premium game titles include Chase the Flush, Criss Cross Poker, Mega Blackjack, and Five Card PurSUIT, among others. This segment of the table product business provides an area for growth and expansion in the marketplace, as the industry’s revenues are currently dominated by a single competitor, and we have recently expanded our sales efforts to cover greater territory. The game mechanics of our premium titles take classic public domain games and offer a twist on game play that increases volatility while simultaneously increasing hold for operators. This means players experience larger wins, which keeps them engaged in the games for longer periods of time, and operators experience potential incremental revenue.

   As one of the fastest growing bonus bets in the world, Buster Blackjack headlines our Side Bets product category, tripling its install base in less than 12 months. Most recently, Buster Blackjack has been installed in Australia at the Crown Melbourne Casino. In addition to Buster Blackjack, we have other top-performing side-bet games such as War Blackjack, In-Bet, Push Your Luck, and Deuces Wild. These bonus bets include a mix of pre- and post-bet mechanics, a growing trend in the table products space. These pre- and post-bets make it easier for both dealers and players to understand and do not interrupt or slow down basic game play, meaning more hands per hour and a potential increase in hold.

As one of the newer areas of our Table Products business, our equipment offerings are ancillary to table games, such as card shufflers and table signage, and provide casino operators a greater variety of choice in the marketplace. This product segment includes our highly-anticipated single-card shuffler, Dex S, as well as our Baccarat Signage solution and Roulette Readerboard. We believe this area of the business holds many opportunities for growth, as the technology currently installed in the signage and readerboard areas are in a replacement cycle.

   In September 2015, we announced the acquisition of critical card shuffler intellectual property and technology. The Dex S card shuffler is a byproduct of this acquisition. A single-deck, commercial-grade shuffler featuring a streamlined design with less moving parts, Dex S is exceptionally functional and economical. It shuffles a single deck of cards in less than 45 seconds and requires much less servicing than traditional shufflers for increased up-time and efficiency. We believe that casino operators do not currently have an alternative in the marketplace if they wish to purchase a shuffler; therefore, we believe Dex S could be a potential growth driver in 2017 and beyond.

   We offer casinos alternative ways to increase play and attract players’ attention with our Baccarat Display and Roulette Readerboard solutions. The purpose of these products is to show trends, results, and statistics to help drive more play at baccarat and roulette wheels. They offer double-sided, high-definition systems that allow operators to customize the screens, including min/max limits, fonts, colors, and more. As these products are for table games offering baccarat and roulette, this area of our business offers growth potential as operators search for new options to replace their outdated technology.

After acquiring intellectual property around progressive bonusing systems, our Table Products segment has taken the base systems and heavily expanded on it to now offer customers a bonusing solution for casino operators. We believe progressive bonusing on table products is a growing trend with substantial growth opportunities. We continue to develop and expand our core system to offer new and exciting bonusing and progressive products for the marketplace.

   Bonus Spin is a first-of-its kind wheel-based table products progressive solution that uses built-in, light-up bet sensors, a tablet-style dealer interface, and a progressive engine that’s fully customizable. Operators can offer anything from a progressive top prize, a fixed top prize, or an experience-based prize as the top award. Sophisticated 3D graphics and a double-sided display draw players into the game and show prizes, results, and bet limits. By adding Bonus Spin to any of their table products, we believe operators can instantly be more effective at marketing their games by offering customizable prizes that target specific player segments, resulting in more player excitement, interaction, and a potential increase in revenues and visits. In addition, Bonus Spin can be easily added to any of our table products, providing substantial growth opportunities.

Interactive Social Casino Products

   Our B2C Social games operate on a free to play model, whereby game players may collect virtual currency or other virtual consumable goods (collectively referred to as “virtual goods” or “virtual currency”) free of charge, through the passage of time or through targeted marketing promotions. Additionally, players have the ability to send free “gifts” of virtual goods to their friends through interactions with certain social platforms. If a game player wishes to obtain virtual goods above and beyond the level of free virtual goods available to that player, the player may purchase additional virtual goods. Once obtained, virtual currency (either free or purchased) cannot be redeemed for cash nor exchanged for anything other than game play.

We design our portfolio of B2C games to appeal to the interests of the broad group of people who like to play casino-themed social and mobile games. Our B2C games leverage the global connectivity and distribution of Facebook, as well as mobile platforms such as the Apple App Store and Google Play Store.

Our B2C Social games consist of our mobile apps, Lucky Play Casino, Wild Vegas Casino, Buffalo Jackpot Casino, and Vegas Fever. The apps contain numerous AGS game titles available for consumers to play for fun or with chips they purchase in the app. Some of our most popular social games include content that is also popular in land-based settings such as Fire Wolf, Gold Dragon Red Dragon, Legend of the White Buffalo, Royal Reels, Colossal Diamonds, So Hot, Monkey in the Bank, and many more.

   We offer two distinct B2B social casino products available to land-based casino customers. The first product is Social White Label Casino (“Social WLC”), a white label version of Lucky Play Casino that contains the same slot games, meta game features and promotional capabilities branded with the casino customer’s brand and style. While we will not directly launch any new B2C Social casino apps in 2017, we anticipate launching multiple Social WLC apps on behalf of our casino customers. The second product is Social RGS, a remote gaming server specifically used to provide AGS slot game content to casino customers using either their own or a third-party’s social casino solution.

Competitive Strengths

We have grown our revenue and adjusted EBITDA by consistently adding to the unique and differentiated product offerings we offer to our players and casino operators and maintaining a sharp focus on customer service. We have a track record of completing and integrating acquisitions, expanding our product lines, and developing new content and gaming products to meet the needs of our customers. We believe that these facts differentiate us from our competition and, along with the following competitive strengths, have provided our foundation for our position as a leading designer and supplier of diverse products and services for the gaming industry.

High Margin, Recurring Revenue Model with Attractive Payback Periods on New Capital Deployed
Our business generates over 90% of its revenue from recurring sources with gross margins, in fiscal 2016, in excess of 80% and EGM adjusted EBITDA margins, in fiscal 2016, of 59%, which we believe to be one of the highest in the industry. As a result, we have a solid, predictable foundation for future growth and we are less subject to extreme volatility in our financial results each quarter. Our high margin, contracted recurring revenue demonstrates the strong performance and longevity of our game titles and long-term relationships with our key customers. The cash flow generated from our recurring revenue sources has provided us with a stable source of capital to grow our footprint both domestically and internationally. Given the high margin, recurring revenue nature of new EGMs installed, we are able to recognize payback periods of approximately 12 months on new capital spent for new machines deployed into the field.

Growing Share for Non-Big-4 Suppliers

The gaming equipment industry consolidation over the last four years turned large gaming suppliers into conglomerates, eliminating many of the smaller gaming companies and shrinking the overall number of suppliers, creating the “Big-4” gaming suppliers, which we consider to be IGT, Scientific Games, Konami, and Aristocrat. Many casino customers have expressed that they do not want to be beholden to only one or two suppliers and instead prefer diversity in their floor mix and allocation. Over the past 18 months, we have experienced a greater willingness from casino operators to try products from smaller gaming suppliers; in fact, we have seen that many operators pursue supplier diversity for their floors. Casino operators have demonstrated willingness to sample new products from smaller suppliers and appreciate the effort and commitment many of these smaller suppliers, such as us, have put forth to try to secure floor space. In fact, according to Eilers & Krejcik Gaming, LLC Q4 2016 Slot Survey, Non-Big-4 vendors received a 16% ship share for the fourth quarter of 2016, up from 14% the prior year, exemplifying this growing trend. Additionally, as a result of the substantial consolidation, we believe the larger suppliers have focused on integrating their systems and realizing cost savings, causing disruptions to their technical and customer service departments. Recognizing from our experience and observations that responsive service and product reliability have become important components of the value proposition to the casino operator, we have made it a priority to differentiate ourselves from the competition by making customer-centricity a key strategic focus of our culture. We believe the market’s willingness to diversify their floor with attentive, customer-centric suppliers differentiates us from the competition. In fact, according to Eilers & Krejcik Gaming, LLC Q4 2016 Slot Survey, operators expect that their forward purchases of our products will be up to three times higher than they were in 2016.

Broad and Diverse Casino Supply Product Portfolio
We offer a wide variety of content and technology in our three product segments and aim to be a “one-stop shop” for our customers for all of their gaming supply needs. We have a deep content library in slot machines that appeal to a vast array of gambler preferences. We have recently expanded our slot machine cabinet offerings to include more variety, cutting-edge premium products, such as Orion, and unique formats that stand out on the casino floor, such as Big Red. For table products, we have diversified content that spans poker, blackjack, and roulette derivatives, as well as bonusing enhancements that offer new and exciting gaming experiences. Our table products are not just limited to games; we also offer a variety of ancillary equipment designed to create greater efficiency for our customers, such as our new Dex S single-deck shuffler. Further, our B2C Social games include online versions of our popular EGM game titles and are accessible to players worldwide on multiple mobile platforms, which we believe leads to establishing brand recognition and cross selling opportunities.

Industry-Leading R&D Teams
Our R&D teams have demonstrated industry leadership by creating several top-performing hits. Our Golden Wins family of slot machine games most recently achieved the number one spot for top-performing casino-owned games in the fourth quarter of 2016, according to the Eilers & Krejcik Gaming, LLC Slot Survey. Performing at approximately 1.6x the house average, our Golden Wins games achieved the top spot of game performance, even out-performing games from the “big 4” suppliers. Colossal Diamonds on our Big Red cabinet has enjoyed many consecutive quarters as a top ten premium leased game, consistently achieving over 2x the house average. In addition to having an R&D studio in Las Vegas, our primary design and hardware studios are based in Atlanta, which we believe gives us an edge in recruiting superior engineering and game development talent as we face limited local competition.

Proven Ability to Successfully Integrate Acquisitions and Scale Our Platform
We have a strong track record of acquiring and integrating adjacent businesses with limited disruption to our core business. In only three years, we have effectively integrated over 20 acquisitions. The acquisition of Cadillac Jack demonstrated our ability to recognize both cost and revenue synergies and, as a result of efficiently integrating two complementary businesses, to deliver record financial results in 2016. We believe that our proven track record is the result of our ability to successfully identify businesses that are complementary to us in both products and cultures, and that our organization’s nimbleness and our executive leadership’s commitment to “one AGS” makes it easier to implement change and promote unity across the organization.

Focus on the Core Gambler

We create slot machine titles predominantly for the “core gambler” (sometimes referred to as the “local player”) which we believe comprises 20% of the slot player demographic, but approximately 80% of the slot industry profits. The core gambler is an actively engaged slot player, who typically gambles more frequently than a tourist visiting a destination market such as Las Vegas. We believe that core gambler markets have greater consistency and visibility in performance than larger destination markets and have strong growth characteristics. Based on our internal research, we believe core gamblers visit casinos with high frequency and demonstrate strong loyalty to gaming titles. We design many of our games to appeal to this subset by creating high-volatility games with compelling math models that keep players invested and engaged during their gaming experience. We focus on building games that encourage players to spend more time on our devices and are designed to ensure the player has fun by providing various bonus triggers and exciting “easter eggs” within the game. We believe that this strategic focus gives us a competitive edge because we are not distracted by chasing less frequent or more fickle gambler subsets, which we believe to be less profitable, while much of our competition focuses a substantial amount of time, resources and development dollars to acquire expensive licenses and brands with limited shelf life for less profitable gambler subsets.

Unique and Value-Enhancing Culture
Our corporate culture is based around the core concepts of passion, performance and teamwork. We strive to cultivate a culture where employees care about our business and the specific work that they do, where they feel strongly that AGS is not just a place to work but is a community where each team member’s success is as important as the next. This philosophy starts in the recruiting process and continues with every business, social and cultural activity at AGS. The result is a unique culture that sets us apart from other companies in our space and which has served us very well in recruitment and retention. Because we offer a rewarding work environment and many employee-friendly benefits and perks that are not standard in the gaming industry, AGS is renowned for being a fun, open, and authentic place to work at. Through numerous wellness initiatives, benefits such as maternity and paternity leave, hands-on community volunteering activities, various events promoting team spirit, and frequent and direct executive-to-employee communication—to name a few—we have gained the reputation of being a top employer in the gaming industry. As we grow and expand our business, we believe that our employee-centric culture will continue to attract high-caliber talent that will further enhance our team.

Experienced Management Team with a Strong Track Record of Execution
Our management team has significant experience in the gaming supply industry and has significant expertise in developing new products to serve our core customers and expand geographically. Our senior management team draws from experiences at SHFL entertainment, Inc., Bally Technologies, Konami, Global Cash Access and Scientific Games, all of which reflect highly relevant experience for our business model. Over the past three years, we have substantially upgraded much of the senior leadership team, including the appointment of our CEO, David Lopez, in 2014. Collectively, our executive team benefits from nearly 100 years of combined experience in the gaming supply industry, and we believe they are well positioned to continue to deliver superior and highly memorable gaming experiences, while executing on substantial domestic and international footprint and product expansion.

Growth Strategies

Build Momentum and Penetrate Class III and Commercial Jurisdictions
Class III and Commercial Jurisdictions represent a large untapped, whitespace opportunity for us. Over the last four years, we have secured licenses in key Class III and Commercial Jurisdictions. As a result of our investments, we have nearly doubled our addressable markets to nearly 640,000 EGMs, or 80% of the Class III and commercial markets in the U.S. and Canada. We currently have a combined installed base of approximately 4,100 Class III and Commercial EGMs, which represents less than 1% of the total U.S. and Canada Class III and Commercial EGM market; however, in our core Class II markets we have been successful in achieving upwards of 20% share with certain customers. We believe significant growth potential exists for AGS to further penetrate this market by selling units and also placing incremental recurring revenue units. We have recently begun placing EGM products in new jurisdictions, including Nevada, Mississippi, Louisiana, New Jersey and Connecticut, and while we only represent approximately 1.4% of the total U.S. and Canada EGM market today, every 1% increase in market share equates to 9,750 incremental units and nearly $87 million in revenue (based on our FY 2016 RPD of our current domestic footprint), representing the whitespace opportunity for us.

Optimize Yield Across our Existing Footprint
We believe that more effective management of the title mix across our installed base represents an opportunity to generate incremental EGM adjusted EBITDA without requiring growth in our existing installed base of participation gaming machines. In addition, we expect improved game performance will likely drive incremental gaming machine placements within our customers’ facilities. Over the past twelve months, we have been steadily improving yield by managing our game title mix across our domestic installed base of participation slot machines, contributing approximately $1.9 million in revenue, which should flow 100% to EGM adjusted EBITDA. We have a base of approximately 2,500 units that we believe, over time, can be upgraded with our newer titles to generate greater win-per-day. For reference, we estimate that each $1 of RPD optimization on these units could contribute approximately $1 million of additional EGM adjusted EBITDA.

Expand Globally
We consider many factors when choosing to enter a new country, including market opportunity and the regulatory environment. Over the past twelve months, we have implemented a renewed strategy in Mexico, which has led to an increase in market share and stronger relationships with new and existing customers. Because of our ability to successfully operate in Mexico, we believe that high-potential international opportunities exist for us, such as in Brazil. Over the past several months, the Chamber of Deputies and the Federal Senate of Brazil have both put forth key legislation that is moving the country closer to approving regulated gaming within the country. Should gaming become legalized, AGS has initiated a thoughtful, comprehensive strategy to enter the market, establish a strong local presence at key gaming sites, and take advantage of the many opportunities available in this sizable market. We already have memorandums of understanding with nine potential gaming operators to place approximately 8,700 EGMs on participation agreements should the market be opened, which would represent only 1.3% of an estimated market size of approximately 650,000 units.

Additionally, in the past twelve months, we expanded our overall presence in Canada, and we recently introduced our table products content to the Australian gaming market. On the near-term horizon, we believe that certain parts of Asia and Europe present high-growth opportunities for our business given the types of gaming content that we create, which we believe resonates with players from both of these cultures.

Strengthen Our Class II Market Leadership
We believe that our existing core Class II product offering is among the strongest in the industry. Currently, according to Eilers & Krejcik Gaming, LLC, we are the second largest supplier of Class II games in the United States. We expect to continue gaining market share in existing Class II jurisdictions as we introduce more games and more hardware, in addition to penetrating newly licensed Class II jurisdictions (seven Class II licenses acquired in the past three years). Our yield optimization strategy should optimize our legacy footprint in Class II markets and enhance profitability for both us and our customers.

Focus on Innovation & New Product Verticals for the Next Generation of Casino Players
In 2014, we began developing table products through the acquisitions of War Blackjack and other related intellectual property with the objective of diversifying our product portfolio to include gaming experiences for a different gambler profile. The extension of our business into table products, as well as our entry into the interactive social casino space, demonstrates our commitment to evolving our business to adapt to the preferences of the next-generation gambler. As of December 31, 2016, we had approximately 1,500 table products under lease arrangements. We plan to continue expanding our table products offerings through acquisitions and internal development and have high expectations for our newly launched Bonus Spin progressive technology and Dex S single-deck shuffler. We continue to convert our proven land-based casino content into online and mobile formats for social gaming. Our popular land-based slot machine games, such as So Hot, Colossal Diamonds, and Monkey in the Bank, to name a few, have been among the strongest performers in our social casino game catalog.

Selectively Pursue Strategic Acquisitions

We actively seek acquisition opportunities that we believe will (i) have a positive effect on long-term earnings growth, (ii) generate strong high margin, recurring revenue, (iii) provide for expansion into new gaming jurisdictions, (iv) bolster our library of proprietary content, and (v) diversify our existing product mix. Our acquisitions of Cadillac Jack, Gamingo and various other strategic acquisitions in the table products space are examples of this strategy.

Our Operations

Under our customer contracts, we provide customers with EGMs, table products, ancillary table product equipment, systems software, computer hardware, signage and other equipment for operation within their gaming facilities. In return we receive either a share of the revenue generated by these products and systems, a flat monthly fee, or a daily fee. The determination of whether our agreement results in a revenue share, monthly fee, or daily fee arrangement is generally governed by local gaming jurisdictions. For our revenue share arrangements on EGM products, we have historically shared between 15 and 20% of the revenues generated by the EGMs. Under our agreements for EGMs, we participate in selecting the mix of titles, maintain and service the equipment and oversee certain promotional efforts. For licensed table products and related equipment, we typically receive monthly royalty payments. Currently, Interactive revenue is generated from consumers’ purchases of virtual coins which are used to play the games. In support of our business and operations, we employ a professional staff including field service technicians, production, sales, account management, marketing, technology and game development, licensing and compliance and finance.

Our corporate headquarters are located in Las Vegas, Nevada, which serves as the primarily location for the executive management and administrative functions such as finance, legal, licensing and compliance. Our licensing and compliance division oversees the application and renewal of our corporate gaming licenses, findings of suitability for key officers and directors and certification of our gaming equipment and systems for specific jurisdictions, human resources, as well as coordinating gaming equipment and software shipping and on-site and remote service of our equipment with gaming authorities.

Our field service technicians are responsible for installing, maintaining and servicing our gaming products and systems. Our field service operation including our call center, which operates 24 hours a day, seven days a week, is managed out of our Oklahoma facility. We can also access most of our electronic gaming machines and systems remotely from approved remote locations to provide software updates and routine maintenance. In addition, our electronic gaming machine and system production facilities are located in and managed out of Oklahoma City, Oklahoma, Atlanta, Georgia, and Mexico City, D.F. Our table product service is primarily managed from Las Vegas, Nevada.

Sales, product management and account management are managed through our various locations and are located throughout the jurisdictions in which we do business. Sales and account management oversee the customer relationship both at the individual location and corporate level and are responsible for developing new customer relationships. Account management is in charge of running on-site promotions and corporate sponsorship programs. In addition, our marketing team is in charge of general corporate marketing, including advertisements and participation at industry trade shows.

Our technology and game development division operates primarily out of our Atlanta, Georgia location and to a lesser extent in Las Vegas, Nevada and Austin, Texas. Through the acquisition of Gamingo Limited (formerly known as “RocketPlay”, currently known as “AGSi”), we have a development team in Tel Aviv, Israel as well. We employ game developers, software and system programmers, project managers and other development and administrative staff that oversee our internal game development efforts and manage third party relationships.

Other Information

Customers and marketing. We market our products to casinos and other legal gaming establishments around the world with our domestic and international sales force and several domestic and international distributors and/or representatives. We believe the quality and breadth of our customer base is a strong testament to the effectiveness and quality of our product offerings, technological innovation and customer service. Our customer base includes leading casino operators in leading established gaming markets such as the United States, Canada and Latin America. Our customers include, among others, Caesar’s Entertainment Corp., MGM Resorts International, Poarch Creek Band of Indians, and the Chickasaw Nation.

Our products and the locations in which we may sell them are subject to the licensing and product approval requirements of various national, state, provincial and tribal jurisdictional agencies that regulate gaming around the world. See “Regulation and Licensing” section below. We lease and sell our products, with an emphasis on leasing versus selling, primarily in the United States. We service the products we lease and offer service packages to customers who purchase products from us.

Product supply. We obtain most of the parts for our products from outside suppliers, including both off-the-shelf items as well as components manufactured to our specifications. We also manufacture parts in-house that are used for product assembly and for servicing existing products. We generally perform warehousing, quality control, final assembly and shipping from our facilities in Las Vegas, Atlanta, Mexico City and Oklahoma City, although small inventories are maintained and repairs are performed by our field service employees. We believe that our sources of supply for components and raw materials are adequate and that alternative sources of materials are available.

Manufacturing

We have manufacturing agreements to build our gaming cabinets with multiple manufacturing vendors. We believe we have limited concentration risk with any one of these vendors, since we own the rights to our cabinet designs and thus have the ability to change manufacturers in the event of a dispute. We believe any of these vendors would be able to build our gaming cabinets for titles on any platform. As the supplier base is large, we are able to gain competitive pricing and delivery on any of our cabinets and have limited risk in supply disruptions.

Our primary electronic gaming machine production facility is located in and managed out of Oklahoma. Production at this facility includes assembling and refurbishing gaming machines (excluding gaming cabinets), parts support and purchasing. We also assemble electronic gaming machines at our Las Vegas, Nevada and Mexico City, D.F. facilities at lower volumes to support the Nevada, California and Mexico markets, respectively. System production is housed at our Atlanta, Georgia office, which house our system design team and our research and development team. Field service technicians are located in various jurisdictions throughout the United States and Mexico and are dispatched from centralized call centers. They are responsible for installing, maintaining and servicing the electronic gaming machines and systems.

Manufacturing commitments are generally based on projected quarterly orders from customers. Due to uneven order flow from customers, we bring the cabinets in with minimal components so that we can delay the cash outlay for the most costly components until closer to the point of sale.

Customers

We believe the quality and breadth of our customer base is a strong testament to the effectiveness and quality of our product offerings, technological innovation and customer service. At the core of our relationship with our customers is our participation model, which aligns our financial incentives with those of our customers through a shared dependence on the games’ performance. The combination of our customer-aligned participation model, quality customer service and strong game performance has allowed us to develop long-term relationships with our tribal and commercial casino customers. Our top participation customers have been with us for nearly a decade, and we believe that we maintain long-term relationships with key customer decision-makers.

Oklahoma is our largest market and our electronic gaming machines in the state accounted for approximately 30% of our total revenue for the year ended December 31, 2016. Our largest customer is the

Chickasaw Nation, a Native American gaming operator in Oklahoma, which accounted for approximately 15% of our gaming operations revenue for the year ended December 31, 2016. The revenues we earn from the Chickasaw Nation are derived from numerous agreements, which are scheduled to expire in 2019. We have historically offered select existing and prospective customers an upfront payment, or placement fee, in exchange for exclusive rights to a percentage of their floor space. To a lesser extent, we have offered financing for casino development and expansion projects. In addition to our long-term relationships and contractual arrangements, the consistent demand for our titles from the loyal, repeat players of our titles further ensures our strong presence on our customers’ casino floors.

The Poarch Band of Creek Indians, a Native American gaming operator in Alabama, accounted for approximately 10% of our gaming operations revenue for the year ended December 31, 2016.

Within the Native American market, we provide both Class II and Class III games. We also serve customers in commercial, video lottery terminal, charity bingo and route-based markets.

Customer Contracts

We derive the majority of our gaming revenues from participation agreements, whereby we place electronic gaming machines and systems, along with our proprietary and other licensed game content, at a customer’s facility in return for either a share of the revenues that these electronic gaming machines and systems generate or a daily fee. For licensed table products and related equipment, we typically receive monthly royalty payments. We measure the performance of our domestic installed base of participation electronic gaming machines on the net win per day per machine, often referred to as the win per day, or “WPD”. Under our participation agreements, we earn a percentage of the WPD of our domestic installed base of participation electronic gaming machines.

Our standard contracts are one to three years in duration and may contain auto-renewal provisions for an additional term. Our contracts generally specify the number of electronic gaming machines and other equipment to be provided, revenue share, daily fee or other pricing, provisions regarding installation, training, service and removal of the machines, and other terms and conditions standard in the industry. In some circumstances, we enter into trial agreements with customers that provide a free or fee-based trial period, during which such customers may use our electronic gaming machines or table product. Each trial agreement lays out the terms of payment should the customer decide to continue using our machines.

Our placement fee, development or similar agreements in the Native American and other markets have involved both a loan or advance of funds and a gaming equipment lease agreement. These agreements have typically been longer term contracts, ranging from four to ten years depending on the amount of financing provided, market and other factors. These contracts specified the amount and timing of the advances that we will be provided, the uses of those funds and target timing for the construction or remodeling of the gaming facility, if applicable. In addition, the contracts specified the repayment terms of the financing which vary by customer and agreement. Typical terms contained in these agreements included the percentage of the floor, minimum number of gaming machines, or percentage of the route operation allocated to us, the associated term or period of exclusivity for that allocation or number of gaming machines, minimum game performance thresholds, cure periods and resulting obligations, if any, and other general terms and conditions. Certain of these development agreements also contained a buyout option, which provides that upon written notice and payment of a buyout fee, the customer can terminate our floor space privileges.

We generally make efforts to obtain waivers of sovereign immunity in our contracts with Native American customers. However, we do not always obtain these provisions and when we do, they can be limited in scope. There is no guarantee that we will continue or improve our ability to get this term in future contracts. While we have not had any experience with contract enforceability vis-à-vis our Native American customers, we are cognizant of recent cases involving other parties dealing with waivers of sovereign immunity. Those cases put into question how sovereign immunity may be viewed by courts in the future. In the event that we enter into contracts with Native American customers in the future that do not contain a waiver of sovereign immunity, such contracts may be practically unenforceable.

Our game sale contracts are typical of those in the industry. They specify the general terms and conditions of the sale, equipment and services to be provided, as well as pricing and payment terms. In some cases, we provide the central server that is used to operate the purchased equipment on a lease and charge a fee per day based on the number of gaming machines connected to the server.

Our interactive social gaming revenue is generated from a high volume of consumers’ purchases of virtual coins which are used to play the games.

Research and Development

We conduct research and development through an internal team to develop new gaming systems and gaming content. Research and development costs consist primarily of salaries and benefits, travel and expenses and other professional services. We employ approximately 160 game developers, software and system programmers, project managers and other development and administrative staff that oversee internal game development efforts and manage third party relationships. The technology and game development division operates primarily out of our Atlanta, Georgia location as well as in Las Vegas, Nevada.

Competition

We encounter competition from other designers, manufacturers and operators of electronic gaming machines, table products and social casino games. Our competitors range from small, localized companies to large, multi-national corporations, several of which have substantial resources and market share.

Our competitors for the live casino floor gaming machines include, but are not limited to, International Game Technology PLC (“IGT”), Scientific Games Corporation (“Scientific Games”), Aristocrat Technologies Inc. (“Aristocrat”), Everi Holdings Inc. (“Everi”), Konami Co. Ltd. (“Konami”), Ainsworth Game Technology Ltd., and Galaxy Gaming, Inc. Additionally, there are hundreds of non-gaming companies that design and develop social casino games and apps. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources and have been engaged in the design, manufacture and operation of gaming products for many years. Some of these companies contain significant intellectual property including patents in gaming technology and hardware design, systems and game play and trademarks. In addition, the larger competitors contain significantly larger content portfolios and content development capability and resources, are licensed in markets throughout the United States, and have international distribution. Scientific Games, IGT, Konami, and Aristocrat all have a presence in the back-office accounting and player tracking business which expands their relationship with casino customers. Everi and Aristocrat are our primary competitors in the Class II market.

To compete effectively, we must, among other things, continue to develop high-performing, innovative games for the Class II and Class III markets, provide excellent service and support to our existing customers, effectively manage our installed base of participation gaming machines, expand our library of proprietary content, develop niche products with strong appeal to both local and next-generation players, be first to market in new non-traditional markets, implement effective marketing and sales functions, and offer competitive pricing and terms on our participation and sale agreements.

Impact of 2015 Acquisitions

On May 29, 2015, we acquired 100% of the equity of Amaya Americas Corporation (“Cadillac Jack”), a leading provider of Class II gaming machines for the North American tribal gaming market, with key regions of operation including Alabama, Mexico, and Wisconsin. Our consolidated results of operations include the impact of this acquisition and the related transaction costs, as well as the results of operations of Cadillac Jack as of May 29, 2015.

On June 15, 2015, the Company purchased 100% of Gamingo Limited (formerly known as “RocketPlay”, currently known as “AGSi”), a leading developer of social casino games for mobile devices. With primary offices in San Francisco and Tel Aviv, AGSi’s flagship product, Lucky Play Casino, gives players a casino-quality experience with slots, table products, tournaments, and live events. The results of operations from AGSi have been included in our consolidated results as of June 15, 2015.

Intellectual Property

We use a combination of internally developed and third-party intellectual property, all of which we believe maintain and enhance our competitive position and protect our products. Such intellectual property includes owned or licensed patents, patent applications, trademarks, and trademark applications in the United States. In addition, we have rights in intellectual property in certain foreign jurisdictions. In addition, pursuant to our license agreements with third-party game developers, we license and distribute gaming software.

Seasonality

We may experience fluctuations in revenues and cash flows from quarter to quarter, however, we do not believe that our business is materially impacted by seasonality.

Inflation

Our operations have not been, nor are they expected to be in the future, materially affected by inflation. However, our operational expansion is affected by the cost of hardware components, which are not considered to be inflation sensitive, but rather, sensitive to changes in technology and competition in the hardware markets. In addition, we expect to continue to incur increased legal and other similar costs associated with regulatory compliance requirements and the uncertainties present in the operating environment in which we conduct our business.

Employees

As of December 31, 2016, we had over 500 full-time equivalent employees, with approximately 120 employed internationally and approximately 400 employed domestically.

We are not a party to any collective bargaining agreements in the United States and have not experienced any strikes or work stoppages in the past.

Regulation and Licensing

We operate in numerous gaming jurisdictions, and our business operations, which include the manufacture, sale, and distribution, of gaming devices and gaming related equipment and/or the provision of gaming related services, are subject to extensive federal, state, local, tribal and foreign government regulation as applicable in each of the gaming jurisdictions in which we operate. A significant portion of our operations take place at facilities conducting gaming activities on the tribal lands of Native American tribes resulting in our operations being subject to tribal and/or federal and sometimes state regulation depending on the classification of gaming being conducted in each such case as defined in the Indian Gaming Regulatory Act, or “IGRA”. In states where commercial gaming has been legalized, our operations are conducted subject to the applicable federal, state, and local government regulation.

While the specific regulatory requirements of the various jurisdictions vary, most require licenses, permits, findings of suitability and financial ability, and other forms of approval for our operational entities and, in some jurisdictions, the entities or individuals who hold some level of beneficial interest, typically 5% or more, in the Company or its affiliates as well our lenders and other individuals or entities affiliated with us (contractually or otherwise). Our officers, directors, managers and key employees who are actively engaged in the administration or supervision of our gaming related operations may also be required to file for licensure, findings of suitability or other approvals. Regulators may determine such a person is unsuitable to participate in the gaming industry in such jurisdiction, and could require us to limit, suspend, or terminate or our relationship with such a person. In addition, many jurisdictions require our products to be tested for compliance with the jurisdiction’s technical standards and regulations prior to our being permitted to distribute our products. The various jurisdictions’ gaming regulators typically have broad power over our business operations and may deny, revoke, suspend, condition, limit, or not renew our gaming or other licenses, permits or approvals, impose substantial fines and take other action, any one of which could adversely impact our business, financial condition and results of operation. We believe we and our officers, directors, managers, key employees and affiliates have obtained all required gaming related licenses, permits, findings of suitability and other forms of approvals necessary to carry on our business.

It is common for gaming regulators to monitor, or to require us to disclose, our activities and any disciplinary action against us in other gaming jurisdictions. Consequently, the business activities or disciplinary action taken against us in one jurisdiction could result in disciplinary action in other jurisdictions.

In most jurisdictions, even once licensed or approved, we remain under the on-going obligation to provide financial information and reports as well as to keep the applicable gaming regulators informed of any material changes in the information provided to regulators as part of the licensing and approval process. All licenses and approvals must be periodically renewed, in some cases as often as annually. In connection with any initial application or renewal of a gaming license or approval, we (and individuals or entities required to submit to background review or licensure in connection with our application or renewal) are typically required to make broad and comprehensive disclosures concerning our history, finances, ownership and corporate structure, operations, compliance controls and business relationships. We must regularly report changes in our officers, key employees and other licensed positions to applicable gaming regulators.

Certain gaming jurisdictions in which we are licensed may prohibit us from making a public offering of our securities without their prior approval. Similarly, changes in control of a licensee through merger, consolidation, acquisition of assets or stock, management or any form of takeover typically cannot occur without the prior approval of applicable gaming regulators. Such regulators may also require controlling beneficial owners, managers, officers, directors, and other persons or entities having a material relationship or involvement with the person proposing to acquire control, to be investigated, and licensed, found suitable or otherwise approved as part of the approval process relating to the transaction.

Gaming regulators often have the power to investigate the holders of our debt or equity securities. If any holder of our debt or equity securities is found unsuitable by any gaming regulator in a jurisdiction in which we conduct business, our licensure or approval to conduct business in such jurisdiction could be subject to non-renewal, suspension or revocation.

Most gaming jurisdictions impose fees and taxes that are payable by us in connection with our application, maintenance and renewal of our licensure or our approval to conduct business. Laws, regulations, and ordinances governing our gaming related activities and the obligations of gaming companies in any jurisdiction in which we have or in the future may have gaming operations are subject to change that could impose additional operating, financial, or other burdens on the our business.

Federal Registration

The Gambling Devices Act of 1962 makes it unlawful for a person to manufacture, transport, or receive gaming devices, or components across interstate lines unless that person has first registered with the Attorney General of the United States Department of Justice. This act also imposes gambling device identification and record keeping requirements. Violation of this act may result in seizure and forfeiture of the equipment, as well as other penalties. As an entity involved in the manufacture and transportation of gaming devices, we are required to register annually.

Native American Gaming

The rules for Native American gaming were established in 1988 under the IGRA. Under the IGRA, gaming activities conducted by federally recognized Native American tribes are segmented into three classes of gaming activities:

Class I. Class I gaming represents traditional forms of Native American gaming as part of, or in connection with, tribal ceremonies or celebrations (e.g., contests and games of skill) and social gaming for minimal prizes. Class I gaming is regulated only by individual Native American tribes. We do not participate in any Class I gaming activities.

Class II. Class II gaming involves the game of chance commonly known as bingo (whether or not electronic, computer, or other technological aids are used in connection therewith to facilitate play) and if played in the same location as the bingo, also includes pull tabs, punch board, tip jars, instant bingo, and other games similar to bingo. Class II gaming also includes non-banked card games, that is, games that are played exclusively against other players rather than against the house or a player acting as a bank. However, the definition of Class II gaming specifically excludes slot machines or electronic facsimiles of Class III games. Class II gaming is regulated by the National Indian Gaming Commission (the “NIGC”) and the laws of the Native American tribe conducting such gaming. Subject to the detailed requirements of the IGRA, including NIGC approval of such Native American tribe’s gaming ordinance, federally recognized Native American tribes are typically permitted to conduct Class II gaming on Indian lands pursuant to tribal ordinances approved by the NIGC.

Class III. Class III gaming includes all other forms of gaming that are neither Class I nor Class II and includes a broad range of traditional casino games such as slot machines, blackjack, craps and roulette, as well as wagering games and electronic facsimiles of any game of chance. The IGRA generally permits a Native American tribe to conduct Class III gaming activities on reservation lands subject to the detailed requirements of the IGRA and the entering into of a compact between such Native American tribe and the state in which the Native American tribe intends to conduct Class III gaming activities on its trust lands.

The IGRA is administered by the NIGC and the Secretary of the U.S. Department of the Interior. The NIGC has authority to issue regulations related to tribal gaming activities, approve tribal ordinances for regulating gaming, approve management agreements for gaming facilities, conduct investigations and monitor tribal gaming generally. The IGRA is subject to interpretation by the NIGC and may be subject to judicial and legislative clarification or amendment. The gaming ordinance of each Native American tribe conducting gaming under the IGRA and the terms of any applicable tribal/state compact establish the regulatory requirements under which we must conduct business on Native American tribal lands.

Under the IGRA, the NIGC’s authority to approve gaming-related contracts is limited to management contracts and collateral agreements related to management contracts. A “management contract” includes any agreement between a Native American tribe and a contractor if such contract or agreement provides for the management of all or part of a gaming operation. To the extent that any of our agreements with Native American tribes are deemed to be management contracts, such agreements would require the approval of the NIGC in order to be valid. To our knowledge, none of our current agreements with Native American tribes qualify as management contracts under the IGRA.

In addition, to the extent that any of our agreements with Native American tribes are deemed by the NIGC to create an impermissible proprietary interest, such agreements are void and unenforceable. To our knowledge, none of our current agreements with Native American tribes create an impermissible proprietary interest in Indian gaming.

International Regulation

Certain foreign countries permit the importation, sale, and operation of gaming equipment in casino and non-casino environments. Some countries prohibit or restrict the payout feature of the traditional slot machine or limit the operation and the number of slot machines to a controlled number of casinos or casino-like locations. Gaming equipment must comply with the individual country’s regulations. Certain jurisdictions do not require the licensing of gaming equipment operators and manufacturers.

MANAGEMENT

The following table sets forth the name, age and position of each of the executive officers and directors of AGS, our operating company, and the executive officers and director of the Company as of the date of this prospectus.

AGS, LLC

Name	Age	Position
David Lopez	43	Chief Executive Officer
Kimo Akiona	43	Chief Financial Officer
Victor Gallo	50	General Counsel, Compliance Officer and Vice President, Regulatory Affairs
Sigmund Lee	45	Chief Technology Officer
Julia Boguslawski	37	Chief Marketing Officer

AP Gaming Holdco, Inc.

Name	Age	Position
David Lopez	43	Chief Executive Officer, President and Secretary
Kimo Akiona	43	Treasurer, Chief Financial Officer and Chief Accounting Officer
David Sambur	36	Director

The following are brief biographies describing the backgrounds of the executive officers of AGS and the executive officers and director of the Company.

David Lopez. Mr. Lopez has served as the Chief Executive Officer of AGS and Chief Executive Officer, President and Secretary of the Company since February 3, 2014. Mr. Lopez most recently served as President and Chief Executive Officer of Global Cash Access, Inc., which he joined in May 2012. Prior to his role at Global Cash Access, Inc., Mr. Lopez served as Chief Operating Officer of Shuffle Master Inc. from November 2010 until May 2012. Mr. Lopez joined Shuffle Master Inc. in February 1998 and held various positions within the organization during his 14-year tenure, including Interim CEO, Executive Vice President, President of the Americas, Vice President of Product Management, as well as serving as a member of its Board of Directors from November 2010 until May 2012. Mr. Lopez is a graduate of the University of Nevada, Las Vegas with a B.S. in Business Administration.

Kimo Akiona. Mr. Akiona was appointed to serve as Treasurer of the Company and Chief Financial Officer of the Company’s primary operating entity, AGS, LLC, on February 23, 2015. Mr. Akiona, most recently served as Senior Vice President and Corporate Controller of SHFL entertainment, Inc. and Bally Technologies, Inc. Mr. Akiona joined SHFL entertainment, Inc. in December 2005 and held various positions within the organization’s finance and accounting department during his tenure, including Vice President and Corporate Controller and Director of SEC Reporting. Mr. Akiona is a graduate of University of Nevada, Las Vegas with a B.S. in Business Administration with a concentration in accounting.

Victor Gallo. Mr. Gallo joined us in February 2010 as Vice President, Licensing and Compliance and Compliance Officer and currently serves as our General Counsel, Compliance Officer and Vice President, Regulatory Affairs. Previously, Mr. Gallo was General Counsel and Vice President of Business Development for Youbet.com, and Vice President of Legal and Compliance and Corporate Counsel for Konami Gaming. Mr. Gallo has also worked as an attorney in private practice, and as an active duty captain in the Air Force Judge Advocate General Corps. Mr. Gallo received his Bachelor of Science degree in Aerospace Engineering from the University of Southern California and a Juris Doctor from the University of the Pacific.

Sigmund Lee. Mr. Lee was appointed to serve as Chief Technology Officer of the Company’s primary operating entity, AGS, LLC, on July 1, 2015. Mr. Lee most recently served as Chief Technology Officer of Cadillac Jack. Mr. Lee joined Cadillac Jack in 2006 and served as their Chief Technology Officer during his tenure. Prior to his role at Cadillac Jack, Mr. Lee served as the Vice President of Engineering for Bally Technologies. Mr. Lee is a graduate of Georgia State University

Julia Boguslawski. Ms. Boguslawski was appointed to serve as Chief Marketing Officer of the Company’s primary operating entity, AGS, LLC, on September 7, 2015. Ms. Boguslawski most recently served as Chief of Staff at Scientific Games, Vice President of Global Marketing at Bally Technologies, Inc. and Vice President of Investor Relations and Corporate Communications at SHFL entertainment, Inc. Julia holds both a bachelor of arts from Rollins College and a Master’s in Business Administration with a concentration in Marketing and International Business.

David Sambur. Mr. Sambur has served as a member of the Board of the Company since November 2013. Mr. Sambur is a Senior Partner of Apollo Global Management, having joined in 2004. Mr. Sambur has experience in financing, analyzing, investing in and/or advising public and private companies and their board of directors. Prior to joining Apollo, Mr. Sambur was a member of the Leveraged Finance Group of Salomon Smith Barney Inc. Mr. Sambur serves on the board of directors of Caesars Acquisition Company, Caesars Entertainment Corporation, New Outerwall, Inc. (parent of Coinstar, LLC and Redbox Automated Retail, LLC) and Dakota Parent, Inc. (parent of Diamond Resorts International, Inc.). Mr. Sambur graduated summa cum laude and Phi Beta Kappa from Emory University with a bachelor’s degree in Economics.

Controlled Company

We intend to apply to list the shares of our common stock offered in this offering on the             . As Apollo will continue to control more than 50% of our combined voting power upon the completion of this offering, we will be considered a “controlled company” for the purposes of that exchange’s rules and corporate governance standards. As a “controlled company,” we will be permitted to, and we intend to, elect not to comply with certain corporate governance requirements, including those that would otherwise require our board of directors to have a majority of independent directors and require that we either establish a Compensation and Nominating and Corporate Governance Committees, each comprised entirely of independent directors, or otherwise ensure that the compensation of our executive officers and nominees for directors are determined or recommended to our board of directors by the independent members of our board of directors.

Director Independence

As allowed under the applicable rules and regulations of the SEC and                     , we intend to phase incompliance with the heightened independence requirements prior to the end of the one-year transition period. Upon consummation of this offering, we expect our independent director, as such term is defined by the applicable rules and regulations of the             , will be             .

Board Composition

Our board of directors will consist of          members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by the stockholders in accordance with our bylaws. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Board Committees

Following the consummation of the Reclassification and the completion of this offering, the board committees will include an audit committee, a compensation committee and a nominating and corporate

governance committee. In addition, we intend to avail ourselves of the “controlled company” exception under the              rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. We will, however, remain subject to the requirement that we have an audit committee composed entirely of independent members.

If at any time we cease to be a “controlled company” under the              rules, the board of directors will take all action necessary to comply with the applicable              rules, including appointing a majority of independent directors to the board of directors and establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

Code of Business Conduct and Ethics

Upon consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and employees and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The statement will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at www.chuckecheese.com. Following the consummation of this offering, the code of business conduct and ethics will be available on our website.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of its risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Following the completion of this offering, the compensation committee of the board of directors will be responsible for overseeing the management of risks relating to employee compensation plans and arrangements and the audit committee of the board of directors will oversee the management of financial risks. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports about such risks.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The Company’s goal for its executive compensation program is to utilize a pay-for-performance compensation program that is directly related to achievement of the Company’s financial and strategic objectives. The primary elements of the program, which are discussed in greater detail below, include base salary, annual cash bonus incentives based on performance and long-term equity incentives in the form of stock-based compensation. These elements are designed to: (i) provide compensation opportunities that will allow the Company to attract and retain talented executive officers who are essential to the Company’s success; (ii) provide compensation that rewards both individual and corporate performance and motivates the executive officers to achieve corporate strategic objectives; (iii) reward superior financial and operational performance in a given year, over a sustained period and expectations for the future; (iv) place compensation at risk if performance goals are not achieved; and (v) align the interests of executive officers with the long-term interests of stockholders through stock-based awards.

Summary Compensation Table

The following table discloses compensation for our fiscal years ending December 31, 2016 and 2015 received by Messrs. Lopez, Lee, and Akiona, each of whom was a “named executive officer” during fiscal 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
David Lopez, President, Chief Executive Officer and Secretary(1)	2016	500,000	—	—	530,000	26	1,030,026

	2015	500,000	—	—	425,000	2,770	927,770

Sigmund Lee, Chief Technology Officer(2)	2016	493,077	750,000	453,000	265,000	17,684	1,978,761

	2015	163,217	200,000	801,287	95,625	13,973	1,274,102

Kimo Akiona, Chief Financial Officer and Treasurer(3)	2016	275,000	—	—	145,750	26	420,776

	2015	227,404	—	292,988	116,875	—	637,267

(1)	Mr. Lopez was appointed as our President, Chief Executive Officer and Secretary on February 14, 2014.
(2)	Mr. Lee was appointed as our Chief Technology Officer on July 1, 2015.
(3)	Mr. Akiona was appointed as our Chief Financial Officer and Treasurer on February 23, 2015.
(4)	Represents one-time cash bonuses of $500,000 in 2016 and $200,000 in 2015, as well as annual bonus of $250,000 in 2016.
(5)	Amounts represent the aggregate grant date fair value of the awards computed in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718 (disregarding any risk of forfeiture assumptions). For a discussion of the relevant valuation assumptions, See Note 11 to the consolidated financial statements included elsewhere in this prospectus supplement.
(6)	Amounts represent annual incentive cash bonuses paid to employees. Employees are eligible to earn annual cash bonuses based on attainment of financial results and earnings targets.
(7)	Amounts represent the Company’s matching under our 401(k) Plan and various fringe benefits.

Employment Agreements with Named Executive Officers

David Lopez

On April 28, 2014, the Company entered into an employment agreement with David Lopez to serve as President and Chief Executive Officer of AGS, LLC, a subsidiary of the Company, effective as of February 3, 2014. The agreement extends for an initial term of three years, until the third anniversary of February 3, 2014, and shall thereafter be automatically extended for successive one-year periods, unless either party provides written notice of non-renewal at least 90 days prior to the expiration of the initial term or any extended term. The agreement was automatically extended on February 3, 2017, for one year. Pursuant to the employment agreement, Mr. Lopez’s annual base salary shall be no less than $500,000 and Mr. Lopez shall be eligible to receive an annual performance-based bonus, with an annual target bonus opportunity of $500,000.

Sigmund Lee

On July 1, 2015, we entered into an employment agreement with Sigmund Lee to serve as Chief Technology Officer of AGS, LLC, a subsidiary of the Company, effective as of July 1, 2015. On January 14, 2016, we entered into the First Amendment to the Employment Agreement with Sigmund Lee (as amended, the “Amended Lee Employment Agreement”). The agreement with the Company is “at-will,” meaning that either Mr. Lee or the Company may terminate the employment relationship at any time and for any reason, either with or without cause. Pursuant to the Amended Lee Employment Agreement, Mr. Lee’s annual base salary shall be $500,000 and he shall be eligible to receive an annual performance-based bonus, with an annual target bonus opportunity equal to $250,000 based on company performance criteria as applied to other executives of the Company, and an additional Annual Incentive Program bonus equal to $250,000. Mr. Lee also received a one-time signing bonus of $500,000 in connection with entering into the Amended Lee Employment Agreement in 2016, the net after-tax amount of which is subject to repayment if Mr. Lee voluntarily resigns prior to January 14, 2019 (provided, that the signing bonus shall become non-repayable upon the occurrence of a Change of Control (as defined in the Company’s First Lien Credit Agreement, dated as of December 20, 2013 (except that an initial public offering shall not constitute a Change of Control)), or if David Lopez is replaced as the CEO of the Company without Mr. Lee’s consent, or upon a significant diminishment in Mr. Lee’s authority or duties).

Kimo Akiona

On February 23, 2015, we entered into an employment agreement with Kimo Akiona to serve as Chief Financial Officer of AGS, LLC, a subsidiary of the Company, effective as of February 23, 2015. The agreement with the Company is “at-will,” meaning that either Mr. Akiona or the Company may terminate the employment relationship at any time and for any reason, either with or without cause. Pursuant to the employment agreement, Mr. Akiona’s annual base salary shall be $275,000 and he shall be eligible to receive an annual performance-based bonus, with an annual target bonus opportunity equal to 50% of his base salary. Actual annual bonus amounts payable shall be determined by the Company based on the attainment of financial results and earnings targets.

Outstanding equity awards as of the year ended December 31, 2016:

	Options					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise or Base Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
David Lopez(1)(2)	30,000	45,000	150,000	$10.00	4/28/2024	30,000	(7)	$516,300
	30,000	—	—	$10.00	4/28/2024	—		—

Sigmund Lee(3)(4)(5)	18,750	56,250	—	$15.70	7/17/2025	—		—
	—	—	20,000	$15.70	7/17/2025	—		—
	—	50,000	—	$16.98	1/18/2026	—		—

Kimo Akiona(6)	3,250	13,000	32,500	$14.64	3/11/2025	—		—

(1)	Represents options granted on April 28, 2014 to purchase Class B Shares granted pursuant to the Company’s form option award agreement. One third of the options are eligible to vest in equal installments of 20% on each of the first five anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any such time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest. The remaining two thirds of the options are eligible to vest 50% based on achievement of an Investor IRR equal to or in excess of 20%, subject to a minimum cash-on-cash return of 2.5 times the Investor Investment (as such terms are defined in the Company’s 2014 Long-Term Incentive Plan) and 50% based on achievement of an Investor IRR equal to or in excess of 25%, subject to a minimum cash-on-cash return of 3.0 times the Investor Investment. In the event of a termination of employment without cause or as a result of death or disability, any such performance based options which are outstanding and unvested will remain eligible to vest subject to achievement of such performance targets (without regard to the continued service requirement) until the first anniversary of the date of such termination.
(2)	Represents options granted on April 28, 2014 to purchase Class B Shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options vested in full upon the date of grant.
(3)	Represents options granted on July 17, 2015 to purchase Class B Shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options is time-based only, and is eligible to vest in equal installments of 25% on each of the first four anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest.
(4)	Represents options granted on July 17, 2015 to purchase Class B Shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options is eligible to vest in its entirety upon the Board of Directors’ determination that the Company has achieved an applicable EBITDA goal for fiscal 2017, subject to continued employment with the Company or its subsidiaries through the date of such determination. Upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, the option is eligible to vest in its entirety if the Board of Directors determines that the Company has achieved an applicable EBITDA goal for the 12 months preceding the Change in Control.

(5)	Represents options granted on January 18, 2016 to purchase Class B Shares granted pursuant to the Company’s form option award agreement; provided, that this grant of options is time-based only, and is eligible to vest in equal installments of 25% on each of the first four anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest.
(6)	Represents options granted on March 11, 2015 to purchase Class B Shares granted pursuant to the Company’s form option award agreement. One third of the options are eligible to vest in equal installments of 20% on each of the first five anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or as a result of death or disability, any such time based options which would have vested on the next applicable vesting date shall become vested, and the remaining unvested time based options shall be forfeited. In addition, upon a Change in Control (as defined in the Company’s 2014 Long-Term Incentive Plan), subject to continued employment through the date of the Change in Control, all outstanding unvested time based options shall immediately vest. The remaining two thirds of the options are eligible to vest 50% based on achievement of an Investor IRR equal to or in excess of 20%, subject to a minimum cash-on-cash return of 2.5 times the Investor Investment (as such terms are defined in the Company’s 2014 Long-Term Incentive Plan) and 50% based on achievement of an Investor IRR equal to or in excess of 25%, subject to a minimum cash-on-cash return of 3.0 times the Investor Investment. In the event of a termination of employment without cause or as a result of death or disability, any such performance based options which are outstanding and unvested will remain eligible to vest subject to achievement of such performance targets (without regard to the continued service requirement) until the first anniversary of the date of such termination.
(7)	Represents restricted Class B Shares granted on April 28, 2014, which are eligible to vest in equal installments of 20% on each of the first five anniversaries of the date of the grant, subject to continued employment with the Company or its subsidiaries. In the event of a termination of employment without cause or for good reason, any shares which would have vested on the next applicable vesting date shall become vested, and the remaining unvested shares shall be forfeited.

Pension Benefits

We do not maintain any defined benefit pension plan for the benefit of our named executive officers.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plan for the benefit of our named executive officers.

Payments Upon Termination and Change of Control

Pursuant to each named executive officer’s employment agreement, upon the termination of his or her employment by the Company without “Cause,” (or, for Mr. Lopez, upon his resignation with “Good Reason”) the Company would provide base salary continuation (24 months base salary for Mr. Lopez, 12 months base salary for Mr. Lee, and 9 months base salary for Mr. Akiona). Mr. Lopez would also be eligible to receive continued health benefits at no greater cost than would apply if he were an active employee, for 18 months post termination, or if earlier, until he commences employment with a subsequent employer. All severance payments are subject to the execution of a release of claims. Messrs. Lopez and Akiona are subject to post termination non-solicitation and non-competition covenants for twenty-four months and nine months, respectively, following termination of employment. Mr. Lee is subject to post termination non-solicitation and non-competition covenants for 12 months if termination of employment occurs prior to January 1, 2019 and 6 months if termination of employment occurs after to January 1, 2019; provided, that upon the occurrence of a Change of Control (as defined in the Company’s First Lien Credit Agreement, dated as of December 20, 2013 (except that an initial public offering shall not constitute a Change of Control)), or if David Lopez is replaced as the CEO of the Company without Mr. Lee’s consent, or upon a significant diminishment in Mr. Lee’s authority or duties, the noncompetition covenant shall be canceled and without further force or effect.

“Cause” in the employment agreements generally includes (i) failure to correct underperformance after written notification from, in the case of Mr. Lopez, the Chairman of the Board or his designee, or, in the case of Akiona and Lee, the CEO or the Board, (ii) illegal fraudulent conduct, (iii) conviction of a felony, (iv) a determination that such named executive officer’s involvement with the Company would have a negative impact on our ability to receive or retain any licenses, (v) willful or material misrepresentation to the Company, CEO or Board relating to the business, assets, prospects or operation of the Company, or (vi) refusal to take any action as reasonably directed by the Board or any individual acting on behalf or at the direction of the Board, or (vii) for Mr. Lopez, material breach of any agreement with the Company and its affiliates (and failure to cure).

For Mr. Lopez only, “Good Reason” in his employment agreement means his voluntary resignation after any of the following actions are taken by the Company or any of its subsidiaries without his consent: (i) removal from the office of President and Chief Executive Officer of the Company or a change in reporting lines such that Mr. Lopez no longer reports to the Board, (ii) a requirement that Mr. Lopez be based anywhere other than within 35 miles of Las Vegas, Nevada, or (iii) a notice from the Company to Mr. Lopez of non-extension of the employment term; provided, however, that a termination will not be for “Good Reason” unless Mr. Lopez shall have provided written notice to the Company of the existence of one of the above conditions within 30 days following the initial existence of such condition, specifying in reasonable detail such condition, the Company shall have had 30 days following receipt of such written notice to remedy the condition, the Company shall have failed to remedy the condition during the applicable cure period, Mr. Lopez shall have thereafter and prior to the provided a notice of termination to the Company, and Mr. Lopez’s date of termination shall have occurred within 30 days following expiration of the cure period.

For the treatment of equity upon termination of employment, please see the section “—Outstanding equity awards as of the year ended December 31, 2016”. In addition, Class B Shares and options to purchase Class B Shares that are held by named executive officers are subject to repurchase rights, which enable the Company to recover the Class B Shares without transferring any appreciation of the fair value of the stock upon certain terminations prior to a “Qualified Public Offering”. If employment is terminated by the Company prior to the consummation of a Qualified Public Offering for “Cause”, as defined in the Securityholders Agreement, dated April 28, 2014, or is terminated by such named executive officer without “Good Reason”, as defined in the Securityholders Agreement, then the Company shall have the right to repurchase all or any portion of the Class B Shares held by such named executive officer for the lesser of original cost and fair market value. Upon any termination of employment other than as described in the immediately preceding sentence, the Company shall have the right to repurchase all or any portion of the Class B Shares held by such named executive officer for fair market value.

The following table sets forth the payments each of our named executive officers would have received if their employment had been terminated by us without cause, or, for David Lopez, by him for good reason, on December 31, 2016, both with and without the occurrence of a change in control as of such time. In quantifying potential payments for purposes of this disclosure, we have used the most recent valuation of our stock as in effect on December 31, 2016.

		Amounts Payable
Name	Benefit	Termination Without Cause (or, for Mr. Lopez, With Good Reason); No Change in Control ($)		Termination Without Cause (or, for Mr. Lopez, With Good Reason) Upon Change in Control ($)
David Lopez,	Cash Severance(1)	1,000,000		1,000,000
President, Chief Executive Officer and Secretary	Continued Benefits(2)	18,156		18,156
	Equity Acceleration	280,250	(5)	840,750	(8)

Sigmund Lee,	Cash Severance(3)	493,077		493,077
Chief Technology Officer	Equity Acceleration	31,188	(6)	96,438	(9)

Kimo Akiona,	Cash Severance(4)	206,250		206,250
Chief Financial Officer and Treasurer	Equity Acceleration	8,353	(7)	33,410	(10)

(1)	Represents base salary continuation for 24 months.
(2)	Represents continued health benefits (at no greater cost than would apply if Mr. Lopez were an active employee) for 18 months post termination, or if earlier, until he commences employment with a subsequent employer. Calculated using projected 2017 health benefits cost.
(3)	Represents base salary continuation for 12 months.
(4)	Represents base salary continuation for 9 months.
(5)	Represents the value of Mr. Lopez’ time based stock options and restricted shares which would have vested on the next applicable vesting date.
(6)	Represents the value of Mr. Lee’s time based stock options which would have vested on the next applicable vesting date.
(7)	Represents the value of Mr. Akiona’s time based stock options which would have vested on the next applicable vesting date.
(8)	Represents the value of all of Mr. Lopez’ unvested time based stock options and restricted shares. No performance based stock options would accelerate.
(9)	Represents the value of all of Mr. Lee’s unvested time based stock options. No performance based stock options would accelerate.
(10)	Represents the value of all of Mr. Akiona’s unvested time based stock options. No performance based stock options would accelerate.

Director Compensation

During 2016, David Sambur was the sole member of our Board of Directors and did not receive any compensation from the Company for his services on the Board.

2017 Omnibus Incentive Plan

We plan to adopt the Omnibus Incentive Plan pursuant to which equity-based and cash incentives may be granted to participating employees, directors and consultants. We expect the Board to adopt, and our stockholders to approve, the Omnibus Incentive Plan prior to the consummation of this offering. The following is a summary of certain terms and conditions of the Omnibus Incentive Plan. This summary is qualified in its entirety by reference to the Omnibus Incentive Plan attached as an exhibit to the registration statement of which this prospectus forms a part. You are encouraged to read the full Omnibus Incentive Plan.

Administration. The Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”)) will administer the Omnibus Incentive Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Compensation Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any current or prospective employees, directors, officers, consultants or advisors of our Company or its affiliates who are selected by the Compensation Committee will be eligible for awards under the Omnibus Incentive Plan. As of the             , a total of approximately              individuals may be eligible. The Compensation Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized. The Omnibus Incentive Plan provides for an aggregate of              shares of our common stock. No more than              shares of our common stock may be issued with respect to incentive stock options under the Omnibus Incentive Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than              shares of our common stock in any single fiscal year. No more than              shares of our common stock may be granted under the Omnibus Incentive Plan with respect to any performance compensation awards to any participant for any single performance period (or with respect to each fiscal year if the performance period is more than one fiscal year) or in the event such performance compensation award is paid in cash, other securities, other awards or other property, no more than the fair market value of              shares of our common stock on the last day of the performance period to which such award relates. The maximum amount payable to any participant under the Omnibus Incentive Plan for any single performance period (or with respect to each single fiscal year in the event a performance period extends beyond a single fiscal year) for a cash denominated award that is intended to qualify as performance-based compensation under Section 162(m) of the Code is $        . The maximum amount payable to any non-employee director under the Omnibus Incentive Plan for any single fiscal year is $        . If any award granted under the Omnibus Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grants; provided that in no event will such shares increase the number of shares of our common stock that may be delivered pursuant to incentive stock options granted under the Omnibus Incentive Plan to the extent permitted under Section 422 of the Code. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the Omnibus Incentive Plan. Immediately following the adoption of the Omnibus Incentive Plan, no new awards will be granted under the Management Equity Plan.

Change in Capitalization. If there is a change in our Company’s corporate capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our common stock or other relevant change in capitalization or applicable law or circumstances, such that the Compensation Committee determines that an adjustment to the terms of the Omnibus Incentive Plan (or awards thereunder) is necessary or appropriate, then the Compensation Committee may make adjustments in a manner that it deems equitable. Such adjustments may be to the number and kind of securities reserved for issuance under the Omnibus Incentive Plan, the number and kind of securities covered by awards then outstanding under the Omnibus Incentive Plan, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The Compensation Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by our Company or with which our Company combines (which are referred to herein as “Substitute Awards”).

Stock Options. The Compensation Committee will be authorized to grant options to purchase shares of our common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the Omnibus Incentive Plan will be subject to the terms and conditions established by the Compensation Committee. Under the terms of the Omnibus Incentive Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant (except with respect to Substitute Awards). Options granted under the Omnibus Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of vesting, exercise and expiration, as may be determined by the Compensation Committee. The maximum term of an option granted under the Omnibus Incentive Plan will be ten years from the date of grant (or five years in the case of an incentive stock option granted to a 10% shareholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our common stock is prohibited by our Company’s insider trading policy or a Company imposed “blackout period,” in which case, the option’s term will be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension does not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent and/or shares of our common stock valued at the fair market value at the time the option is exercised (provided that such shares are not subject to any pledge or other security interest), or by such other method as the Compensation Committee may permit in its sole discretion, including: (i) in other property having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our common stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights. The Compensation Committee will be authorized to award SARs under the Omnibus Incentive Plan. SARs will be subject to the terms and conditions established by the Compensation Committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include tandem SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in tandem with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Compensation Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our common stock for each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the Compensation Committee and reflected in the award agreement.

Restricted Stock. The Compensation Committee will be authorized to grant restricted stock under the Omnibus Incentive Plan, which will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Any accumulated dividends will be payable at the same time as the underlying restricted stock vests.

Restricted Stock Unit Awards. The Compensation Committee will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the Compensation Committee. A restricted stock unit award is an award of an unfunded and unsecured promise to deliver shares of our common stock, cash, other securities or other properties, subject to certain restrictions under the Omnibus Incentive Plan.

Unless otherwise provided by the Compensation Committee in an award agreement, upon the expiration of restricted period and the attainment of any other vesting criteria established by the Compensation Committee, the participant will be entitled to one share of our common stock (or other securities or other property, as applicable) for each such outstanding restricted stock unit which has not then been forfeited; provided, however, that the Compensation Committee may elect to (i) pay cash or part cash and part our common stock in lieu of delivering only shares of our common stock or (ii) defer the delivery of our common stock (or cash or part common stock and part cash, as the case may be) beyond the expiration of the restricted period if such extension would not cause adverse tax consequences under Section 409A of the Code. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments upon the payment by our Company of dividends on shares of our common stock, either in cash or (at the sole discretion of the Compensation Committee) in shares of our common stock having a fair market value equal to the amount of such dividends, and interest may, at the sole discretion of the Compensation Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Compensation Committee, which accumulated dividend equivalents (and interest thereon, if applicable) shall be payable at the same time as the underlying restricted stock units are settled.

Other Stock-Based Awards. The Compensation Committee will be authorized to grant awards of unrestricted shares of our common stock, rights to receive future grants of awards at a future date or other awards denominated in our common stock (including performance shares or performance units), or awards that provide for cash payments based in whole or in part on the value or future value of shares of our common stock under the Omnibus Incentive Plan, alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine and as set forth in the applicable award agreement.

Performance Compensation Awards. The Compensation Committee may grant any award under the Omnibus Incentive Plan in the form of a “Performance Compensation Award” (including cash bonuses) intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code by conditioning the number of shares earned or vested, or any payout, under the award on the satisfaction of certain “Performance Goals.” The Compensation Committee may establish these Performance Goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross revenue or gross revenue growth, gross profit or gross profit growth, gross billings or gross billings growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales);

•	cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may but are not required to be measured on a per-share basis;

•	earnings before or after income taxes, interest, depreciation, and amortization on an adjusted or unadjusted basis (including EBIT and EBITDA);

•	gross or net operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return);

•	expense targets or cost reduction goals, general and administrative expense savings;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets;

•	measures of economic value added or other “value creation” metrics;

•	enterprise value;

•	stockholder return;

•	client retention;

•	competitive market metrics;

•	employee retention;

•	objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets);

•	system-wide revenues;

•	cost of capital, debt leverage year-end cash position or book value;

•	strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or

•	any combination of the foregoing.

Any Performance Goal elements can be stated as a percentage of another Performance Goal or used on an absolute, relative or adjusted basis to measure the performance of our Company and/or its affiliates or any divisions, operation or business units or segments, product lines, asset classes, brands, administrative departments or combination thereof, as the Compensation Committee deems appropriate. Performance Goals may be compared to the performance of a group of comparator companies, a published or special index that the Compensation Committee deems appropriate or stock market indices. The Compensation Committee may provide for accelerated vesting, delivery and exercisability of any award based on the achievement of Performance Goals. Any award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code will be granted, and Performance Goals for such an award will be established, by the Compensation Committee in writing not later than 90 days after the commencement of the performance period to which the Performance Goals relate, or such other period required under Section 162(m) of the Code. Before any payment is made in connection with any award intended to qualify as performance-based compensation under Section 162(m) of the Code, the Compensation Committee must certify in writing that the Performance Goals established with respect to such award have been achieved. In determining the actual amount of an individual participant’s Performance Compensation Award for a performance period, the Compensation Committee may reduce or eliminate the amount of the Performance Compensation Award earned consistent with Section 162(m) of the Code.

The Compensation Committee may also specify adjustments or modifications (to the extent it would not result in adverse results under Section 162(m) of the Code) to be made to the calculation of a Performance Goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items and/or in management’s discussion and analysis of financial condition and results of operations appearing in our Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in our Company’s fiscal year. Unless otherwise provided in the applicable award agreement, a participant will be eligible to receive payment in respect of a performance compensation award only to the extent that (I) the Performance Goals for such period are achieved; and (II) all or some of the portion of such participant’s performance compensation award has been earned for the performance period based on the application of the “Performance Formula” (as defined in the Omnibus Incentive Plan) to such Performance Goals.

As a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in             . As a result, awards under the Omnibus Incentive Plan (whether in the form of equity or cash bonuses) need not be designed to qualify as performance-based compensation for purposes of Section 162(m) of the Code during this transition period, and the Compensation Committee may take this into account in determining terms and conditions of awards granted under the Omnibus Incentive Plan.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the Compensation Committee permits the award to be transferred to a permitted transferee (as defined in the Omnibus Incentive Plan).

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of New York Stock Exchange or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

Term and Amendment; Prohibition on Repricing. The Omnibus Incentive Plan will have a term of ten years. The Board may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient. Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award theretofore granted or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any option theretofore granted will not to that extent be effective without the consent of the affected participant, holder or beneficiary; and provided further that, without stockholder approval, (i) no amendment or modification may reduce the option price of any option or the strike price of any SAR, (ii) the Compensation Committee may not cancel any outstanding option and replace it with a new option (with a lower exercise price) or cancel any SAR and replace it with a new SAR (with a lower strike price) or other award or cash in a manner that would be treated as a repricing (for compensation disclosure or accounting purposes), (iii) the Compensation Committee may not cancel any outstanding option or SAR that has a per share exercise price or per share strike price (as applicable) at or above the fair market value of a share of our common stock on the date of cancellation and pay any consideration to the holder thereof and (iv) the Compensation Committee may not take any other action considered a repricing for purposes of the shareholder approval rules of the applicable securities exchange on which our common shares are listed. However, stockholder approval is not required with respect to clauses (i) through (iv) above with respect to certain adjustments on changes in capitalization. In addition, none of the requirements described in the preceding clauses (i) through (iv) can be amended without the approval of our stockholders.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Omnibus Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our common stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant, vesting or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (“a non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. Our Company will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to our Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) Our Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. Our Company will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The Omnibus Incentive Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the Omnibus Incentive Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards (including cash bonus awards) to be awarded as performance compensation awards intended to qualify under the “performance-based compensation” exception to Section 162(m) of the Code. As discussed above, as a new public company, we expect to be eligible for transition relief from the deduction limitations imposed under Section 162(m) of the Code until our first shareholders meeting at which directors are elected that occurs in             .

New Plan Benefits

It is not possible to determine the benefits or amounts that will be received by or allocated to participants under the Omnibus Incentive Plan because awards under the Omnibus Incentive Plan will made at the discretion of the Compensation Committee (or subcommittee thereof, if necessary for Section 162(m) of the Code).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, there were not transactions, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Audit Committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Securityholders Agreement

On April 28, 2014, AP Gaming Holdings, L.P. (the “Partnership”), VoteCo, the Company and each holder of Class B Shares from time to time party thereto, including David Lopez, our Chief Executive Officer (each a “Holder”) entered into the Securityholders Agreement. The Securityholders Agreement provides the Partnership and Apollo Investment Fund VIII, L.P., and each of their respective affiliates, with certain drag-along and demand registration rights. It provides each Holder with tag-along and piggy-back registration rights and imposes certain transfer restrictions on such Holder’s ownership of the Company’s common shares. The Securityholders Agreement also sets forth the Company’s right to repurchase any Class B Shares held by Holders who are employed by, or serve as consultants to or directors of, the Company or any of its subsidiaries upon their termination from such employment or consultancy. Additionally, for so long as VoteCo owns all of the Company’s Class A Shares, the Securityholders Agreement provides that VoteCo shall designate all board members and shall have exclusive power to vote on all matters requiring a stockholders’ vote.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Following the Reclassification, all shares held by funds affiliated with and controlled by Apollo, representing     % of AP Gaming’s outstanding common stock, will be subject to an irrevocable proxy that gives VoteCo sole voting and sole dispositive power with respect to such shares.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each person or entity named in the table below is c/o 5475 S. Decatur Blvd., Ste #100, Las Vegas, NV 89118.

	Shares Beneficially Owned Before the Offering		Shares Beneficially Owned After the Offering
	Number	Percent	Number	Percent
5% Stockholders
Apollo Gaming Holdings, L.P(1)
AP Gaming VoteCo, LLC(2)
Named Executive Officers and Directors
David Lopez(3)
Kimo Akiona(4)
David Sambur(5)
Victor Gallo(6)
Sigmund Lee(7)
Julia Boguslawski(8)
All current directors and executive officers as a group (6 persons)

*	Represents beneficial ownership of less than one percent of shares outstanding.
(1)	Apollo Gaming Holdings, L.P. (“Holdings”) holds of record over 99% of our issued and outstanding common stock. Apollo Gaming Holdings GP, LLC (“APG Holdco GP”) is the general partner of Holdings. Apollo Management VIII, L.P. (“Management VIII”) is the sole manager of APG Holdco GP. The general partner of Management VIII is AIF VIII Management, LLC (“AIF VIII LLC”). Apollo Management, L.P. (“Apollo Management”) is the sole member-manager of AIF VIII LLC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of shares of our common stock that are held by Holdings. The principal address of Holdings is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, NY, 10019. The principal address of Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

(2)	All shares held by funds affiliated with and controlled by Apollo, representing % of our outstanding common stock, will be subject to an irrevocable proxy that gives VoteCo sole voting and sole dispositive power with respect to such shares. The members of VoteCo are Marc Rowan and David Sambur, each of whom is affiliated with Apollo. Each member holds 50% of the limited liability company interests of VoteCo. Each of Messrs. Rowan and Sambur may be deemed to be a beneficial owner of these interests due to his status as an employee of or consultant to Apollo, and each such person disclaims beneficial ownership of any such interests in which he does not have a pecuniary interest. The principal address of Messrs. Rowan and Sambur and Apollo is c/o Apollo Global Management, LLC, 9 West 57th Street, New York, New York 10019. The principal address of VoteCo is Amelia Earhart Court, Las Vegas, NV 89119.
(3)	Number of shares beneficially owned includes shares of common stock issuable upon the exercise of options within 60 days.
(4)	Number of shares beneficially owned includes shares of common stock issuable upon the exercise of options within 60 days.
(5)	Number of shares beneficially owned includes shares of common stock issuable upon the exercise of options within 60 days.
(6)	Number of shares beneficially owned includes shares of common stock issuable upon the exercise of options within 60 days.
(7)	Number of shares beneficially owned includes shares of common stock issuable upon the exercise of options within 60 days.
(8)	Number of shares beneficially owned includes shares of common stock issuable upon the exercise of options within 60 days.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our fourth amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the completion of the Reclassification and the consummation of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our fourth amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of Delaware law.

Capital Stock

Our shares of common stock are currently held by 12 holders. Our fourth amended and restated certificate of incorporation will provide that our authorized capital stock will consist of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. After the completion of the Reclassification and the consummation of this offering, we expect to have              shares (or              shares if the underwriters exercise their option to purchase additional shares in full) of common stock and zero shares of preferred stock outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share of common stock on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote, including the election of directors, and will not have cumulative voting rights.

Dividend Rights

The holders of our common stock will be entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds.

All shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. See “—Preferred Stock.” Provisions of our debt agreements and other contracts, including requirements under our fourth amended and restated certificate of incorporation described elsewhere in this prospectus, may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights

Upon a liquidation or dissolution of the Company, whether voluntary or involuntary and subject to the rights of the holders of any preferred stock, all shares of our common stock will be entitled to share equally in the assets available for distribution to holders of common stock after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters

The holders of our common stock will have no preemptive rights. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Our fourth amended and restated certificate of incorporation and amended and restated bylaws will include certain provisions that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions include:

Stockholder Action by Written Consent

Our fourth amended and restated certificate of incorporation will provide that, prior to the date on which funds affiliated with Apollo cease to beneficially own more than 50% of the outstanding shares of our common stock (the “Triggering Event”), any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by the stockholders having not less than the minimum number of votes necessary to take such action.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws will also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Removal of Directors

Until the Triggering Event, any director may be removed from office at any time, with or without cause, by holders of a majority of the voting power of our outstanding common stock. Our fourth amended and restated certificate of incorporation will provide that, after the Triggering Event, our directors may be removed only for cause by the affirmative vote of at least 66 2⁄3% of the voting power of our outstanding common stock. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Limitation of Officer and Director Liability and Indemnification Agreements

Our fourth amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will provide them with customary indemnification. We expect to enter into indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

Securities Exchange

We intend to apply to list the shares of common stock on a national securities exchange under the symbol “AGS.”

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following summary of the material terms of certain financing arrangements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents.

Senior Secured Credit Facilities

General

On December 20, 2013, the Company entered into our senior secured credit facilities, which consisted of $155.0 million in term loans and a $25.0 million revolving credit facility. On May 29, 2015, the Company entered into incremental facilities for $265.0 million in term loans and on June 1, 2015, the Company entered into an incremental agreement for an additional $15.0 million of incremental revolving commitments. The proceeds of the incremental term loans were used primarily to pay the consideration for the Cadillac Jack acquisition. The term loans will mature on December 20, 2020, and the revolving credit facility will mature on December 20, 2018.

In addition, we may request one or more incremental term loan facilities and/or increase commitments under the revolving facility in an aggregate amount of up to the sum of (x) $25 million plus (y) an additional amount if we attain certain leverage ratios, subject to certain conditions and receipt of commitments by existing or additional lenders.

All borrowings under the revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest Rates and Fees

Borrowings under the senior secured credit facilities bear interest at a rate equal to, at the option of the Company, either (a) a LIBOR rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs, subject to a 1.00% floor in the case of term loans or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate in effect on such day and (iii) the one-month adjusted LIBOR plus 1.00%, in each case plus an applicable margin. The initial applicable margin for borrowings is 8.25% with respect to LIBOR borrowings and 7.25% with respect to base rate borrowings under the term loan facility and the revolving credit facility and swingline borrowings under the revolving credit facility.

As of December 31, 2016, the interest rate for the term loan facility was 9.25%. As of December 31, 2016, the unamortized total of debt discount and deferred financing costs was $15.1 million, which is amortized over the term of the facility using the effective interest method.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee of 0.50% per annum to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. We are also required to pay customary agency fees as well as letter of credit participation fees computed at a rate per annum equal to the applicable margin for LIBOR rate borrowings on the dollar equivalent of the daily stated amount of outstanding letters of credit, plus such letter of credit issuer’s customary documentary and processing fees and charges, and a fronting fee computed at a rate equal to 0.125% per annum on the daily stated amount of each letter of credit.

Amortization and Prepayments

The term loan requires scheduled quarterly payments in annual amounts equal to 0.25% of the original principal amount of the term loan, with the balance paid at maturity. In addition, we are required to prepay outstanding term loan borrowings, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0% if we attain a certain leverage ratios) of our annual excess cash flow (as defined under the senior secured credit facilities);

•	100% of the net cash proceeds of all non-ordinary course asset sales, other dispositions of property or certain casualty events, in each case subject to certain exceptions and provided that we may (a) reinvest within 12 months or (b) commit to reinvest those proceeds and so reinvest such proceeds within 18 months in assets to be used in its business, or certain other permitted investments; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the senior secured credit facilities.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time, without prepayment premium or penalty except in connection with a repricing event, subject to customary “breakage” costs with respect to LIBOR rate loans.

Collateral and Guarantors

The senior secured credit facilities are guaranteed by AP Gaming Holdings, LLC and the material, wholly owned domestic subsidiaries (subject to certain exceptions) of the AP Gaming I, LLC (the “Borrower”). The obligations are secured by a pledge by AP Gaming Holdings, LLC of the Borrower’s equity interest directly held by AP Gaming Holdings, LLC and a pledge of substantially all of the existing and future property and assets of the Borrower and the subsidiary guarantors, subject to certain exceptions. Such security interests will consist of a first-priority lien with respect to the collateral.

Restrictive Covenants and Other Matters

The senior secured credit facilities require the Borrower to maintain a maximum net first lien leverage ratio set at a maximum of 5.5 to 1 beginning with the first quarter ending June 30, 2014.

The senior secured credit facilities contain certain customary affirmative covenants and events of default. The negative covenants in the senior secured credit facilities include, among other things, limitations (none of which are absolute) on the ability of the Company and its restricted subsidiaries to: (i) incur additional debt or issue certain preferred shares; (ii) create liens on certain assets; (iii) make certain loans or investments (including acquisitions); (iv) pay dividends on or make distributions in respect of its capital stock or make other restricted payments; (v) consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets; (vi) sell assets; (vii) enter into certain transactions with affiliates; (viii) enter into sale-leaseback transactions; (ix) change the lines of business; (x) change the Borrower’s fiscal year; and (xi) modify the terms of certain debt or organizational agreements. The events of default include, among others, failure to make payments when due, default under other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments.

PIK Notes

On May 29, 2015, we issued $115.0 million aggregate principal amount of 11.25% Senior Secured PIK Notes due 2021 (the “PIK notes”) in a private offering. The PIK notes bear interest at a rate of 11.25% per year and mature on May 28, 2021. Interest shall be paid semiannually in arrears on June 30 and December 31 of each year in cash, by increasing the principal of the outstanding notes or by issuing new notes (“PIK interest”) for the entire amount of the interest payment or by paying interest partially in cash and partially in PIK interest. On or after May 29, 2016, we may redeem some or all of the PIK notes at a redemption price equal to 100% of the accreted principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

The PIK notes are fully and unconditionally guaranteed by AP Gaming Holdings, LLC. The PIK notes contain certain customary negative covenants and events of default. The negative covenants limit the Company’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness or issue certain preferred shares, create liens on certain assets, pay dividends or prepay junior debt, make certain loans, acquisitions or investments, materially change its business, engage in transactions with affiliates, conduct asset sales, or merge, consolidate, sell or otherwise dispose of all or substantially all of the Company’s assets.

Seller Notes

On December 20, 2013, the Company issued two promissory notes (the “AGS Seller Notes”) to AGS Holdings, LLC, in the amounts of $2.2 million and $3.3 million, to satisfy the conditions set forth in the Acquisition Agreement. At December 31, 2016, notes payable related to the AGS Seller Notes totaled $7.1 million, which includes capitalized interest of $1.6 million. The AGS Seller Notes accrue interest on the unpaid principal balance at 8.5% per annum and are payable semi-annually in arrears on June 30 and December 31, commencing on June 30, 2014. The AGS Seller Notes are required to be prepaid under certain circumstances. Any interest accrued and payable on any interest payment date is paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of this AGS Seller Notes. All principal and interest under the AGS Seller Notes is due and payable on June 18, 2021, the maturity date. The Company may prepay from time to time all or any portion of the outstanding principal balance due under the AGS Seller Notes.

On May 29, 2015, the Company issued a promissory note to Amaya Inc. (the “Amaya Seller Note” and, together with the AGS Seller Notes, the “Seller Notes”) with an initial principal amount of $12.0 million to satisfy the conditions set forth in the stock purchase agreement for the Cadillac Jack Acquisition. The Amaya Seller Note accrues interest on the unpaid principal amount at 5.0% per annum and is payable semi-annually on June 30 and December 31 (and on May 29, 2023, the maturity date of the note), commencing on June 30, 2015. All interest accrued and payable on any interest payment date is paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of the Amaya Seller Note. All principal under the note is due and payable on May 29, 2023. The Amaya Seller Note is required to be prepaid under certain circumstances . The Company may prepay from time to time all or any portion of the outstanding principal balance due under the Amaya Seller Note. The Amaya Seller Note includes certain covenants and events of default that are customary for instruments of this type. At December 31, 2016, the Amaya Seller Note totaled $13.0 million, which includes capitalized interest of $1.0 million.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of the Reclassification and this offering, we will have outstanding an aggregate of              shares of common stock. Of these shares, all of the              shares of common stock to be sold in this offering (or              shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, affiliates of Apollo, certain of our other existing stockholders and all of our directors and executive officers have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of      days from the date of this prospectus, subject to certain exceptions. Please see “Underwriting” for a description of these lock-up provisions. The representatives of the underwriters, in their sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the

then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the              during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Equity Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

After this offering, and subject to the lock-up agreements, affiliates of Apollo will be entitled to certain rights with respect to the registration of their shares of our common stock under the Securities Act after the completion of this offering. For more information, see “Certain Relationships and Related Party Transactions—Security Holders Agreement.” After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, former citizens or former long-term residents of the United States, and Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner of such partnership generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Although we do not anticipate that we will make any distributions on our common stock in the foreseeable future, distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an applicable income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•	you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A)(i) such income or gain is effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, such gain is attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) with respect to gain, we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of our common stock and your holding period for our common stock (subject to the 5% ownership exception set forth above in the second paragraph of “—Sale, Exchange or Other Taxable Disposition of Common Stock).” Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity instruments of U.S. issuers (such as our common stock). The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to dividends made in respect of our common stock. Final Treasury regulations defer this withholding obligation for gross proceeds from dispositions of U.S. common stock until January 1, 2019. To avoid withholding on dividends and gross proceeds, as applicable, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares, as described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions and the per share amount, if any, of dividends declared by us and payable on the shares purchased by them from us other than by exercise of their option to purchase additional shares but not payable on the shares that are subject to that option.

To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        million. We have agreed to reimburse the underwriters for certain expenses, in amount up to $        incurred in connection with the review by the Financial Industry Regulatory Authority, Inc. of the terms of this offering, as set forth in the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on the                      under the trading symbol “AGS.”

We, all of our directors and officers, and certain of our existing stockholders have agreed that, without the prior written consent of                 , we and they will not, during the period ending                      days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

•	whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of , it will not, during the period ending days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters and are subject to other customary exceptions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under their option to purchase additional shares. The underwriters may also sell shares in excess of their option, to purchase additional shares creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. We have agreed to indemnify the several underwriters, including their controlling persons, against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, (1) the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (2) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and (3) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they have received or may receive customary fees and expenses. Certain of the underwriters or their affiliates may have an indirect ownership interest in us through various private equity funds, including funds affiliated with Apollo.

In the ordinary course of business, the underwriters and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and hedging arrangements and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account or for the accounts of their customers, and such investment and securities activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also make investment recommendations, market color or trading ideas or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.                      has acted as counsel for the underwriters.

EXPERTS

The financial statements as of December 31, 2016 and for the year ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AP Gaming Holdco, Inc. at December 31, 2015 and for each of the two years in the period ended December 31, 2015, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Cadillac Jack, Inc. and its subsidiaries as of and for the years ended December 31, 2014 and 2013, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Following careful deliberation and a competitive process among the large accounting firms, on July 6, 2016, the Board of Directors of the Company appointed PricewaterhouseCoopers, LLP (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, effective July 6, 2016.

Also, on July 6, 2016, the Board of Directors dismissed Ernst & Young LLP (“EY”) as its independent registered public accounting firm. EY had served as the Company’s independent registered public accounting firm since 2013.

During the Company’s fiscal years ended December 31, 2015 and 2014 and in the subsequent interim period through July 6, 2016, the date of EY’s dismissal, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure any of which that, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of any such disagreement in connection with its reports.

In connection with the audit of the Company’s financial statements during each of the two years ended December 31, 2015 and December 31, 2014, and in the subsequent interim period through July 6, 2016, there was a “reportable event,” as that term is described in Item 304(a)(1)(v) of Regulation S-K related to a material weakness in the Company’s internal control over financial reporting as disclosed in the Company’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014 and as of December 31, 2013. The Company’s management concluded that as of December 31, 2013, March 31, 2014 and June 30, 2014, the Company’s internal control over financial reporting was not effective because of the existence of a material weakness related to the Company’s controls over the application of lease accounting principles to the initial direct costs incurred related to our operating leases and the useful lives of certain gaming machines deployed under operating lease arrangements. The Company determined this control deficiency represented a material weakness in its internal control over financial reporting.

While the deficiency in this instance did not result in a material misstatement of our financial statements, it was possible there could have been a material misstatement if the control deficiency was not remediated. Accordingly, management determined this control deficiency was remediated as of December 31, 2014, through the efforts disclosed in the Company’s Annual Report on Form 10-K for the year-ended December 31, 2014.

EY’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2015 and 2014, did not contain an adverse opinion or disclaimer of opinion, and EY’s audit reports were not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided EY with a copy of this prospectus prior to its filing with the SEC and requested EY to furnish to the Company a letter addressed to the SEC stating whether it agrees with the statements made above. A copy of EY’s letter dated April 13, 2017 is attached as Exhibit 16.1 to this registration statement.

During the Company’s fiscal years ended December 31, 2015 and 2014, and the subsequent interim period through July 6, 2016, neither the Company, nor anyone on its behalf, consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements; and as such, no written report or oral advice was provided, and none was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issues; or (ii) any matter that was either the subject of a “disagreement” or a “reportable event” (within the meaning of Item 304(a)(1)(iv) and Item 304(a)(1)(v) of Regulation S-K, respectively).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once this offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of AP Gaming Holdco, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations and comprehensive loss, of changes in stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of AP Gaming Holdco, Inc. and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6 to the consolidated financial statements, the Company changed the manner in which it presents debt issuance costs in 2016.

/s/ PricewaterhouseCoopers LLP

Las Vegas, Nevada

March 10, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

AP Gaming Holdco, Inc.

We have audited the accompanying consolidated balance sheet of AP Gaming Holdco, Inc. (the Company) as of December 31, 2015, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for the years ended December 31, 2015 and 2014. Our audits also included the financial statement schedules listed in the Index at item 15(a)2. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AP Gaming Holdco, Inc. as of December 31, 2015, and the consolidated results of its operations and its cash flows for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Las Vegas, Nevada

March 9, 2016

AP GAMING HOLDCO, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$17,977	$35,722
Restricted cash	100	100
Accounts receivable, net of allowance of $1,972 and $113, respectively	24,035	23,653
Inventories	10,729	7,087
Prepaid expenses	2,609	4,642
Deposits and other	3,052	2,440

Total current assets	58,502	73,644

Property and equipment, net	67,926	66,699
Goodwill	251,024	253,851
Deferred tax asset	9	37
Intangible assets	232,877	290,356
Other assets	23,754	26,560

Total assets	$634,092	$711,147

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$8,790	$4,776
Accrued liabilities	17,702	18,254
Current maturities of long-term debt	6,537	6,919

Total current liabilities	33,029	29,949

Long-term debt	547,238	533,290
Deferred tax liability—noncurrent	6,957	15,347
Other long-term liabilities	30,440	32,024

Total liabilities	617,664	610,610

Commitments and contingencies (Note 14)
Stockholders’ equity
Preferred stock at $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock at $0.01 par value; 30,000,100 shares authorized; 100 Class A Shares issued and outstanding at December 31, 2016 and 2015, and 14,931,529 Class B Shares issued and outstanding at December 31, 2016 and 2015.	149	149
Additional paid-in capital	177,276	177,276
Accumulated deficit	(156,451)	(75,077)
Accumulated other comprehensive (loss) income	(4,546)	(1,811)

Total stockholders’ equity	16,428	100,537

Total liabilities and stockholders’ equity	$634,092	$711,147

The accompanying notes are an integral part of these consolidated financial statements.

AP GAMING HOLDCO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(amounts in thousands, except per share data)

	Year ended December 31,
	2016	2015	2014
Revenues
Gaming operations	$154,857	$117,013	$68,981
Equipment sales	11,949	6,279	3,159

Total revenues	166,806	123,292	72,140

Operating expenses
Cost of gaming operations(1)	26,736	23,291	14,169
Cost of equipment sales(1)	6,237	1,548	1,607
Selling, general and administrative	46,108	40,088	19,456
Research and development	21,346	14,376	4,856
Write downs and other charges	3,262	11,766	7,068
Depreciation and amortization	80,181	61,662	33,405

Total operating expenses	183,870	152,731	80,561

Loss from operations	(17,064)	(29,439)	(8,421)
Other expense (income)
Interest expense	59,963	41,642	17,235
Interest income	(57)	(82)	(42)
Other expense (income)	7,404	3,635	573

Loss before income taxes	(84,374)	(74,634)	(26,187)
Income tax benefit (expense)	3,000	36,089	(2,189)

Net loss	(81,374)	(38,545)	(28,376)
Foreign currency translation adjustment	(2,735)	(2,099)	289

Total comprehensive loss	$(84,109)	$(40,644)	$(28,087)

Basic and diluted loss per common share:
Basic	$(5.45)	$(2.98)	$(2.84)
Diluted	$(5.45)	$(2.98)	$(2.84)
Weighted average common shares outstanding:
Basic	14,932	12,918	10,000
Diluted	14,932	12,918	10,000

(1)	exclusive of depreciation and amortization

The accompanying notes are an integral part of these consolidated financial statements.

AP GAMING HOLDCO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN

STOCKHOLDERS’ EQUITY

(in thousands)

	AP Gaming Holdco Inc.
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total Stockholders’ Equity
Balance at January 1, 2014	100	$99,900	$(8,156)	$(1)	$91,843

Net loss	—	—	(28,376)	—	(28,376)
Foreign currency translation adjustment	—	—	—	289	289

Balance at December 31, 2014	100	99,900	(36,532)	288	63,756

Net loss	—	—	(38,545)	—	(38,545)
Foreign currency translation adjustment	—	—	—	(2,099)	(2,099)
Issuance of common stock	49	77,376	—	—	77,425

Balance at December 31, 2015	149	177,276	(75,077)	(1,811)	100,537

Net loss	—	—	(81,374)	—	(81,374)
Foreign currency translation adjustment	—	—	—	(2,735)	(2,735)

Balance at December 31, 2016	149	$177,276	$(156,451)	$(4,546)	$16,428

The accompanying notes are an integral part of these consolidated financial statements.

AP GAMING HOLDCO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net loss	$(81,374)	$(38,545)	$(28,376)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	80,181	61,662	33,405
Accretion of contract rights under development agreements and placement fees	4,702	496	58
Amortization of deferred loan costs and discount	3,542	2,446	1,242
Payment-in-kind interest capitalized	15,396	8,507	481
Provision (benefit) for bad debts	2,290	106	(450)
Imputed interest income	—	(18)	(36)
Loss on disposition of assets	1,149	1,439	1,936
Impairment of assets	4,749	4,989	2,475
(Benefit) provision of deferred income tax	(7,998)	(38,645)	2,189
Changes in assets and liabilities that relate to operations:
Accounts receivable	(3,191)	(342)	(973)
Inventories	307	1,144	806
Prepaid expenses	2,021	(1,466)	(1,349)
Deposits and other	(315)	11,531	(241)
Other assets, non-current	467	869	(1,476)
Accounts payable and accrued liabilities	12,567	(4,770)	2,791

Net cash provided by (used in) operating activities	34,493	9,403	12,482

Cash flows from investing activities
Business acquisitions, net of cash acquired	—	(374,347)	(10,345)
Collection of notes receivable	—	323	205
Change in Canadian tax receivable	—	—	(154)
Purchase of intangible assets	(1,311)	(6,102)	(9,259)
Software development and other expenditures	(6,526)	(6,476)	(5,127)
Proceeds from disposition of assets	87	29	569
Purchases of property and equipment	(32,879)	(15,277)	(9,811)

Net cash used in investing activities	(40,629)	(401,850)	(33,922)

Cash flows from financing activities
Borrowings under the revolving facility	—	11,500	10,000
Repayments under the revolving facility	—	(21,500)	—
Proceeds from issuance of debt	—	369,400	—
Payments on debt	(6,987)	(4,743)	(2,036)
Payment of previous acquisition obligation	(1,125)	(10,000)	—
Payment of financed placement fee obligations	(3,516)	—	—
Repurchase of shares issued to management	(50)	(1,277)	—
Proceeds from issuance of common stock	—	77,425	—
Proceeds from employees in advance of common stock issuance	75	579	1,969
Payment of deferred loan costs	—	(3,837)	(73)

Net cash provided by financing activities	(11,603)	417,547	9,860
Effect of exchange rates on cash and cash equivalents	(6)	(58)	518

Increase (decrease) in cash and cash equivalents	(17,745)	25,042	(11,062)
Cash and cash equivalents, beginning of period	35,722	10,680	21,742

Cash and cash equivalents, end of period	$17,977	$35,722	$10,680

Supplemental cash flow information:
Cash paid during the period for interest	$40,060	$30,203	$15,315

Cash paid during the period for taxes	$1,247	$840	$—

Non-cash investing and financing activities:
Non-cash consideration given in business acquisitions	$—	$17,233	$11,500

Financed placement fees	$—	$12,391	$—

Financed purchase property and equipment	$2,662	$5,800	$2,717

The accompanying notes are an integral part of these consolidated financial statements.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

AP Gaming Holdco, Inc. (the “Company,” “AP Gaming,” “we,” “us,” or “our”) is a leading designer and supplier of gaming products and services for the gaming industry. We operate in legalized gaming markets across the globe and provide state-of-the-art, value-add products in three distinct segments: Electronic Gaming Machines (“EGM”), which includes server-based systems and back-office systems that are used by Class II Native American and Mexican gaming jurisdictions and Class III Native American, commercial and charity jurisdictions; Table Products (“Table Products”), which includes live felt table games, side bets and progressives as well as our newly introduced card shuffler, “DEX”; and Interactive Social Casino Games(“Interactive”), which provides social casino games on desktop and mobile devices. Each segment’s activities include the design, development, acquisition, manufacturing, marketing, distribution, installation and servicing of a distinct product line.

The Company filed a Registration Statement on Form 10 on December 12/19/2013, which went effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 19, 2013.

Electronic Gaming Machines

Our EGM segment offers a selection of video slot titles developed for the global marketplace, which currently includes ICON, Halo, Colossal Diamonds cabinet (“Big Red”), and Orion. In addition to providing complete EGM units, we offer conversion kits that allow existing game titles to be converted to other game titles offered within that operating platform.

Table Products

Our table products products include live proprietary table products and side bets, as well as ancillary table products. Products include both internally developed and acquired proprietary table products, side bets, and table technology related to blackjack, poker, baccarat, craps and roulette. We have acquired a number of popular brands, including In-Bet, Buster Blackjack, Double Draw Poker and Criss Cross Poker that are based on traditional well-known public domain games such as blackjack and poker; however, these proprietary games provide intriguing betting options that offer more excitement and greater volatility to the player, ultimately enhancing our casino customers’ profitability. Our Tornado product is unique in that it allows players to control the spin of the roulette ball by pressing a remote ball activation device. We believe this mechanism enhances player interaction without altering traditional roulette rules and procedures; similarly, our Double Ball Roulette game creates a unique game experience by allowing players to use two balls instead of one.

Interactive

Our social gaming products are primarily delivered through our mobile apps, Lucky Play Casino and Vegas Fever. The apps contain several game titles available for consumers to play for fun and with coins that they purchase through the app. Some of our most popular social games include content that is also popular in land-based settings such as Colossal Diamonds, So Hot, and Monkey in the Bank.

Principles of Consolidation

The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

in the consolidated financial statements for the previous years have been reclassified to be consistent with the current year presentation. These reclassifications had no effect on the previously reported net loss.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make decisions based upon estimates, assumptions, and factors considered relevant to the circumstances. Such decisions include the selection of applicable accounting principles and the use of judgment in their application, the results of which impact reported amounts and disclosures. Changes in future economic conditions or other business circumstances may affect the outcomes of the estimates and assumptions. Accordingly, actual results could differ materially from those anticipated.

Revenue Recognition

Gaming Operations

Gaming operations revenue is earned by providing customers with gaming machines, gaming machine content licenses, back-office equipment and linked progressive systems, which are collectively referred to as gaming equipment, under participation arrangements. The participation arrangements convey the right to use the equipment (i.e. gaming machines and related integral software) for a stated period of time and are accounted for as operating leases. Under these arrangements, the Company retains ownership of the gaming equipment installed at customer facilities and receives either revenue based on a percentage of the win per day generated by the gaming equipment or a daily fee. The majority of the Company’s leases require the Company to provide maintenance throughout the entire term of the lease. In some cases, a performance guarantee exists that, if not met, requires the Company to replace or remove the gaming machines from the customer’s floor. Whether contractually required or not, the Company develops and provides new gaming titles throughout the life of the lease. Certain arrangements require a portion of the facility’s win per day to be set aside to be used to fund facility-specific marketing, advertising, promotions and service. These amounts are offset against gaming revenue. Gaming operations revenue is also earned from the licensing of table product content and is earned and recognized on a fixed monthly rate. Our social gaming products earn revenue from the sale of virtual coins or chips, which is recorded when the purchased coins or chips are used by the customer.

Equipment Sales

Revenues from the stand-alone product sales or separate accounting units are recorded when:

•	Pervasive evidence of an arrangement exists;

•	The sales price is fixed and determinable;

•	Delivery has occurred and services have been rendered; and

•	Collectability is reasonably assured.

Equipment sales are generated from the sale of gaming machines and licensing rights to game content software that is installed in the gaming machine, parts, and other ancillary equipment. Also included within the deliverables are delivery, installation and training, all of which occur within a few days of arriving at the customer location. Gaming equipment sales do not include maintenance beyond a standard warranty period. The recognition of revenue from the sale of gaming devices occurs as title and risk of loss have passed to the customer and all other revenue recognition criteria have been satisfied. As the combination of game content software and the tangible gaming device function together to deliver the product’s essential functionality, revenue from the sale of gaming devices is recognized under U.S. GAAP revenue recognition guidance.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of deposits held at major banks and other marketable securities with original maturities of 90 days or less.

Restricted Cash

Restricted cash amounts represent funds held in escrow as collateral for the Company’s surety bonds for various gaming authorities and funds held to ensure the availability of funds to pay wide-area progressive jackpot awards.

Receivables, Allowance for Doubtful Accounts

Accounts receivable are stated at face value less an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts related to accounts receivable and notes receivable, which are non-interest bearing, deemed to have a high risk of collectability. The Company reviews the accounts receivable and notes receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company analyzes historical collection trends and changes in the customers’ payment patterns, customer concentration, and credit worthiness when evaluating the adequacy of the allowance for doubtful accounts. A large percentage of receivables are with Native American tribes and the Company has concentrations of credit risk with several tribes. The Company includes any receivable balances that are determined to be uncollectible in the overall allowance for doubtful accounts. Changes in the assumptions or estimates reflecting the collectability of certain accounts could materially affect the allowance for both accounts and notes receivable.

The following provides financial information concerning the change in our allowance for doubtful accounts (in thousands):

	Allowance for Accounts Receivables Year ended December 31, 2016
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Accounts receivable, current	$113	$(431)	$—	$2,290	$1,972

	Allowance for Accounts Receivables Year ended December 31, 2015
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Accounts receivable, current	$29	$(22)	$—	$106	$113

	Allowance for Accounts Receivables Year ended December 31, 2014
	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Accounts receivable, current	$9	$(36)	$—	$56	$29

Inventories

Inventories consist primarily of parts and supplies that are used to repair and maintain machinery and equipment. Inventories are stated at the lower of cost or market. Cost of inventories is determined using the first-in, first-out (“FIFO”) method for all components of inventory. The Company regularly reviews inventory quantities and updates estimates for the net realizable value of inventories. This process includes examining the

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

carrying values of parts and ancillary equipment in comparison to the current fair market values for such equipment (less costs to sell or dispose). Some of the factors involved in this analysis include the overall levels of the inventories, the current and projected sales levels for such products, the projected markets for such products and the costs required to sell the products, including refurbishment costs. Changes in the assumptions or estimates could materially affect the inventory carrying value.

Property and Equipment

The cost of gaming equipment, consisting of fixed-base player terminals, file servers and other support equipment as well as other property and equipment, is depreciated over their estimated useful lives, using the straight-line method for financial reporting. Repairs and maintenance costs are expensed as incurred. The Company routinely evaluates the estimated lives used to depreciate assets. The estimated useful lives are as follows:

Gaming equipment	3 to 6 years
Other property and equipment	3 to 6 years

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Impairment losses are estimated when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’ carrying amount.

When the estimated undiscounted cash flows are not sufficient to recover the asset’s carrying amount, an impairment loss is measured to the extent the fair value of the asset is less than its carrying amount.

The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future cash flows expected to be generated by the asset. The Company’s policy is to impair, when necessary, excess or obsolete gaming machines on hand that it does not expect to be used. Impairment is based upon several factors, including estimated forecast of gaming machine demand for placement into casinos. While the Company believes that the estimates and assumptions used in evaluating the carrying amount of these assets are reasonable, different assumptions could affect either the carrying amount or the estimated useful lives of the assets, which could have a significant impact on the results of operations and financial condition.

Intangible Assets

The Company reviews its identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized for identifiable intangibles, other than goodwill, when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets’ carrying amount.

When the estimated undiscounted cash flows are not sufficient to recover the intangible asset’s carrying amount, an impairment loss is measured to the extent the fair value of the asset is less than its carrying amount.

Certain trade names have an indefinite useful life and the Company tests these trade names for possible impairment at least annually, on October 1, or whenever events or changes in circumstances indicate that the carrying value may be impaired. We perform a qualitative assessment to determine if it is more likely than not that the fair value of the asset is less than its carrying amount. If we believe, as a result of our qualitative assessment, that it is more likely than not that the fair value of the asset is less than its carrying amount, the quantitative impairment test is required.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Costs of Computer Software

Internally developed gaming software represents the Company’s internal costs to develop gaming titles to utilize on the Company’s gaming machines. Internally developed gaming software is stated at cost and amortized over the estimated useful lives of the software, using the straight-line method. Software development costs are capitalized once technological feasibility has been established and are amortized when the software is placed into service. The computer software we develop reaches technological feasibility when a working model of the computer software is available. Any subsequent software maintenance costs, such as bug fixes and subsequent testing, are expensed as incurred. Discontinued software development costs are expensed when the determination to discontinue is made. Software development costs are amortized over the expected life of the title or group of titles, if applicable, to amortization expense.

On a quarterly basis, or more frequently if circumstances warrant, the Company compares the net book value of its internally developed computer software to the net realizable value on a title or group of title basis. The net realizable value is determined based upon certain assumptions, including the expected future revenues and net cash flows of the gaming titles or group of gaming titles utilizing that software, if applicable.

Goodwill

The excess of the purchase price of an acquired business over the estimated fair value of the assets acquired and the liabilities assumed is recorded as goodwill. The Company tests for possible impairment of goodwill at least annually, on October 1, or when circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company has the option to begin with a qualitative assessment, commonly referred to as “Step 0”, to determine whether it is more likely than not that the reporting unit’s fair value of goodwill is less than its carrying value. This qualitative assessment may include, but is not limited to, reviewing factors such as the general economic environment, industry and market conditions, changes in key assumptions used since the most recently performed valuation and overall financial performance of the reporting units. If the Company determines that it is more likely than not that a reporting unit’s fair value is less than its carrying value, the Company performs a quantitative goodwill impairment analysis, and depending upon the results of that measurement, the recorded goodwill may be written down and charged to income from operations when its carrying amount exceeds its estimated fair value.

Acquisition Accounting

The Company applies the provisions of ASC 805, “Business Combinations”(ASC 805), in accounting for business acquisitions. It requires us to recognize separately from goodwill the fair value of assets acquired and liabilities assumed on the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Significant estimates and assumptions are required to value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable. These estimates are inherently uncertain and subject to refinement and typically include the calculation of an appropriate discount rate and projection of the cash flows associated with each acquired asset. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Fair Value of Financial Instruments

The Company applies the provisions of ASC 820, “Fair Value Measurements” (ASC 820) to its financial assets and liabilities. Fair value is defined as a market-based measurement intended to estimate the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. ASC 820 also established a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. These inputs are categorized as follows:

•	Level 1—quoted prices in an active market for identical assets or liabilities;

•	Level 2—quoted prices in an active market for similar assets or liabilities, inputs other than quoted prices that are observable for similar assets or liabilities, inputs derived principally from or corroborated by observable market data by correlation or other means; and

•	Level 3—valuation methodology with unobservable inputs that are significant to the fair value measurement.

The carrying values of the Company’s cash and cash equivalents, restricted cash, receivables and accounts payable approximate fair value because of the short term maturities of these instruments. The fair value of our long-term debt is based on the quoted market prices for similar issues (Level 2 inputs). The estimated fair value of our long-term debt was $557.8 million and $529.2 million as of December 31, 2016 and 2015, respectively.

Accounting for Income Taxes

We conduct business globally and are subject to income taxes in U.S. federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain income tax positions and income tax payment timing.

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Taxes on income of our foreign subsidiaries are provided at the tax rates applicable to the tax jurisdictions in which they are located. Future tax benefits are recognized to the extent that realization of those benefits is considered more likely than not and a valuation allowance is established for deferred tax assets which do not meet this threshold.

The recoverability of certain deferred tax assets is based in part on estimates of future income and the timing of temporary differences, and the failure to fully realize such deferred tax assets could result in a higher tax provision in future periods.

We apply the accounting guidance to our uncertain tax positions and under the guidance, we may recognize a tax benefit from an uncertain position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the issue. The amount recognized in the financial statements is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement.

We are required to make significant judgments when evaluating our uncertain tax positions and the related tax benefits. We believe our assumptions are reasonable; however, there is no guarantee that the final outcome of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

the related matters will not differ from the amounts reflected in our income tax provisions and accruals. We adjust our liability for uncertain tax positions based on changes in facts and circumstances such as the closing of a tax audit or changes in estimates. Our income tax provision may be impacted to the extent that the final outcome of these tax positions is different than the amounts recorded.

Contingencies

The Company assesses its exposures to loss contingencies including claims and legal proceedings and accrues a liability if a potential loss is considered probable and the amount can be estimated. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, if the actual loss from a contingency differs from management’s estimate, there could be a material impact on the results of operations or financial position. Operating expenses, including legal fees, associated with contingencies are expensed when incurred.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable, net. Cash equivalents are investment-grade, short-term debt instruments consisting of treasury bills which are maintained with high credit quality financial institutions under repurchase agreements. Cash and cash equivalents are in excess of Federal Deposit Insurance Corporation (“FDIC”) insurance limits. As of December 31, 2016 and 2015, the Company did not have cash equivalents.

Revenue from gaming operations is concentrated in the Class II gaming and casino industry, primarily located in Oklahoma. For the years ended December 31, 2016, 2015 and 2014, approximately 15%, 20% and 30% of our gaming revenue was derived from one customer, respectively. Another customer accounted for approximately 10% of our gaming operations revenue for the year ended December 31, 2016, with no concentrations noted for the years ended December 31, 2015 and 2014. For the year ended December 31, 2016, approximately 10% of our gaming revenue was derived in Mexico. For the years ended December 31, 2015 and 2014, the company did not have a concentration of revenue from Mexico exceeding 10%. The Company had one customer with accounts receivable, net equaling approximately 10% of total outstanding accounts receivable, net at December 31, 2016 and none at December 31, 2015 and 2014.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars at the period end rate of exchange for asset and liability accounts and the weighted average rate of exchange for income statement accounts. The effects of these translations are recorded as a component of accumulated other comprehensive (loss) income in stockholders’ equity.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the year ended December 31, 2016, 2015 and 2014 were $0.7 million, $0.2 million and $0.3 million, respectively.

Research and Development

Research and development costs related primarily to software product development costs and is expensed as incurred until technological feasibility has been established. Employee related costs associated with product development are included in research and development.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued an accounting standards update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which clarifies the principles for recognizing revenue from contracts with customers. The amendment outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. The amendment also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 to annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2017. The ASU may be adopted using either a full retrospective transition method or a modified retrospective transition method and will be adopted by the Company on January 1, 2018. The Company does not expect adoption of the new revenue standards to have a material impact on its consolidated financial statements as the majority of our revenue is recognized under lease accounting guidance.

In June 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period. The amendments clarify the proper method of accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. This ASU requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The Company adopted the guidance in the current year and it did not have a material effect on our financial condition, results of of operations or cash flows.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. The ASU requires management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, consolidated in the aggregate, indicate that it is probable that an entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. Currently, there is no guidance in U.S. GAAP for management’s responsibility to perform an evaluation. Under the update, management’s evaluation is to be performed when preparing financial statements for each annual and interim reporting period and based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The Company adopted the guidance on January 1, 2016 and it did not have a material effect on our financial condition, results of operations or cash flows.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement-Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU 2015-01 eliminates from GAAP the concept of extraordinary items. The presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that were previously classified as extraordinary. ASU 2015-01 is effective for the Company on January 1, 2016, with earlier adoption permitted using either a prospective or retrospective method. This ASU did not have a material effect on our financial condition, results of operations or cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 intends to simplify the presentation of debt issuance costs by requiring that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. In August 2015, the FASB issued ASU 2015-15 which clarifies that the guidance issued in April 2015 does not apply to line-of-credit arrangements. According to ASU 2015-15, line-of-credit arrangements will continue to present debt issuance costs as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company adopted the guidance on January 1, 2016, with retrospective application in the accompanying Condensed Consolidated Balance Sheet at December 31, 2015. This change in accounting principle resulted in net deferred financing costs of $7.8 million incurred in connection with the issuance of the Company’s long-term debt (excluding revolving credit facilities) at December 31, 2015 being reclassified as a direct reduction of the long-term debt balance. The presentation of the net deferred financing costs incurred in connection with the issuance of the Company’s revolving credit facilities as of December 31, 2015, are not affected by the adoption of this new accounting guidance and are included in other assets in the accompanying Consolidated Balance Sheet.

In July 2015, the FASB issued ASU No. 2015-11, Inventory: Simplifying the Measurement of Inventory. ASU 2015-11 changes the criteria for measuring inventory within the scope of the ASU. Inventory will now be measured at the lower of cost and net realizable value, while the concept of market value will be eliminated. The ASU defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The ASU will be effective for the Company beginning on January 1, 2017. The Company does not expect the provisions of the ASU to have a material effect on our financial condition, results of operations or cash flows.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 eliminates the requirement to retrospectively apply adjustments made to provisional amounts recognized in a business combination. It requires that an acquirer recognize and disclose adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined, which should be calculated as if the accounting had been completed at the acquisition date. The Company adopted the guidance on January 1, 2016. The amendments in this ASU was applied prospectively to adjustments to provisional amounts that occur after the effective date of this ASU with earlier application permitted for financial statements that have not been issued. This guidance did not have a material effect on our financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 intends to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption of this guidance is expected to result in a significant portion of our operating leases, where we are the lessee, to be recognized on our Consolidated Balance Sheets. The guidance requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years with earlier adoption permitted. The Company is currently evaluating the provisions of the amendment and the impact on its future consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). ASU 2016-15 intends to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

fiscal years. Early adoption is permitted. The Company does not expect the provisions of ASU 2016-15 to have a material effect on our financial condition, results of operations or cash flows.

NOTE 2. ACQUISITIONS

Cadillac Jack

On May 29, 2015, the Company acquired 100% of the equity of Amaya Americas Corporation (“Cadillac Jack”), a leading provider of Class II gaming machines for the North American tribal gaming market, with key regions of operation within Alabama, Mexico, and Wisconsin. This acquisition is expected to create growth opportunities in Class II and Class III jurisdictions and expands the Company’s geographic footprint. The combined management teams are complementary and possess years of combined experience that is expected to allow us to effectively grow and improve our business.

The acquisition was funded primarily from cash proceeds of incremental borrowings on our existing term loans, the issuance of senior secured PIK notes, as described in Note 6, and the issuance of additional common stock, as described in Note 7. The consideration also included a promissory note to the seller, Amaya Inc., for $12.0 million, as described in Note 6, as well as a contingent receivable that was recorded at its estimated fair value on the date of the acquisition. The contingent receivable is related to a clause in the stock purchase agreement allowing for a refund of up to $25.0 million if certain deactivated gaming machines in Mexico are not in operation by November 29, 2016. As of December 31, 2016 the estimated fair value of the contingent receivable is recorded in other long-term liabilities and it is expected to be resolved with Amaya, Inc. in Q1 2017 through a partial reduction of the $12.0 million note. Subsequent to December 31, 2016, the Company reached an agreement in substance with Amaya, Inc. regarding the amount to be received and we expect the agreement to be signed by both parties in March 2017.

The following summarizes the consideration paid for Cadillac Jack (in thousands):

Contractual cash purchase price adjusted for working capital	$369,760
Seller note	12,000
Contingent receivable	(1,300)

Total consideration	$380,460

We have recorded Cadillac Jack’s assets acquired and liabilities assumed based on our estimates of their fair values at the acquisition date. The determination of the fair values of the assets acquired and liabilities assumed (and the related determination of estimated lives of depreciable and amortizable tangible and identifiable intangible assets) requires significant judgment and estimates. The estimates and assumptions used include the projected timing and amount of future cash flows and discount rates that reflect risk inherent in the future cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The allocation of the purchase price to the estimated fair values of the assets acquired and the liabilities assumed was as follows (in thousands):

At May 29, 2015
Currents assets(1)	$34,871
Property and equipment	29,634
Goodwill	171,497
Intangible assets	199,752
Other long-term assets	23,828

Total assets	459,582
Current liabilities	8,636
Deferred tax liability non-current	51,486
Other long-term liabilities	19,000

Total equity purchase price	$380,460

(1)	Current assets includes $4.2 million of cash acquired.

Based on our estimates, the total consideration exceeded the aggregate estimated fair value of the acquired assets and assumed liabilities at the acquisition date and has been recorded as goodwill. We attribute this goodwill to our enhanced financial scale and geographic diversification, opportunities for synergies, assembled workforce and other strategic benefits. None of the goodwill associated with the acquisition is deductible for income tax purposes and, as such, no deferred taxes have been recorded related to goodwill.

We included an estimated value of $8.3 million in current assets above and in deposits and other in the consolidated balance sheet related to the value of stock options held by employees of Cadillac Jack. The stock options entitled the holder to purchase shares of Amaya Inc., the former global parent of Cadillac Jack, based on the holder’s continued employment at Cadillac Jack through the vesting date, which was November 29, 2015.

Our estimates of the fair values of depreciable tangible assets are as follows (in thousands):

	Fair values at May 29, 2015	Average remaining useful life (in years)
Gaming equipment	$23,065	1—5
Other property and equipment	6,569	2—3

Total property and equipment	$29,634

Our estimates of the fair values of identifiable intangible assets are as follows (in thousands):

	Fair values at May 29, 2015	Average remaining useful life (in years)
Trade names	$3,000	5
Brand names	10,600	3—5
Customer relationships	107,000	5—12
Gaming software and technology platforms	79,152	2—7

Total intangible assets	$199,752

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fair value of gaming equipment and other personal property assets as well as the fair value of gaming content software was primarily determined using cost approaches in which we determined an estimated reproduction or replacement cost, as applicable.

The estimated fair values of acquired trade names, brand names and gaming technology platforms was primarily determined using the royalty savings method, which is a risk-adjusted discounted cash flow approach. The gaming technology platforms include $30.0 million of in-process research and development. The royalty savings method values an intangible asset by estimating the royalties saved through ownership of the asset. The royalty savings method requires identifying the future revenue that would be impacted by the trade name or intellectual property (or royalty-free rights to the assets), multiplying it by a royalty rate deemed to be avoided through ownership of the asset and discounting the projected royalty savings amounts back to the acquisition date. The royalty rate used in such valuation was based on a consideration of market rates for similar categories of assets.

The estimated fair values of customer relationships was determined using the excess earnings method, which is a risk-adjusted discounted cash flow approach that determines the value of an intangible asset as the present value of the cash flows attributable to such asset after excluding the proportion of the cash flows that are attributable to other assets. The contribution to the cash flows that are made by other assets—such as fixed assets, working capital, workforce and other intangible assets—was estimated through contributory asset capital charges. The value of the acquired customer relationship asset is the present value of the attributed post-tax cash flows, net of the post-tax return on fair value attributed to the other assets.

The estimated fair value of deferred income taxes was determined by applying the appropriate enacted statutory tax rate to the temporary differences that arose on the differences between the financial reporting value and tax basis of the assets acquired and liabilities assumed. We recorded liabilities for estimated uncertain tax positions in other long-term liabilities and a related indemnification receivable in other long-term assets.

The revenue and net loss of Cadillac Jack from the acquisition date through December 31, 2015, are presented below and are included in our consolidated statements of operations and comprehensive loss. These amounts are not necessarily indicative of the results of operations that Cadillac Jack would have realized if it had continued to operate as a stand-alone company during the period presented, primarily due to the elimination of certain headcount and administrative costs since the acquisition date resulting from integration activities or due to costs that are now reflected in our unallocated corporate costs and not allocated to Cadillac Jack.

From May 29, 2015 through December 31, 2015
Revenue	$46,075

Net loss	$17,133

The following unaudited pro forma statements of operations give effect to the Cadillac Jack acquisition as if it had been completed on January 1, 2014. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of what the operating results actually would have been during the periods presented had the acquisition been completed on January 1, 2014. In addition, the unaudited pro forma financial information does not purport to project future operating results. This information is preliminary in nature and subject to change based on final purchase price adjustments. The pro forma statements

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

of operations do not reflect: (1) any anticipated synergies (or costs to achieve synergies) or (2) the impact of non-recurring items directly related to the Cadillac Jack acquisition.

	Year ended December 31,
	2015	2014
Revenue	$156,110	$160,341

Net loss	$54,682	$83,709

Gamingo Limited

On June 15, 2015, the Company purchased 100% of the equity of Gamingo Limited (formerly known as “RocketPlay”, currently known as “AGSi”), a leading gaming company developing social casino titles for mobile devices. With primary offices in San Francisco and Tel Aviv, AGSi’s flagship product, Lucky Play Casino, gives players a casino-quality experience with EGMs, table products, tournaments, and live events. The total consideration of $8.8 million includes an estimated $5.0 million of contingent consideration that is payable based on the operating results of AGSi during a twelve-month measurement period that ended on December 31, 2016. The amount of the contingent consideration recorded was estimated at the purchase date and is subject to change based on changes in the estimated operating results of AGSi and has been recorded in other long-term liabilities in the consolidated balance sheet. As of December 31, 2015 the recorded value of the contingent consideration was written off in full to write downs and other charges based on the estimated fair value on that date.

We have recorded AGSi’s assets acquired and liabilities assumed based on our preliminary estimates of their fair values at the acquisition date. The allocation of the consideration given was allocated to the estimated fair values of the assets acquired and the liabilities assumed, which primarily included $4.9 million of goodwill and $4.2 million of identifiable intangible assets to be amortized over a weighted average period of 3 years.

Intellectual Property Acquisitions

During the quarter ended September 30, 2015, the Company acquired certain intangible assets related to the purchase of table products and table product related intellectual property. Some of the acquisitions were accounted for as an acquisition of a business and the assets acquired and liabilities assumed were measured based on our preliminary estimates of their fair values at the acquisition dates. The total consideration of $10.0 million includes an estimated $1.5 million of contingent consideration that is payable periodically based on a percentage of product revenue earned on the related table products. The amount of the contingent consideration recorded was estimated at the purchase date and is subject to change based on changes in the estimated product revenue and has been recorded in other long-term liabilities in the consolidated balance sheet. The consideration was allocated primarily to goodwill for $3.4 million and intangible assets for $5.7 million, which will be amortized over a weighted average period of 8.5 years.

2014 Acquisitions

On May 6, 2014, the Company purchased 100% of the equity of C2 Gaming, LLC (“C2 Gaming”) for $23.3 million in cash, subject to terms outlined in the equity purchase agreement (the “C2 Acquisition Agreement”). C2 Gaming is an innovative manufacturer and developer of EGMs based in Las Vegas, Nevada. The purchase was expected to provide for the distribution of C2 Gaming’s platform and content to an increased number of markets in the United States. The acquisition was funded by an initial cash payment and an agreement to pay the sellers $9.0 million on the one-year anniversary of the closing of the acquisition, which was paid during the quarter ended June 30, 2015. The acquisition also included an amount of contingent consideration of

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

$3.0 million that was payable upon the satisfaction of certain milestones, including the submission and approval of video slot platforms to various jurisdictions as outlined in the C2 Acquisition Agreement.

The following summarizes the consideration paid for C2 Gaming (in thousands):

Paid at close	$11,000
One-year payment	9,000
Contingent consideration	3,000
Working capital adjustment	273

Total consideration	$23,273

During the year ended December 31, 2014, the Company paid $0.5 million of the contingent consideration. In May 2015, the C2 Acquisition Agreement was amended to reduce the remaining contingent consideration liability of $2.5 million to $2.1 million and to acknowledge that the milestones of the C2 Acquisition Agreement were satisfied. In July 2015, the Company paid $1.0 million of the contingent consideration, reducing the balance to $1.1 million, which was paid in January 2016.

The allocation of the purchase price to the estimated fair values of the assets acquired and the liabilities assumed was as follows (in thousands):

At May 6, 2014
Current assets	$545
Property and equipment	534
Goodwill	13,744
Intangible assets	8,722

Total assets	23,545
Total liabilities	272

Total equity purchase price	$23,273

Our estimates of the fair values of depreciable tangible assets were as follows (in thousands):

	Fair values at May 6, 2014	Average remaining useful life (in years)
Property and equipment	$534	1—5

Our estimates of the fair values of identifiable intangible assets were as follows (in thousands):

	Fair values at May 6, 2014	Average remaining useful life (in years)
Gaming software and technology platforms	$3,685	3—5
Customer relationships	5,037	7

Total intangible assets	$8,722

The fair value of property and equipment as well as the fair value of gaming content software was determined using cost approaches in which we determined an estimated reproduction or replacement cost, as applicable.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The estimate of the fair value of the acquired gaming software and technology platforms was determined using the relief from royalty method under the income approach, which is a risk-adjusted discounted cash flow approach. The relief from royalty method values an intangible asset by estimating the royalties saved through ownership of the asset.

The estimate of the fair value of the acquired customer relationships was determined using the excess earnings method, which is a risk-adjusted discounted cash flow approach that determines the value of an intangible asset as the present value of the cash flows attributable to such asset after excluding the proportion of the cash flows that are attributable to other assets.

The goodwill recorded as a results of the acquisition is deductible for tax purposes and is attributed to enhanced financial scale, expanded video slot platforms and other strategic benefits. Some of the values and amounts used in the initial application of purchase accounting for our consolidated balance sheet were based on estimates and assumptions.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment, net consist of the following (in thousands):

	December 31, 2016	December 31, 2015
Gaming equipment	$108,635	$89,361
Other property and equipment	13,900	14,976
Less: Accumulated depreciation	(54,609)	(37,638)

Total property and equipment, net	$67,926	$66,699

Gaming equipment and other property and equipment are depreciated over the respective useful lives of the assets ranging from three to six years. Depreciation expense was $27.0 million, $23.4 million and $16.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 4. GOODWILL AND INTANGIBLES

There were no accumulated impairments of goodwill as of December 31, 2016. Changes in the carrying amount of goodwill are as follows (in thousands):

	Gross Carrying Amount
	EGM	Table Products	Interactive	Total
Balance at December 31, 2014	$77,617	$—	$—	$77,617
Acquisition—Cadillac Jack	171,497	—	—	171,497
Acquisition—AGSi	—	—	4,855	4,855
Acquisition—Intellectual Property	—	2,600	—	2,600
Foreign currency adjustments	(2,282)	—	—	(2,282)
Other	(409)	—	(27)	(436)

Balance at December 31, 2015	246,423	2,600	4,828	253,851
Foreign currency adjustments	(3,627)	—	—	(3,627)
Purchase accounting adjustment	—	800	—	800

Balance at December 31, 2016	$242,796	$3,400	$4,828	$251,024

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company performed an annual impairment test on each of its reporting units as of October 1, 2016. For the EGM and Table Product reporting units we began with a qualitative assessment, commonly referred to as “Step 0”, and determined it is not more likely than not that the EGM and Table Product reporting units’ fair value of goodwill are less than their carrying value. This qualitative assessment primarily relied on the significant amount of cushion determined in prior year quantitative analyses, favorable current forecasts compared to those used in the prior year analysis, the general economic environment and industry and market conditions.

For the Interactive reporting unit, which has a goodwill carrying value of $4.8 million, the Company performed a quantitative, or “Step 1” analysis. In performing the interim Step 1 goodwill impairment test for our Interactive reporting unit, we estimated the fair value of the Interactive reporting unit using an income approach that analyzed projected discounted cash flows. We used projections of revenues and operating costs with estimated growth rates during the forecast period, capital expenditures and cash flows that considered historical and estimated future results and general economic and market conditions, as well as the estimated impact of planned business and operational strategies. The estimates and assumptions used in the discounted cash flow analysis included a terminal year long-term growth rate of 4.0% and an overall discount rate of 15% based on our weighted average cost of capital for the Company and premiums for the small size of the reporting unit and forecast risk.

The Step 1 analysis determined that the Interactive reporting unit’s fair value was greater than its carrying value.

Intangible assets consist of the following (in thousands):

		December 31, 2016			December 31, 2015
	Useful Life (years)	Gross Value	Accumulated Amortization	Net Carrying Value	Gross Value	Accumulated Amortization	Net Carrying Value
Indefinite lived trade names	Indefinite	$12,126	$—	$12,126	$12,126	$—	$12,126
Trade and brand names	7	13,600	(4,671)	8,929	13,600	(1,721)	11,879
Customer relationships	7	165,078	(49,528)	115,550	170,927	(26,676)	144,251
Contract rights under development and placement fees	1—7	16,488	(5,235)	11,253	16,311	(548)	15,763
Gaming software and technology platforms	1—7	123,596	(49,014)	74,582	116,930	(23,735)	93,195
Intellectual property	10—12	12,780	(2,343)	10,437	14,030	(888)	13,142

		$343,668	$(110,791)	$232,877	$343,924	$(53,568)	$290,356

Intangible assets are amortized over their respective estimated useful lives ranging from one to twelve years. Amortization expense related to intangible assets was $53.2 million, $38.3 million and $16.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Management reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the years ended December 31, 2015 and 2014, the Company recognized impairment charges related to internally developed gaming titles of $3.4 million and $1.4 million, respectively. There were no impairments related to internally developed gaming titles for the year ended December 31, 2016.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company enters into development agreements and placement fee agreements with certain customers to secure floor space under lease agreements for its gaming machines. Amounts paid in connection with the development agreements are repaid to the Company in accordance with the terms of the agreement, whereas placements fees are not reimbursed. For development agreements in the form of a loan, interest income is recognized on the repayment of the notes based on the stated rate or, if not stated explicitly in the development agreement, on an imputed interest rate. If the stated interest rate is deemed to be other than a market rate or zero, a discount is recorded on the note receivable as a result of the difference between the stated and market rate and a corresponding intangible asset is recorded. The intangible asset is recognized in the financial statements as a contract right under development agreement and amortized as a reduction in revenue over the term of the agreement. Placement fees can be in the form of cash paid upfront or free lease periods and are accreted over the life of the contract and the expense is recorded as a reduction of revenue. We recorded a reduction of gaming operations revenue from the accretion of contract rights under development agreements and placement fees of $4.7 million and $0.5 million for the years ended December 31, 2016 and 2015, respectively. The amount amortized in 2014 was nominal.

The estimated amortization expense of definite-lived intangible assets as well as the accretion of contract rights under development and placement fees, for each of the next five years and thereafter is as follows (in thousands):

	Amortization Expense	Placement Fee Accretion
For the year ended December 31,
2017	$50,153	$4,564
2018	48,626	3,794
2019	42,064	2,609
2020	25,951	57
2021	7,655	39
Thereafter	35,050	189

Total	$209,499	$11,252

NOTE 5. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31,
	2016	2015
Salary and payroll tax accrual	$6,594	$5,851
Taxes payable	2,128	2,440
Accrued interest	2	8
C2 Gaming contingent consideration (see Note 2)	—	1,125
Placement fees payable	4,000	4,525
Accrued other	4,978	4,305

Total accrued liabilities	$17,702	$18,254

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	December 31,
	2016	2015
Senior secured credit facilities:
Term loans, interest at LIBOR or base rate plus 8.25% (9.25% at December 31, 2016), net of unamortized discount of $15.1 million and $18.2 million at December 31, 2016 and December 31, 2015, respectively.	$395,581	$396,717
Senior secured PIK notes, net of unamortized discount of $3.5 million and $3.9 million at December 31, 2016 and December 31, 2015, respectively.	133,286	118,764
Seller notes	20,116	18,902
Equipment long-term note payable and capital leases	4,792	5,826

Total debt(1)	553,775	540,209
Less: Current portion	(6,537)	(6,919)

Long-term debt	$547,238	$533,290

(1)	Pursuant to the adoption of ASU 2015-03, debt issuance costs of $7.8 million were deducted from the carrying amount of related debt as of December 31, 2015.

Senior Secured Credit Facilities

On December 20, 2013, the Company entered into our senior secured credit facilities, which consisted of $155.0 million in term loans and a $25.0 million revolving credit facility. On May 29, 2015, the Company entered into incremental facilities for $265.0 million in term loans and on June 1, 2015, the Company entered into an incremental agreement for an additional $15.0 million of incremental revolving commitments. The proceeds of the incremental term loans were used primarily to pay the consideration for the Cadillac Jack acquisition.

The term loans will mature on December 20, 2020, and the revolving credit facility will mature on December 20, 2018. The term loans require scheduled quarterly payments in amounts equal to 0.25% of the original aggregate principal amount of the term loans, with the balance due at maturity. Borrowings under the term loans bear interest at a rate equal to, at the Company’s option, either LIBOR or the base rate, subject to an interest rate floor plus an applicable margin rate. Borrowings under the revolving credit facility bear interest at a rate equal to, at the Company’s option, either LIBOR or the base rate plus an applicable margin rate. In addition, on a quarterly basis, the Company is required to pay each lender under the revolving credit facility a commitment fee in respect of any unused commitments thereunder at a rate of 0.50% per annum.

The senior secured credit facilities are guaranteed by AP Gaming Holdings, LLC, the AP Gaming I, LLC’s (the “Borrower”) material, wholly owned domestic subsidiaries (subject to certain exceptions), and are secured by a pledge by AP Gaming Holdings, LLC of the Borrower’s equity interest directly held by AP Gaming Holdings, LLC and a pledge of substantially all of the existing and future property and assets of the Borrower and the subsidiary guarantors, subject to certain exceptions. The senior secured credit facilities require that the Borrower maintain a maximum net first lien leverage ratio set at a maximum of 5.5 to 1. The senior secured

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

credit facilities contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined. The senior secured credit facilities also contain customary events of default included in similar financing transactions, including, among others, failure to make payments when due, default under other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments. The Company was in compliance with the covenants of the senior secured credit facilities at December 31, 2016.

Senior Secured PIK Notes

On May 29, 2015, the Company entered into a note purchase agreement with AP Gaming Holdings, LLC, as subsidiary guarantor (the “Subsidiary Guarantor”), Deutsche Bank AG, London Branch, as purchaser (the “Purchaser”), and Deutsche Bank Trust Company Americas, as collateral agent. Pursuant to the agreement, the Company issued $115.0 million of its 11.25% senior secured PIK notes due 2021 (the “Notes”) at an issue price of 97% of the principal amount thereof to the Purchaser in a private placement exempt from registration under the Securities Act of 1933, as amended. The Notes are secured by the Company’s equity in its subsidiary AP Gaming, Inc., subject to certain limitations including those imposed by gaming laws, and are unconditionally guaranteed by the Subsidiary Guarantor.

Interest on the Notes will accrue at a rate of 11.25% per annum. The Company may elect to pay interest due on the Notes in cash, by increasing the principal of the outstanding Notes or by issuing new Notes (“PIK interest”) for the entire amount of the interest payment or by paying interest partially in cash and partially in PIK interest. Interest on the Notes will accrue from the date of issuance and will be payable on the dates described in more detail in the agreement. The Notes will mature on May 28, 2021. The net proceeds of the Notes were used primarily to finance the Cadillac Jack acquisition.

The Notes contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined. The Notes also contains customary events of default included in similar transactions, including, among others, failure to make payments when due, acceleration of other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments. At December 31, 2016, the Notes totaled $133.3 million, which includes capitalized interest of $21.8 million.

Seller Notes

On December 20, 2013, the Company issued two promissory notes (the “AGS Seller Notes”) to AGS Holdings, LLC, in the amounts of $2.2 million and $3.3 million, to the previous owners of the Company’s primary operating company. At December 31, 2016, notes payable related to the AGS Seller Notes totaled $7.1 million, which includes capitalized interest of $1.6 million. The AGS Seller Notes accrue interest on the unpaid principal balance at 8.5% per annum and shall be payable semi-annually in arrears on June 30 and December 31, commencing on June 30, 2014. Any interest accrued and payable on any interest payment date will be paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of this AGS Seller Notes. All principal and interest under the AGS Seller Notes is due and payable on June 18, 2021, the maturity date. The Company may prepay from time to time all or any portion of the outstanding principal balance due under the AGS Seller Notes.

On May 29, 2015, the Company issued a promissory note to Amaya Inc. (the “Amaya Seller Note”) with an initial principal amount of $12.0 million to satisfy the conditions set forth in the stock purchase agreement for Cadillac Jack. The Amaya Seller Note accrues interest on the unpaid principal amount at 5.0% per annum and is payable semi-annually on June 30 and December 31 (and on May 29, 2023, the maturity date of the note),

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

commencing on June 30, 2015. All interest accrued and payable on any interest payment date will be paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of the Amaya Seller Note. All principal under the note is due and payable on May 29, 2023. The Amaya Seller Note is required to be prepaid under certain circumstances, such as refinancing our senior secured credit facilities or a pubic equity offering as described in the note agreement. The Company may prepay from time to time all or any portion of the outstanding principal balance due under the Amaya Seller Note. The Amaya Seller Note includes certain covenants and events of default that are customary for instruments of this type. At December 31, 2016, the Amaya Seller Note totaled $13.0 million, which includes capitalized interest of $1.0 million.

Equipment Long Term Note Payable and Capital Leases

The Company has entered into a financing agreement to purchase certain gaming devices, systems and related equipment and has entered into leases for servers and equipment that are accounted for as capital leases.

Scheduled Maturities of Long-Term Debt

Aggregate contractual future principal payments (excluding the effects of repayments for excess cash flow) of long-term debt for the years following December 31, 2016, are as follows (in thousands):

For the year ending December 31,
2017	$6,537
2018	6,350
2019	4,605
2020	397,953
2021	143,920
Thereafter	12,998

Total scheduled maturities	572,363
Unamortized debt discount and debt issuance costs	(18,588)

Total long-term debt	$553,775

NOTE 7. STOCKHOLDERS’ EQUITY

Common Stock

The Company’s common stock consists of two classes: class A voting common stock (“Class A Shares”) and class B non-voting common stock (“Class B Shares”). The holders of the Class A Shares are entitled to one vote per share on all matters to be voted on by the stockholders of the Company. The holders of the Class A Shares have no economic rights or privileges, including rights in liquidation, and have no right to receive dividends or any other distributions. The holders of the Class B Shares have no right to vote on any matter to be voted on by the stockholders of the Company. Each holder of Class B Shares is entitled to share equally, share for share, dividends declared, as well as any distributions to the stockholders, and in the event of the Company’s liquidation, dissolution or winding up, is entitled to share ratably in any remaining assets after payment of or provision for liabilities and the liquidation on preferred stock, if any.

On April 28, 2014, our controlling stockholder exchanged its 10,000,000 Class A Shares for 10,000,000 Class B Shares. On May 29, 2015, we issued an additional 4,931,529 Class B Shares to our controlling stockholder for total proceeds of $77.4 million. The funds received from the May 2015 issuance of Class B Shares were used, in addition to proceeds from the issuance of long-term debt, to fund the acquisition of Cadillac Jack.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

As of December 31, 2016, 108,307 Class B Shares issued to “Management Holder,” as defined in the Securityholders Agreement dated April 28, 2014 (the “Securityholders Agreement”) were outstanding. The Class B Shares issued to Management Holder’s are not considered issued for accounting purposes as they contain a substantive performance condition that must be met for the Management Holder to benefit from the ownership of the shares. As a result, shares issued to Management Holder’s are not considered issued for accounting purposes until such time that the performance condition is met.

Class B Shares that are held by a Management Holder are subject to repurchase rights (the “Repurchase Rights”), as outlined in Section 6 of the Securityholders Agreement, that are contingent on the Management Holder’s termination. The Repurchase Rights enable the Company to recover the Class B Shares issued to a Management Holder without transferring any appreciation of the fair value of the stock to the Management Holder upon certain terminations of the Management Holder’s employment prior to a “Qualified Public Offering”, as defined in the Securityholders Agreement. If a Management Holder’s employment is terminated by the Company prior to the consummation of a Qualified Public Offering for “Cause”, as defined in the Securityholders Agreement, or is terminated by such Management Holder without “Good Reason”, as defined in the Securityholders Agreement, then the Company shall have the right to repurchase all or any portion of the Class B Shares held by such Management Holder for the lesser of original cost and fair market value. If a Management Holder’s employment is terminated by the Company prior to the consummation of a Qualified Public Offering other than as described above and in the Securityholders Agreement, then the Company shall have the right to repurchase all or any portion of the Class B Shares held by such Management Holder for fair market value.

NOTE 8. WRITE DOWNS AND OTHER CHARGES

During the year ended December 31, 2016, the Company recognized $3.3 million in write-downs and other charges, driven by a $3.3 million impairment of an intangible asset related to a customer contract that the Company expects will provide less benefit than originally estimated from the Cadillac Jack acquisition, write-down of long-lived assets of $2.0 million related to older generation gaming machines, and losses from the disposal of assets of $1.0 million. These charges were offset by a $3.0 million fair value adjustment to a contingent consideration receivable related to the Cadillac Jack acquisition.

For the year ended December 31, 2015, the Company recognized $11.8 million in write-downs and other charges primarily related to acquisition related charges of $8.2 million. The Company also recognized an impairment to intangible assets of $3.4 million related to game titles, write offs related to prepaid royalties of $1.3 million, losses from the disposal of assets of $1.3 million and the impairment of long-lived assets of $0.2 million, partially offset by net write downs of primarily contingent consideration of $2.7 million that is described in Note 2.

For the year ended December 31, 2014, the Company recognized $7.1 million in write-downs and other charges primarily related to acquisition charges of $2.8 million, losses from the disposal of assets of $1.9 million, an impairment to intangible assets of $1.4 million and an impairment of long-lived assets of $0.8 million.

NOTE 9. BASIC AND DILUTED LOSS PER SHARE

The Company computes net income (loss) per share in accordance with accounting guidance that requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the consolidated statement of operations and comprehensive income (loss). Basic EPS is computed by dividing net income (loss) for the period by the weighted average number of shares outstanding during the period. Basic EPS excludes Class B Shares issued to Management Holders until the performance condition or termination event is considered probable

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

(see Note 7). Until such time, the Class B Shares issued to Management Holders will be included in the calculation of diluted EPS using the treasury stock method and are treated as stock options. Diluted EPS is computed by dividing net income (loss) for the period by the weighted average number of common shares outstanding during the period, increased by potentially dilutive common shares that were outstanding during the period. Diluted EPS excludes all potential dilutive shares if their effect is anti-dilutive. Potentially dilutive common shares include stock options and restricted stock (see Note 11).

There were no potentially dilutive securities for the years ended December 31, 2016, 2015, 2014.

Excluded from the calculation of diluted EPS for the year ended December 31, 2016 and December 31, 2015, were 50,000 restricted shares and 0.3 million stock options, as such securities were anti-dilutive. Excluded from the calculation of diluted EPS for the year ended December 31, 2014, were 50,000 restricted shares and 0.4 million stock options, as such securities were anti-dilutive.

NOTE 10. BENEFIT PLANS

The Company has established a 401(k) defined contribution plan (the “401(k) Plan”) for its employees. The 401(k) Plan allows employees to contribute up to 15% of their pretax earnings, and the Company may match a percentage of the contributions on a discretionary basis. The expense associated with the 401(k) Plan for the years ended December 31, 2016, 2015 and 2014 was $0.9 million, $0.6 million and $0.3 million, respectively. The increase in the expense associated with the 401(k) Plan in each year is primarily attributable to increased headcount and participation.

On April 28, 2014, the Board of Directors of the Company approved the 2014 Long-Term Incentive Plan (“LTIP”). Under the LTIP, the Company is authorized to grant nonqualified stock options, rights to purchase Class B Shares, restricted stock, restricted stock units and other awards to be settled in, or based upon, Class B Shares to persons who are directors and employees of and consultants to the Company or any of its subsidiaries on the date of the grant. The LTIP will terminate ten years after approval by the Board. Subject to adjustments in connection with certain changes in capitalization, the maximum number of Class B Shares that may be delivered pursuant to awards under the LTIP is 1,250,000. As of December 31, 2016, approximately 200,000 shares remain available for issuance.

NOTE 11. SHARE-BASED COMPENSATION

Stock Options

The Company has granted stock awards to eligible participants under the LTIP. The stock awards include options to purchase the Company’s Class B Shares. These stock options include a combination of service and market conditions, as further described below. In addition, these stock options include a performance vesting condition, a Qualified Public Offering (see Note 7), which is not considered to be probable as of December 31, 2016. As a result, no share-based compensation expense for stock options has been recognized and none will be recognized for these stock awards until the performance condition is considered to be probable. When the performance condition is considered probable, the stock awards will vest in accordance with the underlying service and market conditions.

The Company calculated the grant date fair value of stock options that vest over a service period using the Black Scholes model. For stock options that contain a market condition related to the return on investment that the Company’s stockholders achieve, the options were valued using a lattice-based option valuation model. The assumptions used in these calculations are noted in the following table. Expected volatilities are based on implied

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

volatilities from comparable companies. The expected time to liquidity is based on management’s estimate. The risk-free rate is based on the U.S. Treasury yield curve for a term equivalent to the estimated time to liquidity. The expected dividend yield is 0% for all stock awards.

	Year Ended December 31,
	2016	2015	2014
Option valuation assumptions:
Expected dividend yield	—%	—%	—%
Expected volatility	56%	55%	73%
Risk-free interest rate	1.64%	1.69%	1.63%
Expected term (in years)	6.3	6.4	5.0

A summary of the changes in stock options outstanding during the year ended December 31, 2016, is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (years)	Aggregate Intrinsic Value
Options outstanding as of December 31, 2015	765,375	$12.46
Granted	247,600	$17.01
Canceled	(117,875)	$15.25

Options outstanding as of December 31, 2016	895,100	$13.35	8.2	$3,457,748

Exercisable as of December 31, 2016	108,791	$11.42	7.7	$629,405

No options expired or were forfeited for the year ended December 31, 2016.

The following is provided for stock options granted:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value	$8.96	$7.44	$5.38

Restricted awards

A summary of the changes in restricted stock awards outstanding during the year ended December 31, 2016, is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2016	40,000	$10.00
Vested	10,000	$10.00
Nonvested at December 31, 2016	30,000	$10.00

No restricted awards were granted or forfeited during the year ended December 31, 2016.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following is provided for the share award vesting from the plans:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value	$—	$—	$10.00

No restricted stock was granted, canceled or forfeited during the years ended December 31, 2016 and 2015. During the year ended December 31, 2014, the Company granted 50,000 restricted Class B Shares that vest in five equal installments on each of the first five anniversaries of the grant date. This restricted stock includes a service condition and a performance vesting condition (a Qualified Public Offering), which was not considered to be probable of occurring as of December 31, 2016. As a result, no share-based compensation expense was recognized for the years ended December 31, 2016, 2015 and 2014, and none will be recognized for restricted stock until the performance condition is considered to be probable. When the performance condition is considered probable, the stock awards will vest in accordance with the underlying service condition.

NOTE 12. RESTRUCTURING

We recorded no employee termination and restructuring costs during the year ended December 31, 2016. We recorded employee termination and restructuring costs of $1.4 million and $1.2 million during the years ended December 31, 2015 and 2014, respectively. We do not anticipate additional costs associated with the following plans in excess of amounts accrued below. Employee termination and restructuring costs are classified in selling, general and administrative as well as research and development expense and have been recorded for the following restructuring plans.

Cadillac Jack Integration Plan

In June 2015, we took actions to reduce the staff in all of our locations and to streamline our operations and cost structure. The Company has also entered into retention agreements with certain employees that will be paid upon the completion of their service period.

The following table summarizes the change in our restructuring accruals for the year ended December 31, 2016 (in thousands), which is included in accounts payable and accrued liabilities in the consolidated balance sheets:

	December 31, 2015	Charge to expense	Cash paid	December 31, 2016
Accrued severance	$37	$—	$37	$—

Total	$37	$—	$37	$—

NOTE 13. INCOME TAXES

The components of loss before provision for income taxes are as follows (in thousands):

	Year ended December 31,
	2016	2015	2014
Domestic	$(69,020)	$(66,728)	$(26,187)
Foreign	(15,354)	(7,906)	—

Loss before provision for income taxes	$(84,374)	$(74,634)	$(26,187)

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The income tax (benefit) expense is as follows (in thousands):

	Year ended December 31,
	2016	2015	2014
Current:
Federal	$(958)	$932	$—
State	113	(10)	7
Foreign	5,865	1,424	—

Total current income tax expense	5,020	2,346	7

Deferred:
Federal	(7,550)	(34,589)	2,005
State	(31)	(2,506)	177
Foreign	(439)	(1,340)	—

Total deferred income (benefit) expense	(8,020)	(38,435)	2,182

Income tax (benefit) expense	$(3,000)	$(36,089)	$2,189

The reconciliation of income tax at the federal statutory rate to the actual effective income tax rate (benefit) is as follows:

	Year ended December 31,
	2016	2015	2014
Federal statutory rate	(35.0)%	(35.0)%	(34.0)%
Foreign rate differential	0.2%	0.7%	—%
State income taxes, net of federal benefit	—%	(2.5)%	(0.8)%
Nondeductible loan costs	1.8%	1.5%	—%
Nondeductible transaction costs	—%	1.6%	—%
Other differences	3.2%	0.2%	0.6%
Expiration of tax credits	1.9%	—%	—%
Uncertain tax positions	0.6%	0.3%	—%
Valuation allowance	23.7%	(15.2)%	42.6%

	(3.6)%	(48.4)%	8.4%

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The components of the net deferred tax liability consist of the following (in thousands):

	December 31,
	2016	2015
Deferred tax assets:
Accrued expenses	$662	$608
Allowance for bad debt	1,175	1,176
Payroll accruals	1,818	2,085
Foreign tax credits	9,541	8,834
Net operating loss carryforwards	47,019	35,862
Property and equipment, net	1,830	—
Research and development credits	1,420	1,569
Loan costs and interest	3,441	3,519
Other	1,654	2,017

Total deferred tax assets	68,560	55,670
Valuation allowance	(28,211)	(8,274)

Deferred tax assets, net of valuation allowance	$40,349	$47,396

Deferred tax liabilities:
Prepaid expenses and other	$(512)	$(1,033)
Intangible assets	(46,785)	(60,309)
Property and equipment, net	—	(1,364)

Deferred tax liabilities	(47,297)	(62,706)

Net deferred tax liabilities	$(6,948)	$(15,310)

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. Due to cumulative foreign losses, there is no deferred tax liability recorded for unremitted foreign earnings.

The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2016, a valuation allowance of $28.2 million has been established against deferred tax assets.

The Company’s Mexican customers are required under the U.S.-Mexico tax treaty to withhold 10% of their payments due to the Company for license fees, which can be used as foreign tax credits on the Company’s U.S. federal income tax return. The foreign tax credits are not refundable, but can be carried forward for 10 years to offset future tax liability. Of the Company’s $9.5 million in foreign tax credits, approximately $1.7 million begin to expire starting in 2017. In addition, the Company has $1.4 million of research and development credits which begin to expire in 2028. A full valuation allowance has been recorded on the foreign tax credits and research and development credits.

The Company has net operating loss (“NOL”) carryforwards for U.S. federal purposes of $115.9 million, in foreign jurisdictions of $18.6 million and various U.S. states of $43.6 million. The U.S. federal NOL carryforwards begin to expire in 2031, the Mexican NOL carryforwards begin to expire in 2021, and the U.S. state NOL carryforwards begin to expire in 2018.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company has uncertain tax positions with respect to prior tax filings. The uncertain tax positions, if asserted by taxing authorities, would result in utilization of the Company’s tax credit and operating loss carryovers. The credit and operating loss carryovers presented as deferred tax assets are reflected net of these unrecognized tax benefits.

The Company had the following activity for unrecognized tax benefits in 2016 (amounts in thousands):

	December 31, 2016	December 31, 2015
Balance-beginning of year	$29,523	$—
Acquisitions	—	29,701
Increases based on tax positions of the current year	1,005	795
Decreases due to lapse of statute	(236)	—
Increases based on tax positions of the prior years	1,963	—
Decreases based on tax positions of the prior years	(664)	—
Currency translation adjustments	(1,427)	(973)

Balance-end of year	$30,164	$29,523

As of December 31, 2014, we have not recorded a reserve for unrecognized tax benefits or penalties.

The Company applies a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes the impact of a tax position in the financial statements when the position is more likely than not of being sustained on audit based on the technical merits of the position.

The total amount of unrecognized tax benefits as of December 31, 2016 was $30.2 million. Of this amount, $11.5 million, if recognized, would be included in our Consolidated Statements of Operations and Comprehensive Loss and have an impact on our effective tax rate. The Company does not anticipate a material reduction of its liability for unrecognized tax benefits before December 31, 2017.

The Company recognizes interest and penalties accrued for unrecognized tax benefits in income tax expense. Related to the unrecognized tax benefits noted above, the Company accrued penalties and interest of $0.4 million during 2016 and in total, as of December 31, 2016, has recognized a liability for penalties and interest of $8.4 million.

The Company entered into an indemnification agreement with the prior owners of Cadillac Jack whereby the prior owners have agreed to indemnify the Company for changes in tax positions by taxing authorities for periods prior to the acquisition. As of December 31, 2016, an indemnification receivable of $16.4 million has been recorded as an other asset in the financial statements. This amount includes the indemnification of the original pre-acquisition tax positions along with any related accrued interest and penalties. If the related unrecognized tax benefits are subsequently recognized, a corresponding charge to relieve the associated indemnification receivables would be recognized in our Consolidated Statements of Operations and Comprehensive Loss and have an impact on operating income.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases administrative and warehouse facilities and certain equipment under non-cancelable operating leases. Rent expense was $2.5 million, $2.0 million, and $0.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Future minimum lease payments under these leases in excess of one year as of December 31, 2016 are as follows (in thousands):

For the year ended December 31,
2017	$1,533
2018	1,177
2019	1,054
2020	1,091
2021	649
Thereafter	157

Total	$5,661

Other commitments and contingencies

The Company is subject to federal, state and Native American laws and regulations that affect both its general commercial relationships with its Native American tribal customers, as well as the products and services provided to them. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. If a potential loss from any claim or legal proceeding is considered reasonably possible, the Company discloses an estimate of the possible loss or range of possible loss, or a statement that such an estimate cannot be made. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to their pending claims and litigation and may revise its estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial condition.

NOTE 15. OPERATING SEGMENTS

In the fourth quarter of fiscal year 2016, the Company revised its business segment disclosures to report results by segment in accordance with the “management approach.” The management approach designates the internal reporting used by our chief operating decision maker, who is our Chief Executive Officer, for making decisions and assessing performance of our reportable segments.

See Note 1 for a detailed discussion of our three segments. Each segment’s activities include the design, development, acquisition, manufacturing, marketing, distribution, installation and servicing of its product lines. We evaluate the performance of our operating segments based on revenues and segment adjusted EBITDA.

Segment revenues include leasing, licensing, or selling of products within each reportable segment. Segment adjusted EBITDA includes the revenues and operating expenses from each segment adjusted for depreciation, amortization, write downs and other charges, accretion of placement fees, non-cash compensation, as well as other costs such as certain acquisitions and integration related costs including restructuring and severance

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

charges; legal and litigation expenses including settlement payments; new jurisdictions and regulatory licensing costs; non-cash charges on capitalized installation and delivery; contract cancellation fees; and other adjustments primarily composed of professional fees incurred by the Company for projects, corporate and public filing compliance and other costs deemed to be non-recurring in nature. Revenues in each segment are attributable to third parties and segment operating expenses are directly associated with the product lines included in each segment such as research and development, product approval costs, product-related litigation expenses, sales commissions and other directly-allocable sales expenses. Cost of gaming operations and cost of equipment sales primarily include the cost of products sold, service, manufacturing overhead, shipping and installation.

Segment adjusted EBITDA excludes other income and expense, income taxes and certain expenses that are managed outside of the operating segments.

The following provides financial information concerning our reportable segments for the years ended December 31:

	2016	2015	2014
Revenues by segment
EGM	$156,407	$119,617	$72,028
Table Products	2,674	1,672	112
Interactive	7,725	2,003	—

Total Revenues	166,806	123,292	72,140

Adjusted EBITDA by segment
EGM	91,729	66,267	40,552
Table Products	(1,663)	(1,402)	(343)
Interactive	(4,727)	(2,518)	—

Subtotal	85,339	62,347	40,209

Write downs and other:
Loss on disposal of long lived assets	978	1,275	1,937
Impairment of long lived assets	5,295	4,993	2,327
Fair value adjustments to contingent consideration and other items	(3,000)	(2,667)	—
Acquisition costs	(11)	8,165	2,804
Depreciation and amortization	80,181	61,662	33,405
Accretion of placement fees(1)	4,702	496	58
Non-cash compensation	—	4,911	—
Acquisitions & integration related costs including restructuring & severance	5,411	7,818	3,582
Legal & litigation expenses including settlement payments	1,565	1,916	450
New jurisdictions and regulatory licensing costs	1,315	256	266
Non-cash charge on capitalized installation and delivery	1,680	1,441	643
Non-cash charges and loss on disposition of assets	2,478	234	561
Other adjustments	1,809	1,286	2,597
Interest expense	59,963	41,642	17,235
Interest income	(57)	(82)	(42)
Other expense (income)	7,404	3,635	573

Loss before income taxes	$(84,374)	$(74,634)	$(26,187)

(1)	Non-cash expense related to the accretion of contract rights under development agreements and placement fees.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company’s Chief Operating Decision Maker does not receive a report with a measure of total assets or capital expenditures for each reportable segment as this information is not available or necessary for the evaluation of segment performance. Therefore, the Company has not provided asset and capital expenditure information by reportable segment.

The following provides financial information concerning our operations by geographic area for the years ended December 31 (in thousands):

	Year ended December 31,
	2016	2015	2014
Revenue:
United States	138,510	110,392	72,140
Other	28,296	12,900	—

	166,806	123,292	72,140

	Year ended December 31,
	2016	2015	2014
Long-lived assets, end of year:
United States	$70,208	$63,858	$44,045
Other	5,169	6,909	69

	$75,377	$70,767	$44,114

NOTE 16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables present selected quarterly financial information for 2016 and 2015, as previously reported (in thousands).

	Quarter ended March 31, 2016	Quarter ended June 30, 2016	Quarter ended September 30, 2016	Quarter ended December 31, 2016
Consolidated Income Statement Data:
Revenues	$40,235	$42,618	$41,208	$42,745
Loss from operations	(4,206)	(4,338)	(7,117)	(1,403)
Net (loss) income	(21,066)	(18,839)	(21,235)	(20,234)
Basic loss per share	(1.41)	(1.26)	(1.42)	(1.36)
Diluted loss per share	(1.41)	(1.26)	(1.42)	(1.36)

	Quarter ended March 31, 2015	Quarter ended June 30, 2015	Quarter ended September 30, 2015	Quarter ended December 31, 2015
Consolidated Income Statement Data:
Revenues	$18,795	$26,296	$38,105	$40,096
Loss from operations	(3,736)	(11,339)	(13,017)	(1,347)
Net (loss) income	(9,235)	2,849	(23,279)	(8,880)
Basic income (loss) per share	(0.92)	0.24	(1.56)	(0.69)
Diluted income (loss) per share	(0.92)	0.24	(1.56)	(0.69)

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

ITEM 15(a)(2). FINANCIAL STATEMENT SCHEDULES

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

AP GAMING HOLDCO, INC.

(PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$10,171	$25,972
Prepaid expenses	40	63

Total current assets	10,211	26,035

Deferred tax asset	—	3,528
Investment in subsidiaries	153,926	203,390

Total assets	$164,137	$232,953

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$36	$—
Intercompany payables	93	20

Total current liabilities	129	20

Long-term debt	146,284	131,125
Other long-term liabilities	1,296	1,271

Total liabilities	147,709	132,416

Stockholders’ equity:
Common stock	149	149
Additional paid-in capital	177,276	177,276
Retained earnings	(156,451)	(75,077)
Accumulated other comprehensive loss	(4,546)	(1,811)

Total stockholders’ equity	16,428	100,537

Total liabilities and stockholders’ equity	$164,137	$232,953

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AP GAMING HOLDCO, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(in thousands)

	Year ended December 31,
	2016	2015	2014
Operating expenses
Selling, general and administrative	$231	$546	$1,512

Total operating expenses	231	546	1,512

Loss from operations	(231)	(546)	(1,512)
Other expense (income)
Equity in net loss of subsidiaries	62,450	33,405	26,870
Interest expense	15,165	8,123	—
Interest income	—	(1)	(6)

Loss before income taxes	(77,846)	(42,073)	(28,376)
Income tax benefit (expense)	(3,528)	3,528	—

Net loss	(81,374)	(38,545)	(28,376)
Foreign currency translation adjustment	(2,735)	(2,099)	289

Total comprehensive loss	$(84,109)	$(40,644)	$(28,087)

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AP GAMING HOLDCO, INC.

(PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands, except per share data)

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net loss	$(81,374)	$(38,545)	$(28,376)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of deferred loan costs and discount	340	143	—
Payment-in-kind interest capitalized	14,819	7,980	—
Equity in net loss of subsidiaries	62,450	33,405	26,870
(Benefit) provision of deferred income tax	3,528	(3,528)	—
Changes in assets and liabilities that relate to operations:
Prepaid expenses	23	6	(69)
Intercompany payable/receivable	148	455	455
Accounts payable and accrued liabilities	35	(24)	24

Net cash (used in) provided by operating activities	(31)	(108)	(1,096)

Cash flows from investing activities
Investment in subsidiaries	(15,720)	(172,484)	(11,635)
Distributions received from subsidiaries	—	1,322	2,737

Net cash used in investing activities	(15,720)	(171,162)	(8,898)

Cash flows from financing activities
Proceeds from issuance of debt	—	111,550	—
Proceeds from issuance of common stock	—	77,425	—
Proceeds from employees in advance of common stock issuance	—	579	1,969
Repurchase of shares issued to management	(50)	(277)	—
Payment of deferred loan costs	—	(548)	—

Net cash provided by financing activities	(50)	188,729	1,969

Increase (decrease) in cash and cash equivalents	(15,801)	17,459	(8,025)
Cash and cash equivalents, beginning of period	25,972	8,513	16,538

Cash and cash equivalents, end of period	$10,171	$25,972	$8,513

Non-cash investing and financing activities:
Subsidiary payment for share repurchase on Company’s behalf	$—	$1,000	$—

Intercompany payable settled as distribution	$—	$890	$—

Incurrence of Amaya Seller Note	$—	$12,000	$—

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

AP GAMING HOLDCO, INC.

(PARENT COMPANY ONLY)

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION

The parent company financial statements of AP Gaming Holdco, Inc. (the “ Parent Company”) should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto. For purposes of these condensed financial statements, the Parent Company’s wholly owned and majority owned subsidiaries are recorded based upon its proportionate share of the subsidiaries’ net assets (similar to presenting them on the equity method).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted since this information is included in the Company’s consolidated financial statements included elsewhere in this Form 10-K.

NOTE 2—COMMITMENTS AND CONTINGENCIES

The Parent Company is a holding company and, as a result, its ability to pay dividends is dependent on its subsidiaries’ ability to obtain funds and its subsidiaries’ ability to provide funds to it. Restrictions are imposed by its subsidiaries’ debt instruments, which significantly restrict certain key subsidiaries holding a majority of its assets from making dividends or distributions to the Parent Company. These restrictions are subject to certain exceptions for affiliated overhead expenses as defined in the agreements governing the debt instruments, unless certain financial and non-financial criteria have been satisfied.

Long-term debt of the Parent Company consists of the senior secured PIK notes and the Amaya Seller Note as described below.

Senior Secured PIK Notes

On May 29, 2015, the Company entered into a note purchase agreement with AP Gaming Holdings, LLC, as subsidiary guarantor (the “Subsidiary Guarantor”), Deutsche Bank AG, London Branch, as purchaser (the “Purchaser”), and Deutsche Bank Trust Company Americas, as collateral agent. Pursuant to the agreement, the Company issued $115.0 million of its 11.25% senior secured PIK notes due 2021 (the “Notes”) at an issue price of 97% of the principal amount thereof to the Purchaser in a private placement exempt from registration under the Securities Act of 1933, as amended. The Notes are secured by the Company’s equity in its subsidiary AP Gaming, Inc., subject to certain limitations including those imposed by gaming laws, and are unconditionally guaranteed by the Subsidiary Guarantor.

Interest on the Notes will accrue at a rate of 11.25% per annum. The Company may elect to pay interest due on the Notes in cash, by increasing the principal of the outstanding Notes or by issuing new Notes (“PIK interest”) for the entire amount of the interest payment or by paying interest partially in cash and partially in PIK interest. Interest on the Notes will accrue from the date of issuance and will be payable on the dates described in more detail in the agreement. The Notes will mature on May 28, 2021. The net proceeds of the Notes were used primarily to finance the Cadillac Jack acquisition.

The Notes contain limitations on additional indebtedness, guarantees, incurrence of liens, investments and distributions, as defined. The Notes also contains customary events of default included in similar transactions,

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

including, among others, failure to make payments when due, acceleration of other material indebtedness, breach of covenants, breach of representations and warranties, involuntary or voluntary bankruptcy, and material judgments. At December 31, 2016, the Notes totaled $133.3 million, which includes capitalized interest of $21.8 million.

Seller Note

On May 29, 2015, the Company issued a promissory note to Amaya Inc. (the “Amaya Seller Note”) with an initial principal amount of $12.0 million to satisfy the conditions set forth in the stock purchase agreement for Cadillac Jack. The Amaya Seller Note accrues interest on the unpaid principal amount at 5.0% per annum and is payable semi-annually on June 30 and December 31 (and on May 29, 2023, the maturity date of the note), commencing on June 30, 2015. All interest accrued and payable on any interest payment date will be paid by capitalizing such interest and adding it to (and thereby increasing) the outstanding principal amount of the Amaya Seller Note. All principal under the note is due and payable on May 29, 2023. The Amaya Seller Note is required to be prepaid under certain circumstances described in more detail in the note agreement. The Company may prepay from time to time all or any portion of the outstanding principal balance due under the Amaya Seller Note. The Amaya Seller Note includes certain covenants and events of default that are customary for instruments of this type. At December 31, 2016, the Amaya Seller Note totaled $13.0 million, which includes capitalized interest of $1.0 million.

AP GAMING HOLDCO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Tax-related valuation allowance	Balance at the beginning of period	Charged to tax expense/ (benefit)	Purchase accounting adjustments	Impact of foreign currency exchange rate	Balance at the end of period
Year ended December 31, 2016	$8,274	$19,962	$—	$(25)	$28,211
Year ended December 31, 2015	$14,260	$(11,787)	$5,727	$74	$8,274
Year ended December 31, 2014	$3,050	$11,210	$—	$—	$14,260

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholder of

Cadillac Jack, Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated financial statements of Cadillac Jack, Inc. and its subsidiaries (the Company), (an indirect wholly owned subsidiary of Amaya Gaming Group Inc.), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of (loss) income and comprehensive (loss) income, stockholder’s deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

March 27, 2015 (August 12, 2015 with respect to the income before tax and income tax rate reconciliation tables in Note 10 and with respect to Note 13)

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

Cadillac Jack, Inc. and Subsidiaries

An Indirect Wholly Owned Subsidiary of

Amaya Gaming Group Inc.

Consolidated Financial Statements as of and

for the Years Ended December 31, 2014 and 2013,

and Independent Auditors’ Report

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
CURRENT ASSETS:
Cash	$7,585,794	$14,252,639
Restricted cash	0	5,000,000
Accounts receivable—net	13,744,808	8,974,921
Inventory—net	5,645,324	5,732,529
Other current receivables	1,499,756	2,184,863
Current portion of deferred costs	1,068,000	1,086,000
Prepaid expenses and other current assets	1,563,080	1,147,436
Current deferred tax assets	238,853	7,161,332

Total current assets	31,345,615	45,539,720
PROPERTY AND EQUIPMENT—Net	25,956,330	28,615,554
OTHER ASSETS:
Deferred financing costs	239,269	1,878,484
Intangible assets—net	10,965,433	9,705,689
Noncurrent deferred tax assets	—	10,852,129
Deferred costs	2,581,000	3,662,500
Other noncurrent assets	1,753,182	639,553

TOTAL ASSETS	$72,840,829	$100,893,629

LIABILITIES AND STOCKHOLDER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$5,399,876	$8,050,328
Due to Amaya	—	4,667,082
Accrued sales and value-added taxes	1,315,198	1,085,502
Current portion of long-term debt	2,400,000	1,986,233
Current portion of obligations under capital lease	523,072	693,342

Total current liabilities	9,638,146	16,482,487
LONG-TERM LIABILITIES:
Long-term debt—net of current portion and discounts	325,997,834	158,400,000
Other long-term liabilities	2,567,264	976,226
Noncurrent deferred tax liabilities	238,853
Obligations under capital lease—net of current portion	315,650	372,329

Total liabilities	338,757,747	176,231,042

COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDER’S DEFICIT:
Common stock—voting; $0.01 par value—authorized, issued, and outstanding, 1,000 shares	10	10
Additional paid-in capital	—	52,920,050
Accumulated other comprehensive income (loss)	973,671	(247,120)
Accumulated deficit	(156,890,599)	(18,010,353)
Deemed distribution	(110,000,000)	(110,000,000)

Total stockholder’s deficit	(265,916,918)	(75,337,413)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$72,840,829	$100,893,629

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
NET SALES	$87,128,979	$84,930,843
SALES TO AMAYA	—	330,000

TOTAL NET SALES	87,128,979	85,260,843
COST OF GOODS AND SERVICES	30,317,459	26,020,244
SELLING, GENERAL, AND ADMINISTRATIVE	30,237,875	30,914,058
INSURANCE SETTLEMENT	—	(890,000)

INCOME FROM OPERATIONS	26,573,645	29,216,541

OTHER INCOME (EXPENSE):
Interest income	5,163	25,485
Interest expense	(28,803,408)	(11,982,445)
Loss on extinguishment of debt	(1,714,503)	(3,638,653)
Loss on foreign currency transactions	(2,914,903)	(27,572)

Total other expense	(33,427,651)	(15,623,185)

NET (LOSS) INCOME BEFORE INCOME TAXES	(6,854,006)	13,593,356
INCOME TAX EXPENSE	(21,976,841)	(5,048,807)

NET (LOSS) INCOME	(28,830,847)	8,544,549
OTHER COMPREHENSIVE INCOME—Foreign currency translation	1,220,791	74,614

COMPREHENSIVE (LOSS) INCOME	$(27,610,056)	$8,619,163

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Treasury Stock at Cost	Deemed Distribution	Total Stockholder’s Deficit
	Shares	Amount	Shares	Amount
BALANCE—December 31, 2012	1,000	$10	—	—	$108,085,959	$(321,734)	$(26,554,902)	—	$(110,000,000)	$(28,790,667)
Stock compensation expense	—	—	—	—	714,805	—	—	—	—	714,805
Excess tax benefit from stock compensation	—	—	—	—	155,014	—	—	—	—	155,014
Distribution of debt proceeds to Amaya	—	—	—	—	(51,035,728)	—	—	—	—	(51,035,728)
Declared distribution to Amaya of restricted cash	—	—	—	—	(5,000,000)	—	—	—	—	(5,000,000)
Other comprehensive income	—	—	—	—	—	74,614	—	—	—	74,614
Net income	—	—	—	—	—	—	8,544,549	—	—	8,544,549

BALANCE—December 31, 2013	1,000	10	—	—	52,920,050	(247,120)	(18,010,353)	—	(110,000,000)	(75,337,413)
Stock compensation expense	—	—	—	—	686,862	—	—	—	—	686,862
Excess tax benefit from stock compensation	—	—	—	—	1,321,126	—	—	—	—	1,321,126
Equity from Amaya common stock warrants issued	—	—	—	—	10,352,768	—	—	—	—	10,352,768
Distribution of debt proceeds to Amaya	—	—	—	—	(65,280,806)	—	(110,049,399)	—	—	(175,330,205)
Other comprehensive income	—	—	—	—	—	1,220,791	—	—	—	1,220,791
Net loss	—	—	—	—	—	—	(28,830,847)	—	—	(28,830,847)

BALANCE—December 31, 2014	1,000	$10	—	—	—	$973,671	$(156,890,599)	—	$(110,000,000)	$(265,916,918)

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(28,830,847)	$8,544,549
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	10,761,775	9,442,208
Amortization of intangible assets	4,760,855	4,096,938
Deferred taxes	18,434,571	2,999,057
Share-based compensation	686,862	714,805
Excess tax benefits from share-based compensation	(1,321,126)	—
Amortization of deferred financing costs and discounts	903,470	1,873,349
Unrealized loss on currency conversion	2,889,403	—
Loss on extinguishment of debt	1,714,503	3,638,653
Loss on sale of property and equipment	69,073	148,138
Write-off of licenses and software	165,024	111,621
Costs related to sales of previously leased gaming machines and third-party licenses	447,762	353,992
Costs related to sales of gaming machines under capital lease	257,280	109,930
Impairment of property and equipment	—	350,830
Provision for doubtful accounts	834,520	734,437
Inventory write-down	36,224	123,418
Insurance proceeds related to personal property coverage for property losses incurred during 2011	—	(684,615)
Interest paid in kind	4,536,511	—
Changes in assets and liabilities:
Accounts receivable	(5,268,875)	(1,465,113)
Inventory	(436,788)	(1,313,197)
Other current receivables	856,725	4,413,864
Deferred costs	—	(2,669,842)
Prepaid expenses and other current assets	(305,128)	1,111,187
Other noncurrent assets	(213,612)	(12,508)
Accounts payable and accrued expenses	(2,528,935)	(5,528,125)
Accrued sales and valued-added taxes	19,005	(1,079,131)
Other long-term liabilities	1,591,038	569,106
Due to / from Amaya	332,918	—

Net cash provided by operating activities	10,392,208	26,583,551

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to gaming operation equipment and other property and equipment	(8,716,872)	(12,332,536)
Payments to acquire or license intangible assets	(4,994,639)	(4,889,284)
Insurance proceeds related to personal property coverage for property losses incurred during 2011	—	684,615
Release of restricted cash	5,000,000	—
Proceeds from disposals of property, equipment and intangibles	125,194	152,837

Net cash used in investing activities	(8,586,317)	(16,384,368)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(2,386,233)	(110,363,767)
Proceeds from long-term debt	175,500,000	160,000,000
Debt financing costs	(264,667)	(1,953,027)
Distribution to Amaya	(175,330,205)	(51,035,728)
Payments of obligations under capital leases	949,053)	(881,678)
Payment of restricted cash to Amaya	(5,000,000)	—
Excess tax benefits from stock-based compensation	1,321,126	—
Annuity payments to WAP winners	(63,604)	—

Net cash used in financing activities	(7,172,636)	(4,234,200)

NET INCREASE IN CASH	(5,366,744)	5,964,983
EFFECT OF EXCHANGE RATES ON CASH	(1,300,101)	39,709
CASH—Beginning of year	14,252,639	8,247,947

CASH—End of year	$7,585,794	$14,252,639

See notes to consolidated financial statements. See disclosure of additional cash flow information and noncash activity in Note 16.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1. The Company

Cadillac Jack, Inc. and subsidiaries (the “Company”), an indirect wholly owned subsidiary of Amaya Gaming Group Inc. (“Amaya”), is a diversified gaming company that specializes in the design, manufacturing, operation, sales, and servicing of gaming technologies for the global gaming marketplace. The Company’s sales and marketing efforts focus on Native American Class II and Class III commercial gaming markets. The Company markets throughout the United States and international gaming markets, primarily Mexico.

The Company was acquired by Amaya, a publicly listed corporation incorporated in Quebec, Canada, by way of a merger with Odyssey Acquisition Corporation (an indirect subsidiary of Amaya). The effective date of the acquisition was November 5, 2012. Amaya’s common shares are listed on the Toronto Stock Exchange under the symbol “AYA.”

2. Summary of Significant Accounting Policies

Principles of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of Cadillac Jack, Inc., and the following wholly owned subsidiaries: Comercializadora de Juegos Cadillac Jack de Mexico, Servicios Administrativos CJ de Mexico, and Equipos y Soluciones Tecnologicas. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include all adjustments necessary to fairly present the Company’s consolidated financial position, results of operations, and cash flows for each period presented.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Estimates are used for, but not limited to, the accounting for doubtful accounts, allowance for obsolete inventory, lease receivables, sales tax accrual, revenue recognition, warrants, stock options, deferred taxes, contingencies, and useful lives of property and equipment and intangible assets in determining depreciation and amortization, respectively. Actual results could differ from those estimates.

Revenue Recognition—The Company recognizes revenue when all of the following have been satisfied:

•	Persuasive evidence of an arrangement exists.

•	The price to the customer is fixed and determinable.

•	Delivery has occurred.

•	Collection is reasonably assured

Gaming Operations Revenue—Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content, and the related systems placed with customers. Fees under these arrangements are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software, and connection to a linked progressive system, where applicable. In certain markets, the Company also charges a daily system connection fee for the customer to connect to a central determination system and/or back-office system. The Company does not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee. All of the products and services delivered simultaneously provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming devices. Gaming operations revenue is recognized under general revenue recognition guidance as the services are delivered.

Wide Area Progressive (WAP)—WAP systems consist of linked slot machines located in multiple casino properties, which connect to the Company’s central computer system. WAP games differ from stand-alone units in that a progressive jackpot increases with every wager until a player wins the top award. Revenues are recognized for each gaming machine based upon a percentage of amounts wagered on the gaming machine. Revenues are recognized as earned and when collectability is reasonably assured. Jackpots are payable immediately at the time the prize is awarded to the player and recorded as costs of goods sold.

The Company’s product sales revenues are generated from the sale of gaming machines and parts. Product sales are recognized upon delivery.

Service revenues include support and maintenance on machines, engineering services, installation, and management services. Services are recognized as they are provided.

Software License Fees—The Company also earns license fees from customers. License fees are generally billed at fixed monthly amounts per machine and recognized over the license period.

Multiple-Element Arrangements—The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. For example, customers may enter into arrangements with the Company for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services. Certain gaming equipment arrangements may also include the sale of gaming devices. For sales arrangements with multiple deliverables, the Company divides deliverables into separate units of accounting, if:

•	The delivered items have stand-alone value to the customer. The items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis.

•	Delivery of any undelivered item is considered probable and substantially in the Company’s control.

The arrangement price is allocated to each of the elements based on the estimated selling prices of each element. Estimated selling prices are the Company’s best estimates of the prices that would be charged to customers if the stand-alone elements were separately sold and include considerations of prices charged by the Company for similar deliverables. The revenue related to the gaming machines and license fees and related costs are recognized upon delivery. Revenue related to revenue share is recognized over the estimated life of the arrangement as the service is performed, which ranges from one to five years.

For arrangements that do not qualify for separate units of accounting, the up-front fees paid are recorded as deferred revenue and the up-front expenses incurred are capitalized as deferred costs. Revenue and costs are amortized over the estimated life of the arrangement.

In certain operating lease arrangements, the Company makes payments to customers early in the lease term as an incentive. These payments are accounted for as lease incentives and accordingly deferred and recognized ratably over the lease term as a reduction of revenue. There are no lease incentive payments contractually required to be made in 2015.

Restricted Cash—Restricted cash is the contractual amount held by a financial institutions pursuant to the term loans (see Note 11).

Allowance for Doubtful Accounts—The allowance for doubtful accounts represents the Company’s best estimate of probable future losses in the accounts receivable balance. This estimate is based on historical experience and other currently available evidence.

Inventory—Inventory is stated at the lower of cost or market using standard costs, which approximates the weighted-average method of valuing inventory. Inventory specifically allocated to manufacture gaming machines to be placed under revenue-sharing arrangements is reclassed to gaming machines under construction, included in property and equipment.

Inventory at December 31, 2014 and 2013, is composed of the following categories:

	2014	2013
Manufactured finished goods and work in process	$1,020,452	$818,225
Raw materials and parts inventory	4,741,688	5,040,001
Less allowance for obsolete inventory	(116,816)	(125,697)

Total inventory—net	$5,645,324	$5,732,529

Property and Equipment—The Company has property and equipment located throughout the United States and Mexico that are carried at cost. Expenditures for maintenance and repairs are expensed, while costs incurred for renewals and refurbishments that materially extend the life of the property and equipment are capitalized. Upon the sale, retirement or disposal of property and equipment, the asset cost and accumulated depreciation is eliminated from the financial statements. Any resulting gain or loss is included in operations. Sales of used games previously classified as gaming machinery and equipment are included in net sales, and the related net book value is included in cost of goods and services in the consolidated statements of (loss) income and comprehensive (loss) income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their estimated future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets. The Company recorded impairment charges of zero and $351,000 for the years ended December 31, 2014 and 2013, respectively. The impairment charges recorded were the net book value of the machines. The impairment charges are included in selling, general, and administrative expenses in the consolidated statements of (loss) income and comprehensive (loss) income.

During 2013, the Company received insurance proceeds related to 223 leased machines and related equipment destroyed by fire in 2011 that were installed in a customer’s facility. The total recovery was $890,000 and is included in insurance settlement in the consolidated statement of (loss) income and comprehensive (loss) income. In the consolidated statement of cash flows, the proceeds are allocated between the insurance recoveries attributable to business interruption and the insurance recoveries attributable to personal property damages. The recovery for business interruption of $205,385 is classified as a cash flow from operating activities. The recovery for personal property damages of $684,615 is classified as a cash flow from investing activities.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Computer equipment and software	3—5 years
Leasehold improvements	Shorter of lease term or useful life
Machinery and equipment	5—7 years
Gaming machines and equipment	5 years
Office furniture and fixtures	7—10 years
Vehicles	5 years

Gaming machines under construction and completed games not yet shipped are included in property and equipment if specifically allocated to a revenue-sharing arrangement.

Shipping and Handling Costs—The Company classifies shipping and handling amounts billed to customers as net sales and shipping and handling costs incurred as a component of cost of goods and services.

Advertising—Advertising is expensed as incurred. Advertising costs were approximately $1,236,000 and $1,460,000 for the years ended December 31, 2014 and 2013, respectively

Stock Compensation—The Company accounts for new and modified share-based payment transactions with employees, such as stock options and restricted stock awards, based on their fair values. Compensation expense is recognized over the vesting period (see Note 9).

Income Taxes—The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates scheduled to be in effect when temporary differences are expected to be recovered or settled. The effect of a change in enacted tax rates on the deferred tax assets and liabilities is recognized in income in the financial statement period when the new tax rates are enacted. The Company assesses the realizability of its deferred tax assets annually and records a valuation allowance when it is determined that it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes uncertain tax positions taken or expected to be taken in a tax return when they are “more likely than not” to be sustained upon examination. A recognized tax position is recorded in the consolidated financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Differences between the estimated liabilities and the amounts paid upon ultimate resolution with the taxing authorities are reflected as increases or decreases to income tax expense in the period in which they are determined.

The Company recognizes interest and penalties related to uncertain tax positions. Interest is included within interest expense.

Deferred Financing Costs and Debt Discounts—Deferred financing costs and debt discounts, including common stock warrants (Note 11), are amortized using the effective interest method over the term of the loan to which they relate. Amortization expense is estimated to be approximately $1,496,000, $1,967,000, $2,523,000, $3,197,000, $3,668,000 and $1,525,000 for the years ending December 31, 2015, 2016, 2017, 2018, 2019 and 2020, respectively. Deferred financing costs of approximately $1,715,000 associated with the refinancing of debt were written off as debt extinguishment during 2014 as required by U.S. GAAP. The deferred financing cost of approximately $3,639,000 associated with debt extinguishment was written off during 2013 (see Note 11). The note payable to various lenders and Macquarie US Trading LLC as administrative agent was paid and canceled in December 2013. This financing was replaced with a note payable to various lenders and Wilmington Trust as administrative agent.

Research and Development and Software Development Costs—Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology.

The Company expenses all research and development costs associated with the establishment of technological feasibility for its software products to research and development costs. From the time of establishing technological feasibility through general release of the product, the Company capitalizes software development costs and reports them in the consolidated balance sheets as a component of capitalized software at the lower of unamortized cost or net realizable value. The Company amortizes capitalized software development costs upon general release of the product to customers and computes amortization on the greater of the amounts computed using the ratio of current gross revenues the product bears to the total of current and anticipated future gross revenues or the straight-line method over the estimated economic life of the product, generally three years.

The Company expensed research and development costs of approximately $12,795,000 and $12,566,000, included in selling, general, and administrative expense, for the years ended December 31, 2014 and 2013, respectively. The Company capitalized costs related to game certification of approximately $2,489,000 and $2,013,000 for the years ended December 31, 2014 and 2013, respectively. The Company also capitalized license fees paid to third parties of approximately $2,318,000 and $2,235,000 for the years ended December 31, 2014 and 2013, respectively.

Foreign Currency Translation and Transactions—The Mexican peso is used as the functional currency for the Company’s subsidiaries located in Mexico. Assets and liabilities denominated in the foreign currency are translated into U.S. dollars using the exchange rate in effect at the consolidated balance sheet dates. Revenues, expenses, and cash flows are translated at the average exchange rate in effect during the year. The foreign currency loss of $2,915,000 and loss of $28,000 for the years ended December 31, 2014 and 2013, respectively, included in net (loss) income primarily relates to the effects of foreign exchange rate changes between the Mexican Peso and short-term intercompany loans denominated in the U.S. dollar

Fair Value of Financial Instruments—The Company’s financial instruments, including cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value due to short maturities. The carrying value of long-term debt approximates its fair value.

Subsequent Events—The Company evaluated subsequent events through March 27, 2015, the date on which these consolidated financial statements were issued.

Recently Issued Accounting Guidance—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which changes the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. The guidance also expands the required disclosures related to revenue recognition. This guidance is effective on January 1, 2018, and early adoption is permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. The Company is currently evaluating the impact and method of adoption of ASU No. 2014-09 on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, that requires companies to present unrecognized tax benefits as a reduction to deferred tax assets when a net operating loss (NOL) carryforward, a similar tax loss or a tax credit carryforward exists, with limited exceptions. The amendments in guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The Company adopted early with no material impact on the consolidated financial statements.

3. Accounts Receivable

The Company extends credit to customers located throughout North America and Latin America based on the size of the company, its payment history, and other factors. The Company does not require collateral for its accounts receivable. The amount of accounting loss due to credit risk the Company would incur if the parties to the accounts receivable failed to perform according to the terms of the agreement would be the balance of the accounts receivable—net of the allowance for doubtful accounts. Accounts receivable at December 31, 2014 and 2013, consisted of the following:

	2014	2013
Trade receivable	$12,330,566	$9,451,471
Unbilled receivable	2,265,441	935,802
Less allowance for doubtful accounts	(851,199)	(1,412,352)

Accounts receivable—net	$13,744,808	$8,974,921

In 2014 and 2013, the Company entered into certain sales-type lease arrangements. The components of the net investment in sales-type leases as of December 31, 2014 and 2013 are as follows:

	2014	2013
Total minimum lease payments receivable	$1,562,493	$887,089
Less unearned income	(212,045)	(108,347)

Net investment in sales-type leases	$1,350,448	$778,742

The current maturity of net investment in sales-type leases is included in trade accounts receivable. The noncurrent maturity of net investment in sales-type leases is included in other noncurrent assets. The present value of minimum lease payments receivable, unearned finance income, and future minimum lease payment receivable are as follows:

	Present Value of Minimum Lease Payments Receivable	Unearned Finance Income	Future Minimum Lease Payments Receivable
2015	$616,231	$147,678	$763,909
2016	631,808	60,297	692,105
2017	102,409	4,070	106,479

Net investment in sales-type leases	$1,350,448	$212,045	$1,562,493

4. Property and Equipment

During 2014, the Company sold previously leased gaming machines and third-party licenses with a net book value of approximately $448,000 for $1,125,000. During 2013, the Company sold previously leased gaming machines and third-party licenses with a net book value of approximately $354,000 for $1,094,000. During 2014, the Company recorded no impairment of idle gaming equipment. During 2013, the Company recorded an impairment of idle gaming equipment totaling $351,000 that is included in accumulated depreciation.

Property and equipment at December 31, 2014 and 2013 consisted of the following:

At Cost	2014	2013
Computer equipment and software	$4,099,754	$3,207,386
Leasehold improvements	837,772	738,987
Machinery and equipment	220,637	142,322
Gaming machines and equipment	72,028,634	72,573,711
Gaming machines under construction	250,518	209,420
Office furniture and fixtures	1,417,553	1,302,088
Vehicles	0	17,988

	78,854,868	78,191,902
Less accumulated depreciation	(52,898,538)	(49,576,348)

Property and equipment—net	$25,956,330	$28,615,554

5. Intangible Assets

Third-party licenses consist of license fees for game titles developed by third parties and license fees to third parties for using certain technologies. Capitalized certification costs are related to certifying games for play in certain jurisdictions. Patents include third-party costs associated with filing applications and defending patents.

Intangible assets at December 31, 2014 and 2013, consist of the following:

	Gross	Accumulated Amortization	Net	Life
2014
Third-party licenses	$15,236,214	$(9,588,952)	$5,647,262	3—5 years
Capitalized certification costs	13,030,282	(8,619,924)	4,410,358	3 years
Patents	918,405	(10,592)	907,813	10 years

Total	29,184,901	(18,219,468)	10,965,433
Less items not in service	(3,505,886)	0	(3,505,886)

Total costs subject to amortization	$25,679,015	$(18,219,468)	$7,459,547
2013
Third-party licenses	$13,715,425	$(8,432,027)	$5,283,398	3—5 years
Capitalized certification costs	10,541,452	(6,622,129)	3,919,323	3 years
Patents	503,674	(706)	502,968	10 years

Total	24,760,551	(15,054,862)	9,705,689
Less items not in service	(3,207,840)	0	(3,207,840)

Total costs subject to amortization	$21,552,711	$(15,054,862)	$6,497,849

Amortization expense for the next five years and thereafter for items in service at December 31, 2014, is estimated to be as follows:

Years Ending December 31
2015	$3,414,697
2016	2,221,640
2017	1,193,791
2018	425,926
2019 and thereafter	203,493

$7,459,547

6. Deferred costs

Deferred costs consist of amounts paid or payable to lessees of the Company’s gaming machines to secure new lease arrangements. The costs are deferred and recognized ratably over the minimum lease term as a reduction to revenue. Deferred costs at December 31, 2014, consisted of the following:

	2014	2013
Paid to lessees	$5,340,000	$2,924,400
Payable to lessees	—	2,451,600

Total	5,340,000	5,376,000
Less accumulated amortization	(1,691,000)	(627,500)

Total	3,649,000	4,748,500
Less current portion	(1,068,000)	(1,086,000)

Noncurrent portion	$2,581,000	$3,662,500

Future amortization of deferred costs as of December 31, 2014, will be as follows:

Years Ending December 31
2015	$1,068,000
2016	1,068,000
2017	1,068,000
2018	445,000

$3,649,000

7. Related-Party Transactions

During 2014, the Company directed approximately $175,330,000 in proceeds from the refinancing of debt (see Note 11) to an indirect wholly owned subsidiary of Amaya. In connection with this transaction, Amaya issued 4,000,000 common stock warrants as consideration, on behalf of the Company, to certain lenders. The fair value of the warrants at issuance was approximately $10,400,000 USD. Additionally, the Company distributed $5,000,000 to Amaya as agreed to in 2013 related to the fulfilment of certain conditions under the acquisition and merger agreement, thereby eliminating its liability to Amaya (see Note 11).

During 2013, the Company distributed approximately $51,036,000 in proceeds from the new debt financing (see Note 11) to an indirect wholly owned subsidiary of Amaya. Finally, in 2013, Amaya purchased 11 game licenses from the Company for $330,000.

8. Employee Benefit Plan

The Cadillac Jack, Inc. 401(k) Plan (“the Plan”) provides retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company may make a discretionary contribution to the Plan, not to exceed 15% of the total compensation of all participants as allowed under Section 401(k) of the Internal Revenue Code. The Company elected to make matching contributions of approximately $300,000 and $330,000 for the years ended December 31, 2014 and 2013, respectively.

9. Share-Based Awards and Options

The purpose of the Amaya stock option plan is to attract, retain, and motivate employees and officers of the Company, and to promote the interests of the Company. The stock option plan permits the Board of Directors to grant either incentive stock options or nonqualified stock options to purchase shares of Amaya’s common stock. Amaya’s stock option plan authorized the issuance of options to purchase up to an aggregate of 13,284,434 shares of Amaya’s common stock, provided that the Board shall have the right, from time to time, to increase such number, subject to applicable laws. Certain options can become exercisable upon death or disability.

The activity in the Amaya stock option plan for the years ended December 31, 2014 and 2013, is summarized as follows:

	Options	Weighted- Average Exercise Price Canadian $
Options outstanding at December 31, 2012	1,600,000	$4.24
Granted	62,500	6.85
Exercised	(312,171)	4.24
Forfeited	(67,550)	4.24

Options outstanding at December 31, 2013	1,282,779	4.37
Granted	—
Exercised	(166,284)	4.27
Forfeited	(77,781)	4.78

Options outstanding at December 31, 2014	1,038,714	4.35

A summary of stock options outstanding at December 31, 2014 and 2013, is as follows:

	2014
Canadian $ Exercise Prices	Number of Options Outstanding	Weighted- Remaining Contractual Life (Years)	Number of Options Vested and Exercisable
$4.24	999,339	2.92	274,413
6.00	9,375	3.41	—
7.55	30,000	3.97	7,500

	1,038,714		281,913

	2013
Canadian $ Exercise Prices	Number of Options Outstanding	Weighted- Remaining Contractual Life(Years)	Number of Options Vested and Exercisable
$4.24	1,220,279	3.92	76,506
6.00	12,500	4.41	—
6.33	20,000	4.70	—
7.55	30,000	4.97	—

	1,282,779		76,506

During 2014, Amaya did not grant or modify any options to employees of the Company. During 2013, Amaya granted an aggregate of 62,500 options to employees of the Company. No options were modified in 2013. The Company issued three separate grants of 12,500 options, 20,000 options, and 30,000 options in 2013, with grant-date fair values of $2.33 per option, $2.48 per option, and $3.10 per option, respectively.

In 2013, the Black-Scholes valuation model was used to estimate the option grant-date fair value based on following assumptions:

2013
Expected volatility	60%
Risk-free interest rate	1.07%
Dividend yield	— %
Expected term in years	3.75 years

Expected volatility is estimated based on stock prices of comparable companies, as adjusted to take into account Amaya’s trading history. The risk-free interest rate is based on the average yield of government of Canada one- to three-year marketable bonds. The dividend yield is 0% as Amaya does not pay dividends. The expected life is estimated using the average of the vesting period and the contractual life of the options because the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

Stock compensation expense related to the Amaya stock option plan of approximately $687,000 and $715,000 for the years ended December 31, 2014 and 2013, respectively.

There were 1,198,840 options available for future grants under the Amaya stock option plan at December 31, 2014. The unrecognized compensation cost expected to be recognized over the next three years is approximately $1,367,000.

10. Income Taxes

The provision for income taxes at December 31, 2014 and 2013, consisted of the following:

	2014	2013
Current tax expense (benefit):
Federal	—	—
State	162,108	(5,918)
Foreign (including withholding taxes)	3,380,162	2,055,668

Total current tax expense	3,542,270	2,049,750

Deferred tax (benefit) expense:
Federal	(1,907,965)	2,448,319
State	162,587	550,738
Foreign	(1,865,796)	(423,342)
Increase in valuation allowance	22,045,745	423,342

Total deferred tax expense	18,434,571	2,999,057

Total income tax expense	$21,976,841	$5,048,807

The following is a summary of income before taxes of the United States and foreign operations for the years ended December 31, 2014 and 2013:

	2014	2013
Domestic	$1,197,422	$19,402,954
Foreign	(8,051,428)	(5,809,598)

Total	$(6,854,006)	$13,593,356

Income tax expense differs from the amount computed using the statutory United States Federal income tax rate as follows for the years ended December 31, 2014 and 2013:

	2014	2013
Federal income tax at the statutory rate	34.0%	34.0%
State income taxes, net of federal benefits	-2.7%	3.3%
Foreign and United States tax rate differential	-4.2%	1.5%
Change in valuation allowance	-321.6%	3.1%
Change in liability for uncertain tax positions	14.0%	-9.4%
Interest expense	-21.8%	0.0%
Tax credits	-13.7%	4.7%
Other permanent differences	-4.6%	-0.1%

Effective tax rate	-320.6%	37.1%

The income tax provision differs from the expense that would result from applying federal statutory rates to (loss) income before income taxes due to state income taxes, permanent book/tax differences, changes in estimates for uncertain tax positions, changes in valuation allowance against deferred tax assets, and also due to federal and state research and development tax credits available. The Company has recorded a full valuation allowance against net deferred tax assets in Mexico and all U.S. jurisdictions due to the negative evidence outweighing the positive evidence related to the realization of these net deferred tax assets. The valuation allowance against these net deferred tax assets has been allocated pro rata between current and noncurrent deferred tax assets on a jurisdictional basis. The tax effects of temporary differences that give rise to significant portions of the current and noncurrent deferred tax assets and liabilities at December 31, 2014 and 2013, are presented as follows:

	2014	2013
Current—deferred tax asset:
Allowance for doubtful accounts	$254,047	$471,144
Allowance for inventory obsolescence	37,677	45,302
Inventory book tax differences	7,381	30,438
Accrued expenses	1,622,302	1,925,727
Net operating loss carryforward	402,621	5,697,708

Total current deferred tax asset	2,324,028	8,170,319
Less valuation allowance	(2,085,175)	(1,008,987)

Net current deferred tax asset	$238,853	$7,161,332
Noncurrent—deferred tax asset (liability):
Accrued expenses	$6,435,627	$1,483,729
Depreciation and amortization	(1,887,191)	(2,039,993)
Other temporary differences	444,459	524,407
Foreign tax credit carryforward	12,052,141	10,302,458
Other tax credit carryforward	2,382,172	2,925,732
Stock compensation expense	197,046	54,575
Net operating loss carryforward	3,625,345	648,770

Total noncurrent deferred tax asset	23,249,599	13,899,678
Less valuation allowance	(23,488,452)	(3,047,549)

Net noncurrent deferred tax (liability) asset	$(238,853)	$10,852,129

The Company’s Mexican customers are required under the U.S.-Mexico tax treaty to withhold 10% of their payments due to the Company for license fees, which can be used as tax credits on the Company’s U.S. federal income tax return. The tax credits are not refundable, but can be carried forward for 10 years to offset future tax liability. The credits begin to expire starting in 2016. The Company’s other tax credits relate to research and development activities and begin to expire in 2024. The Company also has NOL carryforwards for U.S. federal purposes of approximately $123,000, in Mexico of approximately $2,125,000 and various U.S. states of approximately $12,167,000. The federal NOL carryforwards begin to expire in 2033, the Mexican NOL carryforwards begin to expire in 2021, and the state NOL carryforwards begin to expire in 2022.

The utilization of the NOL carryforwards and tax credits is limited in the future in accordance with Section 382 and Section 383 of the Internal Revenue Code based on a change in control that occurred in 2012. A subsequent change in control could be caused by a share repurchase program, additional issuances of common stock by the Company, and acquisitions or sales of shares by certain holders of the Company’s shares, including persons who have held, currently hold, or may accumulate in the future 5% or more of the Company’s outstanding common stock. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets on a jurisdictional basis. Based on this evaluation, the Company has provided a full valuation allowance of approximately $21,805,000 on its net deferred tax assets in the U.S. The Company also has approximately $4,768,000 of NOL carryforwards and other temporary differences in Mexico, which have a full valuation allowance. The determination that a valuation allowance is needed was made after weighing the positive and negative evidence related to Cadillac Jack’s ability to realize the deferred tax assets, and more weight was given to objectively verifiable evidence, such as recent operating results, and contractual obligations. The amount of the deferred tax asset considered realizable, however, could change as the Company will continue to evaluate our assumptions each year regarding the need for a valuation allowance and will make appropriate adjustments as necessary.

Approximately $543,000 in penalties were recorded on uncertain tax positions during the year and remained accrued as of December 31, 2014. No interest was recorded on uncertain tax positions since no tax would be due. There were no penalties or interest recorded on uncertain tax positions during 2013 or accrued as of December 31, 2014. While not anticipated, the amount of unrecognized tax benefits may change for various reasons in the next 12 months; however, the Company does not expect that change to have a material impact on its consolidated financial position or results of operation. The Company is subject to taxation in the U.S. federal, various U.S. states, and Mexico jurisdictions. As of December 31, 2014, the Company’s tax years for 2002-2013 are subject to examination by taxing authorities. As of December 31, 2014, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2002.

The Company is permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly, no deferred income tax liability related to its foreign subsidiaries’ unremitted earnings has been included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or, otherwise, the Company would be subject to income taxes and withholding taxes payable, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

11. Notes Payable and Long-Term Debt Long-Term Debt

Long-term debt at December 31, 2014 and 2013, consisted of the following:

	2014	2013
Note payable to various lenders. Wilmington Trust as administrative and collateral agent. The term loans may be eurodollar loans or base rate loans as determined by the Company. When electing to use the eurodollar option, the loan bears an 8.0% interest rate, which assumes a London InterBank Offered Rate (LIBOR) floor of 1.0%, plus 7.0%. Interest is paid quarterly. The loan to each lender matures in quarterly payments. The remaining balance is due in 2017. The loans are secured by all the Company’s assets. The loans are guaranteed by Amaya.	—	$160,000,000
Note payable to various lenders. Wilmington Trust as administrative and collateral agent. The term loans may be eurodollar loans or base rate loans as determined by the Company. When electing to use the eurodollar option, the loan bears an 9.5% interest rate, which assumes a London InterBank Offered Rate (LIBOR) floor of 1.0%, plus 8.5%. Interest is paid quarterly. The loan to each lender matures in quarterly payments. The remaining balance is due in 2019. The loans are secured by all the Company’s assets. The loans are guaranteed by Amaya.	238,000,000	—
Mezzanine note payable to various lenders. Wilmington Trust as administrative and collateral agent. The loan bears interest at a 13.0% interest rate per annum, which assumes cash interest of 6.0% per annum and paid in kind interest of 7.0% per annum. Cash interest is paid quarterly. At the election of the Company, paid in kind interest is paid in cash or compounds to principal quarterly. The loan to each lender is due in full in 2020. The loans are guaranteed by Amaya.	104,536,511	—

	2014	2013
Note payable to Founder for settlement of various civil complaints and counterclaims bearing interest at 6% per annum; requires semiannual payments of principal and interest. The note was paid in full in 2014.	—	386,233

Total long-term debt	342,536,511	160,386,233
Less current portion of long-term debt	(2,400,000)	(1,986,233)

Long-term debt—net of current portion	340,136,511	158,400,000
Less unamortized discounts	(14,138,677)	—

Long-term debt—net of current portion and discounts	$325,997,834	$158,400,000

Maturities of long-term debt for the next five years and thereafter are summarized as follows:

Years Ending December 31
2015	$2,400,000
2016	2,400,000
2017	2,400,000
2018	2,400,000
2019 and thereafter	332,936,511

$342,536,511

In connection with the Amaya acquisition of the Company on November 5, 2012, the Company’s direct parent, Amaya Holdings Corporation (an indirect wholly owned subsidiary of Amaya) entered into a credit agreement with a syndicate of financial institutions for $110,000,000 of term loans. The term loans were used by Amaya to finance the acquisition, pay off the Company’s existing debt and fund the Company’s ongoing working capital needs. Amaya pledged its equity interests in the Company and its subsidiaries as a guarantee and as collateral. This agreement was canceled and paid in full with proceeds from new debt described below on December 20, 2013. The agreement required the Company to maintain a holdback account control agreement funded with $5,000,000 from proceeds of the term loans, which is required until the additional consideration is paid according to the acquisition and merger agreement on the second anniversary of the closing date (November 5, 2014). Early release of this provision of the acquisition and merger agreement was executed on November 11, 2013. However, the $5,000,000 holdback amount continued to be held by the financial institutions and restricted from use by the Company as of December 31, 2013. The Company committed to paying the holdback amount to Amaya on release, and therefore recorded a declared distribution to Amaya and a liability to Amaya as of December 31, 2013. In January 2014, the proceeds were released to the Company, and the Company subsequently transferred these proceeds to Amaya, thereby eliminating the liability to Amaya.

On December 20, 2013, the Company entered into a credit agreement with a different syndicate of financial institutions for $160,000,000 of term loans. This arrangement replaced the existing credit facility. The proceeds were also used to make a distribution to the Company’s direct parent and fund the ongoing working capital needs of the Company. Amaya pledged its equity interest in the Company and its subsidiaries as a guarantee and as collateral. This credit agreement was amended in 2014, as discussed below, in a transaction accounted for as a debt extinguishment, resulting in a loss on extinguishment of approximately $1,715,000.

On May 15, 2014, the Company amended the existing credit agreement dated as of December 20, 2013 with an extended syndicate of financial institutions for additional $80,000,000 of term loans. Also on May 15, 2014, the company entered into a credit agreement with a syndicate of financial institutions for $100,000,000 of mezzanine subordinate term loans. The proceeds from both agreements were directed to the Company’s direct parent. Amaya pledged its equity interest in the Company and its subsidiaries as a guarantee and as collateral.

These agreements include covenants covering financial condition (consolidated total leverage ratio, fixed-charge coverage ratio, and earnings before interest, taxes, depreciation, and amortization (EBITDA)) and limitations on capital expenditure. The leverage ratio of consolidated total debt to consolidated EBITDA cannot be higher than the following amounts in the table below for each period-end. Consolidated EBITDA as defined in the agreement is consolidated net income (loss), plus income tax expense; interest expense; amortization of debt issuance costs; depreciation; amortization; extraordinary expenses or losses; transaction expenses; other noncash charges fees losses or expenses; any fees or expenses paid in connection with any investment permitted by the agreement; fees and expenses paid to any agent under any loan document; cash payment for resolution of the IGT, Inc. (IGT), settlement minus interest income; extraordinary income or gains; and other noncash gain or income. Minimum EBITDA requirements are shown in the table below for each period-end. The fixed-charge coverage ratio of consolidated EBITDA minus income taxes paid, maintenance capital expenditures, and restricted payments as defined in the agreement divided by consolidated cash interest expense and scheduled debt payments cannot be lower than the following amounts in the tables below for each period-end.

The following information relates to the amended credit agreement:

Period-End	Consolidated Total Leverage Ratio	Fixed- Charge Coverage Ratio	Consolidated EBITDA
March 31, 2015	8.75	1.02	$37,890,000
June 30, 2015	8.75	1.05	38,010,000
September 30, 2015	8.50	1.05	39,260,000
December 31, 2015	8.25	1.05	40,580,000
March 31, 2016	8.00	1.05	41,990,000
June 30, 2016	7.75	1.05	43,500,000
September 30, 2016	7.50	1.10	45,110,000
December 31, 2016	7.25	1.10	46,830,000
March 31, 2017	7.00	1.15	48,680,000
June 30, 2017	7.00	1.15	48,870,000
September 30, 2017	6.75	1.15	50,870,000
December 31, 2017	6.75	1.20	51,070,000
March 31, 2018	6.75	1.20	51,270,000
June 30, 2018	6.50	1.20	53,460,000
September 30, 2018	6.50	1.25	53,460,000

Capital expenditures cannot exceed $37,360,000, $38,100,000, $38,870,000, and $38,870,000 for the years ending December 31, 2015, 2016, 2017, and 2018, respectively. The Company may carry over to a subsequent year half of the amount of capital expenditures not expended in the preceding year. The Company was in compliance with its covenants for the period ended December 31, 2014.

The following information relates to the Mezzanine agreement:

Period-End	Consolidated Total Leverage Ratio	Fixed- Charge Coverage Ratio	Consolidated EBITDA
March 31, 2015	9.00	1.00	$30,312,000
June 30, 2015	9.00	1.00	30,408,000
September 30, 2015	8.75	1.00	31,408,000
December 31, 2015	8.50	1.00	32,464,000
March 31, 2016	8.25	1.00	33,592,000
June 30, 2016	8.00	1.00	34,800,000
September 30, 2016	7.75	1.00	36,088,000
December 31, 2016	7.50	1.00	37,464,000
March 31, 2017	7.25	1.05	38,944,000
June 30, 2017	7.25	1.05	39,096,000
September 30, 2017	7.00	1.05	40,696,000
December 31, 2017	7.00	1.10	40,856,000
March 31, 2018	7.00	1.10	41,016,000
June 30, 2018	6.75	1.10	42,768,000
September 30, 2018	6.75	1.15	42,768,000
December 31, 2018	6.75	1.15	42,768,000
March 31, 2019, and thereafter	6.25	1.15	42,768,000

Capital expenditures cannot exceed $44,832,000, $45,720,000, $46,644,000, and $46,644,000 for the years ending December 31, 2015, 2016, 2017, and 2018, respectively. The Company may carry over to a subsequent year half of the amount of capital expenditures not expended in the preceding year. The Company was in compliance with its covenants for the period ended December 31, 2014.

Common Stock Warrants—In connection with the Mezzanine Credit Agreement entered into on May 15, 2014, Amaya issued 4,000,000 common stock warrants as compensation, on behalf of the Company, to certain of the lenders involved.

Each warrant entitles the holder to purchase one share of Amaya common stock for an exercise price of $19.17 CAD. The warrants may be exercised by the holder at any time until the date of expiration, which is May 15, 2024 (10 years after the date of issuance). Upon issuance, the Company recorded a discount to the carrying value of the mezzanine loan and an associated increase to additional paid in capital for the estimated fair value of the warrants. The fair value of the warrants at issuance of approximately $10,400,000 USD was calculated using the Black-Scholes-Merton option-pricing model with the following assumptions: 10 year contractual term; annual risk-free interest rate of 2.29%; 46% volatility; and 0% dividend rate. The discount will be amortized to interest expense using the effective interest rate method over the six year term of the loan, and the interest charge for the year ended December 31, 2014 totaled approximately $400,000.

As of December 31, 2014, all 4,000,000 warrants remained outstanding. These were the only warrants issued by Amaya on behalf of the Company.

12. Commitments and Contingencies

Litigation—In 2012, the Company and the founder of the Company (the “Founder”) entered into a settlement agreement and mutual release that terminated a lawsuit filed by the Founder against the Company and a former officer and director of the Company. The Founder asserted that the former director authorized improper related-party transactions that caused the value of the Founder shares in the Company to decline, that the Company failed to reimburse the Founder for various expenses, and that the Company breached the employment contract with the

Founder. The Company denied all claims of wrongdoing and filed a counterclaim against the Founder for breach of contract, breach of fiduciary duty, breach of duties of good faith, and loyalty and fraud. In a separate action that was settled in 2010, the Founder also alleged that the Company conspired to cause an event of default on certain loans related to real estate owned by the Founder. In connection with the 2012 settlement, the Company agreed to pay the Founder $1,500,000, which was recorded in selling, general, and administrative expense, in semiannual payments, plus 6% interest. The first payment was made on September 24, 2012, for $750,000. During 2013, two payments of approximately $202,000 each were made. During 2014, the remaining balance was paid in two equal payments of approximately $202,000 each.

The Company previously leased its office and operating facilities from the Founder. The lease term commenced in October 2004 and expired in October 2009. The Company continued to lease the building on a month-to-month basis through July 2010. Rent expense to the Founder for the year ended December 31, 2010, was approximately $359,000. The Founder also had litigation with the Company related to the lease on the building. During 2010, the Company settled the litigation related to the lease on the building and another lawsuit related to the purchase and sale agreement related to the Founder’s shares and paid the Founder $150,000. The Company is currently a guarantor on one loan with an estimated balance of $1.037M as of December 31, 2014, related to the building the Company was leasing from the Founder. As part of the settlement of the lease litigation, the Company deposited $1,000,000 of the purchase price of the Founder’s shares into an escrow account, and if the Company is required to pay under the guarantee agreement related to the building, it can offset the amount paid in escrow and seek recovery of the remainder from the Founder.

The Company is subject to other lawsuits, claims, and other complaints arising out of the ordinary conduct of business. While the ultimate results and outcomes from these matters cannot be determined precisely, management, based in part upon the advice of legal counsel, believes that all matters are without merit or are of such amounts that would not have a material adverse effect on the Company’s consolidated financial position, operating results, or cash flows.

Capitalized Lease Obligations—The Company leases property and equipment under capital leases. Amortization associated with assets under capital leases is included in depreciation expense. The leases outstanding as of December 31, 2014 and 2013, require monthly payments ranging from $1,041 to $14,246 and $1,041 to $14,246, respectively, at interest rates ranging from 3.98% to 10.09% and 3.98% to 13.56%, respectively. The leases expire at various times through June 2017. The leases are secured by the related property and equipment.

A summary of property and equipment held under capital leases at December 31, 2014 and 2013, is as follows:

	2014	2013
Cost of equipment held under capital leases	$1,959,535	$1,883,644
Less accumulated amortization	(1,279,748)	(1,067,072)

Net equipment held under capital leases	$679,787	$816,572

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments at December 31, 2014, are as follows:

Years Ending December 31
2015	$555,630
2016	208,861
2017	98,248
2018	24,380

Total minimum lease payments	887,119
Less amount representing interest	(48,397)

Total present value of minimum lease payments	838,722
Less current portion	(523,072)

Noncurrent portion	$315,650

Operating Leases—The Company leases its office and operating facilities and certain equipment under operating lease agreements expiring on various dates through November 2017. Rent expense under the agreements was approximately $704,000 and $594,000 for the years ended December 31, 2014 and 2013, respectively.

Future minimum lease payments under noncancelable operating leases at December 31, 2014, are as follows:

Years Ending December 31
2015	$690,556
2016	678,066
2017	688,376
2018	78,598

$2,135,596

Sales Tax Liability—The Company has operations in various states and counties in which they have not filed sales tax returns. The Company has accrued approximately $92,000 as of December 31, 2014, which is the Company’s best estimate of its sales tax liabilities. The Company’s accounting policy is to include penalties and interest related to taxes in interest expense. Actual amounts could differ from estimates.

13. Net sales and cost of goods and services

The following is a summary of the components of net sales and cost of goods and services for the years ended December 31, 2014 and 2013:

	2014	2013
Gaming operations services	$75,052,076	$77,876,082
Sales of equipment	12,076,903	7,054,761

Net sales	$87,128,979	$84,930,843

Cost of gaming operations services	25,161,507	22,913,223
Cost of equipment sales	5,155,953	3,107,022

Cost of goods and services	$30,317,460	$26,020,245

14. Concentrations Significant Customer—

Revenues from one major customer totaled approximately $23,698,000 and $21,125,000 and composed 26% and 25% of the revenues generated in 2014 and 2013, respectively. The outstanding receivables related to this customer were approximately $830,600 and $1,031,000 at December 31, 2014 and 2013, respectively. There were no other customers for which revenues composed more than 10% of total revenue during 2014 or 2013.

15. Foreign Operations

The Company has a significant portion of its operations located in Mexico. Revenues related to Mexican operations were approximately $25,984,000 and $29,022,000 for the years ended December 31, 2014 and 2013, respectively. The net book value of property and equipment located in Mexico was approximately $7,790,000 and $11,803,000 at December 31, 2014 and 2013, respectively. These operations are subject to risks of currency fluctuations and changes in laws and regulations.

16. Supplemental Disclosures of Cash Flows Information and Noncash Activities

Cash paid for interest and income taxes for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
Cash paid during the year for interest	$23,102,321	$11,228,406
Cash paid during the year for income taxes	1,793,862	2,219,340

Significant noncash activities for the years ended December 31, 2014 and 2013, were as follows:

	2014	2013
Warrants issued related to Mezzanine debt	$10,352,769	$—
Accrued distribution to Amaya related to early release of hold back from 2012 acquisition	—	5,000,000
Contractual obligation and lease incentive asset related to customer contract	—	2,451,600
Acquisition of property and equipment and prepaid maintenance contracts under capital leases	722,104	752,931
Accrued capital expenditures	174,301	470,070

******

Cadillac Jack, Inc. and Subsidiaries

An Indirect Wholly Owned Subsidiary of

Amaya Gaming Group Inc.

Consolidated Financial Statements as of March 31,

2015 and for the three-month periods ended March 31,

2015 and March 31, 2014 (Unaudited)

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

	March 31, 2015	December 31, 2014
ASSETS
CURRENT ASSETS:
Cash	$5,358,416	$7,585,794
Due from Amaya	720,000	—
Accounts receivable—net	13,019,827	13,744,808
Inventory—net	5,665,752	5,645,324
Other current receivables	1,277,514	1,499,756
Current portion of deferred costs	1,068,000	1,068,000
Prepaid expenses and other current assets	1,436,597	1,563,080
Current deferred tax assets	285,818	238,853

Total current assets	28,831,924	31,345,615
PROPERTY AND EQUIPMENT—Net	25,472,064	25,956,330
OTHER ASSETS:
Deferred financing costs	227,908	239,269
Intangible assets—net	11,258,894	10,965,433
Deferred costs	2,314,000	2,581,000
Other noncurrent assets	1,553,163	1,753,182

TOTAL ASSETS	$69,657,953	$72,840,829

LIABILITIES AND STOCKHOLDER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$4,637,264	$5,399,876
Accrued sales and value-added taxes	1,238,796	1,315,198
Income tax payable	50,145	—
Current portion of long-term debt	2,400,000	2,400,000
Current portion of obligations under capital lease	412,245	523,072

Total current liabilities	8,738,450	9,638,146
LONG-TERM LIABILITIES:
Long-term debt—net of current portion and discounts	327,545,412	325,997,834
Other long-term liabilities	2,491,021	2,567,264
Noncurrent deferred tax liabilities	285,823	238,853
Obligations under capital lease—net of current portion	240,051	315,650

Total liabilities	339,300,757	338,757,747

COMMITMENTS AND CONTINGENCIES (Note 12)
STOCKHOLDER’S DEFICIT:
Common stock—voting; $0.01 par value—authorized, issued, and outstanding, 1,000 shares	10	10
Additional paid-in capital	—	—
Accumulated other comprehensive income (loss)	1,674,662	973,671
Accumulated deficit	(161,317,476)	(156,890,599)
Deemed distribution	(110,000,000)	(110,000,000)

Total stockholder’s deficit	(269,642,804)	(265,916,918)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$69,657,953	$72,840,829

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED STATEMENTS OF (LOSS)/INCOME AND COMPREHENSIVE (LOSS)/INCOME

(UNAUDITED)

	Three months ended March 31,
	2015	2014
NET SALES	$19,025,181	$21,298,618
SALES TO AMAYA	720,000

TOTAL NET SALES	19,745,181	21,298,618
COST OF GOODS AND SERVICES	6,197,860	6,623,249
SELLING, GENERAL, AND ADMINISTRATIVE	7,309,783	7,324,709

INCOME FROM OPERATIONS	6,237,538	7,350,660

OTHER INCOME (EXPENSE):
Interest expense	(9,413,249)	(3,346,330)
Gain/(Loss) on foreign currency transactions	(891,496)	58,842

Total other expense	(10,304,745)	(3,287,488)

NET (LOSS) INCOME BEFORE INCOME TAXES	(4,067,207)	4,063,172
INCOME TAX EXPENSE	(589,979)	(1,911,827)

NET (LOSS) INCOME	(4,657,186)	2,151,345
OTHER COMPREHENSIVE INCOME/(LOSS)—Foreign currency translation	700,991	(3,493)

COMPREHENSIVE (LOSS) INCOME	$(3,956,195)	$2,147,852

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2015

	Common Stock Class A		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Deemed Distribution	Total Stockholder’s Deficit
	Shares	Amount
BALANCE—December 31, 2014	1,000	10	—	973,671	(156,890,599)	(110,000,000)	(265,916,918)
Stock compensation expense	—	—	—	—	132,115	—	132,115
Excess tax benefit from stock compensation	—	—	—	—	98,194	—	98,194
Other comprehensive income	—	—	—	700,991		—	700,991
Net loss	—	—	—	—	(4,657,186)	—	(4,657,186)

BALANCE—March 31, 2015	1,000	$10	—	$1,674,662	$(161,317,476)	$(110,000,000)	$(269,642,804)

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three months ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,657,189)	$2,151,345
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	2,748,228	2,589,102
Amortization of intangible assets	1,245,857	1,133,592
Deferred taxes	98,197	1,464,105
Share-based compensation	132,115	186,278
Excess tax benefits from share-based compensation	(98,194)	(10,089)
Amortization of deferred financing costs and discounts	329,550	100,775
Unrealized Loss / (Gain) on currency conversion	891,496	(58,842)
Loss on sale of property, equipment and intangibles	24,548	18,368
Write-off of licenses and software	14,910	61,481
Costs related to sales of previously leased gaming machines and third-party licenses	155,584	196,333
Costs related to sales of gaming machines under capital lease	0	202,527
Provision for doubtful accounts	283,669	81,491
Inventory write-down	21,138	(38,280)
Interest paid in kind	1,829,389	0
Changes in assets and liabilities:
Accounts receivable	331,891	(1,502,027)
Inventory	(445,598)	(1,013,133)
Other current receivables	175,464	99,289
Prepaid expenses and other current assets	121,759	331,919
Other noncurrent assets	193,626	(603,328)
Accounts payable and accrued expenses	(818,714)	(589,232)
Accrued sales and valued-added taxes	51,011	19,035
Other long-term liabilities	(13,557)	7,603
Due to / from Amaya	(720,000)	332,918

Net cash provided by operating activities	1,895,180	5,161,230

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to gaming operation equipment and other property and equipment	(2,121,112)	(1,298,167)
Payments to acquire or license intangible assets	(1,258,259)	(1,091,287)
Release of restricted cash	0	5,000,000

Net cash (used in) provided by investing activities	(3,379,371)	2,610,546

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term debt	(600,000)	(590,247)
Payment of restricted cash to Amaya	0	(5,000,000)
Excess tax benefits from share-based compensation	98,194	10,089
Payments of obligations under capital leases	(186,426)	(229,989)

Net cash used in financing activities	(688,232)	(5,810,147)

NET INCREASE IN CASH	(2,172,423)	1,961,629
EFFECT OF EXCHANGE RATES ON CASH	(54,955)	14,183
CASH—Beginning of period	7,585,794	14,252,639

CASH—End of period	5,358,416	16,228,451

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	7,296,262	3,229,550
Cash paid during the year for income taxes	387,674	451,232

See notes to consolidated financial statements.

CADILLAC JACK, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Amaya Gaming Group Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1. The Company

Cadillac Jack, Inc. and subsidiaries (the “Company”), an indirect wholly owned subsidiary of Amaya Gaming Group Inc. (“Amaya”), is a diversified gaming company that specializes in the design, manufacturing, operation, sales, and servicing of gaming technologies for the global gaming marketplace. The Company’s sales and marketing efforts focus on Native American Class II and Class III commercial gaming markets. The Company markets throughout the United States and international gaming markets, primarily Mexico.

The Company was acquired by Amaya, a publicly listed corporation incorporated in Quebec, Canada, by way of a merger with Odyssey Acquisition Corporation (an indirect subsidiary of Amaya). The effective date of the acquisition was November 5, 2012. Amaya’s common shares are listed on the Toronto Stock Exchange under the symbol “AYA.”

On March 30, 2015 Amaya entered into an agreement with AGS, LLC (“AGS”, doing business as American Gaming Systems and an affiliate of funds managed by Apollo Global Management) to sell Company’s indirect parent company Amaya Americas Corporation to AGS. The transaction is expected to close in 2015, subject to receipt of gaming regulatory and antitrust approvals, and other customary closing conditions. As a result of the transaction the Company will become an indirect wholly owned subsidiary of AGS.

2. Summary of Significant Accounting Policies

Principles of Presentation and Consolidation—The accompanying consolidated financial statements include the accounts of Cadillac Jack, Inc., and the following wholly owned subsidiaries: Comercializadora de Juegos Cadillac Jack de Mexico, Servicios Administrativos CJ de Mexico, and Equipos y Soluciones Tecnologicas. The accompanying consolidated financial statements have been prepared, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain disclosures required by generally accepted accounting principles (“GAAP”) are omitted or condensed in these consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the Company’s financial position, results of operations and cash flows for the interim periods have been made. The interim results reflected in these consolidated financial statements are not necessarily indicative of results to be expected for the full fiscal year.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Estimates are used for, but not limited to, the accounting for doubtful accounts, allowance for obsolete inventory, lease receivables, sales tax accrual, revenue recognition, warrants, stock options, deferred taxes, contingencies, and useful lives of property and equipment and intangible assets in determining depreciation and amortization, respectively. Actual results could differ from those estimates.

Revenue Recognition—The Company recognizes revenue when all of the following have been satisfied:

•	Persuasive evidence of an arrangement exists.

•	The price to the customer is fixed and determinable.

•	Delivery has occurred.

•	Collection is reasonably assured.

Gaming Operations Revenue—Gaming operations revenue consists of the operation of linked progressive systems and the rental of gaming devices, game content, and the related systems placed with customers. Fees under these arrangements are earned and recognized based on a share of money wagered, a share of the net winnings, or on a fixed daily rate. The daily fee entitles the customer to full use of the gaming device and includes maintenance, licensing of the game content software, and connection to a linked progressive system, where applicable. In certain markets, the Company also charges a daily system connection fee for the customer to connect to a central determination system and/or back-office system. The Company does not consider these arrangements to have multiple revenue-generating activities as the services offered are a comprehensive solution in exchange for a daily fee. All of the products and services delivered simultaneously provide the customer with rights to use tangible gaming devices and software that is essential to the functionality of the gaming devices. Gaming operations revenue is recognized under general revenue recognition guidance as the services are delivered.

Wide Area Progressive (WAP)—WAP systems consist of linked slot machines located in multiple casino properties, which connect to the Company’s central computer system. WAP games differ from stand-alone units in that a progressive jackpot increases with every wager until a player wins the top award. Revenues are recognized for each gaming machine based upon a percentage of amounts wagered on the gaming machine. Revenues are recognized as earned and when collectability is reasonably assured. Jackpots are payable immediately at the time the prize is awarded to the player and recorded as costs of goods sold.

The Company’s product sales revenues are generated from the sale of gaming machines and parts. Product sales are recognized upon delivery.

Service revenues include support and maintenance on machines, engineering services, installation, and management services. Services are recognized as they are provided.

Software License Fees—The Company also earns license fees from customers. License fees are generally billed at fixed monthly amounts per machine and recognized over the license period.

Multiple-Element Arrangements—The Company enters into revenue arrangements that may consist of multiple deliverables of its products and services. For example, customers may enter into arrangements with the Company for the implementation of systems software and the sale of gaming devices. Arrangements for the implementation of systems software will generally include a combination of systems software licenses, systems-based hardware products, maintenance and product support fees, and professional services. Certain gaming equipment arrangements may also include the sale of gaming devices. For sales arrangements with multiple deliverables, the Company divides deliverables into separate units of accounting, if:

•	The delivered items have stand-alone value to the customer. The items have value on a stand-alone basis if they are sold separately by any vendor or the customer could resell the delivered items on a stand-alone basis.

•	Delivery of any undelivered item is considered probable and substantially in the Company’s control.

The arrangement price is allocated to each of the elements based on the estimated selling prices of each element. Estimated selling prices are the Company’s best estimates of the prices that would be charged to customers if the stand-alone elements were separately sold and include considerations of prices charged by the Company for similar deliverables. The revenue related to the gaming machines and license fees and related costs are recognized upon delivery. Revenue related to revenue share is recognized over the estimated life of the arrangement as the service is performed, which ranges from one to five years.

For arrangements that do not qualify for separate units of accounting, the up-front fees paid are recorded as deferred revenue and the up-front expenses incurred are capitalized as deferred costs. Revenue and costs are amortized over the estimated life of the arrangement.

In certain operating lease arrangements, the Company makes payments to customers early in the lease term as an incentive. These payments are accounted for as lease incentives and accordingly deferred and recognized ratably over the lease term as a reduction of revenue. There are no lease incentive payments contractually required to be made in 2015.

Customer Financing—Contracts with customers for gaming machine purchases include extended terms of three to five years. These agreements are secured by the related products sold. The contracts are individually reviewed for impairment and any allowance is based on a probability of collection analysis.

Restricted Cash—Restricted cash is the contractual amount held by a financial institutions pursuant to the term loans (see Note 11).

Allowance for Doubtful Accounts—The allowance for doubtful accounts represents the Company’s best estimate of probable future losses in the accounts receivable balance. This estimate is based on historical experience and other currently available evidence.

Inventory—Inventory is stated at the lower of cost or market using standard costs, which approximates the weighted-average method of valuing inventory. Inventory specifically allocated to manufacture gaming machines to be placed under revenue-sharing arrangements is reclassed to gaming machines under construction, included in property and equipment.

Inventory at March 31, 2015 and December 31, 2014 is composed of the following categories:

	3/31/2015	12/31/2014
Manufactured finished goods and work in process	$825,348	$1,020,452
Raw materials and parts inventory	4,977,934	4,741,688
Less allowance for obsolete inventory	(137,529)	(116,816)

Total inventory—net	$5,665,753	$5,645,324

Property and Equipment—The Company has property and equipment located throughout the United States and Mexico that are carried at cost. Expenditures for maintenance and repairs are expensed, while costs incurred for renewals and refurbishments that materially extend the life of the property and equipment are capitalized. Upon the sale, retirement or disposal of property and equipment, the asset cost and accumulated depreciation is eliminated from the financial statements. Any resulting gain or loss is included in operations. Sales of used games previously classified as gaming machinery and equipment are included in net sales, and the related net book value is included in cost of goods and services in the consolidated statements of (loss) income and comprehensive (loss) income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their estimated future undiscounted cash flows. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets. The Company recorded no impairment charges for the three-month periods ended March 31, 2015 and March 31, 2014, respectively.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are as follows:

Computer equipment and software	3—5 years
Leasehold improvements	Shorter of lease term or useful life
Machinery and equipment	5—7 years
Gaming machines and equipment	5 years
Office furniture and fixtures	7—10 years
Vehicles	5 years

Gaming machines under construction and completed games not yet shipped are included in property and equipment if specifically allocated to a revenue-sharing arrangement.

Shipping and Handling Costs—The Company classifies shipping and handling amounts billed to customers as net sales and shipping and handling costs incurred as a component of cost of goods and services.

Advertising—Advertising is expensed as incurred. Advertising costs were approximately $119,000 and $321,000 for the three-month periods ended March 31, 2015 and 2014, respectively.

Stock Compensation—The Company accounts for new and modified share-based payment transactions with employees, such as stock options and restricted stock awards, based on their fair values. Compensation expense is recognized over the vesting period (see Note 9).

Income Taxes—The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates scheduled to be in effect when temporary differences are expected to be recovered or settled. The effect of a change in enacted tax rates on the deferred tax assets and liabilities is recognized in income in the financial statement period when the new tax rates are enacted. The Company assesses the realizability of its deferred tax assets annually and records a valuation allowance when it is determined that it is more likely than not that a deferred tax asset will not be realized.

The Company recognizes uncertain tax positions taken or expected to be taken in a tax return when they are “more likely than not” to be sustained upon examination. A recognized tax position is recorded in the consolidated financial statements at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Differences between the estimated liabilities and the amounts paid upon ultimate resolution with the taxing authorities are reflected as increases or decreases to income tax expense in the period in which they are determined.

The Company recognizes interest and penalties related to uncertain tax positions. Interest is included within interest expense.

Deferred Financing Costs and Debt Discounts—Deferred financing costs and debt discounts, including common stock warrants (Note 11), are amortized using the effective interest method over the term of the loan to which they relate. Amortization expense is estimated to be approximately $1,164,000 for nine months ending December 31, 2015, $1,967,000, $2,523,000, $3,197,000, $3,668,000 and $1,525,000 for the years ending December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

Research and Development and Software Development Costs—Capitalization of software development costs begins upon the establishment of technological feasibility of the product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in software and hardware technology.

The Company expenses all research and development costs associated with the establishment of technological feasibility for its software products to research and development costs. From the time of establishing technological feasibility through general release of the product, the Company capitalizes software development costs and reports them in the consolidated balance sheets as a component of capitalized software at the lower of unamortized cost or net realizable value. The Company amortizes capitalized software development costs upon general release of the product to customers and computes amortization on the greater of the amounts computed using the ratio of current gross revenues the product bears to the total of current and anticipated future gross revenues or the straight-line method over the estimated economic life of the product, generally three years.

The Company expensed research and development costs of approximately $3,174,000 and $3,070,000, included in selling, general, and administrative expense, for the three-month periods ended March 31, 2015 and 2014, respectively. The Company capitalized costs related to game certification of approximately $875,000 and $415,000 for the three-month periods ended March 31, 2015 and 2014, respectively. The Company also capitalized license fees paid to third parties of approximately $260,000 and $464,000 for the three-month periods ended March 31, 2015 and 2014, respectively.

Foreign Currency Translation and Transactions—The Mexican peso is used as the functional currency for the Company’s subsidiaries located in Mexico. Assets and liabilities denominated in the foreign currency are translated into U.S. dollars using the exchange rate in effect at the consolidated balance sheet dates. Revenues, expenses, and cash flows are translated at the average exchange rate in effect during the year. The foreign currency loss of $891,496 and income of $58,841 for the three-month periods ended March 31, 2015 and 2014, respectively, included in net (loss) income primarily relates to the effects of foreign exchange rate changes between the Mexican Peso and short-term intercompany loans denominated in the U.S. dollar.

Fair Value of Financial Instruments—The Company’s financial instruments, including cash, accounts receivable, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value due to short maturities. The carrying value of long-term debt approximates its fair value.

Subsequent Events—The Company evaluated subsequent events through May 15, 2015, the date on which these consolidated financial statements were issued.

Recently Issued Accounting Guidance—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which changes the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue, and by reducing the number of standards to which entities have to refer. The guidance also expands the required disclosures related to revenue recognition. This guidance is effective on January 1, 2018, and early adoption is permitted. The updated accounting guidance allows for either a full retrospective adoption or modified retrospective adoption. The Company is currently evaluating the impact and method of adoption of ASU No. 2014-09 on its consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, that requires companies to present unrecognized tax benefits as a reduction to deferred tax assets when a net operating loss (NOL) carryforward, a similar tax loss or a tax credit carryforward exists, with limited exceptions. The amendments in guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The Company adopted early with no material impact on the consolidated financial statements.

3. Accounts Receivable

The Company extends credit to customers located throughout North America and Latin America based on the size of the company, its payment history, and other factors. The Company does not require collateral for its accounts receivable. The amount of accounting loss due to credit risk the Company would incur if the parties to the accounts receivable failed to perform according to the terms of the agreement would be the balance of the accounts receivable - net of the allowance for doubtful accounts. Accounts receivable at March 31, 2015 and December 31, 2014, consisted of the following:

	3/31/2015	12/31/2014
Trade receivable	$11,978,693	$12,330,566
Unbilled receivable	2,340,582	2,265,441
Less allowance for doubtful accounts	(1,299,448)	(851,199)

Accounts receivable—net	$13,019,827	$13,744,808

In 2013, the Company entered into certain sales-type lease arrangements. The components of the net investment in sales-type leases as of March 31, 2015 and December 31, 2014 are as follows:

	3/31/2015	12/31/2014
Total minimum lease payments receivable	$1,262,947	$1,562,493
Less: unearned income	(101,556)	(212,045)

Net investment in sales-type leases	$1,161,391	$1,350,448

The current maturity of net investment in sales-type leases is included in trade accounts receivable. The noncurrent maturity of net investment in sales-type leases is included in other noncurrent assets. The present value of minimum lease payments receivable, unearned finance income, and future minimum lease payment receivable are as follows:

	Present Value of Minimum Lease Payments Receivable	Unearned Finance Income	Future Minimum Lease Payments Receivable
2015	$583,087	$77,307	$660,394
2016	556,515	23,448	$579,963
2017	21,789	801	22,590

Net investment in sales-type leases	$1,161,391	$101,556	$1,262,947

4. Property and Equipment

For the three-month period ended March 31, 2015, the Company sold previously leased gaming machines and third-party licenses with a net book value of approximately $156,000 for $341,000. For the three-month period ended March 31, 2014, the Company sold previously leased gaming machines and third-party licenses with a net book value of approximately $198,000 for $351,000. For the three-month periods ended March 31, 2015 and 2014, the Company recorded no impairment of idle gaming equipment.

Property and equipment at March 31, 2015 and December 31, 2014 consisted of the following:

At Cost	3/31/2015	12/31/2014
Computer equipment and software	$4,376,378	$4,099,754
Leasehold improvements	831,682	837,772
Machinery and equipment	308,795	220,637
Gaming machines and equipment	70,781,285	72,028,634
Gaming machines under construction	606,342	250,518
Office furniture and fixtures	1,672,369	1,417,553
Vehicles	—	—

	78,576,851	78,854,868
Less accumulated depreciation	(53,104,787)	(52,898,538)

Property and equipment—net	$25,472,064	$25,956,330

5. Intangible Assets

Third-party licenses consist of license fees for game titles developed by third parties and license fees to third parties for using certain technologies. Capitalized certification costs are related to certifying games for play in certain jurisdictions. Patents include third-party costs associated with filing applications and defending patents.

Intangible assets at March 31, 2015 and December 31, 2014, consist of the following:

	Gross	Accumulated Amortization	Net	Life
3/31/2015
Third-party licenses	$15,108,115	$(9,679,156)	$5,428,959	3—5 years
Capitalized certification costs	13,904,830	(9,131,667)	4,773,163	3 years
Patents	1,071,362	(14,591)	1,056,771	10 years

Total	30,084,307	(18,825,414)	11,258,893
Less items not in service	(3,788,674)		(3,788,674)

Total costs subject to amortization	$26,295,633	$(18,825,414)	$7,470,219
12/31/2014
Third-party licenses	$15,236,214	$(9,588,952)	$5,647,262	3—5 years
Capitalized certification costs	13,030,282	(8,619,924)	4,410,358	3 years
Patents	918,405	(10,592)	907,813	10 years

Total	29,184,901	(18,219,468)	10,965,433
Less items not in service	(3,505,886)		(3,505,886)

Total costs subject to amortization	$25,679,015	$(18,219,468)	$7,459,547

Amortization expense for the next nine months and the next four years and thereafter for items in service at March 31, 2015, is estimated to be as follows:

Nine months ending December 31, 2015	$2,726,266
Years ending December 31:
2016	2,513,344
2017	1,478,418
2018	476,539
2019 and thereafter	275,652

$7,470,219

6. Deferred costs

Deferred costs consist of amounts paid or payable to lessees of the Company’s gaming machines to secure new lease arrangements. The costs are deferred and recognized ratably over the minimum lease term as a reduction to revenue. Deferred costs at March 31, 2015 and 2014, consisted of the following:

	3/31/2015	12/31/2014
Paid to lessees	$5,340,000	$5,340,000
Payable to lessees	—	—

Total	5,340,000	5,340,000
Less accumulated amortization	(1,958,000)	(1,691,000)

Total	3,382,000	3,649,000
Less current portion	(1,068,000)	(1,068,000)

Noncurrent portion	$2,314,000	$2,581,000

Future amortization of deferred costs as of March 31, 2015, will be as follows:

Nine months ending December 31, 2015	$801,000
Years ending December 31:
2016	1,068,000
2017	1,068,000
2018	445,000

$3,382,000

7. Related-Party Transactions

During the three-month periods ended March 31, 2015 and 2014, Amaya purchased 6 game licenses and zero game licenses from the Company for $720,000 and $0 respectively. During the three-month period ended March 31, 2014, the Company distributed $5,000,000 to Amaya as agreed to in 2013 related to the fulfilment of certain conditions under the acquisition and merger agreement (see Note 11).

8. Employee Benefit Plan

The Cadillac Jack, Inc. 401(k) Plan (“the Plan”) provides retirement benefits for its employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company may make a discretionary contribution to the Plan, not to exceed 15% of the total compensation of all participants as allowed under Section 401(k) of the Internal Revenue Code. The Company elected to make matching contributions of approximately $118,000 and $94,000 for the three-month periods ended March 31, 2015 and 2014, respectively.

9. Share-Based Awards and Options

The purpose of the Amaya stock option plan is to attract, retain, and motivate employees and officers of the Company, and to promote the interests of the Company. The stock option plan permits the Board of Directors to grant either incentive stock options or nonqualified stock options to purchase shares of Amaya’s common stock. Amaya’s stock option plan authorized the issuance of options to purchase up to an aggregate of 13,284,434 shares of Amaya’s common stock, provided that the Board shall have the right, from time to time, to increase such number, subject to applicable laws. Certain options can become exercisable upon death or disability.

The activity in the Amaya stock option plan for the three-month period ended March 31, 2015 is summarized as follows:

	Options	Weighted- Average Exercise Price Canadian $
Options outstanding at December 31, 2014	1,038,714	4.37
Granted	0
Exercised	(20,645)	5.44
Forfeited	(69,876)	4.24
Options outstanding at March 31, 2015	948,193	4.34

A summary of stock options outstanding at March 31, 2015 and December 31, 2014, is as follows:

	3/31/2015
Canadian $ Exercise Prices	Number of Options Outstanding	Weighted- Average Remaining Contractual Life (Years)	Number of Options Vested and Exercisable
$4.24	916,318	2.67	261,268
6.00	9,375	3.16
7.55	22,500	3.72

	948,193		261,268

	12/31/2014
Canadian $ Exercise Prices	Number of Options Outstanding	Weighted- Average Remaining Contractual Life (Years)	Number of Options Vested and Exercisable
$4.24	999,339	2.92	274,413
6.00	9,375	3.41
7.55	30,000	3.97	7,500

	1,038,714		281,913

During the three-month periods ended March 31, 2015 and 2014, Amaya did not grant or modify any options to employees of the Company.

Stock compensation expense related to the Amaya stock option plan of approximately $132,000 and $176,000 was recorded for the three-month periods ended March 31, 2015 and 2014, respectively.

There were 948,193 options available for future grants under the Amaya stock option plan at March 31, 2015. The unrecognized compensation cost expected to be recognized over the next three years is approximately $1,235,000.

10. Income Taxes

The provision for income taxes for the three-month periods ended March 31, 2015 and 2014, consisted of the following:

	3/31/2015	3/31/2014
Current tax expense (benefit):
Federal	—	—
State	104,108	7,335
Foreign (including withholding taxes)	387,675	430,299

Total current tax expense	491,783	437,634

Deferred tax (benefit) expense:
Federal	(510,001)	1,320,682
State	(102,570)	153,511
Foreign	(515,232)	(300,481)
Increase in valuation allowance	1,226,001	300,481

Total deferred tax expense	98,198	1,474,193

Total income tax expense	$589,981	$1,911,827

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes due to state income taxes, permanent book/tax differences, changes in estimates for uncertain tax positions, changes in valuation allowance against deferred tax assets, and also due to federal and state research and development tax credits available. The Company has recorded a full valuation allowance against deferred tax assets in Mexico and all U.S. jurisdictions due to the negative evidence outweighing the positive evidence related to the realization of these deferred tax assets. The valuation allowance against these deferred tax assets has been allocated pro rata between current and noncurrent deferred tax assets on a jurisdictional basis. The tax effects of temporary differences that give rise to significant portions of the current and noncurrent deferred tax assets and liabilities at March 31, 2015 and December 31, 2014 are presented as follows:

	3/31/2015	12/31/2014
Current—deferred tax asset:
Allowance for doubtful accounts	$397,976	$254,047
Allowance for inventory obsolescence	45,303	37,677
Inventory book tax differences	8,546	7,381
Accrued expenses	1,879,850	1,675,426
Net operating loss carryforward	346,456	402,621

Total current deferred tax asset	2,678,131	2,377,152
Less valuation allowance	(2,392,308)	(2,138,299)

Net current deferred tax asset	$285,823	$238,853
Noncurrent—deferred tax asset (liability):
Accrued expenses	$7,633,902	$5,775,331
Depreciation and amortization	(1,675,326)	(1,887,191)
Other temporary differences	427,993	444,459
Foreign tax credit carryforward	11,539,798	12,052,141
Other tax credit carryforward	2,140,399	2,382,172
Stock compensation expense	233,694	197,046
Net operating loss carryforward	3,649,119	3,625,345

Total noncurrent deferred tax asset	23,949,579	22,589,303
Less valuation allowance	(24,235,402)	(22,828,156)

Net noncurrent deferred tax (liability) asset	$(285,823)	$(238,853)

The Company’s Mexican customers are required under the U.S.-Mexico tax treaty to withhold 10% of their payments due to the Company for license fees, which can be used as tax credits on the Company’s U.S. federal income tax return. The tax credits are not refundable, but can be carried forward for 10 years to offset future tax liability. The credits begin to expire starting in 2016. The Company’s other tax credits relate to research and development activities and begin to expire in 2024. The Company also has NOL carryforwards for in Mexico of approximately $2,157,000 and various U.S. states of approximately $11,854,000. The Mexican NOL carryforwards begin to expire in 2021, and the state NOL carryforwards begin to expire in 2022.

The utilization of the NOL carryforwards and tax credits is limited in the future in accordance with Section 382 and Section 383 of the Internal Revenue Code based on a change in control that occurred in 2012. A subsequent change in control could be caused by a share repurchase program, additional issuances of common stock by the Company, and acquisitions or sales of shares by certain holders of the Company’s shares, including persons who have held, currently hold, or may accumulate in the future 5% or more of the Company’s outstanding common stock. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets on a jurisdictional basis. Based on this evaluation, the Company has provided a full valuation allowance of approximately $21,516,000 on its deferred tax assets in the U.S. The Company also has approximately $5,112,000 of NOL carryforwards and other temporary differences in Mexico, which have a full valuation allowance. The determination that a valuation allowance is needed was made after weighing the positive and negative evidence related to Cadillac Jack’s ability to realize the deferred tax assets, and more weight was given to objectively verifiable evidence, such as recent operating results, and contractual obligations. The amount of the deferred tax asset considered realizable, however, could change as we will continue to evaluate our assumptions each year regarding the need for a valuation allowance and will make appropriate adjustments as necessary.

Approximately $596,000 in penalties were recorded on uncertain tax positions during the year and remained accrued as of March 31, 2015. No interest was recorded on uncertain tax positions since no tax would be due as of march 31, 2015. While not anticipated, the amount of unrecognized tax benefits may change for various reasons in the next 12 months; however, the Company does not expect that change to have a material impact on its consolidated financial position or results of operation. The Company is subject to taxation in the U.S. federal, various U.S. states, and Mexico jurisdictions. As of March 31, 2015, the Company’s tax years for 2002-2013 are subject to examination by taxing authorities. As of March 31, 2015, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2002.

The Company is permanently reinvested with respect to its investment in its foreign subsidiaries. Accordingly, no deferred income tax liability related to its foreign subsidiaries’ unremitted earnings has been included in the Company’s provision for income taxes. Upon distribution of those earnings in the form of dividends or, otherwise, the Company would be subject to income taxes and withholding taxes payable, which could potentially be offset by foreign tax credits. Determination of the amount of unrecognized deferred income tax liability is not practicable because of the complexities associated with the hypothetical calculation.

11. Notes Payable and Long-Term Debt

Long-Term Debt—Long-term debt at March 31, 2015 and December 31, 2014 consisted of the following:

	3/31/2015	12/31/2014
Note payable to various lenders. Wilmington Trust as administrative and collateral agent. The term loans may be eurodollar loans or base rate loans as determined by the Company. When electing to use the eurodollar option, the loan bears an 9.5% interest rate, which assumes a London InterBank Offered Rate (LIBOR) floor of 1.0%, plus 8.5%. Interest is paid quarterly. The loan to each lender matures in quarterly payments. The remaining balance is due in 2019. The loans are secured by all the Company’s assets. The loans are guaranteed by Amaya.	$237,400,000	$238,000,000
Mezzanine note payable to various lenders. Wilmington Trust as administrative and collateral agent. The loan bears interest at a 13.0% interest rate per annum, which assumes cash interest of 6.0% per annum and paid in kind interest of 7.0% per annum. Cash interest is paid quarterly. At the election of the Company, paid in kind interest is paid in cash or compounds to principal quarterly. The loan to each lender is due in full in 2020. The loans are guaranteed by Amaya.	$106,365,900	$104,536,511

Total long-term debt	343,765,900	342,536,511
Less current portion of long-term debt	(2,400,000)	(2,400,000)

Long-term debt—net of current portion	341,365,900	340,136,511
Less unamortized discounts	(13,820,488)	(14,138,677)

Long-term debt—net of current portion and discounts	$327,545,412	$325,997,834

Maturities of long-term debt for the next five years and thereafter are summarized as follows:

Nine months ending December 31, 2015	$1,800,000
Year ending December 31:
2016	2,400,000
2017	2,400,000
2018	2,400,000
2019 and thereafter	334,165,900

$343,165,900

In connection with the Amaya acquisition of the Company on November 5, 2012, the Company’s direct parent, Amaya Holdings Corporation (an indirect wholly owned subsidiary of Amaya) entered into a credit agreement with a syndicate of financial institutions for $110,000,000 of term loans. The term loans were used by Amaya to finance the acquisition, pay off the Company’s existing debt and fund the Company’s ongoing working capital needs. Amaya pledged its equity interests in the Company and its subsidiaries as a guarantee and as collateral. This agreement was canceled and paid in full with proceeds from new debt described below on December 20, 2013. The agreement required the Company to maintain a holdback account control agreement funded with $5,000,000 from proceeds of the term loans, which is required until the additional consideration is paid according to the acquisition and merger agreement on the second anniversary of the closing date (November 5, 2014). Early release of this provision of the acquisition and merger agreement was executed on November 11, 2013. However, the $5,000,000 holdback amount continued to be held by the financial institutions and restricted from use by the Company as of December 31, 2013. In January 2014, the proceeds were released to the Company, and the Company subsequently transferred these proceeds to Amaya.

On December 20, 2013, the Company entered into a credit agreement with a different syndicate of financial institutions for $160,000,000 of term loans. This arrangement replaced the existing credit facility. The proceeds were also used to make a distribution to the Company’s direct parent and fund the ongoing working capital needs of the Company. Amaya pledged its equity interest in the Company and its subsidiaries as a guarantee and as collateral. This credit agreement was amended in 2014, as discussed below, in a transaction accounted for as a debt extinguishment, resulting in a loss on extinguishment of approximately $1,715,000.

On May 15, 2014, the Company amended the existing credit agreement dated as of December 20, 2013 with an extended syndicate of financial institutions for additional $80,000,000 of term loans. Also on May 15, 2014, the company entered into a credit agreement with a syndicate of financial institutions for $100,000,000 of mezzanine subordinate term loans. The proceeds from both agreements were directed to the Company’s direct parent. Amaya pledged its equity interest in the Company and its subsidiaries as a guarantee and as collateral.

These agreements include covenants covering financial condition (consolidated total leverage ratio, fixed-charge coverage ratio, and earnings before interest, taxes, depreciation, and amortization (EBITDA)) and limitations on capital expenditure. The leverage ratio of consolidated total debt to consolidated EBITDA cannot be higher than the following amounts in the table below for each period-end. Consolidated EBITDA as defined in the agreement is consolidated net income (loss), plus income tax expense; interest expense; amortization of debt issuance costs; depreciation; amortization; extraordinary expenses or losses; transaction expenses; other noncash charges fees losses or expenses; any fees or expenses paid in connection with any investment permitted by the agreement; fees and expenses paid to any agent under any loan document; cash payment for resolution of the IGT, Inc. (IGT), settlement minus interest income; extraordinary income or gains; and other noncash gain or income. Minimum EBITDA requirements are shown in the table below for each period-end. The fixed-charge coverage ratio of consolidated EBITDA minus income taxes paid, maintenance capital expenditures, and restricted payments as defined in the agreement divided by consolidated cash interest expense and scheduled debt payments cannot be lower than the following amounts in the tables below for each period-end.

The following information relates to the amended credit agreement:

Period-End	Consolidated Total Leverage Ratio	Fixed-Charge Coverage Ratio	Consolidated EBITDA
June 30, 2015	8.75	1.05	38,010,000
September 30, 2015	8.50	1.05	39,260,000
December 31, 2015	8.25	1.05	40,580,000
March 31, 2016	8.00	1.05	41,990,000
June 30, 2016	7.75	1.05	43,500,000
September 30, 2016	7.50	1.10	45,110,000
December 31, 2016	7.25	1.10	46,830,000
March 31, 2017	7.00	1.15	48,680,000
June 30, 2017	7.00	1.15	48,870,000
September 30, 2017	6.75	1.15	50,870,000
December 31, 2017	6.75	1.20	51,070,000
March 31, 2018	6.75	1.20	51,270,000
June 30, 2018	6.50	1.20	53,460,000
September 30, 2018	6.50	1.25	53,460,000
December 31, 2018	6.50	1.25	53,460,000
March 31, 2019, and thereafter	6.00	1.25	53,460,000

Capital expenditures cannot exceed $37,360,000, $38,100,000, $38,870,000, and $38,870,000 for the years ending December 31, 2015, 2016, 2017, and 2018, respectively. The Company may carry over to a subsequent year half of the amount of capital expenditures not expended in the preceding year. The Company was in compliance with its covenants for the three-month period ended March 31, 2015.

The following information relates to the Mezzanine agreement:

Period-End	Ratio	Ratio	EBITDA
June 30, 2015	9.00	1.00	30,408,000
September 30, 2015	8.75	1.00	31,408,000
December 31, 2015	8.50	1.00	32,464,000
March 31, 2016	8.25	1.00	33,592,000
June 30, 2016	8.00	1.00	34,800,000
September 30, 2016	7.75	1.00	36,088,000
December 31, 2016	7.50	1.00	37,464,000
March 31, 2017	7.25	1.05	38,944,000
June 30, 2017	7.25	1.05	39,096,000
September 30, 2017	7.00	1.05	40,696,000
December 31, 2017	7.00	1.10	40,856,000
March 31, 2018	7.00	1.10	41,016,000
June 30, 2018	6.75	1.10	42,768,000
September 30, 2018	6.75	1.15	42,768,000
December 31, 2018	6.75	1.15	42,768,000
March 31, 2019, and thereafter	6.25	1.15	42,768,000

Capital expenditures cannot exceed $44,832,000, $45,720,000, $46,644,000, and $46,644,000 for the years ending December 31, 2015, 2016, 2017, and 2018, respectively. The Company may carry over to a subsequent year half of the amount of capital expenditures not expended in the preceding year. The Company was in compliance with its covenants for the three-month period ended March 31, 2015.

Common Stock Warrants—In connection with the Mezzanine Credit Agreement entered into on May 15, 2014, Amaya issued 4,000,000 common stock warrants as compensation, on behalf of the Company, to certain of the lenders involved.

Each warrant entitles the holder to purchase one share of Amaya common stock for an exercise price of $19.17 CAD. The warrants may be exercised by the holder at any time until the date of expiration, which is May 15, 2024 (10 years after the date of issuance). Upon issuance, the Company recorded a discount to the carrying value of the mezzanine loan and an associated increase to additional paid in capital for the estimated fair value of the warrants. The fair value of the warrants at issuance of approximately $10,400,000 USD was calculated using the Black-Scholes-Merton option-pricing model with the following assumptions: 10 year contractual term; annual risk-free interest rate of 2.29%; 46% volatility; and 0% dividend rate. The discount will be amortized to interest expense using the effective interest rate method over the six year term of the loan, and the interest charge for the three-month period ended March 31, 2015 totaled approximately $190,000.

As of March 31, 2015, all 4,000,000 warrants remained outstanding. These were the only warrants issued by Amaya on behalf of the Company.

12. Commitments and Contingencies

Litigation—In 2012, the Company and the founder of the Company (the “Founder”) entered into a settlement agreement and mutual release that terminated a lawsuit filed by the Founder against the Company and a former officer and director of the Company. The Founder asserted that the former director authorized improper related-party transactions that caused the value of the Founder shares in the Company to decline, that the Company failed to reimburse the Founder for various expenses, and that the Company breached the employment contract with the Founder. The Company denied all claims of wrongdoing and filed a counterclaim against the Founder for breach of contract, breach of fiduciary duty, breach of duties of good faith, and loyalty and fraud. In a separate action that was settled in 2010, the Founder also alleged that the Company conspired to cause an event of default on certain loans related to real estate owned by the Founder. In connection with the 2012 settlement, the Company agreed to pay the Founder $1,500,000, which was recorded in selling, general, and administrative expense, in semiannual payments, plus 6% interest. The first payment was made on September 24, 2012, for $750,000. During 2013, two payments of approximately $202,000 each were made. During 2014, the remaining balance was paid in two equal payments of approximately $202,000 each.

The Company previously leased its office and operating facilities from the Founder. The lease term commenced in October 2004 and expired in October 2009. The Company continued to lease the building on a month-to-month basis through July 2010. Rent expense to the Founder for the year ended December 31, 2010, was approximately $359,000. The Founder also had litigation with the Company related to the lease on the building. During 2010, the Company settled the litigation related to the lease on the building and another lawsuit related to the purchase and sale agreement related to the Founder’s shares and paid the Founder $150,000. The Company is currently a guarantor on one loan with an estimated balance of $1.037M as of December 31, 2014, related to the building the Company was leasing from the Founder. As part of the settlement of the lease litigation, the Company deposited $1,000,000 of the purchase price of the Founder’s shares into an escrow account, and if the Company is required to pay under the guarantee agreement related to the building, it can offset the amount paid in escrow and seek recovery of the remainder from the Founder.

The Company is subject to other lawsuits, claims, and other complaints arising out of the ordinary conduct of business. While the ultimate results and outcomes from these matters cannot be determined precisely, management, based in part upon the advice of legal counsel, believes that all matters are without merit or are of such amounts that would not have a material adverse effect on the Company’s consolidated financial position, operating results, or cash flows.

Capitalized Lease Obligations—The Company leases property and equipment under capital leases. Amortization associated with assets under capital leases is included in depreciation expense. The leases outstanding as of March 31, 2015 and December 31, 2014, require monthly payments ranging from $1,041 to $14,246 and $1,041 to $14,246, respectively, at interest rates ranging from 3.98% to 10.09% and 3.98% to 13.56%, respectively. The leases expire at various times through June 2017. The leases are secured by the related property and equipment.

A summary of property and equipment held under capital leases at March 31, 2015 and December 31, 2014, is as follows:

	3/31/2015	12/31/2014
Cost of equipment held under capital leases	$1,959,535	$1,959,535
Less accumulated amortization	(1,340,744)	(1,279,748)

Net equipment held under capital leases	$618,791	$679,787

The future minimum lease payments required under the capital leases and the present value of the net minimum lease payments at March 31, 2015, are as follows:

Nine month period ending December 31, 2015	$357,720
Years ending December 31:
2016	208,861
2017	98,248
2018	24,380

Total minimum lease payments	689,209
Less amount representing interest	(36,914)

Total present value of minimum lease payments	652,295
Less current portion	(412,245)

Noncurrent portion	$240,050

Operating Leases—The Company leases its office and operating facilities and certain equipment under operating lease agreements expiring on various dates through November 2017. Rent expense under the agreements was approximately $172,000 and $152,000 for the periods ended March 31, 2015 and 2014, respectively.

Future minimum lease payments under noncancelable operating leases at March 31, 2015, are as follows:

Nine month period ending December 31, 2015	$508,070
Years ending December 31:
2016	678,066
2017	688,376
2018	78,598

$1,953,110

Sales Tax Liability—The Company has operations in various states and counties in which they have not filed sales tax returns. The Company has accrued approximately $127,000 as of March 31, 2015, which is the Company’s best estimate of its sales tax liabilities. The Company’s accounting policy is to include penalties and interest related to taxes in interest expense. Actual amounts could differ from estimates.

13. Net sales and cost of goods and services

The following is a summary of the components of net sales and cost of goods and services for the three month periods ended March 31, 2015 and 2014:

	2015	2014
Gaming operations services	$18,572,815	$19,798,915
Sales of equipment	452,366	1,499,703

Net sales	$19,025,181	$21,298,618

Cost of gaming operations services	5,988,239	5,971,282
Cost of equipment sales	209,621	651,967

Cost of goods and services	$6,197,860	$6,623,249

14. Concentrations

Significant Customer—Revenues from one major customer totaled approximately $3,938,000 and $3,936,000 and composed 19% and 18% of the revenues generated for the three-month period ending March 31, 2015 and 2104 respectively. The outstanding receivables related to this customer were approximately $424,000 and $624,000 at March 31, 2015 and 2014 respectively. There were no other customers for which revenues composed more than 10% of total revenue during the three month periods ended March 31, 2015 or 2014.

15. Foreign Operations

The Company has a significant portion of its operations located in Mexico. Revenues related to Mexican operations were approximately $5,838,000 and $7,200,000 for the three-month periods ending March 31, 2015 and 2104 respectively. The net book value of property and equipment located in Mexico was approximately $7,201,000 and $7,790,000 at March 31, 2015 and December 31, 2014 respectively. These operations are subject to risks of currency fluctuations and changes in laws and regulations.

16. Supplemental Disclosures of Noncash Investing and financial Activities

Significant noncash activities for the three month periods ended March 31, 2015 and 2014, are as follows:

	3/31/2015	3/31/2014
Acquisition of property and equipment and prepaid maintenance contracts under capital leases	—	421,514
Accrued capital expenditures	377,523	174,301

******

Through and including                 , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

AP Gaming Holdco, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$
Stock exchange listing fee
Financial Industry Regulatory Authority filing fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Transfer agent and registrar fees
Miscellaneous

Total	$

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants.

Set forth below is certain information regarding securities issued by the Registrant during the last three years in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances.

Options and Restricted Stock Units

•	On April 28, 2014, we issued 50,000 restricted stock units for our non-voting common stock to an employee pursuant to our 2014 Long-Term Incentive Plan.

•	On April 28, 2014, we issued 255,000 options for our non-voting common stock to an employee pursuant to our 2014 Long-Term Incentive Plan.

•	On August 8, 2014, we issued 321,250 options for our non-voting common stock to certain employees pursuant to our 2014 Long-Term Incentive Plan. (168,125 of these options were subsequently cancelled upon the termination of the holder’s employment.)

•	On March 11, 2015, we issued 95,625 options for our non-voting common stock to certain employees pursuant to our 2014 Long-Term Incentive Plan.

•	On May 12, 2015, we issued 13,500 options for our non-voting common stock to certain employees pursuant to our 2014 Long-Term Incentive Plan. (These options were subsequently cancelled upon the termination of the holder’s employment.)

•	On July 17, 2015, we issued 190,000 options for our non-voting common stock to certain employees pursuant to our 2014 Long-Term Incentive Plan. (95,000 of these options were subsequently cancelled upon the termination of the holder’s employment.)

•	On September 7, 2015, we issued 48,750 options for our non-voting common stock to an employee pursuant to our 2014 Long-Term Incentive Plan.

•	On January 18, 2016, we issued 227,600 options for our non-voting common stock to certain employees pursuant to our 2014 Long-Term Incentive Plan.

•	On October 25, 2016, we issued 20,000 options for our non-voting common stock to certain employees pursuant to our 2014 Long-Term Incentive Plan.

Common Stock

•	On April 28, 2014, we issued 20,000 shares of our non-voting common stock to an employee for an aggregate purchase price of $200,000. (These shares were repurchased and exchanged for 20,000 shares on August 8, 2014)

•	On August 8, 2014, we issued 20,000 shares of our non-voting common stock to an employee for an aggregate purchase price of $200,000.

•	On August 8, 2014, we issued 176,875 shares of our non-voting common stock to certain employees for an aggregate purchase price of $1,768,750. (128,750 of these shares were repurchased upon the termination of the holder’s employment.)

•	On March 11, 2015, we issued 20,673 shares of our non-voting common stock to certain employees for an aggregate purchase price of $301,826.

•	On March 12, 2015, we issued 2,548 shares of our non-voting common stock to an employee for an aggregate purchase price of $40,004. (These shares were repurchased upon the termination of the holder’s employment.)

•	On June 1, 2015, we issued 10,375 shares of our non-voting common stock to certain employees for an aggregate purchase price of $162,888.

•	On September 7, 2015, we issued 4,777 shares of our non-voting common stock to an employee for an aggregate purchase price of $74,999.

•	On December 6, 2016, we issued 4,357 shares of our non-voting common stock to an employee for an aggregate purchase price of $75,000.

Except as otherwise noted above, these transactions were exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as they were transactions by an issuer that did not involve a public offering of securities.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of AP Gaming Holdco, Inc.

3.2*	Form of Amended and Restated Bylaws of AP Gaming Holdco, Inc.

4.1*	Specimen of Share Certificate of AP Gaming Holdco, Inc.

4.2*	Note Purchase Agreement, dated as of May 29, 2015, by and among AP Gaming Holdco, Inc., AP Gaming Holdings, LLC, as subsidiary guarantor, Deutsche Bank AG, London Branch, as purchaser and Deutsche Bank Trust Company Americas, as collateral agent.

4.3*	PIK Promissory Note, dated as of May 29, 2015, by and between AP Gaming Holdco, Inc. and Amaya Inc.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered.

10.1*	2016 Managerial Incentive Plan

10.2*	First Lien Credit Agreement, among AP Gaming Holdings, LLC, AP Gaming I, LLC, CITICORP North America, Inc., CITIGROUP Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities, Inc., and Nomura Securities International Inc., dated as of December 20, 2013

10.3*	Collateral Agreement among AP Gaming, LLC, and CITICORP North America, Inc., dated as of December 20, 2013

10.4*	Holdings Guarantee and Pledge Agreement, by and among Subsidiary Guarantors and CITICORP North America, Inc., dated as of December 20, 2013

10.5*	Subsidiary Guarantee between AP Gaming Holdings, LLC and CITICORP North America, Inc. dated as of December 20, 2013

10.6*	Securityholders Agreement, by and among Apollo Gaming Holdings, LP, AP Gaming Holdco, Inc., and other Holders, dated as of April 28, 2014

Exhibit Number	Exhibit Description

10.7*	AP Gaming Holdco, Inc. 2014 Long Term Incentive Plan

10.8*	Form of Option Agreement

10.9*	Form of Subscription Agreement

10.10*	Incremental Assumption Agreement, among AP Gaming, LLC, AP Gaming Holdings, LLC, CITICORP North America, Inc., Jefferies Finance, LLC, and Macquarie Capital (USA) Inc., dated as of May 29, 2015

10.11*	Incremental Assumption Agreement among AP Gaming, LLC, AP Gaming Holdings, LLC, CITICORP North America, Inc., Jefferies Finance, LLC, and Macquarie Capital (USA) Inc., dated as of June 1, 2015

10.12*	Subscription Agreement between Apollo Gaming Holdings, L.P. and AP Gaming Holdco, Inc., dated as of May 28, 2015

10.13*	Employment Agreement, dated April 28, 2014, by and between David Lopez and AP Gaming Holdco, Inc.

10.14*	Nonqualified Stock Option Agreement, dated April 28, 2014, by and between AP Gaming Holdco, Inc. and David Lopez.

10.15*	Restricted Stock Agreement, dated April 28, 2014, by and between AP Gaming Holdco, Inc. and David Lopez.

10.16*	Employment Agreement, dated as of July 1, 2015, by and between AGS, LLC and Sigmund Lee.

10.17*	First Amendment to the July 1, 2015 Employment Agreement, dated as of January 14, 2016, by and between AGS, LLC and Sigmund Lee.

10.18*	Nonqualified Time-Based Stock Option Agreement, dated July 17, 2015, by and between AP Gaming Holdco, Inc. and Sigmund Lee.

10.19*	Nonqualified Performance-Based Stock Option Agreement, dated July 17, 2015, by and between AP Gaming Holdco, Inc. and Sigmund Lee.

10.20*	Nonqualified Stock Option Agreement, dated January 18, 2016, by and between AP Gaming Holdco, Inc. and Sigmund Lee.

10.21*	Employment Agreement, dated February 23, 2015, by and between Kimo Akiona and AGS, LLC.

10.22*	Form of Adoption Agreement to Securityholders

16*	Letter re Changes in Certifying Accountant.

21.1*	Subsidiaries of AP Gaming Holdco, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3*	Consent of Deloitte & Touche LLP, independent auditors.

24.1*	Powers of Attorney (included in signature page).

*	To be filed by amendment.

(b) Financial Statement Schedule

All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements included in the prospectus and are incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on the      day of                     , 2017.

AP Gaming Holdco, Inc.

By:
David Lopez
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Victor Gallo, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David Lopez	President and Chief Executive Officer (Principal Executive Officer)

Kimo Akiona	Treasurer (Principal Financial and Accounting Officer)

David Sambur	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of AP Gaming Holdco, Inc.

3.2*	Form of Amended and Restated Bylaws of AP Gaming Holdco, Inc.

4.1*	Specimen of Share Certificate of AP Gaming Holdco, Inc.

4.2*	Note Purchase Agreement, dated as of May 29, 2015, by and among AP Gaming Holdco, Inc., AP Gaming Holdings, LLC, as subsidiary guarantor, Deutsche Bank AG, London Branch, as purchaser and Deutsche Bank Trust Company Americas, as collateral agent.

4.3*	PIK Promissory Note, dated as of May 29, 2015, by and between AP Gaming Holdco, Inc. and Amaya Inc.

5.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the validity of the securities being offered.

10.1*	2016 Managerial Incentive Plan

10.2*	First Lien Credit Agreement, among AP Gaming Holdings, LLC, AP Gaming I, LLC, CITICORP North America, Inc., CITIGROUP Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities, Inc., and Nomura Securities International Inc., dated as of December 20, 2013

10.3*	Collateral Agreement among AP Gaming, LLC, and CITICORP North America, Inc., dated as of December 20, 2013

10.4*	Holdings Guarantee and Pledge Agreement, by and among Subsidiary Guarantors and CITICORP North America, Inc., dated as of December 20, 2013

10.5*	Subsidiary Guarantee between AP Gaming Holdings, LLC and CITICORP North America, Inc. dated as of December 20, 2013

10.6*	Securityholders Agreement, by and among Apollo Gaming Holdings, LP, AP Gaming Holdco, Inc., and other Holders, dated as of April 28, 2014

10.7*	AP Gaming Holdco, Inc. 2014 Long Term Incentive Plan

10.8*	Form of Option Agreement

10.9*	Form of Subscription Agreement

10.10*	Incremental Assumption Agreement, among AP Gaming, LLC, AP Gaming Holdings, LLC, CITICORP North America, Inc., Jefferies Finance, LLC, and Macquarie Capital (USA) Inc., dated as of May 29, 2015

10.11*	Incremental Assumption Agreement among AP Gaming, LLC, AP Gaming Holdings, LLC, CITICORP North America, Inc., Jefferies Finance, LLC, and Macquarie Capital (USA) Inc., dated as of June 1, 2015

10.12*	Subscription Agreement between Apollo Gaming Holdings, L.P. and AP Gaming Holdco, Inc., dated as of May 28, 2015

10.13*	Employment Agreement, dated April 28, 2014, by and between David Lopez and AP Gaming Holdco, Inc.

10.14*	Nonqualified Stock Option Agreement, dated April 28, 2014, by and between AP Gaming Holdco, Inc. and David Lopez.

Exhibit Number	Exhibit Description

10.15*	Restricted Stock Agreement, dated April 28, 2014, by and between AP Gaming Holdco, Inc. and David Lopez.

10.16*	Employment Agreement, dated as of July 1, 2015, by and between AGS, LLC and Sigmund Lee.

10.17*	First Amendment to the July 1, 2015 Employment Agreement, dated as of January 14, 2016, by and between AGS, LLC and Sigmund Lee.

10.18*	Nonqualified Time-Based Stock Option Agreement, dated July 17, 2015, by and between AP Gaming Holdco, Inc. and Sigmund Lee.

10.19*	Nonqualified Performance-Based Stock Option Agreement, dated July 17, 2015, by and between AP Gaming Holdco, Inc. and Sigmund Lee.

10.20*	Nonqualified Stock Option Agreement, dated January 18, 2016, by and between AP Gaming Holdco, Inc. and Sigmund Lee.

10.21*	Employment Agreement, dated February 23, 2015, by and between Kimo Akiona and AGS, LLC.

10.22*	Form of Adoption Agreement to Securityholders

16*	Letter re Changes in Certifying Accountant.

21.1*	Subsidiaries of AP Gaming Holdco, Inc.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.3*	Consent of Deloitte & Touche LLP, independent auditors.

24.1*	Powers of Attorney (included in signature page).

*	To be filed by amendment.